As confidentially submitted to the Securities and Exchange Commission on November 15, 2022.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________

SURF AIR MOBILITY INC.
(Exact name of Registrant as specified in its charter)

_________________

Delaware	4522	36-5025592
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12111 S. Crenshaw Blvd.
Hawthorne, CA 90250
(310) 365-3675
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________

Carl Albert
Surf Air Mobility Inc.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250
(310) 365-3675
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________

With copies to:

C. Brophy Christensen, Jr., Esq. Jeeho M. Lee, Esq. Noah Kornblith, Esq. O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, California 94111 Telephone: (415) 984-8700

_________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Securities may not be sold until the preliminary prospectus filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated ________, 2022.

Surf Air Mobility Inc.

Shares of Common Stock

This prospectus relates to the registration of the resale of up to            shares of our Common Stock by our stockholders identified in this prospectus (the “Registered Stockholders”). Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of Common Stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the New York Stock Exchange (the “NYSE”). See the section entitled “Plan of Distribution.” We will not receive any proceeds from the sale of shares of Common Stock by the Registered Stockholders.

On or prior to effectiveness of this registration statement, we will have one class of authorized Common Stock. Each share of Common Stock is entitled to one vote per share. As of            , 2022, after giving effect to the Conversions, the Tuscan Payment, the Southern Acquisition, the Internal Reorganization, the GEM Issuance, the SAFE Settlement and the Advisor Accruals (each as defined below), our directors, executive officers, and 5% stockholders, and their respective affiliates will hold approximately            % of our outstanding Common Stock.

Prior to the initial listing, no public market existed for our Common Stock. There is only a limited history of trading in our Common Stock in private transactions. Based on information available to us, the high and low sales price per share of our Common Stock for such private transactions during the period from            through            was $            and $            , respectively. For more information, see the section entitled “Sale Price History of our Capital Stock.” Any recent trading prices in private transactions may have little or no relation to the opening trading price of our shares of Common Stock on the NYSE or the subsequent trading price of our shares of Common Stock on the NYSE. Further, the listing of our Common Stock on the NYSE without underwriters is a novel method for commencing public trading in shares of our Common Stock, and consequently, the trading volume and price per share of our Common Stock may be more volatile than if shares of our Common Stock were initially listed in connection with an underwritten initial public offering.

Based on information provided by the NYSE, the opening trading price of our Common Stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our Common Stock in consultation with a financial advisor pursuant to applicable NYSE rules. For more information, see the section entitled “Plan of Distribution.”

We intend to apply to list our Common Stock on the NYSE under the symbol “SRFM.” We expect our Common Stock to begin trading on the NYSE on or about            , 2023.

We are an “emerging growth company” and “smaller reporting company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See the sections entitled “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Smaller Reporting Company.”

See the section entitled “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our Common Stock.

Our certificate of incorporation will limit the voting rights of persons holding any of our equity securities who are not citizens of the United States to 24.9%. Accordingly, if you are not a citizen of the United States, any shares of Common Stock that you purchase may be subject to voting restrictions. See “Risk Factors — Risks Related to Ownership of Our Common Stock — Our Amended and Restated Certificate of Incorporation limits voting rights of certain foreign persons.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated            , 2022.

Through and including            , 2023 (the 25th day after the listing date of our Common Stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

Neither we nor any of the Registered Stockholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the Registered Stockholders take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. To the extent they sell, the Registered Stockholders are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock. Our business, financial condition, and results of operations may have changed since that date.

For investors outside the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Common Stock by the Registered Stockholders and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

Unless the context otherwise requires, all references to “the Company” or “Surf Air” are to the current business and operations of Surf Air Global Limited and its consolidated subsidiaries prior to the Internal Reorganization, references to “Southern” are to the current business and operations of Southern Airways Corporation and its consolidated subsidiaries prior to the Southern Acquisition and references to “we,” “us,” “our” or “SAM” in this prospectus are to the proposed business and operations of SAM and its consolidated subsidiaries following the consummation of the Internal Reorganization and Southern Acquisition.

This prospectus is a part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration or continuous offering process. Under this process, the Registered Stockholders may, from time to time, sell the Common Stock covered by this prospectus in the manner described in the section entitled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus (except that any such additions, updates, or other changes to the section entitled “Plan of Distribution” shall only be made pursuant to a post-effective amendment to the extent they are material). You may obtain this information without charge by following the instructions under the section entitled “Where You Can Find Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Common Stock.

The number of shares of Common Stock to be outstanding upon completion of this listing excludes:

•                 shares of Common Stock issuable upon exercise of stock options outstanding as of             , 2022, pursuant to the Surf Air Global Limited 2016 Equity Incentive Plan (the “2016 Plan”), with a weighted average exercise price of $             per share (the “Company Options”); and

•        35,000 shares of Common Stock that SAM may issue to Tuscan in connection with the Termination Agreement (as defined below). See section entitled “Prospectus Summary — Recent Developments — Tuscan Termination” for additional information.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•        the conversion of            outstanding shares of all series of Surf Air convertible preferred stock into an aggregate of            shares of our Common Stock which will occur prior to our listing (the “Preferred Stock Conversion”);

•        the conversion of Surf Air’s existing convertible notes into an aggregate of            shares of our Common Stock which will occur prior to our listing (the “Convertible Note Conversion”);

•        the conversion of            outstanding Surf Air penny warrants into an aggregate of            shares of our Common Stock and the conversion of            outstanding Surf Air 2016 warrants into an aggregate of            shares of our Common Stock which will occur prior to our listing (the “Warrant Conversion” and, together with the Preferred Stock Conversion and the Convertible Note Conversion, the “Conversions”);

•        the Tuscan Payment (as defined below);

•        the Southern Acquisition (as defined below);

•        the Internal Reorganization (as defined below);

•        the GEM Issuance (as defined below);

•        the SAFE Settlement (as defined below);

•        the Advisor Accruals (as defined below);

•        the filing and effectiveness of our amended and restated certificate of incorporation in Delaware (the “Amended and Restated Certificate of Incorporation”) which will occur prior to our listing;

•        the adoption of our amended and restated bylaws (the “Amended and Restated Bylaws”) which will occur prior to our listing;

•                  shares of Common Stock issuable in connection with restricted share units (“RSUs”), outstanding as of            , pursuant to our 2016 Plan;

•                  shares of Common Stock issuable in connection with restricted share purchase agreements (“RSPAs”), outstanding as of            , pursuant to our 2016 Plan;

•                  shares of Common Stock issuable in connection with the vesting and settlement of restricted share grant agreements (“RSGAs”), for outstanding as of            , pursuant to our 2016 Plan; and

•        no exercise of the outstanding Company Options or settlement of RSUs, RSPAs or RSGAs described above subsequent to            .

After giving effect to the Conversions, the Tuscan Payment, the Southern Acquisition, the Internal Reorganization, the GEM Issuance, the SAFE Settlement and the Advisor Accruals, as of            , 2022, we had a total of            shares of Common Stock outstanding. Between            , 2022 and the effective date of the registration statement of which this prospectus forms a part, we have not issued any additional shares of Common Stock or awards convertible or exercisable for shares of Common Stock except as noted above.

Following the listing of our Common Stock on the NYSE, approximately            shares of our Common Stock may be immediately sold either (i) by the Registered Stockholders pursuant to this prospectus or (ii) by our other existing stockholders under Rule 144 under the Securities Act since such shares held by such other stockholders will have been beneficially owned by non-affiliates for at least one year. See also “Shares Eligible For Future Sale.”

GLOSSARY

As used in this prospectus:

•        “Advisor Accruals” means the            shares of our Common Stock with an assumed market value of $21.25 per share to be paid to various advisors in satisfaction of fees owed for services in connection with the transactions contemplated in this prospectus.

•        “Amended and Restated Bylaws” means the amended and restated bylaws of SAM.

•        “Amended and Restated Certificate of Incorporation” means the amended and restated certificate of incorporation of SAM following the effectiveness of our direct listing.

•        “Closing” means the closing of the Internal Reorganization.

•        “Code” means the Internal Revenue Code of 1986, as amended.

•        “Common Stock” means the common stock of SAM, par value $0.0001 per share.

•        “Company” or “Surf Air” means Surf Air Global Limited, a BVI business company formed under the laws of the British Virgin Islands, and all of its direct and indirect subsidiaries.

•        “Conversion” means the Preferred Stock Conversion, the Convertible Note Conversion and the Warrant Conversion.

•        “Convertible Note Conversion” means the conversion of Surf Air’s existing convertible notes into an aggregate of            shares of our Common Stock, which will occur prior to listing.

•        “COVID-19” means the disease caused by severe acute respiratory syndrome coronavirus 2, including any evolutions or mutations thereof (including additional variants).

•        “DGCL” means the Delaware General Corporation Law, as amended.

•        “Exchange Act” means the Securities Exchange Act of 1934, as amended.

•        “GEM Issuance” means the issuance of shares, which we expect to be shares of Common Stock, to GEM Global Yield LLC SCS (“GEM”) equal to 0.75% of the total shares outstanding of Common Stock upon listing, pursuant to an Amended and Restated Share Purchase Agreement dated May 17, 2022. For a further description of such agreement and GEM’s commitment to purchase such shares, see the section entitled “Business — Key Agreements — Financing Arrangements — Share Subscription Facility”.

•        “Internal Reorganization” means the means the transaction pursuant to which, concurrently with the listing, a wholly-owned subsidiary of SAM will be merged with and into Surf Air, after which Surf Air will be a wholly-owned subsidiary of SAM. As SAM has no assets or liabilities, financial statements for SAM have been omitted in this prospectus. See section entitled “Business — Government Regulation — Principal Domestic Regulatory Authorities”.

•        “IRS” means the Internal Revenue Service.

•        “JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

•        “listing” means the listing of Common Stock on the NYSE.

•        “NYSE” means the New York Stock Exchange.

•        “Preferred Stock Conversion” means the conversion of            outstanding shares of all series of Surf Air convertible preferred stock into an aggregate of            shares of our Common Stock, which will occur prior to listing.

•        “public stockholders” means holders of public shares of Common Stock.

•        “SAFE Settlement” means the issuance of            shares of our Common Stock to holders of SAFEs under the terms of the respective SAFEs.

•        “SAFEs” means the Simple Agreements for Future Equity, by and between the Company and the respective investors listed therein.

•        “SAM” means Surf Air Mobility Inc., a Delaware corporation and wholly-owned subsidiary of the Company, which will, after the Internal Reorganization, become a publicly traded company in connection with the listing, and will hold all of the equity securities, assets, business and operations of each of Surf Air and Southern.

•        “SAM Board” means the board of directors of SAM.

•        “SEC” means the United States Securities and Exchange Commission.

•        “Securities Act” means the Securities Act of 1933, as amended.

•        “Share Subscription Facility” means the Company’s equity line of credit up to $400 million pursuant to the Share Purchase Agreement.

•        “Share Purchase Agreement” means the Amended and Restated Share Purchase Agreement, dated as of May 17, 2022, by and between the Company, GEM Global Yield LLC SCS and Gem Yield Bahamas Limited.

•        “Southern” means Southern Airways Corporation, a Delaware corporation.

•        “Southern Acquisition” means the business combination transaction pursuant to which, concurrently with the listing, a wholly-owned subsidiary of SAM will be merged with and into Southern, after which Southern will be a wholly-owned subsidiary of SAM.

•        “Surf Entities” means the Company, SAM and SAC Merger Sub Inc.

•        “TAI” means Textron Aviation Inc and affiliates.

•        “Tuscan Payment” means the issuance to Tuscan of 600,000 shares of our Common Stock (or an equivalent number of shares of common equity of Surf Air) pursuant to the terms of the Termination Agreement. See the section entitled “Prospectus Summary — Recent Developments — Tuscan Termination.”

•        “U.S. GAAP” means generally accepted accounting principles in the United States.

•        “Warrant Conversion” means the conversion of            outstanding Surf Air penny warrants into an aggregate of            shares of our Common Stock and the conversion of            outstanding Surf Air 2016 warrants into an aggregate of            shares of our Common Stock, which will occur prior to listing.

For a further description of the terms used to refer to Surf Air’s business, please see the section entitled “Glossary of Terms Related to SAM’s, Surf Air’s and Southern’s Businesses” on page 5 of this prospectus.

GLOSSARY OF TERMS RELATED TO SAM’S, SURF AIR’S AND SOUTHERN’S BUSINESSES

As used in this prospectus:

•        “Aircraft-as-a-Service” means the product we intend to offer bundling certain aircraft ownership related costs, potentially including leasing, insurance, powertrain maintenance and operating software for both conventional internal combustion and/or electrified aircraft to operators with the goal of creating a recurring revenue stream.

•        “airframes” means the mechanical structure of an aircraft.

•        “ATC” means air traffic control, a service provided by air traffic controllers who direct aircraft on the ground and through a given section of controlled airspace.

•        “Certificate” means a certificate issued under section 41102 of 49 U.S.C. Subtitle VII.

•        “Cessna Caravan” refers to the family of aircraft produced by Textron Aviation’s Cessna, and includes the Caravan, Grand Caravan and Caravan EX models, as well as their cargo derivatives.

•        “DOT” means the United States Department of Transportation.

•        “EAS” means Essential Air Service, which is a program run by the DOT to guarantee that small communities are served by certificated air carriers that maintain a minimum level of scheduled air service.

•        “EPU” means the magni650 Electric Power Unit.

•        “FAA” means the United States Federal Aviation Administration, a transportation agency, which sits within the DOT.

•        “FBO” means fixed base operator. An entity that is an FBO is granted the right by an airport to operate at the airport and provide services such as fueling, hangaring, parking, aircraft rental, along with other similar services.

•        “OEM” means original equipment manufacturer, which is a company whose goods are used as components in the products of another company, which then sells the finished item to other users.

•        “Part 135” means Part 135 of Title 14 of the U.S. Code of Federal Regulations.

•        “Part 298” means Part 298 of Title 14 of the U.S. Code of Federal Regulations.

•        “Part 380” means Part380 of Title 14 of the U.S. Code of Federal Regulations.

•        “powertrain” refers to the components in the aircraft that generate power and for propulsion.

•        “Powertrains-as-a-Service” means the product we intend to offer with all of our electrified powertrains, charging the operator a recurring and time based fee for using the powertrain, as well as for access to the connected-powertrain software for predictive maintenance capabilities we are in the process of developing.

•        “SAF” means sustainable aviation fuel, which is biofuel used to power aircraft. This biofuel has similar properties to conventional jet fuel but with a smaller carbon footprint.

•        “Supplemental Type Certificate” or “STC” is a certification issued by the FAA when an applicant has received FAA approval to modify an aeronautical product from its original design. The STC approves not only the modification, but also how the modification affects the original design of the aeronautical product.

•        “TCB” is an FAA management team involved in the certification process for obtaining a STC.

•        “TSA” means the Transportation Security Administration, an administration within the U.S. Department of Homeland Security.

•        “Type Certificate” or “TC” is a certification issued by the FAA when an applicant has received FAA approval for a new aeronautical product from its original design.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Common Stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Surf Air’s and Southern’s consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company,” and “SAM” refer to Surf Air Mobility Inc. and its consolidated subsidiaries.

Overview

Introduction to Surf Air Mobility

Surf Air Mobility is seeking to build a regional air mobility ecosystem that will sustainably connect the world’s communities. Building on the combined operations of Surf Air and Southern, we intend to accelerate the adoption of green flying by developing hybrid-electric and fully electric powertrain technology for new aircraft and upgrading existing fleets. We believe bringing electrified aircraft to market at scale will substantially reduce the cost and environmental impact of regional flying by the end of the decade. Additionally, we believe operating as a publicly traded company and having efficient access to growth capital will allow us to accelerate the implementation of our strategic plan.

Surf Air Inc. was incorporated in 2011 and Surf Air Global Limited (formally incorporated under Surf Airlines Inc.) was formed and became the parent company of the Surf Air group in 2016. Surf Air Mobility was incorporated in 2021. Surf Air is expanding the category of regional air travel, connecting underutilized regional airports and private terminals creating a “shared private” customer experience and a high frequency “commercial-like” air service, using small turboprop aircraft. Surf Air currently provides a regional air mobility platform with scheduled routes and on-demand charter flights operated by third party Part 135 operators and intends to develop powertrain technology with its commercial partners to electrify existing fleets, which it believes will reduce operating costs and emissions, starting with a hybrid-electric variant of the Cessna Grand Caravan EX.

Founded in 2013 as a Delaware corporation, Southern is the largest commuter airline in the United States by scheduled departures and as of June 30, 2022, served 37 U.S. cities across five U.S. time zones and is expected by the end of 2022 to serve an additional seven cities, including destinations in the Northern Mariana Islands. Southern has contracts with the U.S. federal government to operate Essential Air Service (“EAS”) routes, which ensures small communities in the United States can maintain a minimum level of scheduled air services. Southern is the largest passenger operator of Cessna Caravans in the United States.

The Southern Acquisition will result in a combined regional airline network servicing U.S. cities across the Mid-Atlantic, Gulf South, Midwest, Rocky Mountains, West Coast, New England and Hawaii. Surf Air and Southern together served over 330,000 passengers across 34 cities with over 60,000 flights in 2021. For the six months ended June 30, 2022, Surf Air generated $9.3 million in revenue and Southern generated $36.5 million in revenue, an increase of 181.6% and 48.1%, respectively, compared to the six months ended June 30, 2021. We expect the combination of Surf Air and Southern will provide the basis for SAM’s expanded, nationwide regional air mobility platform.

SAM intends to electrify its existing fleet utilizing a hybrid-electric powertrain technology once it is fully designed and developed, and certified by the Federal Aviation Administration (“FAA”) as part of the issuance of the Supplemental Type Certificate (“STC”). We are planning for FAA approval of our hybrid-electric Cessna Grand Caravan STC to occur in in the first half of 2025, followed by the commercialization of the technology later that year. See the section entitled “Risk Factors — Legal and Regulatory Risks Related to SAM’s Business — We may be unable to obtain or maintain relevant regulatory approvals for the commercialization of our electrification of aircraft.”

Market Opportunity: Electric technology will be a disruptive factor in regional air travel

We believe regional turboprop aircraft can be electrified, creating the opportunity to disrupt existing regional (50-500 mile) air and ground travel patterns. The hybrid-electric technology we are developing with our commercial partners utilizes state-of-the-art technology that exists today. Electrified regional aircraft, with reduced operating costs and emissions, are expected to be capable of connecting, directly and cost-effectively, many of the United States’ 5,000 existing and underutilized public airports, striving to create a reasonably priced and more convenient mass-market regional travel experience, which we believe will be an attractive alternative to the use of major airport hubs and connecting flight service. Electrified regional aircraft can begin the process of abating commercial aviation’s contribution to global CO2 emissions, which totaled approximately 900 million metric tons in 2020. We believe our green aviation technology will have the added benefit of aligning with consumer preference, increasing demand for lower emission travel.

Over the last several decades regional air travel has suffered, declining in both seat capacity and flight departures, giving customers far fewer flight options and a worse travel experience. Over this period, airlines consolidated into fewer hubs and began deploying aircraft with more seats to reduce cost, resulting in approximately 30 airports in the United States today that represent approximately 70% of all air traffic. This consolidation dramatically reduced regional connectivity for customers; over the last two decades, according to commercial airline schedule data via Airline Data Inc., capacity on 50 – 500 mile airline routes has gone down 39% while the number of departures has gone down 52%. Fewer airports are connected directly today with non-stop flights than were connected twenty years ago, and fewer available seats and frequencies are flown between airports that maintained their non-stop service. This decline in service is further exacerbated by hub congestion, which, on short regional trips, makes airport check-in and connection times a substantial part of the overall door-to-door travel time.

According to a 2019 study conducted by a third-party consulting firm, approximately 90% of the U.S. population lived or worked within a 30 minute drive to one of 5,000 underutilized public use regional airports in the United States. Major airlines are largely unable to leverage this infrastructure due to their fleet type and instead send more of their traffic through already congested hubs. Regional airports are typically located conveniently near large metropolitan areas and can usually only be served with smaller regional aircraft (the same types of aircraft we believe will be the first to be electrified, given the current capabilities of battery technology). Using this existing regional airport infrastructure to create scheduled, high-frequency, non-stop flights in hybrid-electric and fully electric aircraft, with reduced emissions and operating costs, we believe we can create a consumer experience with improved convenience offering an attractive alternative to long-haul driving and the use of congested airport hubs that often require connecting flights.

SAM believes these smaller regional aircraft will be the first to be electrified, given the current state of aircraft technology. SAM believes the most realistic, reduced risk, and rapid approach to electrification is to first develop and certify STCs for hybrid-electric powertrains to be installed in new and existing aircraft types that are already certified by the FAA, such as the Cessna Caravan. FAA-issued STCs typically create an accelerated path to introduce aircraft into service, providing the possibility of installing a hybrid-electric powertrain on new aircraft and on the thousands of such aircraft currently in service today. Typically, STCs are less difficult and require far less time to certify than an entirely new “clean sheet” aircraft, which typically requires capital-intensive investment in long certification processes as well as new tooling and production facilities. Additionally, hybrid-electric powertrains will not require or be dependent on the development and installation of charging infrastructure like fully electric aircraft. As a result, SAM further believes the market and use cases for hybrid-electric aircraft may potentially exist for decades after the introduction of fully electric aircraft as the introduction of Sustainable Aviation Fuel (“SAF”) effectively addresses much of the remaining “hybrid” emissions and the expected longer time horizon of charging infrastructure development.

Creating a regional air travel ecosystem

We believe SAM’s business model is designed to capitalize on this highly attractive market opportunity. It is our expectation that by executing on the below plan we can create a regional air travel ecosystem that provides ongoing growth potential to our company and our stakeholders.

Our future business strategy is built on six key premises:

1.    Large Addressable Market

Our strategic plan is focused on capturing a meaningful portion of the point-to-point regional air mobility market currently served by automobiles and inefficient hub-and-spoke airline business models. Based on a study conducted by a third-party consulting firm, using 2019 U.S. mobile device data, we believe the addressable 50 – 500 mile regional air mobility market will be approximately $30 billion in the United States by 2030 and $140 billion worldwide by 2025.

2.    Advantaged Path to Electrification

The technology to electrify small aircraft exists today, in large part because of improvements in battery technology. We intend to pursue obtaining STCs from the FAA for hybrid-electric powertrains, which will not require ground charging infrastructure, and fully electric variants of the Cessna Caravan.

3.    Aligned with Leading Players

To support our growth and technology plans, we have established important commercial relationships with leading players involved in the aviation and technology industries, including those expected to produce components for electrified powertrains for aircraft. We believe our strategic relationships with TAI, AeroTEC, magniX, Jetstream Aviation Capital, SkyWest Airlines, Signature Flight Support and Palantir empower our plan. We believe the result of these relationships will be the acceleration of our ability to bring the hybrid-electric powertrain for the Cessna Caravan to market, to create a differentiated regional travel experience of scale, and to generate substantial demand from consumers for a new form of regional travel.

4.    Significant Operating Expertise

SAM expects to fly nearly 500,000 passengers on its fleet of approximately 50 aircraft in 2022 (principally as part of Southern’s operations). Surf Air currently operates a technology-forward on-demand and scheduled regional aviation platform, is planning to develop a hybrid-electric powertrain with its commercial partners for installation on the Cessna Grand Caravan and has secured key strategic relationships to accelerate SAM’s electrification and operational growth plans. Southern operates the largest passenger fleet of Cessna Caravans in the United States, has significant operating scale, has a robust set of EAS routes contracted with the DOT and has built a pilot development pipeline that helps to manage national pilot shortage issues.

5.    Experienced Management Team and Board

SAM’s management team has significant experience in the aerospace and commercial aviation industry, as well as adjacent sectors, including hospitality and consumer branding. Our team brings with them previous senior level experience from a range of companies including Delta Air Lines, Fairchild Dornier, Flexjet, Lufthansa, Virgin America, and Wisk. The ongoing evolution and implementation of SAM’s strategy will be guided and overseen by an experienced and independent board of directors.

6.    Ecosystem-Based Business Model

If we are able to certify hybrid-electric and fully electric powertrains, we intend to introduce them into the market using business models which we expect will produce one-time and recurring revenue streams. We expect to sell our connected powertrains and provide maintenance and financing services to aircraft operators, agnostic to whether they operate consumer flights on SAM’s platform. We believe operating at the center and providing valuable services across the value chain of the regional air mobility ecosystem and by coordinating the various parties can lead to additional earning opportunities for SAM.

Recent Developments

Tuscan Termination

On May 17, 2022, SAM entered into a Business Combination Agreement (the “Merger Agreement”) by and among Tuscan Holdings Corp. II, a Delaware corporation (“Tuscan”), Surf Air, THCA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of SAM (“Merger Sub I”), and SAGL Merger Sub Limited, a BVI business company formed under the laws of the British Virgin Islands and wholly-owned subsidiary of SAM (“Merger Sub II”) and SAM. Concurrently with the execution of the Merger Agreement, Surf Air, SAM, SAC Merger Sub Inc. (“Merger Sub” and together with Surf Air, and SAM, the “Surf Entities”), and Southern entered into an Amendment No. 2 to that certain Acquisition Agreement dated as of March 17, 2021, as amended by that certain Amendment No. 1 to Acquisition Agreement dated as of August 22, 2021 (the Acquisition Agreement along with Amendment No. 1 and Amendment No. 2, the “Southern Acquisition Agreement”), pursuant to which, subject to the terms and conditions thereunder, the parties thereunder intend to effect a merger of SAC Merger Sub Inc. with and into

Southern, with Southern continuing as the surviving corporation and a wholly-owned subsidiary of SAM. It was intended that the Southern Acquisition and the transactions contemplated thereunder would close simultaneously with the merger with Tuscan.

On November 14, 2022, Tuscan, Tuscan Holdings Acquisition II LLC, a Delaware limited liability company (“Tuscan Sponsor”), Surf Air and SAM entered into a mutual termination and release agreement (the “Termination Agreement”) pursuant to which the parties agreed to mutually terminate the Merger Agreement and a mutual release of all claims under the Merger Agreement. Pursuant to the Termination Agreement, and in consideration for the agreements of Tuscan and Tuscan Sponsor, SAM has agreed to issue to Tuscan 600,000 shares of Common Stock (or an equivalent number of shares of common equity of Surf Air) upon the occurrence of a direct listing (including this listing), an initial public offering, a business combination involving a special purpose acquisition company or a Sale Transaction (as defined in the Termination Agreement). In connection with the incurrence of costs and expenses by Tuscan, SAM has agreed to (a) issue 35,000 shares of Common Stock (or an equivalent number of shares of common equity of Surf Air) or (b) paying to Tuscan $700,000. SAM has agreed to provide Tuscan with certain customary resale registration rights in respect of the shares of Common Stock to be issued to Tuscan on listing. Tuscan and the Sponsor have also agreed to, jointly and severally, indemnify and hold harmless, Surf Air and SAM against losses arising from, as a result of or in connection with: (i) the termination of the Merger Agreement; (ii) the fact that the transactions contemplated by the Merger Agreement will not be consummated; and/or (iii) any other facts or circumstances arising from or relating to the Merger Agreement and the transactions that were contemplated thereby.

Amendment to Southern Acquisition Agreement

On November 11, 2022, Amendment No. 3 to the Southern Acquisition Agreement (the “Amendment”) was executed to reflect, among other things, the termination of the Merger Agreement and the transactions that were contemplated thereby. The Amendment also contemplates that Southern’s former security holders are entitled to receive a number of shares of our Common Stock representing the greater of (a) share equal to a value of $81.25 million (based on the opening price per share of our Common Stock at listing); or (b) 12.5% of the fully-diluted shares of Common Stock upon listing. In addition, Southern and the Surf Entities have agreed that the post-listing SAM Board would be composed of nine members and that the initial director designated by Southern would be Stan Little (or, if Mr. Little is unable to serve, a replacement determined by Southern prior to listing), and, if at any time within 12 months following the closing of the Southern Acquisition, the number of directors of the SAM Board is increased to more than nine members, Mr. Little would be entitled to designate an additional director to the SAM Board.

October 2022 Term Note

On October 31, 2022, the Company entered into a term note agreement to receive $4.5 million in cash from LamVen, an entity owned by an officer of the Company. The note is scheduled to mature on the earlier of December 31, 2023 or the date on which the note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 8.25% per annum until the note is paid in full at maturity or upon acceleration by prepayment.

Risk Factors Summary

Investing in our Common Stock involves numerous risks, including the risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Below are some of these risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects.

Set forth below is only a summary of principal risks associated with SAM, Southern and Surf Air.

Risks Related to Surf Air’s and Southern’s Business and Industry

•        There is substantial doubt about Surf Air’s ability to continue as a going concern. Surf Air will need additional financing to execute its business plan, to fund its operations and to continue as a going concern.

•        Surf Air has incurred significant losses since its inception and expects to incur significant expenses and continuing losses for the foreseeable future. SAM may not be able to achieve or maintain profitability or positive cash flows.

•        We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing or access the capital markets to fund our ongoing operations on acceptable terms and conditions.

•        We expect to face intense competition in the regional air mobility industry.

•        If we are not able to successfully enter into new markets, offer new routes and services and enhance our existing offerings, our business, financial condition and results of operations could be adversely affected.

•        If we experience harm to our reputation and brand, our business, financial condition and results of operations could be adversely affected.

•        The success of our business will be highly dependent on our ability to effectively market and sell air transportation as a substitute for conventional methods of transportation.

Risks Related to the Development of Electrification Technology

•        The hybrid-electric powertrain we plan to produce is yet to be designed, and we, as well as our development and supply chain partners, have limited experience to date in the development and manufacturing of hybrid-electric powertrains and integrating those newly developed powertrains into existing certified airframes.

•        We are substantially dependent upon our relationships with our strategic partners to develop our hybrid-electric powertrain and implement our planned business model.

•        Our success will depend on our ability to economically outsource the production, assembly and installation of our hybrid-electrified powertrain solutions at scale, and our ability to develop and produce hybrid-electrified powertrain solutions of sufficient quality and appeal to customers on schedule and at scale is unproven.

•        Our competitors may commercialize their technology before us, either in general or in specific markets, or we may otherwise not be able to fully capture the first mover advantage that we anticipate.

Risks Related to Surf Air’s and Southern’s Operations and Infrastructure

•        If we are unable to obtain and maintain adequate facilities and infrastructure, including securing access to key infrastructure such as airports, we may be unable to offer our service in a way that is useful to passengers.

•        Surf Air and Southern’s operations are currently concentrated in a small number of metropolitan areas and airports which makes their businesses particularly susceptible, and will make SAM’s business particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances affecting these metropolitan areas.

•        Our aircraft utilization may be lower than expected and our aircraft may be limited in performance during certain weather conditions. We are vulnerable to delays, cancellations or flight rescheduling, as we will rely on maintaining a high daily aircraft usage rate, and need to aggregate customers on our by-the-seat flights to lower direct costs to third-party operators.

•        The profitability of our current operations is dependent on the availability and pricing of aircraft fuel. Periods of significant disruption in the supply of aircraft fuel or elevated pricing could have a significant negative impact on our results of operations and liquidity.

Risks Related to Surf Air’s and Southern’s Dependence on Third-Party Providers

•        If our third-party aircraft operators are unable to support our operations or the growth of our business, or we are unable to add alternative third-party aircraft operators to meet demand, our costs may increase and our business, financial condition and results of operations could be adversely affected.

Risks Related to SAM’s Financial Position and Capital Requirements

•        Surf Air’s management has identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect its, and, going forward, SAM’s ability to report its results of operations and financial condition accurately and in a timely manner.

•        Southern’s management has identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect its, and, going forward, SAM’s ability to report its results of operations and financial condition accurately and in a timely manner.

Risks Related to Surf Air’s and Southern’s Intellectual Property and Information Technology

•        If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose market share, generate reduced revenue and incur costly litigation to protect our rights.

•        We will rely on our information technology systems to manage numerous aspects of our business. A cyber-attack of these systems could disrupt our ability to deliver services to our customers and could lead to increased overhead costs, decreased sales and harm to our reputation.

Legal and Regulatory Risks Related to SAM’s Business

•        Our business will be subject to a variety of extensive and evolving laws and regulations, which may result in increases in our costs, disruptions to our operations, limits on our operating flexibility, reductions in the demand for air travel and competitive disadvantages. We may be unable to obtain or maintain relevant regulatory approvals for the commercialization of our electrification of aircraft.

Risks Related to Ownership of Our Common Stock

•        Our listing differs significantly from a traditional underwritten initial public offering.

•        An active, liquid, and orderly market for our Common Stock may not develop or be sustained. You may be unable to sell your shares of Common Stock at or above the price at which you purchased them.

•        The trading price of our Common Stock, upon listing on the NYSE, may have little or no relationship to the historical sales prices of our capital stock in private transactions, and such private transactions have been limited.

•        The trading price of our Common Stock may be volatile and could, upon listing on the NYSE, decline significantly and rapidly.

If we are unable to adequately address these and other risks we face, our business may be harmed.

Channels for Disclosure of Information

Following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.surfair.com), press releases, public conference calls, and public webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Our Principal Stockholders

As of            , 2022, after giving effect to the Conversions, the Tuscan Payment, the Southern Acquisition, the Internal Reorganization, the GEM Issuance, the SAFE Settlement and the Advisor Accruals, our directors, executive officers, and 5% stockholders, and their respective affiliates will hold approximately            % of our outstanding Common Stock.

Corporate Information

Surf Air

Surf Air, Inc. was incorporated in 2011 and Surf Air Global Ltd. was formed and became the parent company of the Surf Air group in 2016. SAM was incorporated under the laws of Delaware on January 5, 2021. SAM is a wholly-owned subsidiary of Surf Air formed for the purpose of holding all of the equity securities, assets, business and operations of Surf Air and Southern. The mailing address of SAM’s principal executive office is 12111 S. Crenshaw Boulevard, Hawthorne, California 90250 and its telephone number is (310) 365-3675. Our website address is www.surfair.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Our logo, the “Surf Air” mark, and our other registered and common law trademarks, service marks, and trade names appearing in this prospectus are the property of Surf Air Global Ltd. or its affiliates. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners.

Southern

Southern was incorporated under the laws of Delaware on April 5, 2013. The mailing address of Southern’s principal executive office is 2875 South Ocean Boulevard, Suite 256, Palm Beach, Florida 33480 and its telephone number is (901) 672-7820. After the consummation of the Southern Acquisition, Southern’s principal executive office will be that of the Company. Southern’s website address is www.iflysouthern.com. Information contained on, or that can be accessed through, Southern’s website is not incorporated by reference into this prospectus, and you should not consider information on Southern’s website to be part of this prospectus.

Southern’s logo, the “Southern Airways” mark, and its other registered and common law trademarks, service marks, and trade names appearing in this prospectus are the property of Southern Airways Corporation or its affiliates. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined under the JOBS Act. As an emerging growth company, each of Surf Air and Southern is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

SAM may take advantage of these reduced reporting and other requirements until the last day of its fiscal year following the fifth anniversary of the completion of this listing, or such earlier time that SAM is no longer an emerging growth company. However, if certain events occur prior to the end of such five-year period, including if SAM has more than $1.235 billion in annual gross revenue, has more than $700 million in market value of its Common Stock held by non-affiliates or issues more than $1.0 billion of non-convertible debt over a three-year period, SAM will cease to be an emerging growth company prior to the end of such five-year period. SAM may choose to take advantage of some, but not all, of the available exemptions

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Surf Air and Southern have elected to take advantage of such extended transition period.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not smaller reporting companies, including, but not limited to, reduced disclosure obligations regarding executive compensation. We will continue to be a smaller reporting company as long as either (i) the market value of our common shares held by non-affiliates is less than $250 million as of the last business day of our most recently completed second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700 million as of the last business day of our most recently completed second fiscal quarter.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

Surf Air

The following summary financial data have been derived from Surf Air’s audited financial statements as of and for the years ended December 31, 2021 and 2020 and from Surf Air’s unaudited financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 that are included elsewhere in this prospectus. The financial statements have been prepared and presented in accordance with U.S. GAAP. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. In the opinion of Surf Air’s management, the unaudited consolidated financial statements for interim periods include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for such interim periods. This selected financial information should be read in conjunction with the section entitled “Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and Surf Air’s audited consolidated financial statements and the related notes included elsewhere in this prospectus.

(in thousands)	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2020	2022	2021
			(Unaudited)
Consolidated Statements of Operations Data:
Revenue	$11,798	$7,500	$9,296	$3,301
Cost of revenue, exclusive of depreciation and amortization	$14,495	$8,199	$11,209	$4,538
Operating loss	$(33,350)	$(20,758)	$(24,286)	$(17,136)
Net loss	$(35,784)	$(23,437)	$(29,400)	$(17,215)
(in thousands)	As of June 30, 2022 (Unaudited)	As of December 31, 2021
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,843	$719
Total assets	$19,923	$7,558
Total liabilities	$70,501	$61,893
Working capital (deficit)(1)	$(25,370)	$(53,640)

____________

(1)      Working capital (deficit) is defined as the difference between current assets and current liabilities.

	As of December 31,
(in thousands)	2021	2020
Consolidated Balance Sheet Data:
Cash and cash equivalents	$719	$7,397
Total assets	$7,558	$11,708
Total liabilities	$61,893	$49,664
Working capital (deficit)(1)	$(53,640)	$(35,199)

____________

(1)      Working capital (deficit) is defined as the difference between current assets and current liabilities.

Southern

The following summary financial data have been derived from Southern’s audited financial statements as of and for the years ended December 31, 2021 and 2020 and from Southern’s unaudited financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 that are included elsewhere in this prospectus. The financial statements have been prepared and presented in accordance with U.S. GAAP. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. In the opinion of Southern’s management, the unaudited consolidated financial statements for interim periods include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for such interim periods. This selected financial information should be read in conjunction with the section entitled “Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and Southern’s audited consolidated financial statements and the related notes included elsewhere in this prospectus.

(in thousands)	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2020	2022	2021
			(Unaudited)
Consolidated Statements of Operations Data:
Revenue	$57,794	$38,195	$36,521	$24,645
Operating income (loss)	$11,875	$5,033	$(1,631)	$9,044
Net income (loss)	$10,775	$4,066	$(2,171)	$8,396
(in thousands)	As of June 30, 2022 (Unaudited)	As of December 31, 2021
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,835	$5,710
Total assets	$55,355	$28,779
Total liabilities	$49,829	$22,186
Working capital (deficit)(1)	$(8,013)	$85

____________

(1)      Working capital (deficit) is defined as the difference between current assets and current liabilities.

	As of December 31,
(in thousands)	2021	2020
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,710	$2,073
Total assets	$28,779	$18,001
Total liabilities	$22,186	$22,503
Working capital (deficit)(1)	$85	$(3,690)

____________

(1)      Working capital (deficit) is defined as the difference between current assets and current liabilities.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus. You should read this entire prospectus carefully, including the sections entitled “Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Surf Air’s and Southern’s financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, or results of operations. In such case, the trading price of our Common Stock could decline, and you may lose some or all of your original investment.

Unless the context otherwise requires, all references to “the Company” or “Surf Air” are to the current business and operations of Surf Air Global Limited and its consolidated subsidiaries prior to the Internal Reorganization, references to “Southern” are to the current business and operations of Southern Airways Corporation and its consolidated subsidiaries and references to “we,” “us,” “our” or “SAM” in this section are to the proposed business and operations of SAM and its consolidated subsidiaries following the consummation of the Internal Reorganization. Accordingly, the risks described below relating to Surf Air and Southern could also materially adversely affect SAM after the consummation of the Internal Reorganization and Southern Acquisition.

Risks Related to Surf Air’s and Southern’s Business and Industry

There is substantial doubt about Surf Air’s ability to continue as a going concern. Surf Air will need additional financing to execute its business plan, to fund its operations and to continue as a going concern.

The Company has incurred losses from operations, negative cash flows from operating activities and has a working capital deficit. In addition, the Company is currently in default of certain excise and property taxes as well as certain debt obligations. These tax and debt obligations are classified as current liabilities on the Company’s balance sheet as of June 30, 2022. On May 15, 2018, the Company received a notice of a tax lien filing from the Internal Revenue Service (“IRS”) for unpaid federal excise taxes for the quarterly periods beginning October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan (“Installment Plan”) whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. The Company’s total outstanding federal excise tax liability including accrued penalties and interest of $4.4 million is included as accrued liabilities on the balance sheet as of June 30, 2022. The Company has also defaulted on its property tax obligations. The Company’s total outstanding property tax liability including penalties and interest is $1.0 million as of June 30, 2022.

The airline industry and the Company’s operations are cyclical and highly competitive. The Company’s success is largely dependent on the ability to raise debt and equity capital, increase its membership base, increase passenger loads, and continue to expand into regions profitably throughout the United States and internationally.

The Company has funded its operations and capital needs primarily through the net proceeds received from the issuance of various debt instruments, convertible securities and preferred and common share financing arrangements. The Company is evaluating strategies to obtain the additional funding for future operations. These strategies may include, but are not limited to, obtaining additional equity financing, issuing additional debt or entering into other financing arrangements, restructuring of operations to grow revenues and decrease expenses. There can be no assurance that the Company will be successful in achieving its strategic plans, that new financing will be available to the Company in a timely manner or on acceptable terms, if at all. If the Company is unable to raise sufficient financing when needed or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, reducing certain spending, altering or scaling back development plans, including plans to equip regional airline operations with hybrid electric aircraft and reducing funding of capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s prospects and ongoing business activities are subject to the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets. Risks and uncertainties that could materially and adversely affect the Company’s business, results of operations or financial condition include, but are not limited to the ability to raise additional capital (or financing) to fund operating losses, refinance its current outstanding debt, sustain ongoing operations, the ability to attract and maintain members, the ability to integrate, manage and grow recent acquisitions and new business initiatives, obtain and maintain relevant regulatory approvals, and the ability to measure and manage risks inherent to the business model.

We will need additional financing to implement our full business plan, including our plans to electrify our fleet, and to service our ongoing operations. There can be no assurance that we will be able to secure any needed funding, or that if such funding is available, the terms or conditions would be acceptable to us. If we are unable to obtain additional financing when it is needed, we will need to restructure our operations and possibly divest all or a portion of our business. We may seek additional capital through a combination of private and public equity offerings and debt financings. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, and could increase our expenses, require that our assets secure such debt, or provide for high interest rates, discounted conversion prices, or other unfavorable terms. Equity financing, if obtained, could result in dilution to our then-existing stockholders and/or require such stockholders to waive certain rights and preferences. We may be required to cease operations which could result in our stockholders losing all or almost all of their investment.

In addition to the risks and uncertainties associated with the Company’s emerging business model, there continues to be a worldwide impact from the COVID-19 pandemic. The impact of COVID-19 has resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in global economy and has led to reduced economic activity particularly in the air travel industry. Due to enhanced virtual meeting and teleconferencing technology that has been adopted throughout the COVID-19 pandemic, more people are meeting over virtual meeting platforms than in person, which reduces the need for transportation. Specifically, COVID-19 related disruption in air travel has led to a decrease in membership sales, flight cancellations and significant operational volatility contributing to Surf Air defaulting on convertible notes owed to PFG and amending the terms and conditions of such debt arrangements, in order to meet liquidity needs. In addition, other natural events, short-term and long-term interest rates, inflation, money supply, political issues (including as a result of Russia’s invasion of Ukraine, which commenced in February 2022, including the potential effects of sanctions and retaliatory cyber-attacks on the world economy and markets, elections and governmental shutdowns), legislative and regulatory changes, fluctuations in both debt and equity capital markets and broad trends in industry and finance, all of which are beyond the Company’s control. Macroeconomic conditions that affect the economy and the economic outlook of the United States and the rest of the world could adversely affect the Company and its vendors and suppliers, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, some of the Company’s vendors and suppliers likewise rely on capital raising activities to fund their operations and capital expenditures, which may be more difficult or expensive in the event of downturns in the economy or disruptions in the financial and credit markets (including as a result of the coronavirus (COVID-19) pandemic, current inflationary environment and/or Russia’s military invasion of Ukraine). If such vendors or suppliers are unable to raise adequate capital to fund their business plans, they may not be able to comply with their obligations to the Company, which could have a material adverse effect on our business, financial condition and results of operations.

Surf Air has incurred significant losses since its inception and expects to incur significant expenses and continuing losses for the foreseeable future. SAM may not be able to achieve or maintain profitability or positive cash flows.

Surf Air has incurred significant losses since its inception. Surf Air incurred net losses of $35.8 million and $23.4 million for the years ended December 31, 2021 and 2020, respectively, and $29.4 million for the six months ended June 30, 2022. Going forward, SAM’s future losses may be larger than anticipated, and SAM may not achieve profitability when expected, or at all, and even if it does, SAM may not be able to maintain or increase profitability. We expect our operating expenses to increase over the next several years as we endeavor to increase our flight cadence, hire more employees and fund third-party research and development efforts relating to the development of our electrification technology. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we continue to have negative cash flow or losses resulting from our investment in increasing our member base and passenger loads or expanding our operations into regions throughout the United States, our business, financial condition and results of operations could be materially adversely affected.

The continued growth of our business will require significant investments in the development of hybrid-electric and electric powertrains, our aircraft fleet, ground based infrastructure, information technology and marketing and sales efforts. Surf Air’s current cash flow has not been sufficient to support these needs to date. Surf Air has historically had negative cash flows and a working capital deficit, and has funded its operations and capital needs to date through the proceeds received from the issuance of various debt and equity instruments. Going forward, SAM’s ability to effectively manage growth and expansion of its operations will also require it to enhance various systems, including in relation to research and development, operations, and internal controls and reporting. These enhancements will require significant capital expenditures and allocation of valuable management and employee resources. If our business does not generate the level of available cash flow required to support these operations and investments, and we are not able to determine an alternative solution to obtain the funding needed for our future operations, there may be a material adverse effect on our business, financial condition and results of operations.

We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing or access the capital markets to fund our ongoing operations on acceptable terms and conditions.

We will need to raise additional capital in the future to fund our operations and to execute on our anticipated growth strategy, including the development of our planned electrification technology. For example, the cost of aircraft is a significant portion of our operating costs and is subject to change. As part of our agreement with TAI, we have committed to the purchase of 100 Cessna Grand Caravans over a five-year period beginning in 2024, which we believe are currently competitively priced, but which may increase in price pursuant to price escalation clauses by the time we execute the purchase. Historically, Surf Air and Southern have each financed their respective operations and capital expenditures primarily through private financing rounds and the issuance of debt and equity. Any additional financing required by SAM may not be available on terms acceptable to us, or at all. There are a number of factors that may limit our ability to raise financing or access capital markets in the future, including current and future debt and contractual obligations, our liquidity and credit status, our operating cash flows, market conditions in the aviation industry, U.S. and global economic conditions, the financial impact of global events such as the COVID-19 pandemic, the general state of the capital markets and the financial position of the major providers of aircraft and other aviation industry financing. We cannot assure you that we will be able to source external financing for our capital needs, and if we are unable to source financing on acceptable terms, or unable to source financing at all, our business could be materially adversely affected. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We may not be able to obtain any funding, and we may not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

If, in the future, we raise additional funds by issuing equity securities, convertible debt or other similar securities, investors may experience significant dilution of their ownership interest, and these newly issued securities may have rights senior to those of the holders of Common Stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, including restricting our ability to pursue our business strategy, and would also require us to incur interest expense. Higher interest rates could increase debt service requirements on our current variable rate indebtedness, and on any debt we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If we need to repay debt during periods of rising interest rates, we could be required to refinance our then-existing debt on unfavorable terms or liquidate one or more of our assets to repay such debt at times which may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of either or both of such events could materially and adversely affect our profitability, cash flows and results of operations. If additional financing is not available when required or is not available on acceptable terms, we may have to scale back our operations, and we may not be able to expand our business, take advantage of business opportunities or respond to competitive pressures, which could negatively impact our revenue and the competitiveness of our services.

The market for regional air mobility has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The regional air mobility market is still emerging and has not been established with precision. It is uncertain to what extent market acceptance will grow, if at all. Surf Air and Southern have historically operated in a limited number of regional areas. The success of the regional markets in which Surf Air and Southern operate and the opportunity for future growth for SAM in such markets may not be representative of the potential market for regional air mobility in other regional areas. SAM’s success will depend to a substantial extent on the willingness of commuters and travelers to widely adopt regional air mobility, particularly point-to-point versus the currently predominant hub-and-spoke industry configuration, as an alternative for ground transportation. Although we believe our ability to develop and integrate a hybrid-electric and electric technology with our commercial partners to present a cost-effective solution to address the needs of consumers in this market will also be a key factor to the success of our future growth, if the market that we seek to address does not perceive electrification as beneficial, or chooses not to adopt electrification as a result of concerns regarding safety, affordability, value proposition or for other reasons, then the market for our offerings may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. As a result, the number of potential customers using SAM’s future services and the number of operators adopting SAM’s planned hybrid-electric and electric powertrains cannot be predicted with any degree of certainty, and we cannot provide assurance that we will be able to operate in a profitable manner in any of our current or targeted future markets. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our prospects and operations may be adversely affected by changes in consumer preferences, discretionary spending and other economic conditions that affect demand for our services.

Surf Air and Southern’s businesses are, and SAM’s business will be, concentrated on air mobility, which is vulnerable to changes in consumer preferences, discretionary spending and other market changes impacting luxury goods and discretionary purchases (including as a result of concerns regarding the impact of a global recession). The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability, such as rising fuel costs and the current business disruption and related financial impact resulting from the global COVID-19 pandemic including changes in inflation and interest rates, and a disruption in manufacturing, delivery and overall supply chain. In particular, as a result of the ongoing COVID-19 pandemic, the current conflict in Eastern Europe and rising prices and interest rates, many market observers anticipate that the global economy could face a recession in the foreseeable future. During such periods, Surf Air and Southern’s customers have chosen, and SAM’s future customers may choose, not to make discretionary purchases or to reduce overall spending on discretionary purchases. Such changes could result in reduced consumer demand for air transportation, including our air mobility services, or could shift demand from our air mobility services to other methods of air or ground transportation for which we do not offer a competing service. If we are unable to generate demand or there is a future shift in consumer spending away from air mobility, there could be a material adverse effect on our business, financial condition and results of operations.

We expect to face intense competition in the regional air mobility industry.

The regional air mobility industry is still developing and evolving, but we expect it to be highly competitive. Surf Air and Southern currently have, and SAM will have, a number of competitors in the regional air mobility market. For example, Surf Air and Southern compete against existing on-demand mobility air travel services, as well as ground transportation alternatives. Additionally, for certain of Surf Air and Southern’s longer routes, Surf Air and Southern compete against providers, including legacy commercial airlines, which have larger aircraft. Surf Air and Southern compete, and SAM will compete, against companies that use technology that differs from the technology SAM intends to deploy in its aircraft in the future. For example, Surf Air and Southern will likely compete against other companies that utilize and develop fixed-wing electrification aircraft as well as competitors which pursue electric vertical takeoff and landing aircraft (“eVOTL”). Our potential competitors may be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. Our potential competitors also may establish cooperative or strategic relationships among themselves or with third parties, including regional or national airport operations that we rely on to offer our air mobility services, which may further enhance their resources and offerings. It is possible that domestic or foreign companies or governments, some with greater experience in the air mobility industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor could benefit from subsidies or other protective measures provided by its home country.

We believe our ability to compete successfully as an air mobility service will depend on a number of factors, which may change in the future due to increased competition, including the price of our offerings, consumer confidence in the safety of our offerings, consumer satisfaction for the experiences we offer and the routes, frequency of flights and availability of seats offered through our platform. If we are unable to compete successfully, there could be a material adverse effect on our business, financial condition and results of operations.

If we are not able to successfully enter into new markets, offer new routes and services and enhance our existing offerings, our business, financial condition and results of operations could be adversely affected.

Our growth will depend in part on our ability to successfully enter into new markets, create and introduce new routes, and expand our existing routes by adding more frequent flights. We expect that the acquisition of Southern, which, as of June 30, 2022, served 37 U.S. cities, will significantly expand the routes that SAM will be able to operate. Significant changes to our existing routes or the introduction of new and unproven routes may require us to obtain and maintain applicable permits, authorizations or other regulatory approvals. If these new or expanded routes are unsuccessful or fail to attract a sufficient number of customers to be profitable, or we are unable to bring new or expanded routes to market efficiently, our business, financial condition and results of operations could be adversely affected. Furthermore, new third-party aircraft operator or flier demands regarding our services, including the availability of superior routes or a deterioration in the quality of our existing routes, could adversely affect the attractiveness of our platform and the economics of our business and require us to make substantial changes to and additional investments in our routes or our business model.

Developing and launching new routes or enhancements to routes historically flown by Surf Air and Southern involves significant risks and uncertainties, including risks related to the reception of such routes by existing and potential future third-party aircraft operators and customers, increases in operational complexity, unanticipated delays or challenges in implementing such routes or enhancements, increased strain on our operational and internal resources (including an impairment of our ability to accurately forecast flier demand and the number of third-party aircraft operators using our platform) and negative publicity in the event such new or enhanced routes are perceived to be unsuccessful. Significant new initiatives have in the past resulted in similar operational challenges and our growth strategy contemplates scaling our business rapidly, including, for example, the Southern Acquisition. In addition, developing and launching new routes and enhancements to our existing routes may involve significant upfront investment, such as additional marketing and terminal build-out, and such investments may not generate return on investment. Any of the foregoing risks and challenges could have a material adverse effect on our business, financial condition and results of operations.

Our long-term growth strategy includes the establishment of a regional air travel ecosystem, including the implementation of our Aircraft-as-a-Service and Powertrains-as-a-Service initiatives. This involves (1) expanding the existing Surf Air platform and brand to become the commercialization path for current and future sustainable air mobility technology, including sustainable aviation fuel flights, (2) once developed and certified, selling or leasing SAM’s electrification technology to other operators regardless of which network they serve and (3) working in close partnership with selected aircraft manufacturers and manufacturers of components of hybrid-electric and fully electric propulsion systems to design and build the technology required to develop STCs for the hybrid-electric and fully-electric propulsion systems that SAM will develop with its commercial partners. This ecosystem is complex and involves risk at each stage of implementation. There can be no assurance that we will successfully implement each stage of this ecosystem or that the establishment of this ecosystem will result in the market opportunities we anticipate, and our failure to successfully achieve part or all of this ecosystem could have a material adverse effect on our business, financial condition, and results of operations.

Our customers’ perception of us and our reputation may be impacted by the broader industry, and customers may not differentiate our services from those of our competitors.

Customers and other stakeholders may not differentiate between us and the broader aviation industry or, more specifically, the regional air mobility industry. If our competitors or other participants in this market have problems in areas including safety, technology development, engagement with aircraft certification bodies or other regulators, engagement with communities, target demographics or other positioning in the market, security, data privacy, flight delays, or bad customer service, such problems could impact the public perception of the entire industry, including our business. We may fail to adequately differentiate our brand, our services and our aircraft from others in the market which could impact our ability to attract customers or engage with other key stakeholders. The failure to differentiate ourselves and the impact of poor public perception of the regional air mobility industry could have a material adverse effect on our business, financial condition, and results of operations.

In addition, customers may have specific perceptions of the safety and performance of certain types of aircraft, such as single-engine versus twin-engine aircraft or propeller-powered aircraft versus jet-powered aircraft, which may impact their decision to engage us and our services. To that end, companies may also have policies that prevent them from utilizing our services due to the aircraft we operate. If we cannot convince these customers to change their perception we may be unable to compete against our competitors, which could have a material adverse effect on our business, financial condition, and results of operations.

If we experience harm to our reputation and brands, our business, financial condition and results of operations could be adversely affected.

We must continue to increase the strength of our reputation and brands, as reliable, experience-driven and cost-effective air mobility in order to attract and retain qualified third-party aircraft operators and customers. In addition, our growth strategy includes, among other things, exploring complementary strategic mergers and acquisitions, as well as strategic partnerships, to expand our capabilities and market opportunities, all of which benefit from our reputation and brand recognition. The successful development of our reputation and brands will depend on a number of factors, many of which are outside of our control. Negative perception of our business or platform may have a material adverse effect on our reputation and brands, including as a result of:

•        complaints or negative publicity or reviews about us, our third-party aircraft operators or customers, our air mobility services, certain other brands or events we associate with or our flight operations policies (e.g., cancellation or baggage fee policies), even if factually incorrect or based on isolated incidents;

•        changes to our flight operations, safety and security, privacy or other policies that users or others perceive as overly restrictive, unclear or inconsistent with our values;

•        a failure to enforce our flight operations policies in a manner that users perceive as effective, fair and transparent;

•        illegal, negligent, reckless or otherwise inappropriate behavior by our customers, our third-party aircraft operators or other third parties involved in the operation of our business or by our management team or other employees;

•        a failure to provide routes and flight schedules sought by customers;

•        actual or perceived disruptions or defects in our platform, such as data security incidents, platform outages, payment processing disruptions or other incidents that impact the availability, reliability or security of our offerings;

•        litigation over, or investigations by regulators into, our operations or those of our third-party aircraft operators;

•        a failure to operate our business in a way that is consistent with our values;

•        inadequate or unsatisfactory customer support service experiences;

•        negative responses by third-party aircraft operators or customers to new mobility offerings on our platform;

•        perception of our treatment of employees, contractors or third-party aircraft operators and our response to their sentiment related to political or social causes or actions of management; or

•        disputes with any of our strategic partners; or

•        any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.

In addition, changes we may make to enhance and improve our offerings, and balance the needs and interests of our third-party aircraft operators and customers may be viewed positively from one group’s perspective (such as customers) but negatively from another’s perspective (such as third-party aircraft operators), or may be viewed negatively by either third-party aircraft operators or customers. If we fail to balance the interests of third-party aircraft operators and customers or make changes that they view negatively, third-party aircraft operators and customers may stop using our platform or take fewer flights, any of which could have a material adverse effect on our reputation, brands, business, financial condition and results of operations.

We may be unable to reduce end-user pricing for our air mobility services over time at rates sufficient to stimulate demand and drive expected growth for our air mobility services.

We may not be able to successfully reduce end-user pricing for our air mobility services over time to increase demand, address new market segments and develop a significantly broader customer base. Our end-user pricing may be most applicable to relatively affluent consumers who are willing to purchase our services, and we will need to address additional markets and expand our customer demographic in order to further grow our business. In particular, we intend for our air mobility services to be economically accessible to a broad segment of the population and appeal to the customers of ground-based travel services, taxis and other methods of transportation.

Reducing end-user pricing in a timely manner is dependent on management accurately estimating the unit economics of our aircraft and the corresponding service. For example, if management’s estimates are inaccurate regarding utilization rates, demand elasticity, operating conditions, production costs, indirect cost of goods sold, landing fees, charging fees, electricity availability and/or other operating expenses, we may be unable to offer our service at end-user pricing that is sufficiently compelling to initiate the local network effects that we are predicting. This could negatively impact our reputation or brand and have a material adverse effect on our business, financial condition and results of operations.

The duration and severity of the COVID-19 pandemic adversely affected Surf Air and Southern’s business operations and financial results, and similar public health threats that we may face in the future could result in additional adverse effects on our business, financial condition and results of operations.

The COVID-19 pandemic, along with the measures governments and private organizations worldwide implemented in an attempt to contain the spread of the pandemic, resulted in a severe decline in demand for air travel and adversely affected Surf Air’s and Southern’s business, financial condition and results of operations to an unprecedented extent. Measures such as travel restrictions, “shelter in place” and quarantine orders, limitations on public gatherings, cancellation of public events and many other restrictions resulted in a precipitous decline in demand for business and leisure travel generally, including demand for our air mobility services. For example, historically Surf Air and Southern’s businesses have been comprised of business travel and commuter traffic, which largely was replaced by “virtual meeting” and teleconferencing products or has become unnecessary as a result of the significant number of people now working from home. If a similar public health threat like the COVID-19 pandemic occurs again in the future, it could have a material adverse effect on SAM’s business, financial condition and results of operations.

The impact of COVID-19 has resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in the economy and has led to reduced economic activity particularly in the air travel industry. Due to enhanced virtual meeting and teleconferencing technology that has been adopted throughout the COVID-19 pandemic, more people are meeting over virtual meeting platforms than in person, which reduces the need for transportation. Specifically, COVID-19 related disruption in air travel has led to a decrease in membership sales, flight cancellations and significant operational volatility contributing to Surf Air defaulting on convertible notes owed to PFG and related renegotiations of terms and conditions of such debt arrangements, as well as redundancies, in order to meet liquidity needs. In addition, Southern implemented a one-month pay reduction for all employees.

Surf Air received loans from the Paycheck Protection Program under the CARES Act (the “PPP Loan”) of $719,000 in 2020 and $717,500 in 2021, all of which have been forgiven. Surf Air used the proceeds of the PPP Loan to help sustain its employee payroll costs and rent due to the impact of the COVID-19 pandemic.

Southern received a total of $22.3 million in government assistance comprised of grants totaling $11.1 million under the Payroll Support Program maintained and administered by the Treasury and a PPP Loan of $11.2 million. The PPP Loan has been forgiven, and the amounts under the Payroll Support Program grants are not required to be paid back to the Treasury. There can be no assurance that similar government-backed loans or other assistance would be available to us in the future if our other sources of liquidity, including operating revenue, are not sufficient to meet our cash requirements.

The full impact of the COVID-19 pandemic continues to evolve. We could experience continued fluctuations in demand, increased operating costs, delayed development of our powertrain and purchases of aircraft, disruptions to other elements of our supply chain, and the implementation or reinstatement of government restrictions, among other negative effects, which could have a material adverse effect on our business, financial condition and results of operation.

From time to time, the aircraft industry has experienced periods of oversupply during which lease rates and aircraft values have declined, and any future oversupply could materially adversely affect our financial results and growth prospects.

Historically, the aircraft leasing business has experienced periods of aircraft oversupply. The oversupply of a specific type of aircraft is likely to depress the lease rates for and the value of that type of aircraft. The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are outside of our control, including:

•        passenger and air cargo demand;

•        fuel costs and general economic conditions;

•        geopolitical events, including war, prolonged armed conflict and acts of terrorism;

•        outbreaks of communicable diseases and natural disasters;

•        governmental regulation;

•        interest rates;

•        the availability of credit;

•        airline restructurings and bankruptcies;

•        manufacturer production levels and technological innovation;

•        manufacturers merging or exiting the industry or ceasing to produce aircraft types;

•        retirement and obsolescence of aircraft models;

•        reintroduction into service of aircraft previously in storage; and

•        airport and air traffic control infrastructure constraints.

In addition, due to the recent economic downturn and increased financial pressures, a number of operating lessors may be sold or merged with other operating lessors. The sale of any of these operating lessors (which may include a reduction in their aircraft fleets) and, in particular, their aircraft portfolios, could increase supply levels of used and older aircraft in the market.

These factors may produce sharp and prolonged decreases in aircraft lease rates and values and have a material adverse effect on our ability to lease or re-lease the commercial aircraft that we ultimately acquire and on our ability to sell such aircraft and parts at acceptable prices. Any of these factors could materially and adversely affect our financial results and growth prospects.

Any failure to offer high-quality customer support may harm our relationships with customers and could adversely affect our reputation, brands, business, financial condition and results of operations.

Through our marketing, advertising and communications with customers, we intend to set the tone for our brands as aspirational but also within reach. Surf Air strives to create high levels of customer satisfaction through the experience it provides in its terminal lounges and the support provided by its team and representatives. The ease and reliability of its offerings, including its ability to provide high-quality flier support, helps Surf Air attract and retain customers. Customers depend on the Surf Air team to resolve any issues relating to its services, such as lost luggage and personal belongings, flight cancellations or scheduling changes. Surf Air’s ability to provide effective and timely support is largely dependent on its ability to attract and retain skilled employees who can support customers and are sufficiently knowledgeable about its services. As SAM grows its business and improves its air mobility service platform, we will face challenges related to providing quality support at scale. Any failure to provide efficient flier support, or a market perception that we do not maintain high-quality support, could have a material adverse effect on our reputation, brands, business, financial condition and results of operations.

The success of our business will be highly dependent on our ability to effectively market and sell air transportation as a substitute for conventional methods of transportation.

Surf Air and Southern currently generate substantially all of their revenue, respectively, from the sale of air transportation. Our success will depend in part on our ability to cost-effectively attract new customers, retain existing customers and increase utilization of our platform by existing customers. Our growth is highly dependent upon the adoption by consumers of an enhanced form of mobility offered by our hybrid-electric aircraft, once developed, and the growth of the regional air mobility industry. This market is new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, new aircraft announcements and changing consumer demands and behaviors. If customers do not broadly adopt this new form of mobility or are not willing to pay the prices we anticipate for our air mobility services, our business, including our planned Aircraft-as-a-Service and Powertrains-as-a-Service initiatives, may never materialize and there could be a material adverse effect on our prospects, financial condition and results of operations.

Passengers have a wide variety of options for transportation, including business aviation, commercial airlines, private aircraft operators, personal vehicles, rental cars, taxis, public transit and ridesharing offerings. To expand our customer base, we must appeal to new customers who have historically used other forms of transportation for regional travel. If customers do not perceive our air mobility services to be reliable, safe and cost-effective, or if we fail to offer new and relevant services and features on our platform, we may not be able to attract or retain customers or increase their utilization of our platform. If we fail to grow our customer base, retain existing customers or increase the overall utilization of our platform, there could be a material adverse effect on our business, financial condition and results of operations.

Our success in a given market will also depend on our ability to maintain and further develop our network of customers and accurately assess and predict customer demand and price sensitivity. Demand and price sensitivity may fluctuate based on a variety of factors, including macroeconomic factors, quality of service, negative publicity, safety incidents, corporate reporting related to safety, quality of customer service and support, perceived political or geopolitical affiliations and dissatisfaction with our products and offerings in general. If we fail to attract new customers or fail to accurately predict demand and price sensitivity, it may harm our financial performance, and our competitors’ services and products may achieve greater market adoption and as a result may grow at a faster rate than our service.

We expect that a large driver of customer demand for our service will be time savings when compared with alternative modes of transportation. If we are unable to deliver a sufficient level of time savings for our customers or if expected time savings are impacted by delays or cancellations, it may reduce demand for our services. If we are unable to generate demand or demand falls, there could be a material adverse effect on our business, financial conditions and results of operations.

We will be dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting and/or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success will depend, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including finance, marketing, sales and technology and support personnel. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have an adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain skilled employees to support our operations and growth, there could be a material adverse effect on our financial condition and results of operations.

As part of our growth strategy, we may engage in future acquisitions that could disrupt our business and have an adverse effect on our financial condition.

We intend to explore potential strategic acquisitions of businesses, such as the Southern Acquisition, as well as strategic partnerships, to expand our capabilities and market opportunities, as well as the establishment of a wholly owned or joint venture aircraft and powertrain financing company. There can be no assurance that any future acquisitions or partnerships will be successful. We may not be successful in identifying appropriate targets for such transactions. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership, including with respect to the Southern Acquisition. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition, including the Southern Acquisition, or the establishment of a partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may reduce our cash reserves, may negatively affect our earnings and financial performance, to the extent financed with the proceeds of debt, may increase our indebtedness and to the extent financed with the proceeds of equity, may result in dilution to our existing equity holders. We cannot ensure that any acquisition or partnership we make will not have a material adverse effect on our business, financial condition and results of operations.

We are or may be subject to risks associated with strategic alliances or acquisitions, and our reliance on these arrangements, and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

SAM intends to collaborate with leading aerospace OEMs and industry leading engineering-for-hire firms to develop a set of electrified powertrains. SAM has entered into agreements with TAI for, among other things, the purchase 100 new Cessna Grand Caravans, with an option for 50 additional Cessna Grand Caravans, as well as the provision of certain services, in anticipation of the development of electrified powertrains. SAM has also entered into a three-party agreement with AeroTEC and magniX to develop Supplemental Type Certificates (“STCs”) from the FAA for hybrid-electric and fully-electric variants of the Cessna Grand Caravan, as well as the development and supply of aircraft electric propulsion units (“EPUs”) for a hybrid-electric powertrain, to be initially designed for the Cessna Grand Caravan.

Such strategic business relationships will be a critical component in the growth and success of our business and, in particular, our ability to develop and commercialize hybrid electric powertrains and related aircraft. However, there are no assurances that we will be able to maintain these relationships or continue to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could require substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully maintain, source and execute on strategic relationship opportunities in the future related to electrification or other technologies relevant to our competitive position, our overall growth could be impaired, and there could be a material adverse effect on our business, prospects, financial condition and results of operations.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales, marketing, operations and the number of aircraft operators with whom we do business. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact our financial condition and results of operations. In addition, in order to continue to increase our presence, we expect to incur substantial expenses as we continue to attempt to increase our route offerings, flight frequency, passenger terminal footprint and employee base. The continued expansion of our business may also require additional space for administrative support. If we are unable to drive commensurate growth, these costs, which include lease commitments, marketing costs and headcount, could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

If we have limited cost-effective access to additional financing sources, we may be required to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms or at all. Such increased costs subject us to a number of risks, which are beyond our control and could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Risks Related to the Development of Electrification Technology

We, as well as our development and supply chain partners, have limited experience to date in the development and manufacturing of hybrid-electric powertrains and integrating those newly developed powertrains into existing certified airframes.

Neither Surf Air nor Southern has prior experience in the development and manufacturing of electrification technology. We have entered into agreements with development and supply chain partners, such as TAI, AeroTEC and magniX, who each have limited experience in the development and manufacturing of the hybrid-electric powertrains that we are planning to produce, as well as in the integration of this newly developed technology into existing certified airframes. We do not know whether our current or future third-party partners will be able to develop efficient, automated, low-cost production capabilities and processes and/or obtain reliable sources of component supply to allow us to meet the quality, price, engineering, design and production standards, and production volumes required to successfully develop, manufacture and market our hybrid-electric powertrain. Any delay in the development, manufacture and launch of these products could adversely affect our brand, operations and the delivery of our growth strategy, particularly if it results in a failure to expand our market share in the regional air mobility market as anticipated. Any such delays could require us to incur additional costs. Even if we and our third-party partners are successful in developing our hybrid-electric powertrain and reliably sourcing our component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, force majeure events, delays in meeting our hybrid-electric aircraft commercialization schedules, or failure to satisfy the requirements of customers and potential customers. Any such failure could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our suppliers for the parts and components in our planned hybrid-electric powertrain are an important part of our business model, and any interruptions, disagreements or delays could have a material adverse effect on our business, results of operations and financial condition.

Our suppliers, including single source suppliers for certain components, are a key part of our business model in order to manufacture our planned hybrid-electric powertrain for the Cessna Grand Caravan EX (“EP1”) in the coming years. We have strategically partnered with companies that we believe to be industry leaders in order to supply the highest quality components for and to help us develop our powertrain. Many of the components for our planned hybrid-electric powertrain will be custom made for us, which may expose us to additional risks if one or more component becomes unavailable. This supply chain exposes us to multiple potential sources of delivery failure or component shortages for our future powertrain, most of which are out of our control, including shortages of, or disruptions in the supply of, the raw materials used by our suppliers in the manufacturing of components, disruptions to our suppliers’ workforce (such as strikes or labor shortfalls) and disruptions to, or capacity constraints affecting, shipping and logistics.

While we believe that we may be able to establish alternative supply relationships and obtain replacement components, we may be unable to do so in the short-term or at all at prices that are acceptable to us or we may need to re-certify components. We may experience source disruptions in our or our suppliers’ supply chains, which may cause delays in our overall production process for both prototype and commercial production of the powertrain or the subsequent modification of aircraft. If we need to find alternative suppliers for any of the key components of our planned hybrid-electric aircraft powertrain, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our powertrain and could have a material adverse effect on our future relationships with our customers.

Further, if we are unable to successfully manage our relationships with our suppliers, the quality and availability of our powertrain and modified aircraft may be harmed. Our suppliers could, under some circumstances, decline to accept new purchase orders from, or otherwise reduce their business with us. Any disruptions in the supply of components from our suppliers could lead to delays in powertrain production and subsequent modification of aircraft, which could have a material adverse effect on our business, financial condition and results of operations.

We are substantially dependent upon our relationships with our strategic partners to develop our hybrid-electric powertrain and implement our planned business model.

If any conflicts arise between our strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our business strategies, which could impact our projected production timelines and number of powertrains produced or aircraft modified. Our strategic partners may also develop, either alone or with others, products in related fields that are competitive with our products. Specifically, conflicts with our key strategic partners, including TAI, AeroTEC and magniX, could adversely impact our ability to develop and manufacture our planned powertrain and our planned subsequent modification of aircraft, which, in turn could have a material adverse effect on our prospects, business, financial condition and results of operation. Furthermore, there can be no assurance that we will be able to maintain these arrangements with our strategic partners for the long-term. Some of our current arrangements are contingent upon the entry into definitive documentation in the future, which we cannot guarantee we will successfully execute. For example, we have only entered into a MOU with Signature Flight Support LLC and, under our agreement with AeroTEC and magniX, the parties must complete (1) an examination of the functional and performance requirements of the system and the preliminary program or project plan, to ensure that the requirements and the selected concept will satisfy the goals and (2) an examination of the proposed requirements, the mission architecture and the flow down to all functional elements of the mission to ensure that the overall concept is complete, feasible and consistent with available resources, at which point additional definitive agreements for the partnership will be entered into.

SAM’s collaboration with TAI for development of hybrid-electric powertrains for Cessna Caravans and SAM’s relationship with TAI as its exclusive supplier of certain electrified and hybrid-electric powertrains are subject to a number of conditions and milestones. If the conditions and milestones in the TAI agreements governing SAM’s relationship with TAI are not met, or if the agreements or exclusive relationship are cancelled, modified or delayed, SAM’s prospects, business, financial condition and results of operations will be harmed.

The agreements governing SAM’s collaboration with TAI for development of a hybrid-electric powertrain to power the Cessna Grand Caravan EX aircraft are subject to a number of conditions and milestones, including certification of the powertrain by the Federal Aviation Authority (the “FAA”) as part of the supplemental type certification for installation of that powertrain in the Cessna Grand Caravan EX aircraft and meeting certain design and performance objectives upon the timeline specified in the agreements with TAI. In the event that SAM is unable to meet these conditions and objectives as verified by TAI, the obligations of TAI to SAM under the agreements can be terminated by TAI. In addition, SAM’s relationship as the exclusive supplier of certain electrified and hybrid-electric powertrains to TAI can be terminated by TAI if the conditions and milestones relating to SAM’s agreements with TAI are not met. If either SAM’s agreements or its exclusive relationship with TAI are cancelled, modified or delayed, or otherwise not consummated, or if SAM is otherwise unable to convert its strategic relationship with TAI into revenue, SAM’s prospects, business, financial condition and results of operations will be adversely affected.

Our success will depend on our ability to economically outsource the production, assembly and installation of our hybrid-electrified powertrain solutions at scale, and our ability to develop and produce hybrid-electrified powertrain solutions of sufficient quality and appeal to customers on schedule and at scale is unproven.

Our business depends in large part on our ability to execute our plans to develop, produce, assemble, market, sell, install and service our hybrid-electrified powertrain solutions. We plan to outsource the majority of the production, assembly and installation of our hybrid-electrified powertrain solutions. We anticipate that a significant concentration of this production, assembly and installation will be performed by a small number of outsourcing partners. While these arrangements can lower operating costs, they also reduce our direct control over production and distribution. Such diminished control may have an adverse effect on the quality or quantity of products or services, or our flexibility to respond to changing conditions.

We expect to rely on single-source suppliers to supply and produce many components, and anticipate relying on outsourcing partners for assembly and installation of our hybrid-electrified powertrain solutions. Any failure of these suppliers or outsourcing partners to perform could require us to seek alternative suppliers or to expand our production capabilities, which could incur additional costs and have a negative impact on our cost or supply of components or finished goods. In addition, production or logistics in supply or production areas or transit to final destinations can be disrupted for a variety of reasons including, but not limited to, natural and man-made disasters, information technology system failures, commercial disputes, military actions, economic, business, labor, environmental, public health or political issues or international trade disputes. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our competitors may commercialize their technology before us, either in general or in specific markets, or we may otherwise not be able to fully capture the first mover advantage that we anticipate.

While we strive to be the first to market providing air mobility services with a hybrid-electric aircraft, we expect this industry to be increasingly competitive and it is possible that our competitors could get to market before us, either generally or in specific markets. We are planning for FAA approval of our hybrid-electric Cessna Grand Caravan STC to occur in in the first half of 2025, followed by the commercialization of the technology later that year. The timing of our production ramp is dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It is also dependent on being able to timely obtain STCs from the FAA. In addition, we will also need to do extensive testing to ensure that the propulsion system is in compliance with applicable FAA safety regulations and other relevant regulations prior to our suppliers beginning mass production. Production approval involves initial FAA manufacturing approval and extensive ongoing oversight of mass produced aircraft components. If we are unable to obtain production approval for the hybrid-electric propulsion system, or the FAA imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially.

Even if we are first to market with hybrid-electric aircraft, we may not fully realize the benefits we anticipate, and we may not receive any competitive advantage or may be overcome by other competitors. New companies or existing aerospace companies may launch competing solutions, including hybrid-electric and fully-electric aircraft in the markets in which we intend to operate and obtain large scale capital investment, which may result in increased competition.

Additionally, our competitors may benefit from our efforts in developing consumer and community acceptance for hybrid-electric aircraft and air mobility, making it easier for them to obtain the permits and authorizations required to operate an air mobility service in the markets in which we intend to launch or in other markets. In the event we do not capture the first mover advantage that we anticipate, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

The planned hybrid-electrified powertrain solutions may not result in the operating cost savings we anticipate, which could negatively impact the future economics of our network operations as well as our ability to successfully sell and market our planned future Aircraft-as-a-Service and Powertrains-as-a-Service initiatives.

In developing our business strategy for future aircraft electrification and network expansion, we have assumed implementing hybrid-electric technology will result in operating cost savings of approximately 25% compared to current internal combustion powertrain technologies. If this assumption changes by a material amount, our network expansion plans could be negatively impacted and we would be unlikely to be able to develop significant future revenues and earnings from our planned Aircraft-as-a-Service and Powertrains-as-a-Service initiatives.

Our future hybrid-electric aircraft may require maintenance at frequencies or at costs which are unexpected and could adversely affect our business and operations.

Our future hybrid-electric aircraft will be highly technical products that will require maintenance and support. We are still developing our understanding of the long-term maintenance profile of the hybrid-electric aircraft, and if useful lifetimes are shorter than expected, this may lead to greater maintenance costs than previously anticipated. If our future hybrid-electric aircraft and related equipment require maintenance more frequently than we plan for or at costs that exceed our estimates, that would disrupt the operation of our service and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Surf Air’s and Southern’s Operations and Infrastructure

If we are unable to obtain and maintain adequate facilities and infrastructure, including securing access to key infrastructure such as airports, we may be unable to offer our service in a way that is useful to passengers.

Surf Air and Southern lease and license access to passenger terminal infrastructure from airport operators in the markets in which they operate. While in the past Surf Air and Southern have entered into multi-year use and occupancy agreements that have led to long-term uninterrupted usage, there can be no assurance that will remain the case if utilization of and competition for the capacity of these facilities increases in the future.

Our air mobility service will depend on our ability to operate in desirable metropolitan and regional locations. This will require permits and approvals from federal, state, and local regulatory authorities and government bodies and our ability to operate our service will depend on such permits and approvals. We cannot predict whether we will receive such permits and approvals, whether we will receive them for desirable locations, or whether we will receive them in a timely manner. If we are prohibited, restricted or delayed from developing and operating desirable locations, there could be a material adverse effect on our business.

Surf Air and Southern’s operations are currently concentrated in a small number of metropolitan areas and airports which makes their businesses particularly susceptible, and will make SAM’s business particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances affecting these metropolitan areas.

Surf Air currently derives a significant portion of its revenue from regional flights that either originate from or fly into the airports around Los Angeles and Southern currently derives revenues from regional flights operated in Hawaii and the Mid-Atlantic, Gulf South, Rocky Mountains, West Coast and New England regions. As a result of this geographic concentration, Surf Air’s and Southern’s businesses historically have been, and going forward SAM’s business will be, particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather, and regulatory conditions or other circumstances applicable to metropolitan areas. A significant interruption or disruption in service at an airport where we have a significant volume of flights could result in the cancellation or delay of a significant portion of our flights and, as a result, could have an adverse effect on our business, financial condition and results of operations. In addition, any changes to local laws or regulations within key metropolitan areas that affect our ability to operate or increase our operating expenses in these markets could have a material adverse effect on our business, financial condition and results of operations.

Disruption of operations at airports, whether caused by natural disasters including tornados, hurricanes, floods and earthquakes, and severe weather conditions, such as heavy rains, strong winds, dense fog, blizzards or snowstorms, or labor relations, utility or communications issues, power outages, or changes in federal, state and local regulatory requirements could have a material adverse effect on our business.

Our aircraft utilization may be lower than expected and our aircraft may be limited in performance during certain weather conditions. We are vulnerable to delays, cancellations or flight rescheduling, as we will rely on maintaining a high daily aircraft usage rate, and need to aggregate customers on our by-the-seat flights to lower direct costs to third-party operators.

Our aircraft may not be able to fly safely in poor weather conditions, including snowstorms, thunderstorms, lightning, hail, known icing conditions and/or fog. The aircraft models that Surf Air and Southern have flown to date and the smaller airports out of which they operate are more vulnerable to delays of this nature and both Surf Air and Southern have experienced delays and disruptions as a result of extreme weather. Our inability to operate in these conditions in the future will reduce our aircraft utilization and cause delays and disruptions in our services. We intend to maintain a high daily aircraft utilization rate which is the amount of time our aircraft spend in the air carrying passengers. High daily aircraft utilization is achieved in part by reducing turnaround times at airports so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events. The success of our business is dependent, in part, on the utilization rate of our aircraft and reductions in utilization will have a material adverse effect on our financial condition as well as cause passenger dissatisfaction.

Our success also depends on our ability to generate more revenue per flight by maintaining high customer utilization rates (i.e., the number of seats purchased on each flight). Customer utilization rates may be reduced by a variety of factors, including the introduction of new routes or schedules. In some cases, we may choose to offer flights with low customer utilization rates to increase or maintain customer satisfaction, brand recognition, and for marketing or other purposes. We have utilized monthly and annual commuter passes and annual corporate bulk purchasing options to increase our customer utilization rates in the past; however, these products may be less appealing following COVID-19.

While historically we have maintained daily aircraft and customer utilization rates sufficient to offset the costs we pay to operators, we may be unable to resume Surf Air and Southern’s pre-COVID utilization rates or maintain and increase utilization rates as our business grows and expands. The risk of delays, cancellations and flight rescheduling, which could negatively impact our utilization rates, may increase as we expand our business to include new markets and destinations, more frequent flights on current routes and expanded facilities.

The supply of pilots to the airline industry is limited and may negatively affect our operations and financial condition. Increases in our labor costs, which constitute a substantial portion of our total operating costs, may have a material adverse effect on our business, financial condition and results of operations.

Our pilots are subject to stringent pilot qualification and crew member flight training standards (“FAA Qualification Standards”), which among other things require minimum flight time for pilots and mandate strict rules to minimize pilot fatigue. The existence of such requirements effectively limits the supply of qualified pilot candidates and increases pilot salaries and related labor costs. Such requirements also impact pilot scheduling, work hours and the number of pilots required to be employed for our operations, all of which could have a material adverse effect our business, results of operation and financial condition.

Southern has had a pilot pipeline agreement with SkyWest to hire, train and provide a pipeline of pilots for Southern’s operations and a potential subsequent transition into SkyWest’s operations, and SAM intends to continue this arrangement going forward. However, this potentially exposes SAM to a number of risks. This arrangement may not be sufficient to offset a significant and/or prolonged shortage of pilots, and we will be increasingly reliant on this partnership as we look to expand our operations following the integration of Southern with Surf Air’s existing business. If this pipeline is unable to provide us with pilots in the expected numbers or at the appropriate times, or if the agreement with SkyWest were to be terminated, we would be required to incur significant labor costs to find replacement or substitute pilots, which would result in a material reduction in our earnings. If we are unable to find a sufficient supply of pilots to fly our routes, we may be forced to cancel flights. In addition, our competitors may seek to use this training program as a way to generate negative publicity about us, which could have a material adverse effect on our reputation, business and results of operation.

In addition, our operations and financial condition may be negatively impacted if we are unable to train pilots in a timely manner. Due to an industry-wide shortage of qualified pilots, driven by the flight hours requirements under the FAA Qualification Standards and attrition resulting from the hiring needs of other industry participants, pilot training timelines have significantly increased and stressed the availability of flight simulators, instructors and related training equipment. As a result, the training of our pilots may not be accomplished in a cost-efficient manner or in a manner timely enough to support our operational needs.

We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

All climate change-related regulatory activity and developments may adversely affect our business and financial condition by requiring us to reduce our emissions at a faster rate than is currently intended, make capital investments to modernize certain aspects of our operations, purchase carbon offsets, or otherwise pay for our emissions. Such activity may also impact us indirectly by increasing our operating costs. Additionally, we may be subject to risks associated with climate change litigation, and to avoid the risks associated with climate change litigation, we would be required to manage our climate change impacts responsibly, which may result in considerable expenses being incurred.

The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect our operations, infrastructure and financial results. Operational impacts, such as the delay or cancellation of flights, could result in loss of revenue. In addition, certain of our terminals are in locations susceptible to the impacts of storm-related flooding and sea-level rise, which could result in costs and loss of revenue. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Our business may be adversely affected by union activities.

Although none of Surf Air or Southern’s employees are currently represented by a labor union, it is common throughout the airline industry generally for many employees to belong to a union, which can result in higher employee costs and increased risk of work stoppages. As we expand our business there can be no assurances that our employees will not join or form a labor union or that we will not be required to become a union signatory. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers, and work stoppages or strikes organized by such unions could have a material adverse effect on our business, financial condition or results of operations. If a work stoppage occurs, it could delay the manufacture and sale of our performance hybrid-electric vehicles and could have a material adverse effect on our business, financial condition or results of operations.

Our insurance may become too difficult or expensive for us to obtain. Increases in insurance costs or reductions in insurance coverage may have a material adverse effect on our financial condition and results of operations.

Surf Air maintains general liability aviation insurance and Southern maintains general liability insurance policies. Both companies maintain directors and officers insurance, and other insurance policies and we believe our level of coverage is customary in the industry and adequate to protect against claims. However, there can be no assurance that SAM’s insurance policies will be sufficient to cover potential claims or that present levels of coverage will be available in the future at reasonable cost. Further, we expect our insurance needs and costs to increase as we grow our commercial operations, add routes, increase flight and passenger volumes and expand into new markets. It is too early to determine what impact, if any, the commercial operation of our future hybrid-electric aircraft will have on our insurance costs.

We may not have adequate insurance coverage. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

We may incur substantial maintenance costs as part of our leased aircraft return obligations.

Our aircraft lease agreements may contain provisions that require us to return aircraft airframes and engines to the lessor in a specified condition or pay an amount to the lessor based on the actual return condition of the equipment. These lease return costs are recorded in the period in which they are incurred. On our financial statements, we estimate the cost of maintenance lease return obligations and accrue such costs over the remaining lease term when the expense is probable and can be reasonably estimated. Any unexpected increase in maintenance return costs may have a material adverse effect on our financial condition and results of operations.

We are exposed to operational disruptions due to maintenance.

SAM’s fleet will require regular maintenance work, which may cause operational disruption. SAM’s inability to perform timely maintenance and repairs could result in our aircraft being underutilized which could have an adverse effect on our business, financial condition and results of operations. On occasion, airframe manufacturers and/or regulatory authorities require mandatory or recommended modifications to be made across a particular fleet which may mean having to ground a particular type of aircraft. This may cause operational disruption to and impose significant costs on us. Furthermore, our operations in remote locations, where delivery of components and parts could take a significant period of time, could result in delays in our ability to maintain and repair our aircraft. Any such delays may pose a risk to our business, financial condition and results of operations. Moreover, as our aircraft base increases, our maintenance costs could potentially increase. We have no historical experience maintaining hybrid-electric powertrains. While we believe the newly developed powertrains will require reduced maintenance activity per flight hour, our operations could be negatively impacted if our assumptions on reliability or cost of maintenance prove incorrect.

The profitability of our current operations is dependent on the availability and pricing of aircraft fuel. Periods of significant disruption in the supply of aircraft fuel or elevated pricing could have a significant negative impact on our results of operations and liquidity.

Although Surf Air and Southern’s current third-party aircraft operators are currently able to obtain adequate supplies of aircraft fuel, we cannot predict the future availability. Natural disasters (including hurricanes or similar events in the southeast United States and on the Gulf Coast where a significant portion of domestic refining capacity is located), political disruptions or wars involving oil-producing countries, economic sanctions imposed against oil-producing countries or specific industry participants, changes in fuel-related governmental policy, the strength of the U.S. dollar against foreign currencies, changes in the cost to transport or store petroleum products, changes in access to petroleum product pipelines and terminals, speculation in the energy futures markets, changes in aircraft fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages or distribution challenges in the future leading to volatile aircraft fuel pricing. Any of these factors or events could cause a disruption in or increased demands on oil production, refinery operations, pipeline capacity or terminal access and possibly result in diminished availability of aircraft fuel supply for our third-party aircraft operators. The impact of such events may limit our third-party aircraft operators’ ability to perform our flights, which could result in loss of revenue and adversely affect our ability to provide our services.

Additionally, high fuel prices or significant disruptions in the supply of aircraft fuel could have an adverse effect on our financial condition and results of operations. During the year ended December 31, 2021 and 2020, Southern’s fuel expense was $8.3 million and $5.0 million, respectively. The timely and adequate supply of fuel to meet operational demand depends on the continued availability of reliable fuel supply sources as well as related service and delivery infrastructure. Although we have some ability to cover short-term fuel supply disruptions, we depend significantly on the continued performance of our third-party service providers to maintain supply integrity. Consequently, we can neither predict nor guarantee the continued timely availability of aircraft fuel throughout our operations.

Unsatisfactory safety performance of our aircraft could have a material adverse effect on our business, financial condition, and results of operations.

While we intend to maintain operational processes designed to ensure that the design, testing, manufacture, performance, operation and servicing of our aircraft meet rigorous quality standards, there can be no assurance that we will not experience operational or process failures and other problems, including through flight test accidents or incidents, manufacturing or design defects, pilot error, cyber-attacks or other inadvertent or intentional acts or omissions, that could result in potential safety risks. Any actual or perceived safety issues may result in significant reputational harm to our business, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues could result in delaying or cancelling planned flights, increased regulation or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical or operational failures, or other safety incidents could have a material adverse effect on our business, financial condition and results of operation. In addition, our aircraft may be grounded by regulatory authorities due to safety concerns that could have a material adverse effect on our business, financial condition, results of operations and prospects.

Crashes, accidents or incidents of aircraft involving us or our competitors could have a material adverse effect on our business, financial condition and results of operations.

Crashes, accidents or incidents involving our aircraft, or involving aircraft operating our powertrains, once developed, are possible. Any such occurrence would negatively impact our business, financial condition and results of operations in a number of ways. An accident or incident involving an aircraft operated by us or by a third-party operator on our behalf or using our powertrains, could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured or due to reasons not attributable to us or our operations or products, could result in negative public perception that our operations are less safe or reliable than other providers and have a material adverse effect on our reputation, business and results of operations. In addition, safety issues experienced by a particular model of aircraft could result in customers refusing to use that particular aircraft model or a regulatory body grounding that particular aircraft model. If we or other operators experience accidents with aircraft models that we operate, obligating us to take such aircraft out of service until the cause of such accidents is determined and rectified, we might lose revenues and might lose customers. The value of the aircraft model might also be permanently reduced in the secondary market if the model were to be considered less desirable for future service. Such accidents or safety issues related to aircraft models that we operate would negatively impact our business, financial condition and results of operations.

The operation of aircraft is subject to various risks, and we expect demand for our air mobility services to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain or maintain FAA certification for our aircraft, in a timely manner or at all. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault.

If our personnel, third-party contractors with whom we have arrangements, our aircraft, other types of aircraft or other companies in the industry are involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and/or potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe or action involving our employees, our aircraft, or other types of aircraft could create an adverse public perception, which could harm our reputation, result in passengers being reluctant to use our services, and could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, as we develop and manufacture hybrid-electric powertrains and as these powertrains are implemented in aircraft that we sell to other operators, we may be exposed to additional risks and demand for our newly developed products will be negatively impacted by accidents or incidents involving the powertrains, including during test flights of prototypes. Such events could impact confidence in not just our products, but the development of electrification technology as a whole. This could have a material adverse effect on our future growth, financial condition and results of operations.

Risks Related to SAM’s Financial Position and Capital Requirements

Surf Air’s management has identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect its, and, going forward, SAM’s ability to report its results of operations and financial condition accurately and in a timely manner.

Surf Air’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. As of December 31, 2021, material weaknesses existed in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses are as follows:

•        Surf Air did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, Surf Air lacked a sufficient complement of resources with (i) an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. Additionally, the lack of a sufficient complement of resources resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of Surf Air’s financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in its finance and accounting functions.

•        Surf Air did not design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.

These material weaknesses contributed to the following additional material weaknesses:

•        Surf Air did not design and maintain effective controls related to the identification of and accounting for certain non-routine, unusual or complex transactions, including the proper application of U.S. GAAP of such transactions. Specifically, Surf Air did not design and maintain effective controls to timely identify and account for capitalizable costs, revenue, share based compensation, and debt and equity financing transactions.

•        Surf Air did not design and maintain effective controls related to the period-end financial reporting process, including designing and maintaining formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures. Additionally, Surf Air did not design and maintain controls over the preparation and review of account reconciliations and journal entries, including maintaining appropriate segregation of duties.

These material weaknesses resulted in audit adjustments to substantially all of Surf Air accounts, which were recorded prior to the issuance of the consolidated financial statements as of December 31, 2021 and 2020 and for the years then ended, and as of June 30, 2022 and 2021 and for the six-month periods then ended. Additionally, these material weaknesses could result in a misstatement of substantially all of Surf Air’s accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

•        Surf Air did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of their financial statements. Specifically, Surf Air did not design and maintain: (i) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Surf Air personnel; (iii) computer operations controls to ensure that data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact Surf Air’s ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, Surf Air’s management determined these deficiencies in the aggregate constitute a material weakness.

Surf Air’s management is in the process of developing a plan to remediate these material weaknesses. This remediation plan will consist primarily of the following:

•        Hiring additional senior level accounting personnel to bolster Surf Air’s financial reporting and technical accounting capabilities.

•        Designing and implementing controls to formalize roles and review responsibilities to align with Surf Air team’s skills and experience and designing and implementing controls over segregation of duties.

•        Engaging a third party to assist in identifying risks of material misstatement and designing and implementing controls to address the identified risks of material misstatement.

•        Designing and implementing formal accounting policies, procedures and controls supporting our period-end financial reporting process, including controls over the preparation and review of account reconciliations and journal entries.

•        Designing and implementing IT general controls, including controls over change management, the review and update of user access rights and privileges, controls over batch jobs and data backups, and program development approvals and testing.

Once Surf Air and/or SAM begins a remediation plan, the remediation measures will be ongoing and it is expected that these will result in future costs for SAM. However, the material weaknesses will not be considered remediated until management completes the design and implementation of the processes and controls described above and the controls operate for a sufficient period of time and SAM has concluded, through testing, that the newly implemented and enhanced controls are operating effectively. At this time, neither Surf Air, nor SAM can predict the success of such efforts or the outcome of future assessments of the remediation efforts. Surf Air and SAM’s efforts may not remediate these material weaknesses in internal control over financial reporting, and may not prevent additional material weaknesses from being identified in the future. Failure to implement and maintain effective internal control over financial reporting could result in errors in SAM’s consolidated financial statements that could result in a restatement of its consolidated financial statements, and could cause it to fail to meet its reporting obligations, any of which could diminish investor confidence in SAM and cause a decline in its equity value. Additionally, ineffective internal control over financial reporting could expose SAM to an increased risk of financial reporting fraud and the misappropriation of assets, and may further subject it to potential delisting from the stock exchange on which it lists, or to other regulatory investigations and civil or criminal sanctions.

Southern’s management has identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect its, and going forward, SAM’s ability to report its results of operations and financial condition accurately and in a timely manner.

Southern’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. As a public company, SAM’s management will be required, on a quarterly basis, to evaluate the effectiveness of its internal control over financial reporting and to disclose any changes and material weaknesses identified through such evaluation. As of December 31, 2021, material weaknesses existed in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

These material weaknesses are as follows:

•        Southern did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, Southern lacked a sufficient complement of resources with (i) an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. Additionally, the lack of a sufficient complement of resources resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of its financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in its finance and accounting functions.

•        Southern did not design and maintain effective controls in response to the risks of material misstatement. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.

These material weaknesses contributed to the following additional material weaknesses:

•        Southern did not design and maintain effective controls to achieve complete, accurate and timely accounting for debt, deferred liabilities, leases, property and equipment, redeemable convertible preferred shares, accounts payable, and accrued liabilities.

•        Southern did not design and maintain effective controls related to the period-end financial reporting process, including designing and maintaining formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures. Additionally, Southern did not design and maintain controls over the preparation and review of account reconciliations and journal entries, including maintaining appropriate segregation of duties.

These material weaknesses resulted in audit adjustments to substantially all of Southern accounts, which were recorded prior to the issuance of the consolidated financial statements as of December 31, 2021 and 2020 and for the years then ended. Additionally, these material weaknesses could result in a misstatement of substantially all of Southern’s accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

•        Southern did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements. Specifically, Southern did not design and maintain: (i) program change management controls to ensure that program and data changes are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and (iv) program development controls to ensure that new software development is tested, authorized and implemented appropriately.

These IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact Southern’s ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, Southern’s management determined these deficiencies in the aggregate constitute a material weakness.

Southern’s management is in the process of developing a plan to remediate these material weaknesses. This remediation plan will consist primarily of the following:

•        Hiring additional senior level accounting personnel to bolster Southern’s financial reporting and technical accounting capabilities.

•        Designing and implementing controls to formalize roles and review responsibilities to align with Southern team’s skills and experience and designing and implementing controls over segregation of duties.

•        Engaging a third party to assist in identifying risks of material misstatement and designing and implementing controls to address the identified risks of material misstatement.

•        Designing and implementing formal accounting policies, procedures and controls supporting our period-end financial reporting process, including controls over the preparation and review of account reconciliations and journal entries as well as additional procedures and controls within our debt, deferred liabilities, leases, property and equipment, redeemable convertible preferred shares, accounts payable, and accrued liabilities processes.

•        Designing and implementing IT general controls, including controls over change management, the review and update of user access rights and privileges, controls over batch jobs and data backups, and program development approvals and testing.

Once Southern and/or SAM begins an implementation plan, the remediation measures will be ongoing and it is expected that these will result in future costs for SAM. However, the material weaknesses will not be considered remediated until management completes the design and implementation of the processes and controls described above and the controls operate for a sufficient period of time, and SAM has concluded, through testing, that the newly implemented and enhanced controls are operating effectively. At this time, neither Southern, nor SAM can predict the success of such efforts or the outcome of future assessments of the remediation efforts. Southern and SAM’s efforts may not remediate these material weaknesses in internal control over financial reporting, and may not prevent additional material weaknesses from being identified in the future. Failure to implement and maintain effective internal control over financial reporting could result in errors in SAM’s consolidated financial statements that could result in a restatement of its consolidated financial statements, and could cause it to fail to meet its reporting obligations, any of which could diminish investor confidence in SAM and cause a decline in its equity value. Additionally, ineffective internal control over financial reporting could expose SAM to an increased risk of financial reporting fraud and the misappropriation of assets, and may further subject it to potential delisting from the stock exchange on which it lists, or to other regulatory investigations and civil or criminal sanctions.

Our results of operations may fluctuate significantly, which makes our future results of operations difficult to predict and could cause our results of operations to fall below expectations or any guidance it may provide.

Our quarterly and annual results of operations may fluctuate significantly, which makes it difficult for us to predict our future results of operations. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. Investors should not rely on Surf Air’s and Southern’s past results as an indication of SAM’s future performance.

This variability and unpredictability could also result in SAM failing to meet the expectations of industry or financial analysts or investors for any period. If SAM’s revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provides to the market are below the expectations of analysts or investors, the price of our Common Stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance it may provide.

SAM’s ability to use net operating loss carryforwards and certain other tax attributes to offset future taxable income for U.S. federal income tax purposes may be significantly limited due to various circumstances, including certain possible future transactions involving the sale or issuance of Common Stock, or if taxable income does not reach sufficient levels.

SAM’s ability to use Net Operating Loss (“NOL”) carryforwards and certain other tax attributes will depend on the amount of taxable income it generates in future periods and, as a result, certain of Surf Air and Southern’s NOL carryforwards and other tax attributes may expire before Surf Air or Southern can generate sufficient taxable income to use them in full. SAM is not currently expected to consolidate with Southern for tax purposes. In addition, our ability to use NOL carryforwards and certain other tax attributes to offset future taxable income may be limited if we experience an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended. Potential future transactions involving the sale or issuance of Common Stock may increase the possibility that we will experience a future “ownership change” under Section 382. Such transactions may include the exercise of warrants, the issuance of Common Stock for cash, the conversion of any future convertible debt, the repurchase of any debt with Common Stock, the acquisition or disposition of any stock by a stockholder owning 5% or more of the outstanding shares of Common Stock, or a combination of the foregoing.

We may never realize the full value of our intangible assets or our long-lived assets causing us to record impairments that may negatively affect our financial condition and operating results.

In accordance with applicable accounting standards, Surf Air and Southern are, and SAM will be, required to test indefinite-lived intangible assets for impairment on an annual basis, or more frequently where there is an indication of impairment, and certain other assets for impairment where there is any indication that an asset may be impaired. We may be required to recognize losses in the future due to, among other factors, extreme fuel price volatility, tight credit markets, government regulatory changes, decline in the fair values of certain tangible or intangible assets.

Our obligations in connection with our contractual obligations could impair our liquidity and materially adversely affect our business, results of operations and financial condition.

Surf Air and Southern have, and SAM will have, significant long-term lease obligations primarily relating to its aircraft fleet. As of June 30, 2022, Surf Air had four aircraft under operating leases, with an average remaining lease term of approximately 13 months and Southern had 23 aircraft under operating leases, with an weighted average remaining lease term of approximately 2.93 years. As of June 30, 2022, future minimum lease payments due under all long-term operating leases were approximately $2.8 million for Surf Air and $10.4 million for Southern. Our future ability to pay our contractual obligations and our liquidity will depend on our operating performance, cash flow and our ability to secure adequate financing, which will in turn depend on, among other things, the success of our business strategy, U.S. and global economic conditions, the availability and cost of financing, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. If our liquidity is materially diminished, there may be a material adverse effect on our cash flow available to fund working capital requirements, capital expenditures and business development efforts.

Surf Air has previously defaulted on its debt obligations and there can be no assurance that SAM will be able to fulfill its obligations under any current or future indebtedness it may incur.

Any existing or future indebtedness could have important consequences, including but not limited to:

•        increasing our vulnerability to general adverse economic and industry conditions;

•        requiring us to dedicate a substantial portion of our cash flow from operations to servicing our debt, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•        limiting our flexibility in planning for, or reacting to, challenges and opportunities, and changes in our businesses and the markets in which we operate; and

•        leading to the possibility of default on future debt obligations.

SAM’s ability to service its debt will depend on SAM’s future operating performance and financial results, which may be subject to factors beyond our control, including general economic, financial and business conditions. If we do not have sufficient cash flow to service our debt, we may need to refinance all or part of our existing debt, borrow more money or sell securities or assets, some or all of which may not be available to us at acceptable terms or at all. In addition, we may need to incur additional debt in the future in the ordinary course of business. Surf Air’s current debt and any future additional debt SAM may incur may impose significant operating and financial restrictions on us. A breach of any of these restrictions could result in a default. If a default occurs, the relevant lenders could elect to accelerate payments due. If our operating performance declines, or if we are unable to comply with any restrictions, we may need to obtain amendments to our credit agreements or waivers from the lenders to avoid default. These factors could have a material adverse effect on our business.

Further, if there were an event of default under SAM’s debt instruments or a change of control, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately and may be cross-defaulted to other debt. SAM’s assets or cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments if accelerated upon an event of default, and there is no guarantee that the SAM would be able to repay, refinance or restructure the payments on those debt securities.

We are exposed to the impact of rising inflation rates, which could negatively affect our results of operations and our ability to invest and hold our cash.

The United States has recently experienced historically high levels of inflation. In particular, the COVID-19 pandemic and associated decline in economic activity and increase in unemployment levels had a severe and prolonged effect on the global economy generally. A rapid economic expansion following the height of the pandemic resulted in significant inflationary pressures, which have increased our costs for aircraft fuel, wages and benefits and other goods and services we require to operate our business. Additionally, on February 24, 2022, the Russian Federation launched an invasion of Ukraine that has continued to escalate without any resolution of the invasion foreseeable in the near future, with the short and long-term impact on financial and business conditions worldwide remaining highly uncertain. The United States has been joined by other countries across the globe in imposing new and stricter sanctions against the Russian Federation in a manner that has resulted in higher energy prices and higher prices for raw materials and goods and services and disruptions to supply and distribution chains in a manner that has contributed to higher inflation.

The Consumer Price Index for All Urban Consumers, a widely followed inflation gauge published by the U.S. Bureau of Labor Statistics, increased by 9.1% from June 2021 to June 2022, its highest rate in nearly 40 years. The general effects of inflation on the global economy can be wide-ranging, evidenced by rising wages and rising costs of consumer goods and necessities. If the inflation rate continues to increase, this will result in, for example, increases in the cost of fuel, labor and other costs, which will adversely affect our expenses, such as employee compensation which accounts for a significant portion of our operating expenses.

It is not possible to predict the actual number of shares SAM will sell under the Share Subscription Facility to GEM, or the actual gross proceeds resulting from those sales. Further, SAM may not have access to the full amount available under the Share Subscription Facility with GEM.

Surf Air has agreed to establish the Share Subscription Facility pursuant to which, upon the terms of and subject to the satisfaction of the conditions to GEM’s purchase obligation set forth in the Share Subscription Facility, SAM will have the right from time to time at its option to direct GEM to purchase up to a specified maximum amount of shares of our Common Stock, up to a maximum aggregate purchase price of $400 million over the 36-month term of the Share Subscription Facility.

SAM will not have the right to commence any sales of our Common Stock to GEM under the Share Subscription Facility until the commencement date, which is the date on which all of the conditions to GEM’s purchase obligations set forth in the Share Subscription Facility have been initially satisfied. GEM will not be obligated to (but may, at its option, choose to) purchase shares of our Common Stock to the extent such purchase would result in beneficial ownership (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by GEM, together with its affiliates, of more than 9.99%. SAM’s inability to access a portion or the full amount available under the Share Subscription Facility, in the absence of any other financing sources, could have a material adverse effect on its business.

Because the purchase price per share to be paid by GEM for the shares of our Common Stock that SAM may elect to sell to GEM under the Share Subscription Facility, if any, will fluctuate based on the VWAP of our Common Stock during the applicable period for each purchase made pursuant to the Share Subscription Facility, if any, it is not possible to predict, prior to any such sales, the number of shares of our Common Stock that SAM will sell to GEM under the Share Subscription Facility, the purchase price per share that GEM will pay for shares purchased from SAM under the Share Subscription Facility, or the aggregate gross proceeds that SAM will receive from those purchases by GEM under the Share Subscription Facility, if any. Therefore, sales to GEM by SAM could result in substantial dilution to the interests of other holders of its shares of our Common Stock.

Sales of shares of our Common Stock, if any, to GEM under the Share Subscription Facility will be determined by SAM from time to time in its sole discretion and will depend on a variety of factors, many of which are outside of SAM’s control, including, among other things, market conditions and the terms, conditions and limitations set forth in the Share Subscription Facility (subject to certain limitations on the obligation of GEM to purchase shares including, among other things, beneficial ownership limitations). SAM may ultimately decide to sell to GEM all, some or none of the shares of our Common Stock that may be available for SAM to sell to GEM pursuant to the Share Subscription Facility. Depending on market liquidity at the time, resales of those shares by GEM may cause the public trading price of our Common Stock to decrease.

As a result of the above factors, it is possible that SAM may need to issue and sell more than the number of shares that it initially expects to issue to GEM under the Share Subscription Facility in order to receive aggregate gross proceeds equal to GEM’s $400 million total aggregate purchase commitment under the Share Subscription Facility, which could cause additional substantial dilution to holders of our Common Stock. The number of shares of our Common Stock ultimately offered for sale by GEM is dependent upon the number of shares of our Common Stock, if any, SAM ultimately sells to GEM under the Share Subscription Facility.

Risks Related to Surf Air’s and Southern’s Dependence on Third-Party Providers

If our third-party aircraft operators are unable to support our operations or the growth of our business, or we are unable to add alternative third-party aircraft operators to meet demand, our costs may increase and our business, financial condition and results of operations could be adversely affected.

Surf Air is, and SAM will be, dependent on a finite number of certificated third-party aircraft operators to provide a significant portion of our network services. Surf Air has, in the past, experienced delays, cancellations and difficulties engaging third party operators with sufficient capacity to operate the number of routes necessary to meet demand. This risk is exacerbated when there is a transition between operators, which Surf Air experienced from May to August 2022 when transitioning to Southern as its operator, resulting in a significant number of canceled and delayed flights.

In the event potential competitors establish cooperative or strategic relationships with third party aircraft operators in the markets we serve, offer to pay third-party aircraft operators more attractive rates or guarantee a higher volume of flights than we offer, we may not have access to the necessary number of aircraft to achieve our planned growth. Though Surf Air has successfully incentivized its operators to add aircraft to support its growth in the past, there is no guarantee SAM will be able to continue doing so without incurring significant additional costs. Increased use of private aircraft since the outbreak of the COVID-19 pandemic has added competitive pressure for access to aircraft, which may make it more difficult or costly for third-party operators to expand to meet our needs. If our third-party aircraft operators are unable or unwilling to add aircraft, or are only able to do so at significantly increased expense, or otherwise do not have capacity or desire to support our growth, or we are unable to add new operators on reasonable terms, or at all, our business and results of operations could be adversely affected. As the air mobility market grows, we expect competition for third-party aircraft operators to increase. Further, we expect that as competition in the air mobility market grows, the use of exclusive contractual arrangements with third-party aircraft operators, sometimes requiring volume guarantees, may increase, as may the cost of securing their services.

If we encounter problems, such as workforce disruptions, with any of our third-party aircraft operators or third-party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.

Many of Surf Air’s flight operations are conducted by third-party aircraft operators on its behalf and both Surf Air and Southern rely on third-party service providers to support their operations. Due to our reliance on third parties to provide these services going forward, we are subject to the risk of disruptions to their operations, such as the impact of adverse economic conditions and the inability of third parties to hire or retain skilled personnel, including pilots and mechanics, as well as any failure to deliver services at the level expected of them. Surf Air has, in the past, experienced issues with third party aircraft operators. For example, in June 2018 Surf Air terminated a charter and aircraft sublease agreement it had with a key third party scheduled aircraft operator in California because the operator had been providing increasingly unreliable and substandard service quality, resulting in frequent and last minute flight cancellations, while overcharging Surf Air and refusing to provide the requisite financial and operating data transparency. This had a negative impact on Surf Air’s results of operations and required approximately eight months to re-establish revenue levels similar to those prior to this event. Several of these third-party operators provide significant capacity that we would be unable to replace in a short period of time should that operator fail to perform its obligations. Disruptions to capital markets, shortages of skilled personnel and adverse economic conditions in general, such as conditions resulting from the COVID-19 pandemic, have subjected certain of these third-party regional operators to significant financial and operational pressures, which have in the past and could in the future result in the temporary or permanent cessation of their operations.

Union strikes or staff shortages among airport workers or certain pilots of third-party aircraft operators may result in disruptions of our air mobility service and thus could have a material adverse effect on our business, financial condition and results of operations. Any significant disruption to our operations as a result of problems with any of our third-party aircraft operators could have a material adverse effect on our business, financial condition and results of operations.

In addition, Surf Air, Southern and SAM have entered into agreements with contractors to provide various facilities and services required for SAM’s operations. Because SAM will rely on others to provide such services, its ability to control the efficiency and timeliness of such services will be limited. Similar agreements may be entered into in any new markets we decide to serve. If any of these service providers cease operations, there is no guarantee that we could replace these providers on a timely basis with comparably priced providers, or at all. Any material problems with the efficiency and timeliness of contract services, resulting from financial hardships or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

Our third-party aircraft operators’ insurance may become too difficult or expensive for them to obtain. If our third-party aircraft operators are unable to maintain sufficient insurance coverage, it may materially and adversely affect our results of operations and financial condition.

Hazards are inherent in the aviation industry and may result in loss of life and property, potentially exposing us to substantial liability claims arising from the operation of aircraft. Safe operation of aircraft is the responsibility of ourselves and our third-party operators who are held liable for accidents, thus incidents related to aircraft operation are covered by ours and our third-party operators’ insurance. A limited number of hull and liability insurance underwriters provide coverage for our third-party aircraft operators. Insurance underwriters are required by various federal and state regulations to maintain minimum levels of reserves for known and expected claims. However, there can be no assurance that underwriters have established adequate reserves to fund existing and future claims. The number of air medical or tourism accidents, as well as the number of insured losses within the commercial airline industry, and the impact of general economic conditions on underwriters may result in increases in premiums above the rate of inflation. If our third-party aircraft operators’ insurance costs increase, such operators are likely to pass the increased costs to us, which could cause us to increase the prices paid by our customers. Such cost increases could adversely affect demand for our services and harm our business. Additionally, under all aircraft operating agreements, our third-party aircraft operators have agreed to indemnify us against liability arising from the operation of aircraft and to maintain insurance covering such liability. However, there can be no assurance there will be no challenge to the indemnification rights or that the aircraft operator will have sufficient assets or insurance coverage to fulfill its indemnity obligations.

We rely on third-party web service providers to deliver our offerings to users on our platform, and any disruption of or interference with our use of third-party web services could adversely affect our business, financial condition and results of operations.

Our platform’s continuing and uninterrupted performance is critical to our success. Surf Air and Southern currently host their respective platforms and support their respective operations using third-party providers of cloud infrastructure services. While Surf Air and Southern have engaged reputable vendors to provide these services, they do not have control over the operations of the facilities used by its third-party provider and their facilities may be vulnerable to damage or interruption from natural disasters, cybersecurity attacks, human error, terrorist attacks, power outages and similar events or acts of misconduct. In addition, any changes to the service levels from these third-party cloud infrastructure providers may adversely affect SAM’s future ability to meet the requirements of users to search for flights and book travel. While we expect to implement reasonable backup and disaster recovery plans, Southern has experienced, and SAM expects that in the future it may experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Sustained or repeated system failures would reduce the attractiveness of our offerings. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand our service offerings. Any negative publicity or user dissatisfaction arising from these disruptions could harm our reputation and brands and could have a material adverse effect on our business, financial condition and results of operation.

Aircraft purchase agreements are often subject to indexed price escalation clauses which could subject SAM to unanticipated expenses.

Commercial aircraft sales contracts are often entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing generally consists of a fixed amount as modified by price escalation formulas derived from labor, commodity and other price indices, the actual escalation amounts of which are outside of the purchaser’s control. Escalation factors can fluctuate significantly from period to period and changes in escalation amounts can significantly impact expenses and operating margins. The terms and conditions of the aircraft purchase agreement with TAI do contain price escalation clauses and future purchase orders with other suppliers may also contain price escalation clauses yet to be determined, and there is no assurance that they will be determined in a manner that will mitigate the risks described above.

Risks Related to Surf Air’s and Southern’s Intellectual Property and Information Technology

If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose market share, generate reduced revenue and incur costly litigation to protect our rights.

Our success depends in part on our ability to protect our intellectual property rights, including trademarks and service marks applicable to Surf Air and Southern and, in the future once developed, certain technologies and software that we expect to be deployed in our aircraft or that we expect utilize in arranging air transportation. To date, Surf Air and Southern have relied primarily on trademarks to distinguish us from our competitors, and trade secrets and other forms of legal protection and contractual agreements to establish and protect our proprietary rights.

We do not anticipate owning intellectual property rights in any particular component of the hybrid-electric powertrains to be produced, and may not own such rights in the powertrain at all. Instead, under our agreement with AeroTEC, it will provide services for us to obtain one or more STCs that relate to the powertrain. Such an STC would provide us the right to operate and otherwise commercialize Cessna Caravans modified with the powertrain. However, an STC does not provide an exclusive right to commercialize the aircraft that the STC describes, and other companies may file for and obtain an STC for a Cessna Caravan or other light aircraft with a substantially similar or superior powertrain compared to the powertrain we plan to develop with our commercial partners. Moreover, there is no guarantee that we will obtain an STC for our planned hybrid-electric powertrain, through our collaboration with our commercial partners or otherwise. Any reference to “our proprietary powertrain technology” or similar phrases herein refer to our anticipated rights in one or more STCs relating to such technology, and not to any intellectual property rights in such technology.

We expect that in the future we will rely on patents and trade secrets to protect any proprietary technology we develop. Surf Air routinely enters into agreements with employees, consultants, third parties and other relevant persons and takes other measures to protect its intellectual property rights, such as limiting access to our trade secrets and other confidential information, and we expect that we will routinely enter into such agreements following the Southern Acquisition. However, we cannot guarantee that we have entered into or will enter into such an agreement with each person that has access to such information or that the steps we take to protect our intellectual property will otherwise be adequate. For example, unauthorized parties may attempt to obtain and use information that we regard as proprietary and, if successful, may potentially harm our ability to compete, accelerate the development programs of our competitors, and/or our competitive position in the market. Moreover, our agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours, and there can be no assurance that our counterparties will comply with the terms of these agreements, or that we will be able to successfully enforce such agreements or obtain sufficient remedies if they are breached. There can be no assurance that the intellectual property rights we own or license will offer us meaningful protection for our business, provide competitive advantages or will not be challenged or circumvented by our competitors.

Further, obtaining and maintaining patent and trademark protection can be costly, and we may choose not to, or may fail to, pursue or maintain such forms of protection for our technology, products or services in the United States or foreign jurisdictions, which could harm our ability to obtain or maintain a competitive advantage in such jurisdictions. It is also possible that we will fail to identify patentable aspects of our technology before it is too late to obtain patent protection, that we will be unable to devote the resources needed to file and prosecute patent applications for such technology, or that we will inadvertently abandon them by failing to comply with all procedural, documentary, payment, and similar obligations during the patent prosecution process. Even if we obtain patent protection in future, we cannot assure you that such patents would be sufficiently broad to protect our proprietary technology to prevent competitors or other third parties from using the same or similar technologies. Failure to comply with legal requirements to maintain a patent or trademark registration can result in lapse or cancellation of the patent or trademark registration, which could result in the loss of patent or trademark rights. If this occurs, we may not be able to exclude our competitors from using patented technology that we have developed or our trademarks. Also, patents and trademark registrations may be challenged in court or administrative proceedings.

The laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate to prevent other parties from infringing our proprietary technology. To the extent we expand our international activities, our exposure to unauthorized use of our technologies and proprietary information may increase. We may also fail to detect unauthorized use of our intellectual property, or be required to expend significant resources to monitor and protect our intellectual property rights, including engaging in litigation, which may be costly, time-consuming, and divert the attention of management and resources, and may not ultimately be successful. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property rights, there could be a material adverse effect on our business, financial condition and results of operations.

We may need to defend ourself against intellectual property infringement claims or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to commercialize our aircraft.

Third parties, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or deploy our aircraft, the powertrain we are developing with our commercial partners, or other aircraft components, and air mobility services, which could harm our business.

For example, third parties owning patents or other intellectual property rights relating to battery packs, electric motors, aircraft configurations, fly-by-wire flight control software, electronic power management systems or other components may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third-party’s intellectual property rights, we may be required to do one or more of the following:

•        cease development, sales or use of its or our products or services;

•        pay substantial damages;

•        obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or available at all; or

•        re-design one or more aspects or systems of its or our aircraft or other offerings.

A successful claim of infringement or misappropriation against us could adversely affect our business, prospects, financial condition and results of operations. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

We will rely on our information technology systems to manage numerous aspects of our business. A cyber-attack of these systems could disrupt our ability to deliver services to our customers and could lead to increased overhead costs, decreased sales and harm to our reputation.

We will rely on information technology networks and systems to operate and manage our business. Our information technology networks and systems process, transmit and store personal and financial information, proprietary information of our business, and also allow us to coordinate our business across our operation bases and allow us to communicate with our employees and externally with customers, suppliers, partners and other third parties. To date, neither Surf Air nor Southern have implemented comprehensive security measures to secure these information technology networks and systems and the data processed, transmitted, and stored on them, and the integration of these two separate information technology systems following the merger will be more challenging as a result. These networks, systems, and data will be susceptible to cyberattacks, viruses, malware or other unauthorized access or damage (including by environmental, malicious or negligent acts), which will likely result in unauthorized access to, or the release and public exposure of, our proprietary information or our users’ personal information. In addition, cyberattacks, viruses, malware, or other damage or unauthorized access to our information technology networks and systems, will result in damage, disruptions or shutdowns to our platform. Any of the foregoing could cause substantial harm to our business, require us to make notifications to our customers, governmental authorities, or the media, and could result in litigation, investigations or inquiries by government authorities, or subject us to penalties, fines, and other losses relating to the investigation and remediation of such an attack or other unauthorized access or damage to our information technology systems and networks.

SAM could in the future be subject to data breaches. A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or foreign privacy laws, regulations or other principles or orders to which we may be subject could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities, litigation, including class action litigation, from our customers, fines, penalties, or other liabilities, or require us to change our operations or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, government authorities, payment companies, consumer reporting agencies or the media about the incident and may be required to expend additional resources in connection with investigating and remediating such an incident, and otherwise complying with applicable privacy and data security laws.

System failures, defects, errors or vulnerabilities in our website, applications, backend systems or other technology systems or those of third-party technology providers could harm our reputation and brand and adversely affect our business, financial condition and results of operations.

Our systems, or those of third parties upon which we rely, may experience service interruptions, outages or degradation because of hardware and software defects or malfunctions, human error or malfeasance by third parties or our employees, contractors, service providers, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, cyberattacks, ransomware attacks or other events. We do not carry cyber insurance, which may expose us to certain potential losses for damages or result in penalization with fines in an amount exceeding our resources. As we do not currently have insurance protection for cybersecurity breaches, we may not have sufficient remedies available to us from our third-party service providers, to cover all of our losses that may result from such interruptions, outages or degradations.

Our software and the third-party software that we incorporate into our platform may be subject to errors, defects or vulnerabilities. Any errors, defects or vulnerabilities discovered in our platform, whether in our code or that of third-party software on which our software relies, could result in negative publicity, a loss of customers or loss of revenue, access or other performance issues, security incidents or other liabilities. Errors, defects and vulnerabilities could also prevent customers from booking flights, which would adversely affect our flyer utilization rates, or disrupt communications within the company (e.g., flight schedules or passenger manifests), which could affect our on-time performance. We may need to expend significant financial and development resources to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects or vulnerabilities could negatively impact our reputation or brand, and could have a material adverse effect on our business, financial condition and results of operations.

In addition, our transition of our workforce to a hybrid work environment, where our employees are often working remotely, could also increase our vulnerability to risks related to our hardware and software systems, including risks of phishing and other cybersecurity attacks. Our systems may be subject to additional risk introduced by software that we license from third parties. This licensed software may introduce vulnerabilities within our own operations as it is integrated with our systems, or as we provide services to our customers.

Surf Air and Southern may experience cyberattacks, system failures and other events or conditions that interrupt the availability or reduce or affect the speed or functionality of our technology platform, especially because we are in the process of maturing our security programs and have not yet implemented the expected security controls to prevent such disruptions. These events could result in, losses of revenue due to increased difficulty of booking services through our technology platform, impacts to on-time performance and resultant errors in operating our business. A prolonged interruption in the availability or reduction in the availability or other functionality of our platform could adversely affect our business and reputation and could result in the loss of customers. For example, in 2022, Southern experienced a prolonged interruption in its platform functionality as a result of a ransomware attack on a third party service provider, which caused two flights to be canceled and the need to revert to manual processes. Moreover, to the extent that any system failure or similar event results in harm or losses to the customers using our platform, such as the inability to book or change flights because of a system failure, we may make voluntary payments to compensate for such harm or the affected users could seek monetary recourse or contractual remedies from us for their losses and such claims, even if unsuccessful, would likely be time consuming and costly for us to address.

It is also possible our security controls over personal and other data may not prevent unauthorized access to, or destruction, loss, theft, misappropriation or release of personally identifiable or other proprietary, confidential, sensitive or valuable information of ours or others; this access could lead to potential unauthorized disclosure of confidential personal, Company or customer information that others could use to compete against us or for other disruptive, destructive or harmful purposes and outcomes. Any such disclosure or damage to our networks and systems could subject us to third party claims against us and reputational harm, including statutory damages under California or other state law, regulatory penalties and significant costs of breach investigation, remediation and notification. If these events occur, our ability to attract new clients may be impaired or we may be subjected to damages or penalties.

As these laws continue to evolve, we may be required to make changes to our systems, services, solutions and/or products to enable us and/or our clients to meet the new legal requirements, including by taking on more onerous obligations in our contracts, limiting our storage, transfer and processing of data and, in some cases, limiting our service and/or solution offerings in certain locations. Changes in these laws, or the interpretation and application thereof, may also increase our potential exposure through significantly higher potential penalties for non-compliance. The costs of compliance with, and other burdens imposed by, such laws and regulations and client demand in this area may limit the use of, or demand for, our services, solutions and/or products, make it more difficult and costly to meet client expectations, or lead to significant fines, penalties or liabilities for noncompliance, any of which could have a material adverse effect on our business, financial condition and results of operations.

We will continue to rely on mobile operating systems and application marketplaces to make our app available to users of our platform. If we do not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, our usage or brand recognition could decline and our business, financial results and results of operations could be adversely affected.

Surf Air, and Southern will, after the launch of its mobile application, depend in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make their respective platforms available to customers. The majority of Surf Air’s flights are booked through its app. In the future, these mobile operating systems or application marketplaces could limit or prohibit us from making our current and future apps available to customers, make changes that degrade their functionality, increase the difficulty of using them, impose terms of use unsatisfactory to us or users, or modify search or ratings algorithms in ways that are detrimental to us. Additionally, if any future competitor’s placement in such mobile operating system’s application marketplace is more prominent than the placement of our current and future apps, overall growth in our customer base could slow and the usage of our platform could be adversely affected. The Surf Air app has experienced fluctuations in the number of downloads in the past, and we anticipate similar fluctuations in the future. Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our current and future apps. Additionally, in order to deliver high-quality apps, we need to ensure that our offerings are designed to work effectively with a range of mobile technologies, systems, networks and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile technology industry to make, or continue to make, such technologies, systems, networks or standards available to our customers. If users on our platform encounter any difficulty accessing or using our apps on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, there could be a material adverse effect on our business, financial condition and results of operations.

Legal and Regulatory Risks Related to SAM’s Business

Our business will be subject to a variety of extensive and evolving laws and regulations, which may result in increases in our costs, disruptions to our operations, limits on our operating flexibility, reductions in the demand for air travel and competitive disadvantages.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including employment and labor, health care, tax, data privacy and data security, safety and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future legal or regulatory changes. SAM will monitor these developments closely, and ensure that adequate resources are dedicated to compliance. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate or limit our ability to expand into certain jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Surf Air and Southern’s operations are, and SAM’s operations will be, highly regulated by several U.S. government agencies, including the DOT, the FAA and the TSA. Requirements imposed by these regulators (and others) may restrict the ways we may conduct our business, as well as the operations of our third-party aircraft operator customers. Failure to comply with such requirements in the future may result in fines and other enforcement actions by the regulators. For example, the TSA is responsible for civil aviation security matters, including passenger and baggage screening at U.S. airports. If the TSA were to impose additional or more burdensome security requirements, demand for our services could decrease and/or the costs required to comply with these requirements could increase. In addition, the FAA can assess civil penalties or seek criminal sanctions for failure to comply with FAA regulations, as well as modify, suspend or revoke licenses granted to us for our operations. In the future, any new regulatory requirements, particularly requirements that limit our third-party aircraft operators’ ability to operate or new maintenance directives or mandatory orders related to airworthiness, could have a material adverse effect on us and the industry.

In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as the aircraft used in our operations, at such airports. The imposition of any limits on the use of such aircraft at any airport at which we operate could have a material adverse effect on our operations.

Our results of operations and the manner in which we conduct business each may be affected by changes in law and future actions taken by governmental agencies, including:

•        changes in law or regulation that affect the services that can be offered by us in particular markets or at particular airports, or the types of fares offered or fees that can be charged;

•        changes in law or regulation that specifically address hybrid-electric, all-electric or alternative fuel aircraft that could delay our ability to deliver products, implement aircraft modifications or launch service;

•        the adoption of new passenger security standards or regulations that impact customer processing or service;

•        restrictions on airport operations, such as restrictions on the use of particular airports; and

•        the adoption of new or increased aircraft noise restrictions.

Surf Air and Southern currently, and SAM will, receive, collect, store, process, transmit, share and use personal information, including passenger data, and rely in part on third parties that are not directly under our control to manage certain of these operations and to receive, collect, store, process, transmit, share, and use such personal information, including payment information. Each additional regulation or other form of expanded regulatory oversight increases costs, adds greater complexity to operations and, in some cases, may reduce the demand for air travel. There can be no assurance that the increased costs or greater complexity associated with compliance with new or expanded rules, anticipated rules or other forms of regulatory oversight will not have a material adverse effect on us. Failure to comply with data privacy laws and regulations could have a material adverse effect on our reputation, financial condition or results of operations, or have other adverse consequences.

Even when we believe we are in complete compliance, a regulatory agency may determine that we are not. Failure to comply with legal and regulatory requirements, such as obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating all or significant portions of our business.

We may be unable to obtain or maintain relevant regulatory approvals for the commercialization of our electrification of aircraft.

The development and commercialization of new hybrid-electric powertrains to be used in aircraft and the operation of an air mobility service requires multiple regulatory authorizations and certifications, including STCs, and an air carrier certificate issued by the FAA under Part 119 with Part 135 operations specifications. We are planning for FAA approval of our hybrid-electric Cessna Grand Caravan STC to occur in in the first half of 2025, followed by the commercialization of the technology later that year. While we anticipate being able to meet the requirements of such authorizations and certificates, we may be unable to obtain or maintain such authorizations and certifications, or to do so on the timeline we project. The failure to obtain any of the required authorizations or certificates, or do so in a timely manner, or if any of these authorizations or certificates are modified, suspended or revoked after we obtain them, may render us unable to develop our powertrains and implement our plans to install them in aircraft on the timelines we project, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

An STC will be issued by the FAA only if: (i) the pertinent technical data from the manufacturer has been examined and found satisfactory by the FAA; (ii) all necessary tests and compliance inspections have been completed; and (iii) the alteration has been found to conform with the technical data. There are a number of steps involved in obtaining an STC, including FAA application, preliminary type certification board (“TCB”) meetings, development of certification program plans, establishment of certification basis by the FAA, data submission, FAA design evaluation, interim type certification meetings, FAA conformity inspections, pre-flight TCB meeting, ground inspections, ground tests, flight tests, FAA review of in-flight test results, issuance of Type Inspection Authorization, FAA conformity inspections, witnessing of tests and performance of official certification flight tests, flight standards evaluations, functional and reliability testing, FAA approval of flight manual supplement or supplemental flight manual, and final TCB meeting and Aircraft Evaluation Group completion of continuing airworthiness determination. Failure to achieve any of these milestones in a timely manner will delay our ability to attain the requisite STCs on the expected timeline or could result in failure to obtain STC approval at all. Furthermore, the FAA may determine that the modification requested by the STC is so complex that a new (rather than supplemental) aircraft type certification process must be undertaken instead.

If the FAA issues us an STC, we will still be required to comply with certain requirements in order to maintain that regulatory approval, including obligations to: (i) report failures, malfunctions and defects; (ii) make the type certificate and underlying data available to FAA and National Transportation Safety Board upon request; (iii) make instructions for continued airworthiness available to aircraft owners and operators; (iv) make required design changes to address Airworthiness Directives issued by FAA and make them available to aircraft owners and operators; and (v) make flight manual supplements and supplemental flight manuals available with each alteration. Failure to continue to comply with these and other requirements may result in the suspension or revocation of the STC or other licenses, certificates, authorizations or permits required to operate our business.

We may be unable to comply with relevant regulations applicable to our on-demand business.

Surf Air provides a technology platform to match air passengers with seats on certified aircraft. Depending on how this platform and our business evolves, it is possible that, as a result of our on-demand services, the DOT may view us as operating as either an “air charter broker” and/or a “charter operator.” Each of these roles carries with it varying levels of regulatory obligations. To the extent applicable, failure to comply with the regulations applicable to each of these roles could result in the imposition of fines and/or civil penalties, and, in severe cases, the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating all or a significant portion of our business.

Continued access to Essential Air Service revenue is of critical importance to Southern and SAM.

Southern has historically received federal Essential Air Service (“EAS”) subsidies as compensation for providing essential air service to numerous small communities. For the year ended December 31, 2021, EAS revenue was $25.6 million or approximately 44% of Southern’s total revenue. The total amount of EAS revenue ultimately received by us will be determined by, among other things, overall funding levels of the EAS program by the U.S. Congress (which could be reduced) and competitive bids for EAS contracts by other carriers (which could cause us to lose EAS revenue to competitors). The EAS program was initially intended to last ten years from 1978 but has been modified and extended in the years since. The EAS program may continue to be modified or changed or may be cancelled in the future, or we may be unable to continue to participate successfully in the EAS program. Any such developments could materially adversely affect our business. EAS contracts generally have a term of two years. The U.S. Department of Transportation, which administers the EAS program, has the right to cancel EAS contracts if it deems that the communities served by such arrangements are no longer eligible. There can be no assurance that current EAS legislation will remain unchanged, or that Congress will continue to provide funding for the EAS program at any particular level. A reduction of EAS revenue, a loss of EAS contracts or a change to or termination of the EAS program could have a material adverse effect on our business, financial condition and results of operation.

We may fail to continue to meet the requirements necessary to operate our air services.

Regional airline services are currently regulated by both the DOT, which provides the economic authority to operate as an airline, and the FAA, which provides the safety authority. Southern currently holds a Commuter Air Carrier Authorization issued by the DOT under 14 C.F.R. Part 298 (“Part 298”) and an Air Carrier Certificate issued by the FAA under 14 C.F.R. Part 119 with Operations Specifications issued under 14 C.F.R. Part 135 (“Part 135”). The requirements of Part 298 and Part 135 are continuing in nature and Southern, as well as SAM going forward, must comply with them at all times, with a failure to meet any relevant requirements could subject us to possible penalties and/or certificate actions.

We must comply continuously with Fitness and Citizenship requirements administered by DOT to perform scheduled air transportation.

Carriers like Southern must be found to be fit, willing, and able to perform the air transportation for which they are licensed by the DOT. This involves a DOT evaluation of the citizenship, competence and compliance disposition of the airline and its management as well as an evaluation of the financial viability of the carrier and its ability to carry out its operations without putting customers’ money at unnecessary risk. In connection with DOT review of the proposed Transactions, Southern is undergoing a continuing fitness review by DOT keyed to these factors. The scope of the DOT review includes SAM. To the extent DOT were to raise concerns about any of these matters, we may have to make adjustments to our operating team, management or ownership structure in order to address the concerns. A protracted failure to address any DOT concerns might result in the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business.

Risks Related to SAM Operating as a Public Company

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from SAM’s business operations.

As a privately held company, Surf Air has not been required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, SAM will incur significant legal, accounting and other expenses that we were not required to incur in the recent past. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated thereunder, as well as under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and the rules and regulations of the SEC and national securities exchanges have created uncertainty for public companies and will increase the costs and the time that the SAM Board and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

Our management has no experience in operating a public company.

Our executive officers have no experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their lack of experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the post-combination company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the U.S. We are in the process of upgrading our finance and accounting systems to an enterprise system suitable for a public company, and a delay could impact our ability or prevent it from timely reporting our results of operations, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act (“Section 404”). The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

If we fail to maintain effective disclosure controls and procedures and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the NYSE. The requirements of these rules and regulations have increased and may continue to increase our legal, accounting and financial compliance costs, have made some activities more difficult, time-consuming and costly and have placed significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, as a result of the Sarbanes-Oxley Act, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our Common Stock.

As private companies, Surf Air and Southern have not endeavored to establish and maintain internal control over financial reporting meeting the standards required of public companies. Any failure to maintain internal control over financial reporting could severely inhibit SAM’s ability to accurately report its financial condition, results of operations or cash flows. If SAM is unable to conclude that its internal control over financial reporting is effective as a result of a material weakness(es) in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Common Stock could decline, and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities.

We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to develop, maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related and audit-related costs and significant management oversight.

The unaudited pro forma financial information included elsewhere in this prospectus may not be indicative of what SAM’s actual financial condition or results of operations would have been.

Surf Air and Southern currently operate as separate companies and have had no prior history as a combined entity, and Surf Air’s and Southern’s operations have not previously been managed on a combined basis. The unaudited pro forma financial information included in this prospectus is presented for informational purposes only and is not indicative of the future financial condition or results of operations of SAM. The unaudited pro forma financial information does not reflect future events that may occur after the completion of our acquisition of Southern and does not consider potential impacts of future market conditions on revenues or expenses. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate and other factors may affect Surf Air’s and Southern’s financial condition or results of operations in the future. Any potential decline in Surf Air’s and Southern’s financial condition or results of operations may cause significant variations in the stock price of SAM.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Surf Air’s and Southern’s historical financial statements and certain adjustments and assumptions have been made regarding Surf Air and Southern after giving effect to the Southern Acquisition, Internal Reorganization and the other events noted elsewhere in this prospectus. There may be differences between the preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this prospectus in respect of the estimated financial condition and results of operations of Surf Air and Southern.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against SAM could result in substantial costs and divert management’s attention from other business concerns, which could have a material adverse effect on our business.

Delaware law and SAM’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the DGCL both contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Common Stock, and therefore depress the trading price of our Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of SAM’s Board or taking other corporate actions, including effecting changes in our management. Among other things, the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions:

•        establishing a classified board of directors with staggered, three-year terms;

•        authorizing SAM’s Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        prohibiting cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        limiting the liability of, and providing for the indemnification of, SAM’s directors and officers;

•        authorizing SAM’s Board to amend the bylaws, which may allow SAM’s Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•        establishing advance notice procedures with which stockholders must comply to nominate candidates to SAM’s Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in SAM’s Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of SAM.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in SAM’s Board or management.

Our Amended and Restated Certificate of Incorporation limits voting rights of certain foreign persons.

Our Amended and Restated Certificate of Incorporation limits the total percentage of our voting interest held by persons who are not “citizens of the United States,” as defined in Section 40102 of Title 49 of the United States Code and administrative interpretations thereof issued by DOT (“Non-Citizens”), to no more than 25% of our total voting interest. In the event that Non-Citizens own (beneficially or of record) or have voting control over any shares of our capital stock, the voting rights of such persons will be subject to automatic suspension to the extent required to ensure that we are in compliance with applicable provisions of law and regulations.

The provisions of our Amended and Restated Certificate of Incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by law, and unless SAM consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of SAM, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of SAM to SAM or SAM’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, the Amended and Restated Certificate of Incorporation provides that federal district courts will be the sole and exclusive forum for claims under the Securities Act.

These provisions may have the effect of discouraging lawsuits against SAM’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against SAM, a court could find the choice of forum provisions contained in the proposed certificate of incorporation to be inapplicable or unenforceable in such action. In this regard, stockholders may not be deemed to have waived SAM’s compliance with the federal securities laws and the rules and regulations thereunder, including Section 22 of the Securities Act.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our results of operations.

Surf Air and Southern are, and going forward SAM will be, subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our results of operations.

Risks Related to Ownership of Our Common Stock

Our listing differs significantly from a traditional underwritten initial public offering.

This is not a traditional underwritten initial public offering of the Common Stock. This listing of Common Stock on the NYSE differs from a traditional underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

•        There is no firm commitment underwriting. Consequently, prior to the opening of trading on the NYSE, there will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the NYSE. Therefore, buy and sell orders submitted prior to and at the opening of trading of Common Stock on the NYSE will not have the benefit of being informed by a published price range or a price at which the underwriters initially sell shares to the public, as would be the case in a traditional underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of shares of Common Stock. Unlike the case in a traditional underwritten offering, this registration statement does not provide for an over-allotment option of the underwriters to purchase additional shares from us. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with any sales made pursuant to this registration statement. In a traditional underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the trading price of shares of Common Stock. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions with respect to the trading of Common Stock on the NYSE, there could be greater volatility in the trading price of Common Stock during the period immediately following the listing.

•        There is not a fixed or determined number of shares of Common Stock available for sale in connection with the registration and the listing. Therefore, there can be no assurance that any existing stockholders will sell any of their shares of Common Stock, and there may initially be a lack of supply of, or demand for, shares of Common Stock on the NYSE. Alternatively, we may have a large number of existing stockholders who choose to sell their shares of Common Stock in the near term, resulting in potential oversupply of our Common Stock, which could adversely impact the trading price of our Common Stock once listed on the NYSE and thereafter.

•        None of our existing stockholders have entered into contractual lock-up agreements or other restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our Common Stock, and other significant stockholders, may sell any or all of their shares at any time (subject to any restrictions under applicable law. If such sales were to occur in a significant volume in a short period of time following the listing, it may result in an oversupply of our Common Stock in the market, which could adversely impact the trading price of our Common Stock. See also “— None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Common Stock in the public markets, or the perception that sales might occur, could cause the trading price of our Common Stock to decline.”

•        We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Common Stock on the NYSE. Instead, we intend to host one investor day and engage in additional investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We intend to prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation. We will make a version of the presentation publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with a traditional underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Common Stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile trading price of our Common Stock.

Such differences from a traditional underwritten initial public offering could result in a volatile trading price for our Common Stock and uncertain trading volume, which may adversely affect your ability to sell any Common Stock that you may purchase.

The price of Common Stock may be volatile.

The price of Common Stock, may fluctuate due to a variety of factors, including:

•        changes in the industries in which we and our customers operate;

•        developments involving our competitors;

•        changes in laws and regulations affecting our business;

•        variations in our operating performance and the performance of our competitors in general;

•        actual or anticipated fluctuations in SAM’s quarterly or annual results of operations;

•        publication of research reports by securities analysts about SAM or our competitors or our industry;

•        the public’s reaction to SAM’s press releases, our other public announcements and our filings with the SEC;

•        actions by stockholders, including the sale by the third party investors of any of their shares of Common Stock;

•        additions and departures of key personnel;

•        commencement of, or involvement in, litigation involving the combined company;

•        changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of Common Stock available for public sale; and

•        general economic and political conditions, such as the effects of the COVID-19 pandemic, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of Common Stock regardless of our operating performance. Furthermore, an active trading market for SAM’s securities may never develop, or, if developed, may not be sustained. Holders of SAM’s securities may be unable to sell their securities unless a market can be established or sustained.

We do not intend to pay cash dividends for the foreseeable future.

The SAM Board currently intends to retain any future earnings to support operations and to finance the growth and development of SAM’s business and does not intend to pay cash dividends on our Common Stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of SAM’s Board and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as SAM’s Board deems relevant.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, SAM’s stock price and trading volume could decline.

The trading market for our Common Stock will depend in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover SAM downgrade our Common Stock or publish inaccurate or unfavorable research about our business, the price of our Common Stock would likely decline. If few analysts cover SAM, demand for Common Stock could decrease and our Common Stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering SAM in the future or fail to publish reports on us regularly.

None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Common Stock in the public markets, or the perception that sales might occur, could cause the trading price of our Common Stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our Common Stock into the public market, particularly sales by our Co-Founders, directors, executive officers, and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Common Stock to decline. None of our securityholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.

In addition to the shares of Common Stock that may be immediately sold by the Registered Stockholders pursuant to this prospectus, approximately              of these shares may be immediately sold by our other existing stockholders under Rule 144 since such shares held by such other stockholders will have been beneficially owned by non-affiliates for at least one year. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers, and other affiliates who have beneficially owned our Common Stock for at least six months, including certain of the shares of our Common Stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our Common Stock subject to volume limitations under Rule 144.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares subject to outstanding stock options or reserved for future issuance under our equity compensation plans. As of June 30, 2022, Surf Air had              options outstanding that, if fully exercised, would result in the issuance of              shares of Common Stock. As of June 30, 2022, Surf Air also had              shares of Common Stock subject to RSU awards granted prior to June 30, 2022 for which the time-based vesting condition had not been satisfied as of such date. These shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144.

Following the effectiveness of the registration statement of which this prospectus forms a part, the holders of up to              shares of our Common Stock have rights, subject to some conditions, to require us to file registration statements for the public resale of the Common Stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Common Stock to decline or be volatile.

An active, liquid, and orderly market for our Common Stock may not develop or be sustained. You may be unable to sell your shares of Common Stock at or above the price at which you purchased them.

We currently expect our Common Stock to be listed and traded on the NYSE. Prior to listing on the NYSE, there has been no public market for our Common Stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Common Stock in the open market. While our Common Stock may be sold after our listing on the NYSE by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act, unlike a traditional underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Common Stock, and there may initially be a lack of supply of, or demand for, Common Stock on the NYSE. Conversely, there can be no assurance that the Registered Stockholders or other existing stockholders will not sell all of their shares of Common Stock, resulting in an oversupply of our Common Stock on the NYSE. In the case of a lack of supply of our Common Stock, the trading price of our Common Stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Common Stock if they are unable to purchase a block of our Common Stock in the open market in a sufficient size for their investment objectives due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Common Stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Common Stock in a sufficient amount for their investment objectives, the market for our Common Stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Common Stock. In the case of a lack of demand for our Common Stock, the trading price of our Common Stock could decline significantly and rapidly after our listing. Therefore, an active, liquid, and orderly trading market for our Common Stock may not initially develop or be sustained, which could significantly depress the trading price of our Common Stock and/or result in significant volatility, which could affect your ability to sell your shares of Common Stock.

In making your investment decision, you should understand that we have not authorized any other party to provide you with information concerning us or this listing.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees or financial advisors or that is misleading as a result of omitting information provided by us, our officers or employees or financial advisors. We have not authorized any other party to provide you with information concerning us or this listing.

Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.

From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions, and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in these Risk Factors, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events, or otherwise. In addition, various news sources, bloggers, and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.

The trading price of our Common Stock, upon listing on the NYSE, may have little or no relationship to the historical sales prices of our capital stock in private transactions, and such private transactions have been limited.

Prior to the registration and listing of our Common Stock on the NYSE, there has been no public market for our capital stock. There has been limited trading of our capital stock historically in private transactions. In the section entitled “Sale Price History of our Capital Stock,” we have provided the historical sales prices of our non-voting Common Stock and voting common stock in private transactions. Given the limited history of sales, this information may have little or no relation to broader market demand for our Common Stock and thus the initial trading price of our Common Stock on the NYSE once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening trading prices and subsequent trading prices of our Common Stock on the NYSE. For more information about how the initial listing price on the NYSE will be determined, see the section entitled “Plan of Distribution.”

The trading price of our Common Stock may be volatile and could, upon listing on the NYSE, decline significantly and rapidly.

The listing of our Common Stock and the registration of the Registered Stockholders’ shares of our Common Stock is a process that is not a traditional underwritten initial public offering. We have engaged              to serve as the financial advisors to the DMM (the “DMM Financial Advisors”) and              and              to serve as our other financial advisors, as more fully described in the section entitled “Plan of Distribution.” There will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the NYSE.

While in the past we have completed private capital raises, as there has not been a recent sustained history of trading in our Common Stock in a private placement market prior to listing, NYSE listing rules require that a designated market maker (“DMM”) consult with our financial advisors in order to effect a fair and orderly opening of trading of our Common Stock without coordination with us, consistent with the federal securities laws in connection with our direct listing. Accordingly, the DMM will consult with the DMM Financial Advisors, in their capacity as our financial advisors to the DMM, in order for the DMM to effect a fair and orderly opening of our Common Stock on the NYSE, without coordination with us, consistent with the federal securities laws in connection with our direct listing. Pursuant to Rule 7.35A(g) of the NYSE Listed Company Manual, and based upon information known to them at the time, the DMM Financial Advisors are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding Common Stock and pre-listing selling and buying interest in our Common Stock that they become aware of from potential investors and holders of our Common Stock, including after consultation with certain investors (which may include certain of the Registered Stockholders). Such investor consultation by the DMM Financial Advisors would not involve any coordination with or outreach on behalf of the Company. The DMM Financial Advisors will not engage in a book building process as would typically be undertaken by underwriters in a registered initial public offering. Instead, the input that the DMM Financial Advisors provide to the DMM will be based on information that they become aware of from potential investors and holders of our Common Stock (which may include certain of the Registered Stockholders) in connection with investor education regarding the process and mechanics of the direct listing, the receipt of buy and sell orders and other customary brokerage activities undertaken without coordination with us. The DMM, in consultation with the DMM Financial Advisors, is also expected to consider the information in the section entitled “Sale Price History of Our Capital Stock.” Based on information provided to the NYSE, the opening public trading price of our Common Stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers, and the NYSE is where buy orders can be matched with sell orders at a single price. Based on such orders, the DMM will determine an opening price for our Common Stock pursuant to NYSE rules. However, because our financial advisors will not have engaged in a book building process, they will not be able to provide input to the DMM that is based on or informed by that process. For more information, see the section entitled “Plan of Distribution.”

Moreover, prior to the opening trade, there will not be a price at which underwriters initially sell shares of our Common Stock to the public as there would be in a traditional underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, upon listing on the NYSE, the trading price of our Common Stock may be more volatile than in a traditional underwritten initial public offering and could decline significantly and rapidly.

Further, because of our listing process, individual investors may have greater influence in setting the opening public trading price and subsequent public trading prices of our Common Stock on the NYSE and may participate more in our initial and subsequent trading, leading to an increased amount of smaller orders at numerous prices, for example, than is typical for a traditional underwritten initial public offering with more institutional investor influence. These factors could result in more volatility in the public trading price of our Common Stock and an unsustainable trading price if the price of our Common Stock significantly rises upon listing and institutional investors believe our Common Stock is worth less than retail investors, in which case the price of our Common Stock may decline over time. Further, if the public trading price of our Common Stock is above the level that investors determine is reasonable for our Common Stock, some investors may attempt to short our Common Stock after trading begins, which would create additional downward pressure on the public trading price of our Common Stock. There will likely be more ability for such investors to short our Common Stock in early trading than is typical for a traditional underwritten public offering given increased availability of our Common Stock on the trading markets in part due to the lack of contractual lock-up agreements or other restrictions on transfer. To the extent that there is a lack of awareness among retail investors, such lack of awareness could reduce the value of our Common Stock and cause volatility in the public trading price of our Common Stock.

The trading price of our Common Stock following our direct listing is likely to be volatile and could be subject to wide fluctuations in response to numerous factors, see preceding risk factor entitled “Risk Factors — Risks Related to Ownership of Our Common Stock — The price of our Common Stock may be volatile”, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our results of operations;

•        the number of shares of our Common Stock made available for trading;

•        overall performance of the equity markets and the economy as a whole;

•        changes in the financial projections we may provide to the public or our failure to meet these projections;

•        failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•        changes in costs of our inputs;

•        actual or anticipated changes in our growth rate relative to that of our competitors;

•        changes in the anticipated future size or growth rate of our addressable markets;

•        announcements of new products, or of acquisitions, strategic partnerships, joint ventures, or capital-raising activities or commitments, by us or by our competitors;

•        additions or departures of board members, management, or key personnel;

•        rumors and market speculation involving us or other companies in our industry;

•        new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to data privacy and cybersecurity in the United States or globally;

•        lawsuits threatened or filed against us;

•        other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•        health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses; and

•        sales or expectations with respect to sales of shares of our Common Stock by us or our security holders.

In addition, stock markets with respect to newly public companies, particularly companies in the mobility and technology industry, have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, including mobility and technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Common Stock shortly following the listing of our Common Stock on the NYSE as a result of the supply and demand forces described above. In the past, companies that have experienced volatility in the trading price for their stock have been subject to securities class action litigation. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, and financial condition.

General Risk Factors

An overall decline in the health of the economy and other factors impacting consumer spending, such as recessionary conditions, governmental instability, inclement weather, and natural disasters, may affect consumer purchases, which could reduce demand for our products and harm our business, financial conditions, and results of operations.

Our business depends on consumer demand for our services and, consequently, is sensitive to a number of factors that influence consumer confidence and spending, such as general economic conditions, consumer disposable income, energy and fuel prices, recession and fears of recession, unemployment, minimum wages, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, tax rates and policies, inflation, consumer confidence in future economic conditions and political conditions, war and fears of war, inclement weather, natural disasters, terrorism, outbreak of viruses or widespread illness, and consumer perceptions of personal well-being and security. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Prolonged or pervasive economic downturns could also slow the pace of new retail store openings or cause current locations to close.

The requirements of being a public company may strain SAM’s resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and any rules promulgated thereunder, as well as the rules of the NYSE. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that SAM maintain effective disclosure controls and procedures and internal control for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required, and, as a result, management’s attention may be diverted from other business concerns. These rules and regulations can also make it more difficult for us to attract and retain qualified independent members of the SAM Board. As a public company, we expect to increase the coverage limits of our director and officer liability insurance from $2.5 million to in excess of $20 million, which will likely result in materially higher insurance premiums. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements could have a material adverse effect on our operations, business, financial condition or results of operations.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company until December 31, 2028, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of any second quarter of a fiscal year, in which case we would no longer be an emerging growth company as of the end of such fiscal year and would become an accelerated filer. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (a) (1) the market value of our ordinary shares held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, and (2) our annual revenues equal or exceeded $100 million during such completed fiscal year or (b) the market value of our ordinary shares held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the sections entitled “Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” and “Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: valuation of our share-based compensation, fair value measurements of our debt and equity transactions; and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Common Stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, and any other statements that do not relate to historical matters are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends, although the absence of these words does not mean that a statement is not forward-looking. SAM cautions readers of this prospectus that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond SAM’s control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits and the commercial attractiveness to its customers of SAM’s products and services and the dependence on third party partnerships in the development of electrification powertrains, the potential success of SAM’s marketing and expansion strategies. These statements are based on various assumptions, whether or not identified in this prospectus, and on the current expectations of Surf Air’s and Southern’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements are subject to a number of risks and uncertainties, including:

•        SAM’s limited operating history and that SAM has not yet manufactured any hybrid-electric or electric aircraft;

•        the powertrain technology SAM plans to develop does not yet exist;

•        the inability to maintain and strengthen Surf Air’s brand and its reputation as a regional airline;

•        any accidents or incidents involving hybrid-electric or electric aircraft;

•        the inability to accurately forecast demand for products and manage product inventory in an effective and efficient manner;

•        the dependence on third party partners and suppliers for the components and collaboration in SAM’s development of electrified powertrains, and any interruptions, disagreements or delays with those partners and suppliers;

•        the inability to execute business objectives and growth strategies successfully or sustain SAM’s growth;

•        the inability of SAM’s customers to pay for SAM’s services;

•        the inability of SAM to obtain additional financing or access the capital markets to fund its ongoing operations on acceptable terms and conditions;

•        the outcome of any legal proceedings that might be instituted against Surf Air, Southern or SAM;

•        changes in applicable laws or regulations, and the impact of the regulatory environment and complexities with compliance related to such environment; and

•        other risks and uncertainties indicated in this prospectus, including those indicated under the section entitled “Risk Factors.”

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

All forward-looking statements included herein attributable to any of SAM, Surf Air, Southern or any person acting on any party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Surf Air and Southern undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

There may be events in the future that SAM, Surf Air and Southern are not able to predict accurately or over which they have no control. The section in this prospectus entitled “Risk Factors,” “Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other cautionary language discussed in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by SAM in such forward-looking statements.

MARKET AND INDUSTRY DATA

This prospectus includes industry position and industry data and estimates that have been obtained or derived from independent consultant reports, publicly available information, various industry publications and other industry sources. Some data are also based on good faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above. Although we believe that the information on which these estimates of industry position and industry data are based are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Our internal company reports have not been verified by any independent source. Statements as to industry position are based on market data currently available. While we are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Among other items, certain of the market research included in this prospectus was published prior to the outbreak of COVID-19 and did not anticipate the pandemic or the impact it has had on our industry. We have utilized this pre-pandemic market research in the absence of updated sources. These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS

The Registered Stockholders may, or may not, elect to sell shares of our Common Stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our Common Stock covered by this prospectus, we will not receive any proceeds from any such sales of our Common Stock. See the section entitled “Principal and Registered Stockholders.”

DIVIDEND POLICY

The payment of cash dividends in the future will be dependent upon SAM’s revenue and earnings, if any, capital requirements and general financial condition. The SAM Board currently intends to retain any future earnings to support operations and to finance the growth and development of SAM’s business and does not intend to pay cash dividends on its Common Stock for the foreseeable future. The payment of any cash dividends will be within the discretion of the SAM Board.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of June 30, 2022:

•        on an actual basis of Surf Air; and

•        on a pro forma basis to reflect (i) the Conversions, as if such conversions had occurred on June 30, 2022; (ii) the Tuscan Payment, as if such payment had been made on June 30, 2022; (iii) the Southern Acquisition and the Internal Reorganization, as if such transactions had occurred on June 30, 2022; (iv) the filing and effectiveness of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws; (v) the GEM Issuance, as if such issuance had occurred on June 30, 2022; (vi) the SAFE Settlement, as if such issuance had occurred on June 30, 2022; (vii) the Advisor Accruals, as if such accrual had occurred on June 30, 2022; and (viii) other adjustments as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”. You should read the information set forth below in conjunction with the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” “Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Surf Air’s and Southern’s financial statements and related notes.

	As of June 30, 2022
(in thousands, except share and per share data)	Actual	Pro Forma
	(Unaudited)
Cash and cash equivalents	$5,843	$695
Debt:
SAFE notes at fair value, current	105	—
Convertible notes at fair value, current	13,615	—
Current maturities at long-term debt (Southern)	—	1,602
Convertible notes at fair value, long term	11,876	—
SAFEs notes at fair value, long term	11,258	—
Long-term debt, net of current maturities (Southern)	—	17,906
Total debt	36,854	19,508
Redeemable convertible preferred share, $.0001 par value, 263,459,277 shares authorized as of June 30, 2022; 226,974,984 issued and outstanding as of June 30, 2022; and aggregate liquidation preference of $177,393 as of June 30, 2022	$129,516	$—
Stockholders’ deficit:
Class B-6s redeemable convertible preferred shares, $0.001 par value, 108,242,028 authorized shares as of June 30, 2022, and 71,478,742 shares issued and outstanding as of June 30, 2022	3,414	—
SAM Shares	—	4
Ordinary shares, $0.0001 par value, 598,428,287 shares authorized as of June 30, 2022, and 185,959,042 shares issued and outstanding as of June 30, 2022	285
Additional paid-in capital	123,084	443,037
Accumulated deficit	(306,877)	(351,093)
Total stockholders’ equity (deficit)	(180,094)	91,949
Total capitalization	$(13,724)	$111,457

The unaudited pro forma column in the table above is based on shares of our Common Stock outstanding as of June 30, 2022 and excludes 24,729,617 shares of Common Stock issuable upon exercise of stock options outstanding as of June 30,2022, pursuant to the 2016 Plan, with a weighted average exercise price of $0.17 per share.

SURF AIR’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to the “Company”, “Surf Air”, or “our” refer to Surf Air Global Limited and its consolidated subsidiaries, which includes SAM. Unless otherwise indicated, all dollar amounts are set forth in thousands, except share and per share data.

The following discussion and analysis of Surf Air’s financial condition and results of operations should be read in conjunction with Surf Air’s consolidated financial statements and the related notes. The following discussion and analysis is intended to help the reader understand Surf Air’s results of operations and financial condition. This discussion and analysis is provided as a supplement to, and should be read in conjunction with, the section entitled “Summary Consolidated Financial Information” and Surf Air’s consolidated financial statements and notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to Surf Air’s plans and strategy for Surf Air’s business, includes forward-looking statements that involve risks and uncertainties. Surf Air’s actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward Looking Statements.”

Overview of the Surf Air Business

Surf Air is expanding the category of regional air travel, connecting underutilized regional airports and private terminals with high frequency “commercial-like” air service, using small turboprop aircraft. Surf Air operates primarily in California, and its model is based on its optimization of scheduled routes to meet its customers’ demand. Surf Air currently provides a regional air mobility platform with scheduled routes and on-demand charter flights operated by third party Part 135 operators and it intends to develop hybrid-electric powertrain technology with its commercial partners to electrify existing fleets, which it believes will reduce operating costs and emissions, starting with a hybrid-electric variant of the Cessna Caravan. Surf Air’s customers consist of regional business and leisure travelers.

Surf Air generates revenue through the sale of membership products, non-member single seats, or flight products for both scheduled and on-demand flights. Scheduled revenue is derived from membership subscriptions, principally relating to two main categories of membership: All You Can Fly (“AYCF”) and Pay As You Fly (“PAYF”). AYCF membership subscriptions allow members to fly as much as they like over the contract period. The membership fee includes access to scheduled service and the cost of single seat booking. PAYF members pay a membership fee, which enables them to purchase single use vouchers for travel. On-demand service allows customers to book private charter flights on routes specified by the customer.

2022 Operating Environment

Since 2020, Surf Air has been incurring expenses to support the development of the technology of its digital platform with the aim of providing a delightful, premium flying experience and Surf Air expects these development expenses to continue to be incurred. Additionally, Surf Air is planning to develop powertrain technology with its commercial partners to electrify existing fleets and new aircraft. As a result, Surf Air expects to incur significant costs in the future to support development of this technology.

Beginning in early 2020, the effects and potential effects of the global COVID-19 pandemic, including, but not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior with regard to air mobility services, and continuity in business operations created significant uncertainty for Surf Air. Specifically, COVID-19 related disruption in air travel has led to a decrease in membership sales, flight cancellations and significant operational volatility contributing to Surf Air defaulting on certain debt arrangements and related renegotiations of terms and conditions in order to meet liquidity needs. The spread of COVID-19 also disrupted the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers and has led to a global decrease in aircraft sales in markets around the world.

Surf Air has seen some recovery in demand during 2021 and the first half of 2022. However, the full impact of the COVID-19 pandemic continues to evolve. Surf Air could experience continued fluctuations in demand, increased operating costs, delayed development of our powertrain and purchases of aircraft, disruptions to other elements of our supply chain, and the implementation or reinstatement of government restrictions, among other negative effects.

As such, the extent to which the pandemic and related global events and market impacts will affect our financial condition, liquidity and future results of operations is uncertain. Given the uncertainty regarding the length, severity and ability to combat the COVID-19 pandemic, Surf Air cannot reasonably estimate the impact of the COVID-19 pandemic on its future results of operations, cash flows or financial condition. Surf Air continues to actively monitor its financial condition, liquidity, operations, suppliers, industry and workforce.

Critical Accounting Policies and Estimates

The consolidated financial statements of Surf Air are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reported period.

Our management believes that the accounting estimates listed below are those that are most critical to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective and complex judgments in estimating the effect of inherent uncertainties.

Share-Based Compensation

Surf Air accounts for the issuance of ordinary share options, restricted share units (“RSUs”), Restricted share purchase agreements (“RSPAs”), and Restricted share grant agreements (“RSGAs”) in the consolidated financial statements based on the grant date fair value of the awards. Issuances of RSPAs with promissory notes are accounted for as share options and are measured based on the grant date fair value of the option. Surf Air estimates the fair value of the share options using the Black-Scholes option pricing model. The grant date fair value of share-based awards with service-only conditions is recognized as expense on a straight-line basis in the consolidated statement of operations over the requisite service period, which is generally the vesting period ranging from 12 to 48 months. Forfeitures are recorded as they occur. For awards with performance conditions, Surf Air records compensation expense on a graded-vesting basis when it is deemed probable that the performance condition will be met. For awards with market conditions, the effect of the market conditions is reflected in the fair value measurement and expense, recognized on a graded-vesting basis, is not reversed to the extent that the market condition is not achieved. Additionally, awards granted to nonemployees are accounted for using their grant date fair value and are accounted for in the same manner as awards granted to employees.

Determining the fair value of share-based awards requires judgment. Surf Air’s use of the Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of Surf Air’s ordinary shares underlying the option award, the expected term of the option, the expected volatility of Surf Air’s ordinary shares, risk-free interest rates, and the expected dividend yield of Surf Air’s ordinary shares. The assumptions used in Surf Air’s option pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used Surf Air’s share-based compensation expense could be materially different in the future.

Surf Air estimates volatility using the historical volatility of common shares of similar entities. The expected term of options granted represents the period for which the options are expected to be outstanding and is estimated based on an average between the contractual and vesting terms of the awards. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the date of grant. Surf Air has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero. Surf Air’s assumptions may change for future grants.

Because there is no public market for Surf Air’s ordinary shares, the Board of Directors has determined the fair value of the ordinary shares by considering a number of objective and subjective factors including the results of third-party valuations, Surf Air’s actual operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones in Surf Air, the likelihood of achieving a liquidity event and transactions involving Surf Air’s preferred or common share, among other factors. The effect of these inherent uncertainties make share-based compensation arrangements more difficult, subjective and complex to estimate.

Fair Value Measurements

Surf Air’s financial results reflect a significant number of debt and equity transactions that must be fair valued. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The assumptions used in Surf Air’s valuation models represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, Surf Air’s results could reflect material fluctuation in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statement of Operations.

Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:

Level 1	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level 2

Inputs other than quoted prices included in Level I, that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3	Inputs are unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Assets and liabilities are classified in the hierarchy based on the lowest level of input that is significant to the fair value measurement. Surf Air’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Surf Air measures the fair value of certain long-lived assets including finite-lived intangible assets on a nonrecurring basis, when such assets are required to be written down to fair value if impaired. Such fair values are classified within Level 3 of the fair value hierarchy, as the valuations contain significant unobservable inputs, including assumptions of the present value of future cash flows, the use of these assets, as well as estimated disposition value.

Surf Air’s convertible securities are carried at fair value and are Simple Agreements for Future Equity (“SAFE”) notes. SAFE notes are financial instruments whereby an investor provides an investment into Surf Air, and the note is subsequently converted into a preferred equity security at a discount to the price paid by other investors when and if a preferred equity is issued through a qualifying capital raise. Due to certain provisions included in the agreements for these instruments, they are classified as liabilities. Additionally, Surf Air elected the fair value option for certain convertible notes, which requires them to be remeasured to fair value each period. If factors change and different assumptions are used, Surf Air’s results could reflect material fluctuation in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations.

Income Taxes

The determining of tax strategies and positions, along with accounting for related income taxes requires interpretation of various federal and state tax policies and assessment of the likelihood of various outcomes. Management believes that accounting for income taxes requires difficult, subjective and complex judgments and defenses. Income taxes are accounted for under the asset and liability method in accordance with U.S. GAAP. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

Deferred tax assets and liabilities are calculated at the beginning and end of the period. The change in the sum of the deferred tax asset, valuation allowance and deferred tax liability during the period generally is recognized as a deferred tax expense or benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Surf Air determines whether a tax position taken or expected to be taken in a tax return is to be recognized in the consolidated financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Surf Air recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in its income tax expense in the accompanying Consolidated Statement of Operations.

Operating Measures of Surf Air

Surf Air utilizes key business measures commonly used throughout the air transport industry to evaluate operational performance. Operational and financial data is collected and analyzed to develop these metrics to allow comparison of performance, as well as compare against industry peers. For the year ended 2020 and 2021, key business measures were significantly impacted by the COVID-19 pandemic. For the first six months 2022, partial demand recovery from pre-pandemic levels, as well as macro-economic conditions impacted these results.

	Six Months Ended June 30,		Change		Year Ended December 31,		Change
	2022	2021	Inc/(Decr)%		2021	2020	Inc/(Decr)%
Flight Hours(a)	1,280	1,639	(359)	(22)%	3,469	3,052	417	14%
Passengers(b)	3,937	4,066	(129)	(3)%	9,243	7,893	1,350	17%
Headcount(c)	75	82	(7)	(9)%	81	63	18	29%
Departures(d)	968	1,235	(267)	(22)%	2,612	2,338	274	12%

____________

(a)      Flight hours are actual flight time from takeoff through landing that were flown in the period. Excludes departures for maintenance or repositioning events.

(b)      Passengers are the number of passengers flown during the period.

(c)      Headcount represents all full-time and part-time employees at the end of the period.

(d)      Departures represent the number of takeoffs in the period, agnostic of operator of Surf Air’s services. Excludes departures for maintenance or repositioning events.

Components of Surf Air’s Results of Operations

The key components of our results of operations include:

Revenue

Surf Air’s revenue is comprised of on-demand trips and scheduled flight services.

On-Demand Revenue

On-demand service allows customers to book an individual flight on routes specified by the customer. Customers can purchase single flights or prepaid, dollar based, credits. Single flights are paid for at booking. Flight credits are paid upon purchase and applied at booking.

The Company utilizes FAA certified independent third-party air carriers in the performance of its charter flights on Surf Air aircraft or on aircraft operated by those air carriers. The Company evaluates whether it is a principal or an agent in contracts involving more than one party by assessing whether it controls the flight services before they are transferred to its customers.

The Company acts as the principal when it controls the services by directing third-party air carriers and operators to provide services to customers on its behalf. The Company controls the services when it is primarily responsible for fulfillment of the flight services obligation to the customer and has pricing discretion. In these arrangements, revenue recognized is the gross amount of the contract consideration paid by customers. When the Company is not primarily responsible for the fulfilment of the flight services, it acts as an agent and therefore recognized revenue is net of amounts paid to third-party air carriers and operators that provide the services. The majority of the On-Demand revenue was recognized on a gross basis.

Scheduled Revenue

Scheduled revenue is derived from membership subscriptions, principally relating to two main categories of membership subscriptions: AYCF and PAYF.

AYCF membership subscriptions allow members to book unlimited flights over the contract service term (monthly or annually). The membership fee includes the subscription and single seat fees. AYCF membership fees are billed monthly in advance, and revenue is recognized on a month-to-month basis over the service term.

PAYF membership subscriptions allow members to purchase single use vouchers for travel on Surf Air’s scheduled routes. Vouchers sold in a package generally expire twelve months after the purchase date. Vouchers are nonrefundable, not exchangeable for cash, and may not be used for other services. Revenue is recognized for the membership fee and the purchase of vouchers, based on the pattern of voucher usage, or at expiration, whichever comes first.

Operating Expenses

Cost of Revenue

Cost of revenue consists of expenditures directly related to delivering services and related facility costs. Service delivery costs are primarily comprised of fees paid to the independent third-party air carriers operating both scheduled flight services and on-demand services when the Surf Air is acting as the principal in the arrangement. Additionally, cost of revenue includes all personnel costs for member services and ground concierge staff. Facility costs represent leases and operating costs for stations throughout the scheduled service network. Cost of revenues excludes depreciation and amortization.

Technology and Development

Technology and development expense consists of personnel and other costs related to technology development and management efforts, including costs for third-party development resources. Technology and development efforts are focused on enhancing the ease of use and functionality of existing software platforms, as well as the development of new products and services. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software development that qualifies for capitalization. Technology and development expense excludes amortization of capitalized costs.

Sales and Marketing

Sales and marketing expense consists primarily of personnel and other costs to support sales and marketing efforts. Personnel costs includes commissions, salaries, and related benefits. Additionally, sales and marketing expense includes expenses associated with promotions of services, advertising, and brand initiatives.

General and Administrative

General and administrative expense consists of personnel related costs for all business administrative functions. Additionally, stock-based compensation costs are included in this category for all personnel. Furthermore, professional fees, headquarter rents, and other corporate related expenses are reflected in this category.

Depreciation and Amortization

Depreciation expense consists primarily of depreciation of furniture, fixtures, and leasehold improvements. Amortization expense consists of amortization of capitalized software development costs and trademarks.

Other Income and Expense

Other income and expense primarily consists of interest expense, changes in fair value of financial instruments, and other non-operating costs.

Results of Operations

Results of Surf Air’s Operations for the Six Months ended June 30, 2022 and 2021

The following table sets forth our consolidated statements of operations data for the six months ended June 30, 2022 and 2021 (in thousands, except percentages):

	Six Months Ended June 30,		Change
	2022	2021	$	%
	(Unaudited)
Revenue	$9,296	$3,301	$5,995	182%
Operating expenses:
Cost of revenue, exclusive of depreciation and amortization	11,209	4,538	6,671	147%
Technology and development	1,458	1,458	—	0%
Sales and marketing	2,263	1,808	455	25%
General and administrative	18,137	12,083	6,054	50%
Depreciation and amortization	515	550	(35)	(6)%
Total operating expenses	33,582	20,437	13,145	64%
Operating loss	(24,286)	(17,136)	(7,150)	(42)%
Other income (expense):
Changes in fair value of financial instruments carried at fair value, net	(10,304)	286	(10,590)	(3,703)%
Interest expense	(524)	(645)	121	19%
Gain on extinguishment of debt	5,951	691	5,260	761%
Other income (expense)	(237)	(411)	174	42%
Total other income (expense)	(5,114)	(79)	(5,035)	(6,373)%
Net loss	(29,400)	(17,215)	(12,185)	(71)%

Other comprehensive income:
Changes in fair value of convertible notes at fair value attributable to changes in credit risk	—	—	—	0%
Total comprehensive loss	$(29,400)	(17,215)	(12,185)	(71)%

Revenue

Revenue increased by $6.0 million, 182%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase in revenue was attributable to the following changes in on-demand and scheduled revenues (in thousands, except percentages):

	Six Months Ended June 30,		Change
	2022	2021	$	%
	(Unaudited)
On-Demand	$6,827	$929	$5,898	635%
Scheduled	2,469	2,372	97	4%
Total revenue	$9,296	$3,301	$5,995	182%

On-demand revenue increased by $5.9 million, or 635%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Surf Air conducted 461 on-demand charter flights during the first half of 2021 at an average price of $4,514 and flight length of 1.5 hours. Surf Air conducted 825 on-demand charter flights during the first half of 2022 at an average price of $8,637 and flight length of 1.5 hours.

In the first half of 2022, Surf Air acted as the principal for on-demand charter flights as we are primarily responsible for fulfilment of the obligation specified in the contract and had the authority to direct the key components of the service, and accordingly revenue recognized was the gross amount of the transaction. In 2021, the majority of the on-demand revenue was recognized on a gross basis.

The comparative increase in on-demand revenue was driven by the new on-demand product and service strategy that drove increased demand in 2022 and gross revenue recognition. While the length of trips was materially similar, the increase in price per trip was primarily driven by increased pricing due to rising fuel costs.

Scheduled revenue increased by $0.1 million, or 4%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase was driven by increased pricing in 2022 as the introductory pricing of $999 per month in 2021 for the AYCF product was not offered in 2022. Positive impacts from increased pricing of the AYCF product were offset by decreases in flight hours flown. Surf Air flight hours decreased from 1,639 to 1,280 or 22% from the first half of 2021 to the first half of 2022. In the second quarter of 2022, Surf Air transitioned to a new independent Part 135 operator, requiring a reduction in schedule offerings. The transition reduced second quarter 2022 scheduled flights, due to delays in FAA conformity of the Surf Air fleet onto the new operator’s certificate.

Operating Expenses

Cost of Revenue

Cost of revenue increased by $6.7 million, or 147%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase was due to increased third party operator pricing driven by dramatic increases in fuel costs. We expect elevated fuel prices to continue throughout 2022. Additionally, the new on-demand product and service strategy drove gross recognition of costs. This was offset by a slight decrease in cost of revenue for the scheduled service driven by lower flight hours.

Technology and Development

Technology and development expenses were flat period over period. Surf Air expects to incur significant costs in the future to support development of its powertrain technology. Surf Air expects development expenses to increase following the Closing and Surf Air’s successful consummation of additional financings.

Sales and Marketing

Sales and marketing expenses increased by $0.5 million, or 25%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase in sales and marketing was primarily due to a new on-demand product launch requiring increased salesforce and related commissions, and growth marketing investment.

General and Administrative

General and administrative expenses increased by $6.1 million, or 50%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase in general and administrative expenses was primarily stock-based compensation expense.

Depreciation and Amortization

Depreciation and amortization expenses decreased by $0.04 million, or 6%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021.

Other Income and Expense

Other income and expense increased by $5 million for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. An increase in fair value of financial instruments of $10.6 million, offset by $5.3 million in gain in extinguishment of debt.

Cash Flow Analysis

The following table presents a summary of our cash flows (in thousands):

	Six Months Ended June 30,
	2022	2021
	(Unaudited)
Net cash provided by (used in):
Operating activities	$(15,459)	$(11,610)
Investing activities	(6)	(134)
Financing activities	20,632	8,727
Net change in cash and cash equivalents	5,174	(3,017)

Cash Flow from Operating Activities

For the six months ended June 30, 2022, net cash used in operating activities was $15.5 million, driven by a $10.3 million in operating losses, $4.2 million in public readiness transaction costs, $0.9 million in prepaid expenses and other assets, $0.4 million in accounts payable and other liabilities, and $0.3 million in ROU assets. An offset was generated by $0.7 million in prepaid charter credits.

For the six months ended June 30, 2021, net cash used in operating activities was $11.6 million, driven by a $7.8 million in operating losses and $7 million in public readiness transaction costs. Offsets were generated by $1.7 million in accounts payable and accrued liabilities, $1.2 million in prepaid charter credits and $0.3 million in prepaid expenses.

Net cash used in operating activities increased period over period by $3.8 million, driven by $2.5 million in operating losses, $1.2 million in prepaid expenses, $2.1 million in accounts payable, $0.5 million in prepaid charter credits, and $0.3 million in ROU assets. An offset was generated by $2.8 million in public readiness transaction costs.

Cash Flow from Investing Activities

For the six months ended June 30, 2022, net cash used in investing activities was driven by software development costs.

For the six months ended June 30, 2021, net cash used in investing activities was driven by $0.06 million of property and equipment costs and $0.06 million in software development costs.

Cash Flow from Financing Activities

For the six months ended June 30, 2022, net cash generated in financing activities were $20.6 million, from proceeds from borrowings of convertible securities of $14.1 million, proceeds from borrowings of convertible notes of $4 million, borrowings due to related parties of $2.3 million and the proceeds from the issuance of preferred shares of $0.3 million.

For the six months ended June 30, 2021, net cash generated in financing activities was $8.7 million from the proceeds from the issuance of preferred shares.

Net cash generated by financing activities increased period over period by $12 million, driven by proceeds from borrowings of convertible securities of $14.1 million, proceeds from borrowings of convertible notes of $4 million, and $2.3 million from borrowings due to related parties, offset by a reduction in proceeds from the issuance of preferred shares of $8.4 million.

Results of Operations

Results of Surf Air’s Operations for the Years Ended December 31, 2021 and 2020

The following table sets forth our consolidated statements of operations data for the years ended December 31, 2021 and 2020 (in thousands, except percentages):

	Year Ended December 31,		Change
	2021	2020	$	%
Revenue	$11,798	$7,500	$4,298	57%
Operating expenses:
Cost of revenue, exclusive of depreciation and amortization	14,495	8,199	6,296	77%
Technology and development	2,964	2,176	788	36%
Sales and marketing	3,773	1,563	2,210	141%
General and administrative	22,864	13,492	9,372	69%
Depreciation and amortization	1,052	2,828	(1,776)	(63)%
Total operating expenses	45,148	28,258	16,891	60%
Operating loss	(33,350)	(20,758)	(12,593)	(61)%
Other income (expense):
Changes in fair value of financial instruments carried at fair value, net	(76)	(544)	468	86%
Interest expense	(2,140)	(1,565)	(575)	(37)%
Gain on extinguishment of debt	691	—	691	100%
Other income (expense)	(909)	(570)	(339)	(59)%
Total other expense, net	(2,434)	(2,679)	245	9%
Net loss	(35,784)	(23,437)	(12,347)	(53)%

Other comprehensive income:
Changes in fair value of convertible notes at fair value attributable to changes in credit risk	—	641	(641)	(100)%
Total comprehensive loss	$(35,784)	$(22,796)	$(12,988)	(57)%

Revenue

Revenue increased by $4.3 million, or 57%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in revenue was attributable to the following changes in on-demand and scheduled revenues (in thousands, except percentages):

	Year Ended December 31,		Change
	2021	2020	$	%
On-Demand	$6,445	$488	$5,957	1,221%
Scheduled	5,353	7,012	(1,659)	(24)%
Total revenue	$11,798	$7,500	$4,298	57%

On-demand revenue increased by $6.0 million, or 1,221%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. Surf Air conducted 53 on-demand charter flights during the year at an average price of $9,208 and flight length of 1.73 hours. During 2020, Surf Air acted as an agent for a majority of on-demand flights, as Surf Air did not control the key components of the service and were not primarily responsible for fulfillment of obligation. Revenue in 2020 was recorded net of cost of revenues when acting as an agent, and gross (with the associated direct costs as cost of revenue) when acting as a principal.

In 2021, Surf Air increased sales of its on-demand product through expanded sales personnel and marketing efforts. Surf Air developed a new charter product and service strategy with focus on separation of sales, fulfillment, and service, as well as, differentiated service delivery from its scheduled service product. Surf Air launched changes to operations reflecting these strategies in 2021. Surf Air conducted 1,093 on-demand charter flights during 2021 at an average price of $7,601 and flight length of 1.56 hours.

The majority of the on-demand revenue was recognized on a gross basis in 2021, as Surf Air controlled the key components of the service and were primarily responsible for fulfillment of the obligation. Revenue in 2021 was recorded net of cost of revenue when acting as an agent, and gross (with the associated direct costs as costs of revenue) when acting as principal.

The comparative increase in on-demand revenue was driven by the introduction of a charter credit prepaid product in 2021, coupled with a restructuring of product delivery. During 2020 due to the COVID-19 pandemic, demand for charter flights plummeted driving some operators out of business. When demand returned in 2021, the price per trip increased due to unavailability of enough operators to satisfy customer requests.

Beginning in March 2020, scheduled service was also drastically impacted by the COVID-19 pandemic. Surf Air flight hours decreased from 4,276 to 2,548, or 40%, from annualized pre-COVID levels (12 month rolling from March 2020). This impact continued throughout 2021 and was the primary driver of the period over period decline in scheduled revenue. To accommodate this reduction in demand, Surf Air reduced its scheduled service offering from eight to four cities, with an associated reduction in operating fleet.

Operating Expenses

Cost of Revenue

Cost of revenue increased by $6.3 million, or 77%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in cost of revenue is primarily attributable to change to inclusion of direct costs in cost of revenue in 2021 when Surf Air was acting as principal for the on-demand product. In 2021, Surf Air also increased its sales of its on-demand product, which drove associated costs. The price of charter flights increased period over period due to reduced availability of independent third-party operators and aircraft, resulting from a reduction of operators who were impacted by the COVID-19 pandemic. Cost of revenue for the scheduled service increased $0.9 million due to rising fuel prices and increased fixed costs.

Technology and Development

Technology and development expenses increased by $0.8 million, or 36%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in technology and development expenses was primarily attributable to adding new core functionality, services, and other improvements, as well as the development of new products and services.

Sales and Marketing

Sales and marketing expenses increased by $2.2 million, or 141%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in sales and marketing was primarily due to growth of the on-demand product, which required expansion of the salesforce and additional commissions.

General and Administrative

General and administrative expenses increased by $9.4 million, or 69%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in general and administrative expenses was primarily attributable to professional fees and increased personnel for public company readiness of $11.6 million, offset by $2.6 million reduction in stock-based compensation expense.

Depreciation and Amortization

Depreciation and amortization expenses decreased by $1.8 million, or 63%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. $1.5 million of the decrease in depreciation and amortization expenses was related to amortization of tradenames and digital platform costs from the 2020 acquisition of Blackbird. An additional $0.3 million is attributed to deprecation of assets.

Other Income and Expense

Other income and expense decreased by $0.2 million, or 9% for the year ended December 31, 2021, compared to the year ended December 31, 2020. $0.5 million of the decrease was due to changes in fair value instruments and $0.7 million was due to extinguishment of debt, offset by an increase of $0.6 million of interest expense and $0.3 in other expenses.

Cash Flow Analysis

The following table presents a summary of our cash flows for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020
Net cash provided by (used in):
Operating activities	$(23,929)	$(8,733)
Investing activities	(261)	302
Financing activities	18,252	14,180
Net change in cash and cash equivalents	$(5,938)	$5,749

Cash Flow from Operating Activities

For the year ended December 31, 2021, net cash used in operating activities was $23.9 million, driven by $17 million in operating losses, $11.1 million in public company readiness transaction costs and $0.4 million in prepaid expenses and other current assets. Offsets were generated by $2.1 million in deferred revenue of prepaid charter credits and $2.5 million in accounts payable and accrued liabilities.

For the year ended December 31, 2020, net cash used in operating activities was $8.7 million, driven by a $12.5 million in operating losses, $1 million in public company readiness transaction costs and $0.3 million in deferred revenue of prepaid charter credits. An offset was generated by $5 million in accounts payable and accrued liabilities.

Net cash used in operating activities increased period over period by $15.2 million, driven by $4.5 million in operating losses, $10.1 million in public company readiness transaction costs, $2.5 million in accounts payable and accrued liabilities and $0.4 million in prepaid expenses and other current assets. Offset by $2.4 million in deferred revenue generated by prepaid charter credits.

Cash Flow from Investing Activities

For the year ended December 31, 2021, net cash used in investing activities was $0.3 million, driven by purchases of property and equipment of $0.1 million and software development costs of $0.1 million.

For the year ended December 31, 2020, net cash generated in investing activities was $0.3 million, driven by acquisitions of $0.6 million, offset by property and equipment of $0.2 million, and software development costs of $0.1 million.

Net cash used in investing activities increased period over period by $0.6 million, driven by acquisitions.

Cash Flow from Financing Activities

For the year ended December 31, 2021, net cash generated in financing activities was $18.3 million, from the proceeds from the issuance of preferred shares of $14.7 million and the proceeds from borrowings of convertible securities of $3.5 million.

For the year ended December 31, 2020, net cash generated in financing activities was $14.2 million, primarily from the proceeds from the issuance of preferred shares of $13.4 million, related party loans of $1.0 million, offset by repayments of term notes of $0.2 million.

Net cash generated by financing activities increased period over period by $4 million, driven by $3.5 million in proceeds from borrowings of convertible securities, and $1.3 million in proceeds from the issuance of preferred shares. Offset by $1.0 million of related party loans.

Liquidity and Capital Resources

The Company has incurred losses from operations, negative cash flows from operating activities and has a working capital deficit. In addition, the Company is currently in default of certain excise and property taxes as well as certain debt obligations. These tax and debt obligations are classified as current liabilities on the Company’s balance sheet as of June 30, 2022. On May 15, 2018, the Company received a notice of a tax lien filing from the Internal Revenue Service (“IRS”) for unpaid federal excise taxes for the quarterly periods beginning October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan (“Installment Plan”) whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. The Company’s total outstanding federal excise tax liability including accrued penalties and interest of $4.4 million is included as accrued liabilities on the balance sheet as of June 30, 2022. The Company has also defaulted on its property tax obligations. The Company’s total outstanding property tax liability including penalties and interest is $1.0 million as of June 30, 2022.

The airline industry and the Company’s operations are cyclical and highly competitive. The Company’s success is largely dependent on the ability to raise debt and equity capital, increase its membership base, increase passenger loads, and continue to expand into regions profitably throughout the United States and internationally.

The Company has funded its operations and capital needs primarily through the net proceeds received from the issuance of various debt instruments, convertible securities and preferred and common share financing arrangements. The Company is evaluating strategies to obtain the additional funding for future operations. These strategies may include, but are not limited to, obtaining additional equity financing, issuing additional debt or entering into other financing arrangements, restructuring of operations to grow revenues and decrease expenses. There can be no assurance that the Company will be successful in achieving its strategic plans, that new financing will be available to the Company in a timely manner or on acceptable terms, if at all. If the Company is unable to raise sufficient financing when needed or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to take additional measures to conserve liquidity, which could include, but not necessarily limited to, reducing certain spending, altering or scaling back development plans, including plans to equip regional airline operations with hybrid electric aircraft and reducing funding of capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The Company’s prospects and ongoing business activities are subject to the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets. Risks and uncertainties that could materially and adversely affect the Company’s business, results of operations or financial condition include, but are not limited to the ability to raise additional capital (or financing) to fund operating losses, refinance its current outstanding debt, sustain ongoing operations, the ability to attract and maintain members, the ability to integrate, manage and grow recent acquisitions and new business initiatives, obtain and maintain relevant regulatory approvals, and the ability to measure and manage risks inherent to the business model.

In addition to the risks and uncertainties associated with the Company’s emerging business model, there continues to be a worldwide impact from the COVID-19 pandemic. The impact of COVID-19 has resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in global economy and has led to reduced economic activity particularly in the air travel industry. Due to enhanced virtual meeting and teleconferencing technology that has been adopted throughout the COVID-19 pandemic, more people are meeting over virtual meeting platforms than in person, which reduces the need for transportation. Specifically, COVID-19 related disruption in air travel has led to a decrease in membership sales, flight cancellations and significant operational volatility contributing to Surf Air defaulting on certain debt arrangements and amending the terms and conditions of certain debt arrangements, in order to meet liquidity needs.

In the 12 months following completion of the Southern Acquisition, Surf Air management believes SAM will need to raise new capital to allow execution of its business strategy articulated in this filing at the pace described. SAM’s strategy calls for rapid growth of its network operations, development of hybrid-electric powertrain technology in conjunction with SAM’s commercial partners, expansion of its aircraft fleet, as well as expenditures related to SAM’s technology platform and sales and marketing. Surf Air anticipates raising additional capital in early 2023 to support implementing the strategy at the pace described herein, as SAM’s operating cashflows are unlikely to be sufficient to fund its planned growth. SAM intends to initiate discussions with potential new investors in the coming weeks, which may or may not be successful in identifying one or more committed pools of capital to meet the anticipated liquidity needs. In the absence of incremental new capital commitments, following the Southern Acquisition and the completion of the listing of our Common Stock, SAM plans to file an S-1 registration statement to allow it to request advances under the Share Subscription Facility of up to $100 million as and when needed in 2023 to augment its capital resources. SAM’s ability to access the first $100 million under the Share Subscription Facility depends principally upon the timeliness of the registration of the resale of the shares purchased by GEM pursuant to the Share Subscription Facility. Following advancing funds to SAM, GEM will have the right to sell registered shares of its Common Stock on an ongoing basis, subject to SEC volume limitations, to recover amounts it has advanced, as well as its fees. Because SAM is required to make available registered shares representing three times the amount of the funds advanced by GEM, and there is no price floor restricting GEM’s sale of common shares into the market when recovering funds it has advanced, there can be no assurance as to the number of shares SAM will ultimately be required to register or that doing so will not have a significant negative impact on SAM’s existing shareholders due to dilution or the resulting pressure on the price of its Common Stock. SAM has also entered into a Master Agreement regarding the principal terms of an arrangement to finance up to $450 million through a customized operating lease and sale structure that will fund the planned growth of SAM’s fleet of turboprop aircraft, subject, among other things, to the entry into separate binding sale and purchase agreements for each individual aircraft and a separate binding lease agreement for each individual aircraft.

SAM’s future capital requirements will depend on many factors, including:

•        additional operating costs and expenses for scaling up SAM’s customer acquisition and service activities, as well as SAM’s flight operation activities;

•        research and development expenses as SAM continues to develop our hybrid-electric aircraft;

•        capital expenditures related to the purchase of additional aircraft and the expansion of SAM’s air mobility services capacities;

•        general and administrative expenses as SAM scales its operations, including incremental public company costs; and

•        interest expense from any debt financing activities.

Until SAM generates sufficient operating cash flow to cover its operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, SAM expects to utilize a combination of available equity and debt financing, to fund any future capital needs, including potential future advances or draws under the committed GEM Share Subscription Facility. If SAM raises funds by issuing equity securities, there may be dilution to its shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common shares. If SAM raises funds by raising debt, this debt may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of borrowings may impose significant restrictions on SAM’s operations. Adequate additional financing may not be available to SAM on acceptable terms, or at all. The capital markets have in the past, and may in the future, experience periods of upheaval and the availability and cost of equity and debt financing may be impacted by global macroeconomic conditions, including as a result of international political conflict, supply chain issues and rising inflation and interest rates.

Surf Air’s principal uses of cash in recent periods have been funding its operating activities and capital expenditures. SAM’s future capital requirements will depend on many factors, including SAM’s revenue growth rate, the timing and the amount of cash received from SAM’s customers, the expansion of sales and marketing activities, the timing and extent of spending to support SAM’s development efforts. In the future, SAM may enter into arrangements to acquire or invest in complementary businesses, products and technologies. SAM may be required to seek additional equity or debt financing. In the event that SAM requires additional financing SAM may not be able to raise such financing on acceptable terms or at all. If SAM is unable to raise additional capital or generate cash flows necessary to continue its research and development and invest in continued innovation, SAM may not be able to compete successfully, which would harm its business, results of operations, and financial condition. If adequate funds are not available, SAM may need to reconsider its expansion plans or limit its research and development activities, which could have a material adverse impact on SAM’s business prospects and results of operations.

SOUTHERN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

References in this section to the “Southern” refers to Southern Airways Corporation and its consolidated subsidiaries. Unless otherwise indicated, all dollar amounts are set forth in thousands, except share and per share data.

The following discussion and analysis of Southern’s financial condition and results of operations should be read in conjunction with Southern’s consolidated financial statements and the related notes. The following discussion and analysis is intended to help the reader understand Southern’s results of operations and financial condition. This discussion and analysis is provided as a supplement to, and should be read in conjunction with, the section entitled “Summary Consolidated Financial Information” and Southern’s consolidated financial statements and notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to Southern’s plans and strategy for Southern’s business, includes forward-looking statements that involve risks and uncertainties. Southern’s actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward Looking Statements.”

Overview of Southern’s Business

Founded in 2013, and headquartered in Palm Beach, Florida, Southern is a commuter airline currently serving 37 U.S. cities across five U.S. time zones, and is expected by the end of 2022 to serve an additional seven cities, including the destinations in the Northern Mariana Islands. Southern operates a fleet of approximately 45 aircraft, including the Cessna Caravan, the King Air Super 200, Pilatus PC-12, Tecnam Traveler, and the Saab 340B. Southern is the largest passenger operator of Cessna Caravans in North America. It served over 300,000 customers with over 60,000 departures in 2021.

Southern has seen substantial growth resulting from its commitment to the individual passenger, recognized in its company mantra, “Every Passenger, Every Day, Every Flight.” Now, Southern operates the largest commuter airline in the United States, safely carrying hundreds of thousands of passengers per year. Southern, along with its Hawaiian brand, Mokulele Airlines, operates over 200 daily departures stretching from Nantucket to Guam.

Southern provides both seasonal and full-year scheduled passenger air transportation service with select routes subsidized by the U.S. federal government under the Essential Air Service (“EAS”) program. The EAS program was created to ensure small communities in the United States can maintain a minimum level of scheduled air services.

Southern earns revenue from sales of tickets for scheduled passenger flight service, as well as charter flights and tours. These sales are generally paid for via credit card. Southern also earns revenue generated by third-party travel booking sites and travel agencies.

Additionally, Southern earns revenue from various ancillary services such as baggage fees, reservation change fees, and pet (carry-on) fees. These types of fees are standard within the aviation industry.

2022 Operating Environment

Beginning in early 2020, effects and potential effects of the global COVID-19 pandemic, including, but not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior with regard to air mobility services and continuity in business operations created significant uncertainty for Southern. The spread of COVID-19 also disrupted the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers and has led to a global decrease in aircraft sales in markets around the world. Initially in 2020, the COVID-19 pandemic caused a decrease in demand for Southern’s air mobility services, the impact of which is more fully described in sections entitled, “Risk Factors” and “— Liquidity and Capital Resources”.

Southern has seen partial recovery in demand during 2021 and the first half of 2022. However, the full impact of the COVID-19 pandemic continues to evolve. Southern could experience continued fluctuations in demand, increased operating costs, delayed purchases of aircraft, disruptions to other elements of Southern’s supply chain, and the implementation or reinstatement of government restrictions, among other negative effects. As such, the extent to which the pandemic and related global events and market impacts will affect our financial condition, liquidity, and future results of operations is uncertain. Given the uncertainty regarding the length, severity, and ability to combat the

COVID-19 pandemic, Southern cannot reasonably estimate the impact of the COVID-19 pandemic on its future results of operations, cash flows, or financial condition. Southern continues to actively monitor our financial condition, liquidity, operations, suppliers, industry, and workforce.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reported period.

Our management believes that the accounting estimates listed below are those that are most critical to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective, and complex judgments in estimating the effect of inherent uncertainties.

Share-Based Compensation

Southern’s share-based compensation arrangements consist of common stock granted in exchange for goods or services and the issuance of its common stock for such compensatory arrangements is accounted for in the consolidated financial statements based on the grant date fair value of the common stock. The grant-date fair value of share-based awards is recognized as expense in the Consolidated Statement of Operations over the requisite service period, if any. Historically, Southern has granted share-based awards with no vesting conditions. Additionally, awards granted to nonemployees are accounted for using their grant date fair value and are accounted for in the same manner as awards granted to employees.

Because there is no public market for Southern’s common stock, the Board of Directors determines the fair value of the common stock by considering a number of objective and subjective factors including the results of third-party valuations, Southern’s actual operating and financial performance, market conditions, and developments and milestones in Southern, among other factors. The effect of these inherent uncertainties makes share-based compensation arrangements more difficult, subjective and complex to estimate.

Income Taxes

The determining of tax strategies and positions, along with the accounting for related income taxes require interpretation of various federal and state tax policies and assessment of the likelihood of various outcomes. Management believes that accounting for income taxes requires difficult, subjective, and complex judgments and defenses. Income taxes are accounted for under the asset and liability method in accordance with U.S. GAAP. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

Deferred tax assets and liabilities are calculated at the beginning and end of the period. The change in the sum of the deferred tax asset, valuation allowance and deferred tax liability during the period generally is recognized as a deferred tax expense or benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Southern determines whether a tax position taken or expected to be taken in a tax return is to be recognized in the consolidated financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Southern recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in its income tax expense in the accompanying Consolidated Statement of Operations.

Operating Measures of Southern

Southern utilizes key business measures commonly used throughout the air transport industry to evaluate operational performance. Operational and financial data is collected and analyzed to develop these metrics to allow comparison of performance, as well as compare against industry peers. For the years ended 2020 and 2021, key business measures were significantly impacted by the COVID-19 pandemic. For the first six months 2022, partial demand recovery from pre-pandemic levels, as well as macro-economic conditions impacted these results.

	Six Months Ended June 30,		Change		Year Ended December 31,		Change
	2022	2021	Inc/ (Decr)%		2021	2020	Inc/ (Decr)%
Flight Hours(a)	31,910	23,892	8,018	34%	54,274	42,349	11,925	28%
Passengers(b)	213,130	132,177	80,953	61%	324,634	143,291	181,343	127%
Headcount(c)	615	496	119	24%	583	431	152	35%
Departures(d)	36,370	27,724	8,646	31%	62,452	43,761	18,691	43%

____________

(a)      Flight hours are actual flight time from takeoff through landing that were flown in the period. Excludes departures for maintenance or repositioning events.

(b)      Passengers are the number of passengers flown during the period.

(c)      Headcount represents all full-time and part-time employees at the end of the period.

(d)      Departures represent the number of takeoffs in the period, agnostic of operator of Southern’s services. Excludes departures for maintenance or repositioning events.

Component of Southern’s Results of Operations

The key components of our results of operations include:

Revenue

Southern’s revenue is comprised of passenger ticket sales on scheduled routes, chartered flights, and other services. Our scheduled service offerings include market-based and subsidized routes, which refer to Southern’s Essential Air Services routes. The chartered service offering reflects individual flights on Southern’s fleet of aircraft.

Passenger Revenue

Direct passenger revenue consists of single seat tickets for scheduled flight service. Tickets are refundable within 24 hours of purchase for flights scheduled to take place more than one week out, or when flights are changed, interrupted, or otherwise canceled. Direct passenger sales revenues are recognized when the flights are completed or when tickets expire (generally within one year from the date of purchase).

Essential Air Services (“EAS”) Revenue

EAS revenue is derived from operating scheduled passenger flight service on certain routes which are subsidized by the U.S. DOT under its EAS program. The EAS program was enacted in 1978 to ensure small communities in the U.S. can maintain a minimum level of scheduled air services. Contracts under this program are typically two to four years in duration and include commitments to fly a specific number of times annually to each location. Revenue from EAS subsidies is recognized monthly. Revenue from sales of tickets on flights subsidized by the EAS program is recognized in direct passenger revenue and is recognized when the flights are completed.

Charter Revenue

Charter service allows customers to book an entire aircraft that is not part of scheduled service and tailored to the needs of the customer. The customer will specify the date, time, and route for the flight purchased.

Southern utilizes FAA certified independent third-party air carriers in the performance of charter flights on Southern’s own fleet of aircraft or on aircraft operated by those independent third-party air carriers. Southern evaluates whether it is a principal or an agent in contracts involving more than one party by assessing whether it controls the flight services before they are transferred to its customers.

Southern acts as the principal when it controls the services by directing third-party air carriers and operators to provide services to customers on its behalf. Southern controls the services when it is primarily responsible for fulfilment of the flight services obligation to the customer and has pricing discretion. In these arrangements, revenue recognized is the gross amount of the contract consideration paid by customers. When Southern is not primarily responsible for the fulfilment of flight services, it acts as an agent and therefore recognized revenue is net of amounts paid to third-party air carriers and operators that provide the services.

Other Revenue

Other revenue is derived from various ancillary services related to baggage fees, reservation change fees, and pet (carry-on) fees. These types of fees are all standard within the aviation industry and are earned when the services are performed at the time of travel.

Operating Expenses

Costs and expenses, consist of the following components:

Maintenance, materials, and repairs

Maintenance, materials, and repairs expense consists primarily of engine overhauls, mandatory periodic inspections, routine and non-routine repair and general maintenance monitoring expense.

Aircraft Fuel

Aircraft fuel expense consists of aircraft fuel usage expense, along with certain fees for refueling services.

Airport-related Expenses

Airport-related expenses consist of aircraft landing fees, hangar rental, aircraft parking fees, terminal rent, as well as other airport-related charges.

Aircraft Rent

Aircraft rent is comprised of aircraft leases classified as operating leases. The associated lease payments over the term of the leases are recognized either on a straight-line or hourly usage basis.

Salaries, Wages, and Benefits

Salaries, wages, and benefits consist of all payroll-related costs relating to all personnel.

CARES Act

Reflects government assistance received under the Payroll Support Program (“PSP”) and Paycheck Protection Program (“PPP”) during the COVID-19 pandemic.

Other Operating Expenses

Other operating expenses consist primarily of charges relating to the operation of non-wage related customer service center costs, passenger ticket reservation system, insurance expenses, utilities expense, non-aircraft rent expense, legal and other professional fees, and marketing expense inclusive of advertising costs.

Other Expenses

Other expenses primarily consist of interest expense and other non-operating items.

Results of Southern’s Operations for the Six Months Ended June 30, 2022 and 2021

The following table sets forth Southern’s consolidated statements of operations data for the six months ended June 30, 2022 and 2021 (in thousands, except percentages):

	Six Months Ended June 30,		Change
	2022	2021	$	%
	(Unaudited)
Revenue	$36,521	$24,645	$11,876	48%
Operating expenses:
Maintenance, materials, and repairs	2,467	1,092	1,375	126%
Depreciation and amortization	1,223	869	354	41%
Aircraft fuel	7,152	3,407	3,745	110%
Airport-related expenses	1,956	1,391	565	41%
Aircraft rent	3,970	3,331	639	19%
Salaries, wages, and benefits	13,023	9,741	3,282	34%
CARES Act	—	(9,759)	9,759	100%
Other operating expenses	8,361	5,529	2,832	51%
Total operating expenses	38,152	15,601	22,551	145%
Operating income/(loss)	(1,631)	9,044	(10,675)	(118)%
Other income (expense)
Interest expense	(529)	(398)	(131)	(33)%
Other income (expense)	(5)	79	(84)	(106)%
Total other income (expense), net	(534)	(319)	(215)	(67)%
Net income (loss) before income taxes	(2,165)	8,725	(10,890)	(125)%
Income tax expense	6	329	(323)	(98)%
Net income (loss)	$(2,171)	$8,396	$(10,567)	(126)%

Revenue

Revenue increased by $11.9 million, or 48%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase in revenue was attributable to the following changes in passenger revenue, EAS revenue, charter revenue, and other revenue (in thousands, except percentages):

	Six Months Ended June 30,		Change
	2022	2021	$	%
	(Unaudited)
Passenger revenue	$17,756	$9,607	$8,149	85%
EAS revenue	14,732	11,858	2,874	24%
Charter revenue	2,033	1,728	305	18%
Other revenue	2,000	1,452	548	38%
Total revenue	$36,521	$24,645	$11,876	48%

Passenger revenue increased $8.1 million, or 85%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Southern flew 132,177 passengers across its network in the first six months of 2021. In the first half of 2022, Southern flew 213,130 passengers, a 61.2% increase in flying period over period. Prices for passenger tickets fluctuated slightly based on the mix of routes. The increase in passenger revenue is primarily driven by the increase in flight demand generated by relaxing of COVID restrictions from the first half of 2021 to the first half of 2022.

The increase in EAS route revenue of $2.9 million, or 24%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, was driven by a net increase in three routes awarded by the DOT, and the annual increase per route of 2.5% – 4.0% in the subsidy.

The increase in charter revenue of $0.3 million, or 18%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, was driven by increased relaxing of COVID-19 restrictions from the first half of 2021 to the first half of 2022.

The increase in other revenue of $0.5 million, or 38%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, was driven by the increase in passengers of 61.2% period over period.

Operating Expenses

Maintenance, Materials, and Repairs

Maintenance, materials, and repairs increased by $1.4 million, or 126%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Flight hours operated by Southern increased from 23,892 in the first half of 2021 to 31,910 in first half of 2022, or a 34% increase. The increase in flight hours drove costs on aircraft engine monitoring, engine overhauls, mandatory timed periodic inspections, and routine and non-routine repairs. Furthermore, repair part freight costs drastically increased due to rising fuel prices, and the costs of materials increased due to supply chain COVID-19 recovery issues.

Depreciation and Amortization

Depreciation and amortization increased by $0.4 million, or 41%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase in depreciation and amortization expenses was primarily attributable to aircraft additions during late 2021 and the second quarter of 2022.

Aircraft Fuel

Aircraft fuel expenses increased by $3.7 million, or 110%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The increase in aircraft fuel was attributable to the increase in flight hours of 34% and rising fuel prices. We expect elevated fuel prices to continue throughout 2022.

Airport Related Expense

Airport related expenses increased by $0.6 million, or 41%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Fight departures increased from 27,724 in the first half of 2021 to 36,370 in the first half of 2022, a 31% increase in departures. The increase in airport related expenses on landing fees, ground transportation, insurance, and aircraft parking fees were primarily attributable to the 31.2% increase in departures.

Aircraft Rent

Aircraft rent expenses increased by $0.6 million, or 19%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. In the first half of 2022, Southern added four leased aircraft to the fleet and no aircraft were removed from the fleet in the second half of 2021 or in the first of 2022.

Salaries, Wages, and Benefits

Salary, wages, benefits expenses increased by $3.3 million, or 34%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Headcounts for Southern increased from 496 in the first half of 2021 to 615 in the second half of 2022, a 24% increase period over period. The increase in salary, wages, and benefit expenses was required to support the increased flight demand.

CARES Act

During 2020 and 2021 collectively, because of the negative impact of the COVID-19 pandemic, Southern was awarded a total grant of $22.3 million to support ongoing payroll and ongoing operations through the PPP and PSP. $9.8 million was recognized in first half of 2021 and none remained in in 2022.

Other Operating Expense

Other operating expenses increased $2.8 million, or 51%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. Charter trips of $0.2 million contributed to the increase due to recovery of demand from the impacts of COVID-19. Pilot travel and training costs of $1.2 million, station expenses of $0.2 million, and reservation system costs of $0.5 million increased other operating expense, to support increased flight demand. Higher merchant fees of $0.2 million and office expenses and supplies of $0.3 million contributed to the increase.

Other Expenses

Other expenses decreased by $0.2 million, or 67%, for the six months ended June 30, 2022, compared to the six months ended June 30, 2021. The decrease in other expenses was due to $0.1 million in write offs of accounts payable and $0.1 million in interest expense.

Cash Flow Analysis for Southern for the Six Months Ended June 30, 2022, compared to the Six Months Ended June 30, 2021

The following table presents a summary of our cash flows for the six months ended June 30, 2022 and 2021 (in thousands):

	For Six Months Ended June, 30
	2022	2021
	(Unaudited)
Net cash provided by (used in):
Operating activities	$427	$10,979
Investing activities	(17,655)	(797)
Financing activities	15,353	(330)
Net change in cash and cash equivalents	$(1,875)	$9,852

Cash Flow from Operating Activities

For the six months ended June 30, 2022, net cash generated in operating activities was $0.4 million, driven by $0.8 million cash from operations, $1.9 million in deferred passenger ticket revenue, and $1.5 million in accounts payable and accrued expenses. Offsets were driven by $1.8 million in operating leases, $1.1 million in prepaid expenses and other assets, and $0.7 million in other liabilities.

For the six months ended June 30, 2021, net cash generated in operating activities was $11.0 million, driven by a $9.6 million in PSP grants, deferred ticket revenue of $2.6 million, and $0.4 million in accounts payable and accrued expenses. Offsets were driven by $0.9 million in other liabilities and $0.7 million in prepaid expenses and other assets.

Net cash used in operating activities decreased period over period by $10.6 million, driven by $9.6 million in PPP and PSP grants in 2021, $1.8 million in operating leases, $0.7 million in deferred passenger ticket revenue, $0.4 million prepaid expenses and other assets and $0.2 million in other liabilities. Offsets were primarily driven by $1.1 million accounts payable and other accrued expenses and $0.8 million from operations.

Cash Flow from Investing Activities

For the six months ended June 30, 2022, net cash used in investing activities was $17.7 million, driven by $13.5 million in purchases of property and equipment (aircraft, spare parts, ground equipment, and leasehold improvements) and $4.2 million in the acquisition of Multi Aero.

For the six months ended June 30, 2021, net cash used in investing activities was $0.8 million, driven by purchases of property and equipment.

Net cash used in investing activities used period over period increased by $16.9 million driven by $12.7 million in purchases of property and equipment (aircraft, spare parts, ground equipment, and leasehold improvements) and $4.2 million in the acquisition of Multi Aero.

Cash Flow from Financing Activities

For the six months ended June 30, 2022, net cash generated in financing activities was $15.4 million, $16.9 million in proceeds from borrowings of long-term debt, $1 million in unrelated party borrowings, offset by $2.6 million in repayment of debt.

For the six months ended June 30, 2021, net cash used in financing activities included $0.3 million in repayment of debt.

Net cash generated by financing activities increased period over period by $15.7 million, driven by $16.9 million in proceeds from borrowings of long term debt, $1 million in unrelated party borrowings, offset by the repayment of debt of $2.2 million.

Results of Operations

The following table sets forth our consolidated statements of operations data for the years ended December 31, 2021 and 2020 (in thousands, except percentages):

	Year Ended December 31,		Change
	2021	2020	$	%
Revenue	$57,794	$38,195	$19,599	51%
Operating expenses:
Maintenance, materials, and repairs	3,033	2,543	490	19%
Depreciation and amortization	1,604	1,393	211	15%
Aircraft fuel	8,310	5,012	3,298	66%
Airport-related expenses	3,121	2,676	445	17%
Aircraft rent	7,274	7,327	(53)	(1)%
Salaries, wages and benefits	21,202	18,057	3,145	17%
CARES Act	(11,092)	(11,217)	125	1%
Other operating expenses	12,467	7,371	5,096	69%
Total operating expenses	45,919	33,162	12,757	38%
Operating income	11,875	5,033	6,842	136%
Other income (expense):
Interest expense	(744)	(792)	48	6%
Other income (expense)	84	(161)	245	152%
Total other income (expense), net	(660)	(953)	293	31%
Net income before income taxes	11,215	4,080	7,135	175%
Income tax expense	440	14	426	3043%
Net income	$10,775	$4,066	$6,709	165%

Revenue

Revenue increased by $19.6 million, or 51%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in revenue was attributable to the following changes in passenger revenue, EAS revenue, charter revenue, and other revenue. (in thousands, except percentages)

	Year Ended December 31,		Change
	2021	2020	$	%
Passenger revenue	$25,853	$10,711	$15,142	141%
EAS revenue	25,597	25,120	477	2%
Charter revenue	3,101	1,000	2,101	210%
Other revenue	3,243	1,364	1,879	138%
Total revenue	$57,794	$38,195	$19,599	51%

Passenger revenue increased $15.1 million, or 141%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, due to the lifting of COVID-19 restrictions from the start of the pandemic in March of 2020. In 2020, Southern flew 143,291 passengers across its network, In 2021, Southern flew 324,634 passengers, a 127% increase in flying period over period. Prices for passenger tickets decreased from $85.70 in 2020 to $79.22 per average ticket in 2021, a 8% decrease. Passenger total fares period over period were slightly impacted by the mix of routes.

The increase in EAS revenue of $0.5 million, or 2%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, was driven by the Kalaupapa (LUP airport code) route awarded in 2021 under the EAS program.

The increase in charter revenue of $2.1 million, or 210%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, was driven by the lifting of COVID-19 restrictions, from the start of the pandemic in March of 2020.

The increase in other revenue of $1.9 million, or 138%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, was driven by the increase in passengers of 127% period over period.

Operating Expenses:

Maintenance, Materials, and Repairs

Maintenance, materials, and repairs increased by $0.5 million, or 19%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. Flight hours operated by Southern increased from 42,349 in 2020 to 54,274 in 2021, a 28% increase. The increase in flight hours drove increases in costs on aircraft engine monitoring, engine overhauls, mandatory timed periodic inspections, and routine and non-routine repairs.

Depreciation and Amortization

Depreciation and amortization increased by $0.2 million, or 15%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in depreciation and amortization expenses was primarily attributable to an increase of $6.2 million in aircraft, ground equipment, spare parts subject to depreciation and amortization of tradenames.

Aircraft Fuel

Aircraft fuel expenses increased by $3.3 million, or 66%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in aircraft fuel was primarily driven by a 28% increase in flight hours and rising fuel prices experienced in the latter half of 2021. In 2020, fuel prices were lower partially due to supply overages caused at the start of COVID-19.

Airport Related Expenses

Airport related expenses increased by $0.4 million, or 17%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. Fight departures increased from 43,761 in 2020 to 62,452 in 2021, a 43% increase in departures. The increases in airport related expenses on landing fees, ground transportation, insurance, and parking fees were attributable to the 43% increase in departures.

Salaries, Wages, and Benefits

Salary, wages, benefits expenses increased by $3.1 million, or 17%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. Headcounts for Southern increased from 431 in 2020 to 583 in 2021, or a 35% increase period over period. The increase in salary, wages, and benefit expenses was required to support the increased passenger demand.

CARES Act

During 2020 and 2021, because of the negative impact of the COVID-19 pandemic, Southern was awarded a total grant of $22.3 million to support ongoing payroll and ongoing operations through the PPP and the PSP. $11.1 million was recognized in 2020 and $11.2 million was recognized in 2021.

Other Operating Expense

Other operating expenses increased $5.1 million, or 69%, for the year ended December 31, 2021, compared to the year ended December 21, 2020. Charter trips of $1.3 million and higher spend on marketing of $0.4 million contributed to the increase. Pilot travel and training costs of $1.3 million, station expenses of $0.2 million, and new reservation system costs of $1.0 million increased other operating expense, due to increased flight demand. Higher merchant fees of $0.6 million and office expenses and supplies of $0.3 million contributed to the increase.

Other Expense

Other expenses decreased by $0.3 million, or 31%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. The decrease in other expenses was primarily due to a write-off in 2021 of accounts payables balances.

Cash Flow Analysis

Comparison of Years Ended December 31, 2021 and 2020

The following table presents a summary of our cash flows for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020
Net cash provided by (used in):
Operating activities	$11,025	$2,220
Investing activities	(6,267)	(737)
Financing activities	(1,121)	487
Net change in cash and cash equivalents	$3,637	$1,970

Cash Flow from Operating Activities

For the year ended December 31, 2021, net cash generated in operating activities was $11.0 million, driven by a $9.6 million in PSP grants and $2.9 million in cash from operating profits. An offset was generated by $1.9 million in prepaid expenses and other assets.

For the year ended December 31, 2020, net cash generated in operating activities was $2.2 million, driven by a $12.7 million in PPP grants. Offsets were generated by $7.2 million from operating losses, $2.9 million in accounts receivable and other assets and $0.4 million in accounts payable and other accrued liabilities.

Net cash used in operating activities increased period over period by $8.8 million, driven by $10.1 million in operating gains, $1.0 million in prepaids and other assets, and accounts payable of $0.4 million. An offset was generated by $3.1 million in PPP/PSP grants.

Cash Flow from Investing Activities

For the year ended December 31, 2021, net cash used in investing activities was $6.3 million, driven by purchases of property and equipment (aircraft, spare parts, ground equipment and leasehold improvements).

For the year ended December 31, 2020, net cash used in investing activities was $0.7 million, driven by property and equipment purchases.

Net cash used in investing activities used period over period by $5.5 million, driven by purchases of property and equipment (aircraft, spare parts, ground equipment, and leasehold improvements).

Cash Flow from Financing Activities

For the year ended December 31, 2021, net cash used in financing activities included $1.1 million in repayment of debt.

For the year ended December 31, 2020, net cash generated in financing activities was $0.5 million, from $1.8 million in long term borrowings, offset by $1.3 million in repayment of debt.

Net cash generated by financing activities decreased period over period by $1.6 million, driven by proceeds from term debts of $1.8 million, offset by the repayment of debt of $0.2 million.

Liquidity and Capital Resources

Southern reported positive net income in 2020 and 2021, including the benefits of government assistance from the PPP/PSP programs; however, it has also experienced losses in the first half of 2022.

The COVID-19 pandemic, along with the measures governments and private organizations worldwide implemented in an attempt to contain the spread of the pandemic, resulted in a severe decline in demand for air mobility services and adversely affected Southern’s business, financial condition and results of operations to an unprecedented extent. Measures such as travel restrictions, “shelter in place” and quarantine orders, limitations on public gatherings, cancellation of public events and many other restrictions resulted in a precipitous decline in demand for business and leisure travel generally, including demand for Southern’s air mobility services. For example, historically Southern’s business has been comprised of business travel and commuter traffic, which largely was replaced by “virtual meeting” and teleconferencing products or has become unnecessary as a result of the significant number of people continuing to work from home. If a similar public health threat like the COVID-19 pandemic occurs again in the future, it could adversely affect Southern’s newly combined business, financial condition and results of operations.

During 2020 and 2021, because of the negative impact of the COVID-19 pandemic, Southern was awarded a total grant of $22.3 million to support ongoing payroll and ongoing operations through the PPP and the PSP. $11.1 million was recognized in 2020 and $11.2 million was recognized in 2021.

As of June 30, 2022, Southern had cash on hand of $3.8 million. Southern’s principal use of cash in recent periods has been funding each of its operating activities and capital expenditures. Southern’s future capital requirements will depend on many factors, including its revenue growth rate, the timing and the amount of cash received from Southern’s customers, and the expansion of sales and marketing activities. In the future, Southern may enter into arrangements to acquire or invest in complementary businesses, products and technologies. Southern may be required to seek additional equity or debt financing. In the event that Southern requires additional financing, Southern may not be able to raise such financing on acceptable terms or at all. If Southern is unable to raise additional capital or generate cash flows necessary to invest in continued innovation, Southern may not be able to compete successfully, which would harm its business, results of operations, and financial condition. If adequate funds are not available, Southern may need to reconsider its expansion plans or limit its operating activities, which could have a material adverse impact on its business prospects and results of operations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meanings as terms defined and included elsewhere in this prospectus. Unless the context otherwise requires, all references in this section to “Surf Air Mobility Inc.” refer to SAM and its wholly owned subsidiaries after the Internal Reorganization and the Southern Acquisition.

Introduction

SAM is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Southern Acquisition and related transactions (as defined below). The pro forma financial information has been prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended (“Article 11”). The pro forma adjustments are described in the accompanying footnotes.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022 combines the historical unaudited condensed consolidated balance sheet of Surf Air as of June 30, 2022 and the historical unaudited condensed consolidated balance sheet of Southern as of June 30, 2022 on a pro forma basis as if the Southern Acquisition and related transactions, summarized below, had been consummated on June 30, 2022.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 combines the historical unaudited condensed consolidated statement of operations of Surf Air for the six months ended June 30, 2022 and the historical unaudited condensed consolidated statement of operations of Southern for the six months ended June 30, 2022 on a pro forma basis as if the Southern Acquisition and related transactions, summarized below, had been consummated on January 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 combines the historical audited consolidated statement of operations of Surf Air for the year ended December 31, 2021 and the historical audited consolidated statement of operations of Southern for the year ended December 31, 2021 on a pro forma basis as if the Southern Acquisition and related transactions, summarized below, had been consummated on January 1, 2021, the beginning of the earliest period presented.

The historical financial information has been adjusted to give effect to factually supportable events that are related and/or directly attributable to the Southern Acquisition and related transactions, summarized below. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to offer relevant information necessary to provide a reasonable basis for understanding of the combined company upon consummation of the Southern Acquisition and related transactions, summarized below.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and accompanying notes, which are included elsewhere in this prospectus:

•        the historical audited consolidated financial statements of Surf Air as of and for the year ended December 31, 2021;

•        the historical unaudited condensed consolidated financial statements of Surf Air as of and for the six months ended June 30, 2022;

•        the historical audited consolidated financial statements of Southern as of and for the year ended December 31, 2021; and

•        the historical unaudited condensed consolidated financial statements of Southern as of and for the six months ended June 30, 2022.

The foregoing historical financial statements have been prepared in accordance with U.S. GAAP.

The unaudited pro forma condensed combined financial information should also be read together with the sections entitled “Surf Air’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

Internal Reorganization, Southern Acquisition, and related transactions

Pursuant to the Southern Acquisition Agreement, on the closing date a wholly-owned subsidiary of SAM will be merged with and into Southern, after which Southern will be a wholly-owned subsidiary of SAM (the “Southern Acquisition”).

Following the Internal Reorganization and Southern Acquisition, (i) Surf Air and Southern will be wholly owned subsidiaries of SAM, (ii) the security holders of Surf Air and Southern will be security holders of SAM, (iii) SAM will be the publicly traded company, and (iv) SAM will own directly or indirectly all of the equity securities, assets, business and operations of each of Surf Air and Southern.

On May 17, 2022, the Company entered into (i) an Amended and Restated Share Purchase Agreement with GEM Global Yield LLC SCS and Gem Yield Bahamas Limited, providing for an equity line of credit up to $400 million (the “Share Subscription Facility”), and (ii) Simple Agreements for Future Equity (“SAFEs”) for an aggregate amount of approximately $49 million (of which approximately $15 million was funded through the cancellation of obligations owing by the Company to a counterparty, approximately $19 million was funded through in-kind services and approximately $15 million was funded in cash), which provide, among other things, for the conversion of such SAFEs into shares of common stock of SAM, par value $0.0001 per share (“Common Stock”) in connection with the listing of SAM.

Concurrent with the closing of the Internal Reorganization and Southern Acquisition, the Company will effect the Conversion of all previously held equity interests as follows:

•        each ordinary share of the Company (“Company Ordinary Share”) including Ordinary Shares issuable upon conversion of preferred shares of the Company issued and outstanding immediately prior to the Internal Reorganization shall be cancelled and converted into shares of Common Stock, based on an exchange ratio (defined further below);

•        each issued and outstanding ordinary share warrant of the Company (“Company Warrant”), immediately prior to the Internal Reorganization, will be converted into the right to receive shares of Common Stock, based on an exchange ratio (defined further below), assuming a net exercise of the Company Warrant;

•        each convertible promissory note of the Company (“Company Convertible Note”) outstanding immediately prior to the Internal Reorganization will be converted into the right to receive shares of Common Stock, based on an exchange ratio (defined further below);

•        each option to purchase Company Ordinary Shares (“Company Option”) issued under the Company’s 2016 Equity Incentive Plan, as amended (the “Company Plan”), whether vested or unvested, that is outstanding immediately prior to the Internal Reorganization shall be automatically converted into an option to acquire Common Stock; and

•        each outstanding award of restricted stock units granted by the Company with respect to the Company Ordinary Shares (“Company RSU”) and each outstanding award of restricted share purchase agreements that are then outstanding and unvested shall be fully vested, and shall be automatically converted into Common Stock.

If any Ordinary Shares of the Company are, immediately prior to the Internal Reorganization and Southern Acquisition, subject to vesting conditions that are not accelerated, then the shares of Common Stock received in respect of such Ordinary Shares will remain subject to the same vesting conditions.

For the purposes of these pro forma financial statements, it is assumed that 40 million shares of Common Stock will be initially issued, which includes 35,000,000 shares of Common Stock issuable to Surf Air shareholders and 5,000,000 shares of Common Stock issuable to Southern shareholders. This amount is based upon an estimated value of SAM of $850 million and an estimated direct listing price of $21.25 per share. Of this amount, 5 million shares, or 12.5%, will be issued to the existing equity holders of Southern as consideration for the Southern Acquisition. Subsequent to this allocation, it is assumed that additional Common Stock will be issued as consideration for the Tuscan Payment, the GEM Issuance, the SAFE Settlement, the Advisor Accruals.

For purposes of the Conversion, we have assumed that shares of Surf Air common stock will be exchanged for shares of Common Stock at an exchange ratio of 21.76 to 1, which is assumed based on the estimated direct listing price above and will be subject to change based on the actual direct listing price at closing.

Accounting treatment for the Southern Acquisition

Surf Air’s acquisition of all of the issued and outstanding share capital of Southern will be treated as a business combination under Accounting Standard Codification 805, Business Combinations (“ASC 805”) and will be accounted for using the acquisition method. Surf Air will record the fair value of assets acquired and liabilities assumed from Southern. Any excess amounts after allocating the estimated consideration to identifiable tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill.

The following summarizes the unaudited pro forma combined Common Stock ownership issued and outstanding as of immediately following the consummation of the Southern Acquisition and related transactions:

	Common Shares Outstanding	%
Surf Air Global stockholders(1)	33,863,397	78.0%
Southern stockholders	5,000,000	11.5%
Tuscan(2)	600,000	1.4%
SAFE Investors(3)	3,612,220	8.3%
Advisors	3,582	0.0%
Share Subscription Facility(4)	331,619	0.8%
Proforma Common Stock	43,410,818	100%

____________

(1)      Includes 33,863,397 shares of Common Stock to be issued to existing holders of Surf Air common interests and Surf Air preferred interests. Excludes 1,136,603 shares of Common Stock underlying Surf Air Options that are included as part of the total Southern Acquisition consideration.

(2)      Following the termination of the Business Combination Agreement with Tuscan Holdings II, the Company will deliver 600,000 shares of Common Stock to Tuscan. Such amounts will be delivered only upon a successful direct listing of SAM within twelve months of the termination of the Business Combination Agreement.

(3)      Represents the number of shares to be issued pursuant to the SAFEs at a conversion price equal to 65% of the initial direct listing price of SAM.

(4)      Reflects shares purchasable by GEM on Closing equal to 0.75% of the total number of common shares outstanding, including shares of Common Stock issuable upon the exercise of the Company Options.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of June 30, 2022 (in thousands, except share data)

	Surf Air Global Limited (Historical)	Southern Airways Corporation (Historical)	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$5,843	$3,835	$(7,800)	m	$695
			$(700)	l
			$(483)	n
Accounts receivable, net	7	3,317	(200)	a	3,124
Prepaid expenses and other current assets	8,178	3,381			11,559
Total current assets	14,028	10,533	(9,183)		15,378
Restricted cash	905				905
Property and equipment, net	655	30,437			31,092
Deferred financing costs			6,944	b	6,944
Operating lease right-of-use assets	717	8,699			9,416
Finance lease right-of-use assets		1,800			1,800
Intangibles, net	3,618	30	36,410	c	40,058
Other assets		3,470	904	k	4,374
Goodwill		386	71,985	d	72,371
Total assets	$19,923	$55,355	$107,060		$182,338

Current liabilities
Accounts payable	10,330	3,218	(75)	e	13,273
			(200)	a
Accrued salaries, wages and benefits		2,139			2,139
Accrued expenses	9,190		(483)	n	8,707
Deferred revenue	5,699	5,945			11,644
SAFE notes at fair value, current	105		(105)	g	—
Current maturities of long-term debt		1,602			1,602
Operating lease liability, current	369	1,613			1,982
Finance lease liability, current		134			134
Convertible notes at fair value, current	13,615		(13,615)	f	—
Due to related parties	90	2,496			2,586
Redemption liability					—
Other current liabilities		1,399			1,399
Total current liabilities	39,398	18,546	(14,478)		43,466
Long-term debt, net of current maturities		17,906			17,906
Operating lease liability, long term	351	2,461			2,812
Finance lease liability, long term		1,905			1,905
Due to related parties, net of current portion		7,588			7,588
Convertible notes at fair value, long term	11,876		(11,876)	f	—
SAFE notes at fair value, long term	11,258		(11,258)	g	—
Deferred tax liability			7,671	k	7,671
Other liabilities	7,618	1,423			9,041
Total liabilities	$70,501	$49,829	$(29,941)		$90,389

	Surf Air Global Limited (Historical)	Southern Airways Corporation (Historical)	Transaction Accounting Adjustments (Note 4)		Pro Forma Combined
Redeemable convertible preferred shares, $0.001 par value;	129,516	3,624	(129,516)	f	—
			(3,624)	h	—
Shareholders’ equity (deficit):
Class B-6s redeemable convertible preferred shares, $0.001 par value	3,414		(3,414)	f	—
SAM shares			3	f	4
			1	i
			0	l
			0	g
			0	e
			0	b
Ordinary Shares, $0.001 par value;	285		(285)	f	—
Additional paid-in capital	123,084	9,572	12,564	l	443,037
			158,702	f	—
			11,363	g	—
			106,249	i
			6,944	b	—
			(9,572)	h	—
			75	e
			24,056	o
Accumulated deficit	(306,877)	(7,670)	7,670	h	(351,093)
			(13,264)	l
			904	k
			(7,800)	m
			(24,056)	o
Total shareholders’ equity (deficit)	(180,094)	1,902	270,141		91,949
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$19,923	$55,355	$107,060		$182,338

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Six Months Ended June 30, 2022 (in thousands)

	Surf Air Global Limited (Historical)	Southern Airways Corporation (Historical)	Reclassification Adjustments (Note 3)		Transaction Accounting Adjustments (Note 4)		Pro Forma Combined
Revenue	$9,296	$36,521			$—		$45,817
Operating expenses
Cost of revenue, exclusive of depreciation and amortization	11,209		2,467	1			$40,126
			7,152	2
			1,956	3
			3,970	4
			10,070	5
			3,302	7
Maintenance, materials and repairs		2,467	(2,467)	1			—
Aircraft fuel		7,152	(7,152)	2			—
Airport-related expenses		1,956	(1,956)	3			—
Aircraft rent		3,970	(3,970)	4			—
Salaries, wages and benefits		13,023	(10,070)	5			—
			(2,953)	10
Technology and development	1,458		1,276	8			2,734
Sales and marketing	2,263		325	9			2,588
General and administrative	18,137		2,953	10			24,548
			3,458	11
Depreciation and amortization	515	1,223			1,148	c	2,886
Other operating expenses		8,361	(1,276)	8			—
			(325)	9
			(3,458)	11
			(3,302)	7
Total operating expenses	33,582	38,152	—		1,148		72,882
Operating loss	(24,286)	(1,631)	—		(1,148)		(27,065)
Other income (expense)
Changes in fair value of financial instruments carried at fair value, net	(10,304)				10,304	j	—
Interest income (expense), net	(524)	(529)					(1,053)
Gain on extinguishment of debt	5,951				(5,951)	j	—
Other income (expense)	(237)	(5)					(242)
Total other expense, net	(5,114)	(534)			4,353		(1,295)
Income (loss) before taxes	(29,400)	(2,165)	—		3,205		(28,360)
Income tax expense (benefit)		6			(904)	k	(898)
Net income (loss)	$(29,400)	$(2,171)	$—		$4,109		$(27,462)

Unaudited Pro Forma Combined Statement of Operations
for the Year Ended December 31, 2021 (in thousands)

	Surf Air Global Limited (Historical)	Southern Airways Corporation (Historical)	Reclassification Adjustments (Note 3)		Transaction Accounting Adjustments (Note 4)		Pro Forma Combined
Revenue	$11,798	57,794			$—		$69,592
Operating expenses
Cost of revenue, exclusive of depreciation and amortization	14,495		3,033	1			46,655
			8,310	2
			3,121	3
			7,274	4
			16,292	5
			(11,092)	6
			5,222	7
Maintenance, materials and repairs		3,033	(3,033)	1			—
Aircraft fuel		8,310	(8,310)	2			—
Airport-related expenses		3,121	(3,121)	3			—
Aircraft rent		7,274	(7,274)	4			—
Technology and development	2,964		1,878	8			4,842
Sales and marketing	3,773		714	9			4,487
General and administrative	22,864		4,910	10	7,800	m	64,283
			4,653	11	24,056	o
Salaries, wages and benefits		21,202	(16,292)	5			—
			(4,910)	10
Depreciation and amortization	1,052	1,604			2,295	c	4,951
Cares Act		(11,092)	11,092	6			—
Other operating expenses		12,467	(5,222)	7			—
			(1,878)	8
			(714)	9
			(4,653)	11
Loss on contract termination					13,264	l	13,264
Total operating expenses	45,148	45,919	—		47,415		138,482
Operating income (loss)	(33,350)	11,875	—		(47,415)		(68,890)
Other income (expense)
Changes in fair value of financial instruments carried at fair value, net	(76)				76	j	—
Interest income (expense), net	(2,140)	(744)					(2,884)
Gain on extinguishment of debt	691				(691)	j	—
Other income (expense)	(909)	84					(825)
Total other expense, net	(2,434)	(660)			(615)		(3,709)
Income (loss) before taxes	(35,784)	11,215	—		(48,030)		(72,599)
Income tax expense (benefit)		440			1,989	k	2,429
Net Income (loss)	$(35,784)	$10,775	$—		$(50,019)		$(75,028)

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of June 30, 2022 combines the historical unaudited condensed consolidated balance sheet of Surf Air as of June 30, 2022 and the historical unaudited condensed consolidated balance sheet of Southern as of June 30, 2022 on a pro forma basis as if the Southern Acquisition had been consummated on June 30, 2022.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 combines the historical unaudited condensed consolidated statement of operations of Surf Air for the six months ended June 30, 2022 and the historical unaudited condensed consolidated statement of operations of Southern for the six months ended June 30, 2022 on a pro forma basis as if the Southern Acquisition and related transactions had been consummated on January 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 combines the historical audited consolidated statement of operations of Surf Air for the year ended December 31, 2021 and the historical audited consolidated statement of operations of Southern for the year ended December 31, 2021 on a pro forma basis as if the Southern Acquisition and related transactions had been consummated on January 1, 2021, the beginning of the earliest period presented.

The historical financial information has been adjusted to give effect to the factually supportable events that are related and/or directly attributable to the Southern Acquisition and related transactions, summarized below. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to offer relevant information necessary to provide a reasonable basis for understanding of the combined company upon consummation of the Southern Acquisition and related transactions.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and accompanying notes, which are included elsewhere in this prospectus:

•        the historical audited consolidated financial statements of Surf Air as of and for the year ended December 31, 2021;

•        the historical unaudited condensed consolidated financial statements of Surf Air as of and for the six months ended June 30, 2022;

•        the historical audited consolidated financial statements of Southern as of and for the year ended December 31, 2021; and

•        the historical unaudited condensed consolidated financial statements of Southern as of and for the six months ended June 30, 2022.

Surf Air’s acquisition of all of the issued and outstanding share capital of Southern will be treated as a business combination under Accounting Standard Codification 805, Business Combinations (“ASC 805”) and will be accounted for using the acquisition method. Surf Air will record the fair value of assets acquired and liabilities assumed from Southern. Any excess amounts after allocating the estimated consideration to identifiable tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings or cost savings that may be associated with the Southern Acquisition and related transactions.

The pro forma adjustments reflecting the completion of the Southern Acquisition and related transactions are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Southern Acquisition and related transactions based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Southern Acquisition and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company.

2. Southern Acquisition

Under the acquisition method, the total estimated purchase price, or consideration transferred, is measured at the transaction closing date. Southern security holders are entitled to receive a number of shares representing the greater of (a) share equal to a value of $81.25 million (based on the opening price per share of our Common Stock at listing); or (b) 12.5% of shares of the fully-diluted shares of SAM upon listing. The assets of Southern have been measured based on various preliminary estimates using assumptions that the Company’s management believes are reasonable utilizing information currently available.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The purchase accounting is subject to finalization of the Company’s analysis of the fair value of the assets and liabilities of Southern as of the transaction date. Accordingly, the purchase accounting in the unaudited pro forma combined financial statements is preliminary and will be adjusted upon completion of the final valuation. Such adjustments could be material.

For purposes of measuring the estimated fair value of the assets acquired as reflected in the unaudited pro forma condensed combined financial statements, in accordance with the applicable accounting guidance, the Company established a framework for measuring fair values. The applicable accounting guidance defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). Market participants are assumed to be buyers and sellers in the principal or most advantageous market for the asset or liability. Additionally, under the applicable accounting guidance, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, the Company may be required to value assets of Southern at fair value measures that do not reflect the Company’s intended use of those assets. Use of different estimates and judgments could yield different results.

As a result the unaudited pro forma condensed combined financial information reflects the purchase price applicable to the acquisition of Southern as follows (in thousands):

June 30, 2022
Identifiable intangible assets:
EAS Contracts	$34,040
Trademark/Tradename	2,400
Other net liability assumed	(2,561)
Goodwill	72,371
Assets acquired, net of liabilities assumed	$106,250
Common equity delivered at closing	$106,250
Total consideration	$106,250

Under the acquisition method of accounting, the Company estimated the fair values of the acquired tangible and intangible assets. The valuation of the identifiable intangible assets acquired was based on management’s preliminary estimates, currently available information and reasonable and supportable assumptions. These estimates are preliminary as the Company is still in the process of evaluating the various assumptions used in valuing these assets. The tangible long-lived assets were recorded at their estimated fair values, which approximates their carrying value, while the intangible long-lived assets were valued using a discounted cash flow method. In the unaudited pro forma condensed combined balance sheet as of June 30, 2022, the excess of the aggregate purchase price over the estimated fair value of the tangible and intangible assets and liabilities in the amount of approximately $72 million was classified as goodwill. The fair value of identifiable intangible assets that are subject to amortization after the acquisition was estimated to be $36.4 million.

3. Reclassification Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Certain reclassifications have been made to the historical presentation of Southern to conform to the financial statement presentation of the post-combination company:

1.      The Company recognizes costs related to maintenance, materials, and repairs as a component of cost of revenue, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of maintenance, materials, and repairs to the Company’s presentation.

2.      The Company recognizes costs related to aircraft fuel as a component of cost of revenue, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of aircraft fuel to the Company’s presentation.

3.      The Company recognizes airport-related expenses as a component of cost of revenue, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of airport-related expenses to the Company’s presentation.

4.      The Company recognizes aircraft rent expenses as a component of cost of revenue, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of aircraft rent expenses to the Company’s presentation.

5.      The Company recognizes expenses for salaries, wages and benefits for pilots and aircraft support staff as a component of cost of revenue, while Southern recognizes these costs as a component of salaries, wages and benefits expense. Therefore, this adjustment conforms the presentation of salaries, wages and benefits for pilots and aircraft support staff to the Company’s presentation.

6.      The Company recognizes the proceeds from government grants as a direct offset to the associated expense categories, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of government grant proceeds to the Company’s presentation, which is as an offset to the associated expense, which relates to salaries, wages and benefits for pilots and aircraft support staff, as discussed above.

7.      The Company recognizes expenses for pilot training, aircraft insurance, and indirect pilot costs as a component of cost of revenue, while Southern recognizes these costs as component of other operating expenses. Therefore, this adjustment conforms the presentation of other pilot and aircraft expenses to the Company’s presentation.

8.      The Company recognizes expenses for flight reservation and scheduling systems as a component of technology and development expenses, while Southern recognizes these costs as component of other operating expenses. Therefore, this adjustment conforms the presentation of flight reservation and scheduling system expenses to the Company’s presentation.

9.      The Company recognizes expenses for sales and marketing as a sales and marketing expenses, while Southern recognizes these costs as component of other operating expenses. Therefore, this adjustment conforms the presentation of sales and marketing expenses to the Company’s presentation.

10.    The Company recognizes expenses for salaries, wages and benefits for general and administrative employees as a component of general and administrative expenses, while Southern recognizes these costs as a component of salaries, wages and benefits expense. Therefore, this adjustment conforms the presentation of salaries, wages and benefits for general and administrative employees to the Company’s presentation.

11.    The Company recognizes general operating expenses, inclusive of insurance, utilities, and professional fees as a component of general and administrative expenses, while Southern recognizes these costs as component of other operating expenses. Therefore, this adjustment conforms the presentation of general operating expenses to the Company’s presentation.

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The transaction accounting adjustments included in the unaudited pro forma condensed combined financial information are as follows:

a)      Reflects the elimination of amounts due from Surf Air to Southern for expenses related to pilot training services performed by Southern.

b)      Reflects closing consideration to be delivered to GEM upon completion of the Southern Acquisition and listing and related transactions. Such amounts are calculated based on 0.75% of total common shares outstanding as of the closing of the Southern Acquisition.

c)      Adjustments to reflect the preliminary fair values of Southern’s identifiable intangible assets and the associated amortization expense. The primary assets include essential air service (“EAS”) contracts and trademarks. The fair value and amortization adjustment for each asset are based on preliminary assumptions. These assumptions are subject to further analysis and may change, which would result in a change to the adjustments included in the unaudited pro forma financial information. The following table presents the fair value, useful life and pro forma amortization adjustments for each asset (in thousands, except for estimated useful life):

Asset	Fair Value	Useful Life	Annualized Incremental Amortization
EAS Contracts	34,040	20 years	1,702
Trademark/Tradename	2,400	4 years	593

d)      Adjustment to record goodwill resulting from the acquisition of Southern. Goodwill is not amortized but rather is assessed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired.

e)      Reflects the issuance of 3,582 shares of Common Stock with an assumed value of $75,000 connection with the satisfaction of advisor accruals.

f)      Represents the recapitalization of existing Surf Air equity interests through Conversion to Common Stock:

•        Surf Air common interests, including Company Warrants vested RSUs and RSPAs, have been exchanged for 18,512,958 shares of Common Stock;

•        Surf Air preferred interests have been exchanged for 13,867,447 shares of Common Stock; and

•        Surf Air convertible debt arrangements have been exchanged for 1,482,992 shares of Common Stock.

g)      Reflects the conversion of $11.4 million of SAFE agreements for the sale of Common Stock. Based on specific terms in the underlying contracts, related amounts had previously been reflected as SAFEs at fair value on the Surf Air Balance Sheet.

h)      Reflects the elimination of Southern’s redeemable convertible preferred stock, historical additional paid in capital, and historical accumulated deficit.

i)       Reflects the value of closing equity consideration related to the acquisition of Southern.

j)       Reflects the elimination of the earnings impacts financial instruments carried at fair value, due to all associated instruments being converted to common equity upon the completion of the Internal Reorganization, Southern Acquisition and related transactions.

k)      Reflects pro forma tax adjustments related to the Southern Acquisition. The deferred tax liabilities associated with the Southern Acquisition will not be used to off-set existing losses of the combined company given that the Company and Southern will continue to file on a separate basis.

l)       Reflects 600,000 shares of Common Stock to be issued to the equity holders of Tuscan Holdings II upon termination of the existing business combination agreement with Tuscan. Such amounts, with an estimated value of $12.6 million, have been reflected as a loss on contract termination. Additionally, the Company plans to settle remaining termination amounts of $700 thousand in cash.

m)     Represents preliminary estimated transaction costs expected to be incurred by Surf Air of approximately $7.8 million, for legal, financial and capital markets advisory and other professional fees. The Company has previously expensed $8.3 million in similar costs.

n)      Reflects the payment of accrued offering costs following the closing of the Southern Agreement and related transactions.

o)      Reflects equity-based compensation expense of approximately $24.1 million associated with the accelerated vesting of RSUs and RSPAs with performance conditions tied to the direct listing of SAM.

5. Net Loss per Share

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma statements of operations are based upon the number of SAM shares that would be outstanding, assuming the Southern Acquisition occurred on January 1, 2021. As the Southern Acquisition is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Southern Acquisition have been outstanding for the entire period presented.

	Six Months Ended June 30, 2022	Year Ended December 31, 2021
Pro forma net loss- basic and diluted	(27,462)	(75,028)
Weighted average shares outstanding – basic and diluted	43,410,818	43,410,818
Pro forma net loss per share – basic and diluted	(0.63)	(1.73)

Excluded securities:
Surf Air Mobility Options(1)	1,136,603	1,136,603

____________

(1)      Excludes the impact of vested and unvested Surf Air and Southern stock options that will be converted into options to purchase 1,136,603 shares of Common Stock as part of the Southern Acquisition. The shares underlying these Stock options will not represent legally issued and outstanding shares of Common Stock until such options (as converted after the Southern Acquisition) are exercised. Additionally, these underlying shares were excluded from the calculation of combined pro forma net loss per share, as their inclusion would be anti-dilutive.

FOUNDER LETTER

We are entering a new era of flying.

Most people fly. Travel connects us to loved ones, helps us succeed in business, and allows us to explore and appreciate the world beyond our homes.

Flying can bring us so much joy, but too often the hassles and disruptions of today’s commercial air travel can hold us back. The world around us has also changed over the last few years. We’ve changed how we work, where we live, and how we value our time. Moreover, consumers are seeking more sustainable products as concern for our planet becomes increasingly top-of-mind.

These are the kinds of opportunities we like to solve. For nearly a decade, our companies have been committed to changing how airline travelers fly. In that period, we have saved them time, eliminated hassles, and have given over a million passengers a more delightful experience.

Today, we have an even bigger vision. Surf Air Mobility is seeking to build a regional air travel ecosystem to sustainably connect the world’s communities. We call this new era of electrified air travel “green flying.” We believe electrification is a game changer for our company and the wider ecosystem, and we believe we can get there first.

We have a practical plan to develop hybrid-electric technology utilizing state-of-the-art battery technology that exists today and leveraging the existing air service and experience of Surf Air and Southern with the goal of making flying more convenient, easier to manage, more affordable for the customer and profitable for the operator. All while targeting a reduction of the 900 million metric tons of CO2 emissions (as of 2020) produced by the aviation industry annually.

Start with small planes on shorter regional routes.

We’re focusing on using electrification technology to upgrade existing turboprop aircraft. Upon consummation of our acquisition of Southern, we will be one of the largest passenger operators of turboprop planes flying on regional routes, and we believe we can be the first to benefit from electrified propulsion. This would give us a first-mover advantage and an understanding of what is needed to deploy green aviation at scale.

There are over 5,000 underutilized public-use airports in the U.S. alone. That’s a huge existing asset onto which we can layer a new kind of point-to-point regional flying with better connectivity between existing airports and that sets the stage to develop electrified propulsion for increasingly larger and longer range aircraft.

Lower operating costs of electrification will also provide a big incentive to change for the consumer and for the industry. Our first generation hybrid electric Cessna Grand Caravans are targeted to reduce direct operating costs by up to 25% and reduce CO2 emissions compared to traditional combustion models by up to 50%. We plan for those savings to only grow as we improve upon hybrid and fully electric models in future generations.

The building blocks to make green flying a reality.

Our strength lies in assembling the team, operational scale, exclusive partnership agreements, and capital to make the next era of flying come to life.

Here’s a selection of what we’ve already accomplished:

•        We’re incredibly proud and grateful for the team of multidisciplinary experts we’ve assembled, with prior leadership experience from Delta Air Lines, Fairchild Dornier, Flexjet, Lufthansa, Virgin America, and Wisk, and a talented group of advisors from Airbnb, Roku, SpaceX, and more;

•        Surf Air and Southern are combining to create the largest regional commuter air service in the U.S. and the largest passenger operator of the Cessna Caravan, one of the world’s most popular turboprop aircrafts and the first plane we plan to electrify;

•        We have entered into an exclusive relationship with the largest general aviation OEM, Textron Aviation, that will support our efforts to develop hybrid electric and fully electric Cessna Grand Caravan models, and to engage in joint marketing and sales efforts to distribute aircraft;

•        We have an exclusive three-party agreement with AeroTEC and magniX, two leading aviation innovation companies, that will help us develop and commercialize a Supplemental Type Certificate. Together, these companies have already demonstrated the ability to fly an all-electric Cessna Grand Caravan;

•        We have up to $850 million of capital commitments in the form of a sale-leaseback financing arrangement of up to $450 million with Jetstream Aviation Capital that, subject to the terms and conditions thereto, will fund the planned growth of SAM’s fleet and we have a committed equity line from GEM for up to $400 million.

Powering the wider ecosystem.

In addition to operating our own green airline, we are looking to create a platform to empower others in the ecosystem to bring new products to market, from operators to aircraft manufacturers. We believe this will put us at the center of an industry-wide shift to green flying and support the successful expansion and development of electrified aircraft for everyone.

The wider, global opportunity is potentially very large: from helping operators find easy solutions to upgrade to electric propulsion and providing them with access to the capital and financing to do so, to aircraft manufacturers looking to electrify their own aircraft, to the data resources for fleet and route optimization, to tools that better maintain aircraft and measure performance, to pilot training and scheduling resources, and to the expansion of airport ground infrastructure.

We created Surf Air Mobility to catalyze the next generation of air travel.

We believe the future of regional air travel will soon be better for consumers, more profitable for operators, and vastly more sustainable. That’s a great thing for travelers, for the airline industry trying to decarbonize, and for the planet that needs immediate solutions. Electrification is poised to make regional air travel cleaner, more affordable, and accessible in more places for more people than ever before.

With nearly a decade of aviation innovation already behind us, we hope to advance the future of flight for the good of people and the planet and lead the industry’s transition as it enters into what’s likely to be its most transformative decade yet.

The best of aviation is yet to come. Let’s go.

Liam Fayed	Sudhin Shahani	Stan Little
Co-founder	Co-founder	Co-founder
Surf Air Mobility	Surf Air Mobility	Southern Airways

BUSINESS

The information in this section describes the current business and operations of Surf Air and Southern and the proposed business and operations of SAM. Unless the context otherwise requires, all references to “the Company” or “Surf Air” are to the current business and operations of Surf Air Global Limited and its consolidated subsidiaries, references to “Southern” are to the current business and operations of Southern Airways Corporation and its consolidated subsidiaries and references to “we,” “us,” “our” or “SAM” in this section are to the proposed business and operations of SAM and its consolidated subsidiaries following the Internal Reorganization and Southern Acquisition.

Overview

Introduction to Surf Air Mobility

Surf Air Mobility is seeking to build a regional air mobility ecosystem that will sustainably connect the world’s communities. Building on the combined operations of Surf Air and Southern, we intend to accelerate the adoption of green flying by developing a hybrid-electric and fully electric powertrain technology with our commercial partners for new aircraft and upgrading existing fleets. We believe bringing electrified aircraft to market at scale will substantially reduce the cost and environmental impact of regional flying by the end of the decade. Additionally, we believe operating as a publicly traded company and having efficient access to growth capital will allow us to accelerate the implementation of our strategic plan.

Surf Air Inc. was incorporated in 2011 and Surf Air Global Limited (formally incorporated as Surf Airlines Inc.) was formed and became the parent company of the Surf Air group in 2016. Surf Air is expanding the category of regional air travel, connecting underutilized regional airports and private terminals to create a “shared private” customer experience and a high frequency “commercial-like” air service, using small turboprop aircraft. Surf Air currently provides a regional air mobility platform with scheduled routes and on-demand charter flights operated by third party Part 135 operators and intends to develop a powertrain technology with its commercial partners to electrify existing fleets, which it believes will reduce operating costs and emissions, starting with a hybrid-electric variant of the Cessna Grand Caravan EX.

Founded in 2013 as a Delaware corporation, Southern is the largest commuter airline in the United States by scheduled departures; as of June 30, 2022, served 37 U.S. cities across five U.S. time zones and is expected by the end of 2022 to serve an additional seven cities, including destinations in the Northern Mariana Islands. Southern has contracts with the U.S. federal government to operate Essential Air Service (“EAS”) routes, which ensures small communities in the United States can maintain a minimum level of scheduled air services. Southern is the largest passenger operator of Cessna Caravans in the United States.

The Southern Acquisition will result in a combined regional airline network servicing U.S. cities across the Mid-Atlantic, Gulf South, Midwest, Rocky Mountains, West Coast, New England and Hawaii. Surf Air and Southern together served over 330,000 passengers across 34 cities with over 60,000 flights in 2021. For the six months ended June 30, 2022, For the six months ended June 30, 2022, Surf Air generated $9.3 million in revenue and Southern generated $36.5 million in revenue, an increase of 181.6% and 48.1%, respectively, compared to the six months ended June 30, 2021. We expect the combination of Surf Air and Southern will provide the basis for SAM’s expanded, nationwide regional air mobility platform.

SAM intends to electrify its existing fleet utilizing a hybrid-electric powertrain technology once it is fully designed and developed, and certified by the Federal Aviation Administration (“FAA”) as part of the issuance of the Supplemental Type Certificate (“STC”). We are planning for FAA approval of our hybrid-electric Cessna Grand Caravan STC to occur in the first half of 2025, followed by the commercialization of the technology later that year.

Market Opportunity: Electric technology will be a disruptive factor in regional air travel

Regional turboprop aircraft can be electrified, creating the opportunity to disrupt existing regional (50-500 mile) air and ground travel patterns. The hybrid-electric technology we are developing with our commercial partners utilizes state-of-the-art technology that exists today. Electrified regional aircraft, with reduced operating costs and emissions, are expected to be capable of connecting, directly and cost-effectively, many of the United States’ 5,000 existing and underutilized public airports, creating a reasonably priced and more convenient mass-market regional travel experience, which we believe will be an attractive alternative to the use of major airport hubs and connecting flight service. Electrified regional aircraft can begin the process of abating commercial aviation’s contribution to global CO2 emissions, which total approximately 900 million metric tons in 2020. We believe our green aviation technology will have the added benefit of aligning with consumer preferences, increasing demand for lower emission travel.

Over the last several decades regional air travel has suffered, declining in both seat capacity and flight departures, giving customers far fewer flight options and a worse travel experience. Over this period, airlines consolidated into fewer hubs and began deploying aircraft with more seats to reduce cost, resulting in approximately 30 airports in the United States today that represent approximately 70% of all air traffic. This consolidation dramatically reduced regional connectivity for customers; over the last two decades, according to commercial airline schedule data via Airline Data Inc., capacity on 50 – 500 mile airline routes has gone down 39% while the number of departures has gone down 52%. Fewer airports are connected directly today with non-stop flights than were connected twenty years ago, and fewer available seats and frequencies are flown between airports that maintained their non-stop service. This decline in service is further exacerbated by hub congestion, which, on short regional trips, makes airport check-in and connection times a substantial part of the overall door-to-door travel time.

According to a 2019 study conducted by a third-party consulting firm, approximately 90% of the U.S. population lived or worked within a 30 minute drive to one of 5,000 underutilized public use regional airports in the United States. Major airlines are largely unable to leverage this infrastructure due to their fleet type and instead send more of their traffic through already congested hubs. Regional airports are typically located conveniently near large metropolitan areas and can usually only be served with smaller regional aircraft (the same types of aircraft we believe will be the first to be electrified, given the current capabilities of battery technology). Using this existing regional airport infrastructure to create scheduled, high-frequency, non-stop flights in hybrid-electric and fully electric aircraft, with reduced emissions and operating costs, we believe we can create a consumer experience with improved convenience offering an attractive alternative to long-haul driving and the use of congested airport hubs that often require connecting flights.

SAM believes these smaller regional aircraft will be the first to be electrified, given the current state of aircraft technology. SAM believes the most realistic, reduced risk, and rapid approach to electrification is to first develop and certify STCs for hybrid-electric powertrains to be installed in new and existing aircraft types that are already certified by the FAA, such as the Cessna Caravan. FAA-issued STCs typically create an accelerated path to introduce aircraft into service, providing the possibility of installing a hybrid-electric powertrain on new aircraft and on the thousands of such aircraft currently in service today. Typically, STCs are less difficult and require far less time to certify than an entirely new “clean sheet” aircraft, which typically requires capital-intensive investment in long certification processes as well as new tooling and production facilities. Additionally, hybrid-electric powertrains will not require or be dependent on the development and installation of charging infrastructure like fully electric aircraft. As a result, SAM further believes the market and use cases for hybrid-electric aircraft may potentially exist for decades after the introduction of fully electric aircraft as the introduction of Sustainable Aviation Fuel (“SAF”) effectively addresses much of the remaining “hybrid” emissions and the expected longer time horizon of charging infrastructure development.

The below map shows all public use airports in the United States highlighted in green, and an illustrative example of the regional airports surrounding five major metro areas.

Creating a regional air travel ecosystem

We believe SAM’s business model is designed to capitalize on this highly attractive market opportunity. It is our expectation that by executing on the below plan we can create a regional air travel ecosystem that provides ongoing growth potential to our company and our stakeholders.

Our future business strategy is built on six key premises:

1.    Large Addressable Market

Our strategic plan is focused on capturing a meaningful portion of the point-to-point regional air mobility market currently served by automobiles and inefficient hub-and-spoke airline business models. Based on a study conducted by a third-party consulting firm, using 2019 U.S. mobile device data we believe the addressable 50 – 500 mile regional air mobility market will be approximately $30 billion in the United States and $200 billion worldwide by 2030.

2.    Advantaged Path to Electrification

The technology to electrify small aircraft exists today, in large part because of improvements in battery technology. We intend to pursue obtaining STCs from the FAA for hybrid-electric powertrains, which will not require ground charging infrastructure, and fully electric variants of the Cessna Caravan.

3.    Aligned with Leading Players

To support our growth and technology plans, we have established important commercial relationships with leading players involved in the aviation and technology industries, including those expected to produce components for electrified powertrains for aircraft. We believe our strategic relationships with TAI, AeroTEC, magniX, Jetstream Aviation Capital, SkyWest Airlines, Signature Flight Support and Palantir empower our plan. We believe the result of these relationships will be the acceleration of our ability to bring the hybrid-electric powertrain for the Cessna Caravan to market, to create a differentiated regional travel experience of scale, and to generate substantial demand from consumers for a new form of regional travel.

4.    Significant Operating Expertise

SAM expects to fly nearly 500,000 passengers on its fleet of approximately 50 aircraft in 2022 (principally as part of Southern’s operations). Surf Air currently operates a technology-forward on-demand and scheduled regional aviation platform, is planning to develop a hybrid-electric powertrain with its commercial partners for installation on the Cessna Grand Caravan and has secured key strategic relationships to accelerate SAM’s electrification and operational growth plans. Southern operates the largest passenger fleet of Cessna Caravans in the United States, has significant operating scale, has a robust set of EAS routes contracted with the DOT and has built a pilot development pipeline that helps to manage national pilot shortage issues.

5.    Experienced Management Team and Board

SAM’s management team has significant experience in the aerospace and commercial aviation industry, as well as adjacent sectors, including hospitality and consumer branding. Our team brings with them previous senior level experience from a range of companies including Delta Air Lines, Fairchild Dornier, Flexjet, Lufthansa, Virgin America, and Wisk. The ongoing evolution and implementation of SAM’s strategy will be guided and overseen by an experienced and independent board of directors.

6.    Ecosystem-Based Business Model

If we are able to certify hybrid-electric and fully electric powertrains, we intend to introduce them into the market using business models which we expect will produce one-time and recurring revenue streams. We expect to sell our connected powertrains and provide maintenance and financing services to aircraft operators, agnostic to whether they operate consumer flights on SAM’s platform. We believe operating at the center and providing valuable services across the value chain of the regional air mobility ecosystem and by coordinating the various parties can lead to additional earning opportunities for SAM.

Our Strategy

Large Addressable Market

Traditional approaches to analyzing addressable travel markets have used data based on origin and destination of flights to and from hub and spoke airports. We believe SAM has taken a unique approach to create a high granularity “zip-code to zip-code” view of demand based on mobile device location data, which we believe to be a more accurate assessment of the addressable market for short haul regional travel. We will continuously develop and improve this tool with the help of our data partner, Palantir, as we believe this is key to informing our business in the following ways:

•        Location Specifics.    Unlike traditional airline planning which focuses on airport-to-airport movements, our demand projections are based on mobile device location data that provides high resolution, door-to-door travel pattern information. Overlaying this data on the 5,000 public use airports in the United States creates the opportunity to build a flight network that more accurately addresses the true demand and behaviors for regional air travel.

•        Modes of Transport.    Mobile device data is agnostic of mode of transport, and encapsulates regional trips taken on commercial airlines as well as those regional trips taken by car, train or bus. Removing this data bias allows us to make network planning decisions based on the behavior of all travelers who might consider a regional air mobility solution should it be available at an attractive price point.

The initial result of this approach showed that 4.7 billion implied trips were taken during 2019 in the United States between 50 and 500 miles across all modes of transportation. Converting only 1% of these trips, which we believe is a conservative assumption, and assuming additional market catalyzation driven by the provision of a high frequency, green flying solution, implies there is at least a $30 billion opportunity for point-to-point regional air mobility solutions in the United States by 2030.

This market opportunity captures the full value chain required to enable electrified flight through 2030 which includes ticket sales, as well as powertrain sale and maintenance, aircraft leasing and ownership and energy costs. With our ecosystem-based business model we believe we will be well positioned to grow into adjacent revenue streams as the industry evolves.

The catalysts of demand for reduced operating costs and emissions and supporting infrastructure at play in the United States are also present in other developed world markets. Applying a similar market assessment approach used to analyze the $30 billion U.S. market opportunity to other regions, we believe there is an additional $30 billion and $110 billion opportunity in the European Union and rest of the world, respectively, by 2025.

In addition to the ability to catalyze demand through the provision of a sustainable and more efficient mode of transportation to customers, there are also significant global tailwinds supporting the green aviation industry. In the public sector, country level decarbonization commitments have led to direct government support and investment plans. In the private sector, expectations for cost reductions and a growing need to provide customers with sustainable travel options has generated substantial commercial commitments to green aviation alternatives.

Advantaged Path to Electrification

We believe non-stop point-to-point regional air travel will be the initial market application for electrified flight, and that aircraft, currently powered by turbine powertrains known as “turboprop aircraft”, will be the launch vehicles for these missions. Our initial focus will therefore be to electrify existing aircraft like the Cessna Caravan through FAA-issued STCs. We believe that converting and upgrading new aircraft by installing hybrid-electric powertrains and converting and upgrading existing aircraft already in service to hybrid-electric propulsion through an STC process is the best go-to-market approach given:

Accelerated Launch Timeline.    STCs are a well-established form of modifying and upgrading already certified aircraft as opposed to a “clean sheet” design which involves creating a completely new aircraft from the ground up. Successfully developing and certifying STCs for installation of our electric powertrains on existing aircraft types reduces risk, capital investment and development time. Our electrification partner, AeroTEC, has designed, developed, tested and certified more than one hundred projects in the aerospace industry. We expect that our data license and exclusive collaboration, marketing and sales relationship with TAI, the Cessna Caravan OEM, will reduce the development workload and time required to achieve issuance of our STC and will assist in the introduction of the hybrid-electric powertrain into the market. We believe we can obtain STC certification of a hybrid-electric powertrain by early 2025 and commercialization of the hybrid-electric powertrain shortly thereafter.

Existing Battery Technology.    Our launch products are based on existing battery technology, which we believe is a key differentiator which will allow us to go to market faster.

Hybrid First Approach.    We are committed to hybrid-electric as our launch product because the configuration has significant operational flexibility for passenger and cargo missions across a range of airports, with no requirement for plug-in charging infrastructure, allowing our future hybrid-electric aircraft to operate to and from airports that are not equipped with charging infrastructure.

Broad Applicability.    We believe we will be able to upgrade our initial Cessna Grand Caravan STCs to improve their performance over time as battery technology continues to improve. Based on the knowledge and experience gained from the development and certification of a hybrid-electric powertrain for installation on the Cessna Grand Caravan, including the proprietary software and power controls we will develop, we intend to extend or replicate our initial STC into multiple aircraft types using a variant of the same powertrain.

In conjunction with our commercial partners, our initial STC application will be for a hybrid-electric powertrain for installation on the Cessna Grand Caravan, which we refer to as “EP1”.

We are taking a pragmatic approach, first certifying an STC with the best technology available, with the least risk and most rapid realistic timeline for certification in order to produce an aircraft capable of range, speed and performance specifications necessary to service the routes we plan to serve. Developing and certifying our initial hybrid-electric powertrain will be accomplished through our commercial arrangements with AeroTEC, magniX and TAI. We have entered into exclusive arrangements with these companies to certify and commercialize the hybrid-electric powertrain. AeroTEC and magniX are leaders in the category of aircraft we are focused on, having already flown an eCaravan demonstrator engineered to showcase all-electric flight.

____________

(1)      Estimated compared to baseline combustion Cessna Grand Caravan

(2)      Estimated compared to baseline combustion Cessna Grand Caravan fuel and engine maintenance cost

Once the STC has been issued by the FAA, we plan to convert new Cessna Grand Caravans we purchase from TAI to hybrid-electric powertrains using our EP1 STC. We also plan to convert and upgrade turbine powered Cessna Grand Caravan aircraft in our fleet to hybrid-electric powertrains using our EP1 STC. We will be the owner of the EP1 STC for the hybrid-electric powertrain and believe we will be the largest initial operator of the EP1 hybrid-electric fleet. As a result, we will have actual real time performance data to demonstrate to operators evaluating the hybrid-electric EP1, including the potential reduced costs and performance capabilities of the upgraded EP1 powertrain equipped Cessna Grand Caravan aircraft.

We plan to market and sell our EP1 hybrid-electric powertrains together with TAI under our exclusive sales and marketing agreement. This agreement provides for SAM EP1 hybrid-electric powertrain for the Cessna Grand Caravan EX aircraft in sales and marketing materials distributed to authorized dealers, displaying the SAM EP1 hybrid-electric powertrain for the Cessna Grand Caravan aircraft on the websites of SAM and TAI, including representatives of SAM and TAI at trade show booths and marketing SAM EP1 hybrid-electric powertrain for the Cessna Grand Caravan aircraft and conversions of existing Cessna Grand Caravan aircraft to SAM EP1 powertrain aircraft to all owners of pre-owned Cessna Grand Caravans.

Operators purchasing new Cessna Grand Caravan EX aircraft and existing Cessna Grand Caravan operators will have the ability to upgrade and convert their new and existing Cessna Grand Caravan aircraft to hybrid-electric EP1 equipped Cessna Grand Caravans using our EP1 STC with reduced operating costs and lower emissions.

The EP1 hybrid-electric powertrain is expected to reduce up to 25% of direct operating costs and to reduce up to 50% of emissions compared to aircraft powered by the current turbine engine installed on the Cessna Grand Caravan. Because ground charging infrastructure will not likely be widely available at many airports by 2025, we believe the EP1 hybrid-electric powertrain, which will not require ground charging infrastructure, will be advantageous in accelerating the adoption of electric aviation. We are developing the EP1 powertrain to enable these aircraft to perform similar flights and routes as the turbine combustion model. We believe the operational flexibility of the hybrid-electric aircraft will result in a long service life, well beyond the widespread introduction of fully electric aircraft.

Several models of small turboprop aircraft planned for our network are expected to be fully electrified within the next five to ten years, creating a more environmentally friendly and cost-effective aircraft. We believe hybrid-electric aircraft will remain popular and serve numerous markets long after fully electric aircraft are developed. The introduction of SAFs will reduce emissions from turbine generators and hybrid-electric aircraft will not require ground-based charging infrastructure, allowing hybrid-electric aircraft to operate to and from the many regional airports which will not have ground charging infrastructure. We believe our initial EP1 hybrid-electric powertrain will be capable of being upgraded to fully electric operation, with design of an STC for such upgrade, when battery technology allows greater range for fully electric Cessna Grand Caravan aircraft.

SAM intends to pursue providing Aircraft-as-a-Service and Powertrains-as-a-Service to third parties as part of its regional air mobility ecosystem, which is described in more detail below.

While a hybrid-electric EP1 powertrain for the Cessna Grand Caravan aircraft is expected to be our initial product, we intend to develop and certify electrified propulsion systems for other Caravan models and future aircraft designs, both through the STC path and “clean sheet” designs requiring new applications for type certificates. As our business matures, we believe we can be a partner of choice for other parties seeking certification given our expected experience in design, development, certification and operation of the EP1 in our regional air mobility network.

Aligned with Leading Players

We have relationships with leading players across the value chain, which we believe create significant competitive advantages as we pursue the scaling of our point-to-point regional air mobility ecosystem and aircraft electrification.

Airframes — Textron Aviation Inc. (“TAI”)

SAM will be TAI’s exclusive supplier of certain identified categories of battery electric hybrid-electric propulsion systems for the Cessna Grand Caravan EX for an eight-year term. Cessna Grand Caravan aircraft with the propulsion systems installed will be co-branded as “Cessna Caravan SAM EP1”. SAM and TAI have entered into a sales and marketing agreement, through which TAI will market the SAM EP1 STC through its existing Cessna Caravan sales channels. TAI will provide engineering support and a data license to facilitate SAM’s development of SAM’s STCs. SAM will become TAI’s official leasing partner for the SAM EP1. SAM will purchase 100 new Cessna Grand Caravan EXs over a five year period, with deliveries beginning in 2024 and with an option for 50 additional Cessna Grand Caravans to be delivered over seven years.

We believe this commercial relationship with TAI, the producer of the Cessna Caravan, will help drive broad adoption of our EP1 powertrains once certified. Our ability to leverage TAI’s recognizable brand, strong market position, existing sales, marketing and distribution channels and global service network is a key differentiator versus other competitors in the space hoping to launch entirely new clean-sheet designs.

Hybrid-electric powertrain certification — AeroTEC

AeroTEC develops, tests and certifies new aircraft and other aerospace products for many of the top OEMs and Tier 1 suppliers in the space. They have a proven track record of development and integration across dozens of high profile, complex and cutting edge electrification programs including the magniX eCaravan demonstrator, a Cessna Caravan engineered to demonstrate all electric flight.

AeroTEC will work exclusively with SAM under a work-for-hire contract to develop and obtain a series of Cessna Caravan STCs for hybrid and other electrified Cessna Caravans. AeroTEC will initially manage integrating the individual components from the supply chain manufacturers and the assembly process of the powertrains. SAM will own the STCs and all related IP.

This relationship allows us to benefit from a large existing team of over 250 engineers and experts with a track record of success from having brought over 100 projects, the majority of which are certification projects, to market while also allowing us to own and control the developed STC and potentially other intellectual property. In addition, our relationship builds an initial foundation with this first aircraft type, which we believe can scale across the 9-to-30-seat turbo-prop category.

Electrified propulsion motors — magniX

magniX is a leader in the development of aircraft electric propulsion units, offering a range of revolutionary solutions which produce zero emissions and increase efficiency for various aviation applications. magniX has developed the most powerful electric motor in current certification.

SAM intends to use the magni650 Electric Power Unit (“EPU”) for installation into the SAM Cessna Caravan STCs. magniX will exclusively sell this EPU for the installation of electrified propulsion systems in new and existing Cessna Caravans to SAM. magniX will direct its existing pipeline of potential customers and future inbound inquiries for electrified Cessna Caravans to SAM for installation of SAM’s STCs.

We believe the magni650 is the most viable EPU for our Cessna Caravan STCs. A magniX EPU has already been used to power successful test flights in partnership with AeroTEC on a fully electrified Cessna Caravan demonstrator, which we believe leads to significantly reduced execution risk and greater speed to market.

Aircraft Financing — Jetstream Aviation Capital

Jetstream Aviation Capital, LLC (“Jetstream”) is the largest global aircraft lessor focused exclusively on commercially-operated turboprop regional aircraft and engines. Jetstream works in partnership with many of the world’s leading regional airlines to provide financing solutions and market expertise across a large portfolio of turboprop aircraft and engines.

SAM and Jetstream entered into a Master Agreement regarding the principal terms of an arrangement to finance up to $450 million through a customized operating lease and sale structure that will fund the planned growth of SAM’s fleet of turboprop aircraft. SAM will have access to this financing facility over the next six years for both new and used Cessna Caravan and Pilatus PC-12 aircraft, subject, among other things, to the entry into separate binding sale and purchase agreements for each individual aircraft and a separate binding lease agreement for each individual aircraft.

SAM believes that Jetstream will bring significant expertise as a leasing partner with deep asset knowledge in sourcing and financing Cessna Caravan and Pilatus PC-12 aircraft. Jetstream also operates a robust engine leasing program which we intend to leverage to support the re-selling of used internal combustion engines available following an upgrade to an electrified powertrain.

Pilots — SkyWest

SkyWest Airlines is the largest regional airline in the United States. SkyWest Airlines operates under contracts for major U.S. airlines including United Airlines, Delta Air Lines, American Airlines and Alaska Airlines and carried more than 36 million passengers in 2021.

Since 2018, Southern has partnered with SkyWest to provide a pilot hiring and training pathway. Southern is at the top of the “pilot career funnel”. Over approximately 18 months, pilots graduate from first officer to captain whereupon they are committed to fly additional hours at Southern before eligibility to fly at SkyWest. Along this path within Southern, SkyWest awards pilots retention bonuses as they move through career milestones. Southern currently hires nearly 200 new pilots per year as a result of this partnership, which we believe is a significant competitive advantage for both our current and future network needs.

We believe the availability of new pilots and the seamless career advancement process through the SkyWest cadet program is an attractive and currently successful pilot acquisition tool and a fundamental differentiator for the business. As our flight network grows, our relationship with SkyWest will be invaluable for maintaining consistent, reliable operations at scale and we believe will position us as the go-to pilot onboarding funnel to help mitigate and potentially reverse the effects of the current national pilot shortage.

Ground operations and Sustainable Aviation Fuel — Signature Flight Support

Signature Flight Support (“Signature”) has the world’s largest network of Fixed Base Operators (“FBO”). With approximately 200 locations providing consistent, exceptional service, Signature’s worldwide network of FBOs delivers essential support service for business and private aviation, including refueling, hangar services, maintenance, repair and overhaul and a variety of other world-class amenities with exceptional customer service.

SAM and Signature have entered a Memorandum of Understanding for FBO services and the support of SAM’s network at existing and new Signature locations, the co-development of a standardized and exceptional end-to-end customer experience, the advancement, development and scaling of green aviation technologies and services (including SAF and electrification infrastructure) as well as co-marketing and branding opportunities across our common customer base. Additionally, we intend to collaborate on the co-development and co-investment of the technology, infrastructure and facilities required to support ground operations.

We believe a partnership with Signature will provide us access to key FBO locations at our existing and planned route locations, helping to create a consistent ground experience for our customers by leveraging their premier service model. Additionally, we believe Signature’s existing presence and expertise in the deployment of SAF will help us accelerate our path to fully sustainable flight.

Technology — Palantir

Palantir builds software that empowers organizations to effectively integrate their data, decisions and operations. They are focused on creating the world’s best user experience for working with data, one that empowers people to ask and answer complex questions without requiring them to master querying languages, statistical modeling or the command line.

We have created a partnership with Palantir focused on leveraging their robust data platform to help drive our business forward. The Palantir Foundry platform will support SAM in scaling our growth and impact across a range of key service areas, including bookings and reservation, operator tools, operator partnership services, our pricing engine and fleet management systems. Palantir has executed a SAFE and has agreed to accept either cash or Common Stock as compensation for their future services after we are public. Please see section entitled “— Financing Arrangements — SAFEs” for additional details on the SAFE.

Creating the proper big data foundation is an important building block to support our goals of creating a fully connected airplane. We believe Palantir’s depth of professional services, production infrastructure support and track-record of success will be a key differentiator in delivering on our vision.

Significant Operating Expertise

Existing Operations of Scale in the Provision of Air Mobility Services

Surf Air was founded in 2011 and Southern was founded in 2013. Surf Air and Southern both currently provide scheduled and on-demand services, while Southern also supports the EAS program. SAM expects to fly nearly 500,000 passengers in 2022, an estimated increase of approximately 46% compared to 2021. This growth is supported by expansion of the planned SAM fleet, which on a combined basis consisted of 49 Surf Air and Southern aircraft as of June 30, 2022, an estimated increase of 44% compared to 2021. By the end of 2022 we expect to add six more aircraft to our fleet, which is expected to fly over 76,000 flights in 2022, an estimated increase of 17% compared to 2021.

As of June 30, 2022 Surf Air’s and Southern’s combined scheduled network connected an aggregate of 41 airports in 16 U.S. states and territories. By the end of 2022, we expect to add seven additional airports and four additional U.S. states and territories.

2021 operating statistics

330,000+
Passengers

34
Airports

65,000+
Flights

40
Aircraft Fleet

Combined Business Footprint

2022 projected operating statistics:

~500,000
Passengers

48
Airports

~76,000
Flights

55
Aircraft Fleet

SURF

Sources of Air Mobility Revenue

Surf Air and Southern generate revenue from three categories of air mobility services:

Scheduled Air Service — Surf Air and Southern generate revenue from operating scheduled commercial air service flights which are sold to the public primarily on a per seat basis. For the year ended December 31, 2021, Surf Air generated approximately $5.3 million from scheduled air service, which is derived from membership subscriptions, principally relating to two main categories of membership: All You Can Fly and Pay As You Fly. For the year ended December 31, 2021, Southern generated $25.8 million and $3.2 million from passenger and other revenue, respectively, which, together, is considered a part of scheduled service operations.

As of June 30, 2022, Surf Air and Southern operate 40 Cessna Caravans out of a fleet of 49 aircraft, with Surf Air operating four aircraft and Southern operating 45 aircraft. We expect to add six aircraft by the end of 2022 to bring the total fleet to 55 aircraft. Additionally, we believe we will be the largest commuter air carrier by both size of Cessna Caravan fleet and number of scheduled departures of Cessna Caravans in the United States. With our EP1 hybrid-electric powertrains expected to enter service in 2025, we believe we will be the first to operate an electrified fleet of aircraft in commuter operations.

Essential Air Service (“EAS”) — Southern generates revenue from EAS contracts through guaranteed subsidies from the Department of Transportation. For the year ended December 31, 2021, Southern generated $25.6 million of revenue from EAS contracts.

The EAS program was put into place in the United States following the Airline Deregulation Act of 1978 to ensure that small communities continued to receive a minimal level of air service. EAS contracts are guaranteed revenue contracts issued by the DOT. The EAS program subsidizes scheduled flights to connect underserved communities with larger airline hubs. These contracts help add predictable stability to Southern’s operations from both a route and revenue planning perspective.

We believe that Southern is a leader in securing and renewing EAS contracts, which we believe will be a critical differentiator as we work to expand our point-to-point short haul regional air mobility network. Southern works with key stakeholders in the communities it intends to serve as well as the DOT, and has been able to tailor air travel solutions that are responsive to the key needs of these smaller, underserved communities. Southern has consistently been able to differentiate itself to win contracts by leveraging its large scale and depth of operational expertise to offer a low cost, highly reliable service proposal.

On-Demand — Surf Air and Southern generate revenue from on-demand flights created for customers on an ad-hoc, by request basis. A small number of the on-demand flights are operated on our fleet; the majority are arranged on third party turboprops or small jets. For the year ended December 31, 2021, Surf Air and Southern generated $6.4 million and $3.1 million respectively from on-demand operations.

Today Surf Air offers on-demand flight booking capabilities on our consumer platform enabled by our Surf Air app. This business represents a high-margin, capital light source of revenue.

Customer Experience

We believe that the customer experience that Surf Air has developed is a meaningful differentiating advantage. Surf Air has created an exceptional flying experience solving the greatest pain points of regional commercial flying. Through its large scale, Southern has a substantial customer service operation to support its travelers. Leveraging our combined experience, SAM intends to give our customers a stress-free and time-saving airport and travel experience.

Seamless Booking.    Our customer journey begins digitally through both our booking app and website, creating a personalized air travel experience. Using the app and website, customers have access to a real-time digital marketplace. Customers can conveniently purchase tickets on existing scheduled flights or create private charters. Customers have access to an array of available aircraft to meet various travel needs.

Local Airports & Private Terminals.    Surf Air operates scheduled and on-demand flights in and out of small airports and private terminals. This provides our customers with the convenience of an accessible airport closer to their origin and/or destination and the convenience of a smooth private terminal experience. In the future, together with Signature, the world’s largest private aviation terminal operator, we intend to expand our footprint enabling us to replicate our unique flying experience at scale.

Reduced Travel Times.    Operating in and out of regional airports and private terminals creates an experience which reduces travel time for our customers. On a typical commercial flight, major airlines recommend customers arrive two hours before their departure time. In contrast, Surf Air customers only need to arrive 15 minutes before their flight, which results in Surf Air passengers saving approximately 1.5 to 1.75 hours per departure.

Hassle Free Experience.    Surf Air’s member services and concierge teams offer all customers a direct touchpoint to help manage any travel related needs leading up to and on the day of the flight.

Pilot Shortage Solution.    Recent and longer-term trends in the airline industry have led to a large disruption in the supply of available aircraft pilots. A reliable, predictable and adequate availability of pilots is an integral part of any airline’s ability to maintain consistent scheduling of their operations. Surf Air’s and Southern’s business models, flying under Part 135 regulation and using primarily single-engine aircraft will make us a “maker” and not a “taker” of pilots. Therefore we believe we are a solution to the pilot shortage. Furthermore, with Southern’s pilot partnership with SkyWest, we are able to ensure that hiring and retention costs are primarily offset by promoting pilot career flow into the regional airline.

As we transition to fully electric flight, we believe we are uniquely positioned to manage programs designed for training pilots for any new requirements related to operation of electrified aircraft. Through our combination as supplier of new electrified aircraft and facilitator of a pilot training pipeline we believe we will be uniquely positioned to create a program to ensure an adequate supply of pilots for the introduction of electrified flight.

We believe that our current and future experience and knowledge, generated by operating our own large scheduled fleet and charter operation, combined with our partnerships and interactions with operators, brokers, lessors and OEMs puts us in a unique position to identify, create and commercialize the best electrification products and services for our evolving industry.

Access to Sustainable Aviation Fuel.    Our relationship with Signature is expected to increase our access to SAF. Signature offers fuel throughout their FBO network as one of their base services. Signature, through their Signature Renew program, has committed to, and is already offering, SAF at select locations with plans to expand throughout their network. SAM expects to benefit from this existing footprint and will work with Signature to make SAF available more broadly in SAM’s network.

Experienced Management Team & Board

Our team is comprised of seasoned executives with experience directly applicable to our current regional air mobility operations as well as the future business lines we intend to develop. The team has a proven track record of creating new brands, raising capital, executing acquisitions and scaling operations within the airline industry and across a diverse group of other sectors. Many of our management and board members have held key positions within the aviation community in senior roles at major airlines, aircraft OEMs and at new ventures within the advanced regional air mobility sector. Our team has prior experience at top companies such as Delta Air Lines, Fairchild Dornier, Flexjet, Lufthansa, Virgin America, and Wisk.

Ecosystem Based Business Model

We believe there is significant value to be created by leveraging our ability to serve both customers and operators within the regional flying ecosystem. We believe this will accelerate the demand for electrified aircraft and green regional flying. By enabling new demand through our digital marketplace operations and catalyzing new supply through new technology and financing solutions, we believe we can create an ongoing cycle of growth.

Step 1:    Expand the Network

Following the mergers and once we are a public company, and subject to the receipt of the additional capital we intend to raise in early 2023, we intend to expand our scheduled and on-demand operations. The addition of Southern’s operating scale to Surf Air’s direct-to-consumer technology platform and established West Coast brand provides significant depth of expertise to execute on our growth plan. Through our public company access to capital, committed fleet order with TAI and data-driven network growth plan we believe we have a well-defined path to rapidly expanding our network.

Step 2:    Facilitate Industry Capacity Growth

Given our plans to rapidly expand our network we intend to develop additional third-party operating relationships. Surf Air has extensive experience using third party operators in its scheduled and on-demand platform. As a result of Surf Air’s past experience, we will have in-depth knowledge of the success factors and key challenges facing independent operators and believe we can facilitate growth with operator relationships by deploying a robust set of product and services focused on financial and commercial tools.

As we continue our growth we intend to establish either a wholly owned or joint-venture aircraft and powertrain financing company. We believe this will add additional value for our operator relationships and create stickiness in our broader commercial ventures. We plan to offer bundled products and services to operators, both those flying within our network and independently, which will be described as Aircraft-as-a-Service and Powertrains-as-a-Service. We believe these bundles will support revenue and earnings growth from powertrain sales, maintenance and technology platform revenues.

Step 3:    Deploy Our Certified Green Propulsion Technology

If we successfully accomplish step 1 and step 2 during 2023 and 2024, we believe we can establish the scale needed to take full advantage of the technology deployment once the STC for our planned hybrid-electric Cessna Grand Caravan is approved and ready for deployment in 2025. At that time, we expect to have a sizeable base of Cessna Caravans on our platform that will provide us with a captive demand source for our electrified powertrains. These Cessna Caravans will be both from our own fleet and those secured through relationships with other Cessna Caravan fleet operators.

We intend to leverage the development process learnings derived from our Cessna Grand Caravan STC for our 9 to 30 seat airframes in the turboprop category where we believe there is sufficient commercial demand to provide favorable returns on investment. We have an agreement in place with AeroTEC related to this future pipeline of work.

Through the software architecture of our electrified powertrain design and our relationship with Palantir, we expect to have a data-driven relationship with each plane and operator, which will enable on-going aircraft health monitoring and over-the-air-updates creating a connected aircraft platform. This ability to capture data combined with our Palantir partnership will support both our own operating efficiencies as well as provide a high degree of real-time data collection in support of other mobility insight initiatives. This focus on technology is a key part of our business plan as we work towards becoming a data driven and technology enabled organization.

Unlike the world of automobiles, in aviation, the engine and the airframe have long been managed as separate business models, controlled by a different set of OEMs. The airframe typically is a long-lasting structure, which, relative to the engine, requires less-costly maintenance. Engines on the other hand, require constant maintenance and periodic full overhauls. Operators typically pay on a time-based mechanism into an engine-reserve account, deploying the accumulated capital to “reset the clock” on the engine every several thousand hours of operation. In this framework SAM will manage its powertrain business in a similar fashion. Our hybrid-electrified and electrified powertrains will be controlled by software that will have a predictive maintenance layer, making the powertrain and aircraft a connected system enabling better visibility and cost control for the operator and performance data collection in support of SAM’s future product development.

Step 4:    Optimize Future Deployment of Third-Party Green Aircraft

Longer term, we expect to become a technology agnostic green aviation platform, and intend to foster relationships with green aerospace OEMs, offering an ecosystem (data, software services, financial services and consumer pathway) as a commercialization pathway for their products. We intend to provide services for all type of current and future green technology regardless of whether they are hybrid, battery electric or hydrogen based solutions, irrespective of if they apply to eVTOL, regional or longer range applications. We believe our connected aircraft platform, large consumer and operator base and aircraft financing products will provide an attractive entry proposition for both new and incumbent OEMs.

We believe that the four steps outlined above will set the flywheel of the regional air mobility industry into motion and that SAM will be positioned to benefit from significant revenue and earnings growth.

Additional Future Growth Opportunities

We intend to continue growing our business through acquisitions and additional commercial relationships, which will allow us to further strengthen our network, technology platform and brand. Opportunities we may explore include, but are not limited to:

•        Growing our scale through such activities as acquiring other regional air carriers, leasing portfolios and charter brokers.

•        Enhancing our platform through such activities as purchasing and integrating other existing software solutions.

•        Further improving our electrification value chain through activities such as creating joint-ventures with key component OEMs and acquiring additional core technical capabilities.

In addition to exploring acquisition and partnership opportunities focused on adding scale to our current operations, in the long term we expect to be well positioned to explore complementary businesses and commercial relationships, examples of which include:

•        Engaging with other companies creating green technology aircraft to help bring them to market through our fleet operations and our Aircraft-as-a-Service platform.

•        Co-financing partnerships with other aircraft lessors to enable a sales channel into their aircraft portfolio for SAM electric powertrains.

•        Developing and monetizing the ground infrastructure expected to be required to support the growth in electrified airplane fleets such as charging stations and alternative forms of sustainable fuel.

Key Agreements

Textron Aviation Inc.

Collaboration Agreement

On September 15, 2022, SAM entered into a Collaboration and Engineering Services Agreement (the “Collaboration Agreement”) with Textron Aviation Inc., a Kansas corporation (“TAI”), a subsidiary of Textron, Inc. The Collaboration Agreement provides, among other things, that TAI will provide SAM certain services in furtherance of development of an electrified powertrain technology (the “SAM System”). Under the Collaboration Agreement, SAM agrees to meet certain development milestones by specified dates, including issuance of a supplemental type certificate by the FAA. The Collaboration Agreement becomes effective on the date that SAM shares are publicly traded on a national securities exchange (the “TAI Effective Date”).

The Collaboration Agreement is part of a series of related agreements that govern the relationship between TAI and SAM, which agreements include an Aircraft Purchase Agreement, (the “APA”), pursuant to which SAM agrees to purchase certain Model 208B Grand Caravan EX aircraft (the “Caravan”) from TAI, an Amended and Restated Sales and Marketing Agreement (the “SMA”), which outlines the exclusive relationship and sales, promotional and marketing commitments between TAI and SAM for the Caravan SAM System and Caravan SAM System equipped aircraft (together, the “SAM Aircraft”), and a Data License Agreement (the “DLA” and collectively with the Collaboration Agreement, the APA and the SMA, the “TAI Agreements”), which provides for SAM’s licensing of certain technical information with respect to the Caravan from TAI to facilitate SAM’s development of the SAM System.

The Collaboration Agreement is subject to termination events including the failure by SAM to meet certain milestones, a change of control of SAM, TAI’s reasonable determination that a market for aircraft equipped with the SAM System is not viable, TAI’s reasonable determination that the FAA is unlikely to approve a supplemental type certificate for the SAM System on the Caravan, TAI’s reasonable determination that SAM has failed to develop its product offerings compared to other parties pursuing similar products, TAI cessation of manufacturing of the Caravan, termination of the TAI Agreements or the TAI Effective Date not occurring by March 31, 2023.

Restated Sales and Marketing Agreement

On September 27, 2022, SAM entered into the SMA, pursuant to which TAI appointed SAM as its exclusive supplier of certain identified categories of battery electric and hybrid-electric propulsion systems for the Caravan (the “Exclusive System”) for a period commencing on the TAI Effective Date and ending on the date that the exclusivity rights are terminated by TAI or SAM under the SMA. Pursuant to the SMA, the Parties agreed to develop marketing, promotional and sales strategies for the SAM Aircraft and further agreed to (a) include the SAM Aircraft in sales and marketing materials (print and digital) distributed to authorized dealers, (b) prominently display the SAM Aircraft on their respective websites and social media, (c) include representatives of SAM and TAI at trade show booths, (d) market

SAM Aircraft and conversions to SAM Aircraft to all owners of pre-owned Caravans, and (e) not advertise or offer any third party Exclusive System variants of the Caravan. Certain technologies for aircraft propulsion are specifically carved out from the Exclusive System. The SMA provides for payment by SAM of exclusivity fees aggregating $40 million, with certain amounts deferred such that the aggregate fee is payable over four years commencing on the earlier of the year after SAM obtains a supplemental type certificate for the SAM System on the Caravan (the “SAM STCs”) or the 5th anniversary of the TAI Effective Date. SAM’s obligation to pay exclusivity fees in any year may be offset, in whole or in part, based on the achievement of certain sales milestones of SAM Aircraft and Caravans subsequently converted to a SAM System. TAI can terminate the Exclusivity Period upon the occurrence of a specified termination event under the Collaboration Agreement or after the 8-year anniversary of the TAI Effective Date. Under the SMA, SAM is designated as TAI’s “Official Leasing Partner” for the SAM Aircraft.

The SMA is subject to termination events and termination upon certain additional events, including, among other events, termination by SAM or TAI if the other party terminates the exclusivity rights in the SMA, termination by TAI upon a change of control of SAM, the TAI Effective Date does not occur on or prior to March 31, 2023 and any termination of the other TAI Agreements.

Data License Agreement

On September 15, 2022, SAM entered into the DLA, pursuant to which licensor under the DLA agreed to provide to SAM certain technical data, drawings, and specifications related to the Caravan to facilitate SAM’s development of the SAM System for upfits or retrofits of the Caravan. In addition, the DLA provides TAI with a license to “in draw” one or more of SAM STCs into TAI’s type certificate for the Caravan or use SAM STCs to install SAM Systems onto Caravans.

The DLA provides for payment by SAM of license fees aggregating $60 million over a multi-year period. SAM’s obligation to pay the ongoing license fees in any year may be offset, based on achievement of certain sales milestones of SAM Aircraft and Caravans subsequently converted to a SAM System. SAM’s license under the DLA is subject to certain other restrictions and obligations, including, but not limited to, confidentiality requirements, restrictions on use of the technical information provided by the licensor and adherence to any regulatory requirements with respect to the technical information.

The DLA is subject to customary termination provisions. The DLA may also be terminated by TAI upon certain specified events, including, among other events, breach of the confidentiality provisions contained in the DLA, a change of control of SAM, termination of the APA under certain circumstances, or if the TAI Effective Date does not occur on or prior to March 31, 2023. The DLA can be terminated by SAM, among other events, if the exclusivity rights under the SMA are terminated by TAI.

Aircraft Purchase Agreement

On September 15, 2022, SAM entered into the APA with TAI, pursuant to which, SAM will purchase 100 specifically configured Caravans having an aggregate purchase price in excess of $300 million, with an option to purchase an additional 50 specifically configured Caravans having an aggregate purchase price in excess of $150 million, over the course of 7 years. The final price to be paid by SAM will be dependent upon a number of factors, including the final specifications of such aircraft and any price escalations. The initial deliveries of the aircraft under the agreement will not commence until the second calendar quarter of 2024. The terms and conditions of the APA contain price escalation clauses under certain circumstances. The APA becomes effective on the TAI Effective Date.

In addition to customary termination provisions for both parties, the APA may also be terminated by SAM if TAI terminates the exclusivity rights granted to SAM under the SMA. TAI may terminate the APA for certain specified events including the specified termination events under the Collaboration Agreement or termination of the other TAI Agreements.

Aerospace Testing Engineering & Certification, Inc. and magniX USA, Inc.

On April 28, 2022, SAM entered into a Three-Party Agreement with AeroTEC and magniX, amended by the Amendment to Three-Party Agreement, dated as of October 28, 2022 (the “Three-Party Agreement”). the Three-Party Agreement provides an overview of the parties’ intentions and cooperation plan for future definitive agreements. Pursuant to the Three-Party Agreement, AeroTEC and magniX will provide services and assistance for the development and FAA certification of Cessna Caravan STCs by utilizing the magniX EPU and magniX ESS as key components of the hybrid-electric and fully-electric propulsion systems. The targeted completion date for FAA STC certification of the hybrid-electric Cessna Caravan STC is 2025.

According to the Three-Party Agreement, the parties must successfully complete (1) an examination of the functional and performance requirements of the system and the preliminary program or project plan, to ensure that the requirements and the selected concept will satisfy the goals (the “SRR”) and (2) an examination of the proposed requirements, the mission architecture and the flow down to all functional elements of the mission to ensure that the overall concept is complete, feasible and consistent with available resources (the “CoDR”). Following the completion of the SRR and the CoDR, separate definitive two-party agreements will be negotiated and executed by and between SAM and AeroTEC, on the one hand, and by and between SAM and magniX, on the other hand. Both definitive agreements will examine the proposed terms and conditions of the partnership. Additionally, following the completion of the SRR and the CoDR, the parties will develop a comprehensive program plan and schedule for preliminary design review, conceptual design review and other design, component selection, supply chain validation, product support capabilities and appropriate issues related to obtaining the STC (the “Program Plan”).

During the duration of the services agreement between AeroTEC and SAM for the development of an STC for the Cessna Grand Caravan EX, AeroTEC will work exclusively with SAM to develop and obtain STCs for hybrid and other electrified Cessna Caravan models; provided that, in the event that market demand warrants certification of a Cessna Caravan model that SAM is unwilling or unable to support, AeroTEC and SAM will negotiate a commercially reasonable agreement and/or license to allow such independent STC development.

SAM will pay AeroTEC, magniX and other providers of services and components all costs and expenses to develop and certify the SAM STC.

The Three-Party Agreement will terminate if the Program Plan has not occurred within six months of the signing of the agreement or if the parties fail to reach an agreement on definitive agreements within six months of the Program Plan completion.

The success of the Three-Party Agreement and future two-party definitive agreements is directly dependent on the cooperation of TAI and the TAI related agreements. SAM intends to use its commercially reasonable efforts to obtain TAI’s permission to share its data license under the TAI Agreements with AeroTEC and magniX to support their efforts for development.

Signature Flight Support LLC

On March 18, 2022, SAM and Signature Flight Support LLC (“Signature”) entered into a Memorandum of Understanding (“MOU”). The MOU is only an expression of intent; the parties do not intend to be bound by the suggested terms. The MOU provides for a collaborative relationship whereby Signature will provide FBO services and support for SAM’s network at existing and new Signature locations. In addition, SAM and Signature will co-develop a standardized end-to-end customer experience; co-develop branding and marketing opportunities to common customer bases; co-invest in technology and facilities to support their operations; and advance and develop green aviation technologies and services. As part of this partnership, SAM plans to relocate its existing station at the Santa Barbara Airport to Signature’s leasehold. The MOU will stay in effect until the parties enter into a definitive agreement, or two years after the signing of the MOU. Either party may terminate the MOU at any time by providing three months written notice to the other party.

SkyWest Airlines, Inc.

On July 17, 2019, Southern and SkyWest Airlines, Inc. (“SkyWest”) entered into a Pilot Pathway Agreement, amended by Amendment No. 1 to Pilot Pathway Agreement, dated as of October 1, 2020 (the “SkyWest Agreement”). Pursuant to the SkyWest Agreement, SkyWest will facilitate a recruitment career pipeline from Southern’s flight school cadet program to SkyWest.

The SkyWest Agreement will automatically renew for additional, successive one year terms, unless and until Southern or SkyWest provides a written non-renewal notice. The SkyWest Agreement is subject to customary termination provisions. The SkyWest Agreement may also be terminated by SkyWest, if following the occurrence of a pilot refund event of tuition and fees, SkyWest does not receive full reimbursement from Southern of all amounts paid with respect to such pilot under the program within one hundred and twenty (120) days following the refund event, then, SkyWest can terminate the SkyWest Agreement.

Jetstream Aviation Capital, LLC

On October 10, 2022, SAM and Jetstream entered into a Master Agreement (the “Jetstream Agreement”) governing certain of the principal terms of the sale and leaseback by SAM of certain aircraft, subject, among other things, to the entry into separate binding sale and purchase agreements for each individual aircraft and a separate binding lease agreement for each individual aircraft. The arrangement provides for a sale and/or assignment of purchase rights of aircraft from SAM to Jetstream and the leaseback of such aircraft from Jetstream to SAM with a maximum aggregate purchase amount of $450 million, including a $120 million total minimum usage obligations for SAM.

The arrangement further provides that Jetstream and SAM will endeavor to co-market SAM’s electrified powertrain technology to Jetstream’s other customers and lessees. Subject to further negotiation and entry into definitive agreements, Jetstream also intends to commit to acquire up to 50 hybrid-electrified powertrains per year for five years. The powertrains will be installed in Jetstream’s aircraft and leased to other customers, subject to certain thresholds and governmental approval processes. Both parties will endeavor to collaborate on potentially developing a co-financing platform pursuant to which SAM may offer leasing terms to its third party service operators. The Jetstream Agreement may be terminated (i) if our Common Stock is not publicly listed and the Southern acquisition is not consummated prior to December 31, 2023; (ii) upon a termination notice by either party in the event material adverse change in the business of the other party which is not resolved within 30 days of such notice; and (iii) as mutually agreed in writing by the parties.

Related Agreements and Transactions

Southern Acquisition

On November 11, 2022, the Company, SAM, SAC Merger Sub Inc., and Southern entered into an Amendment No. 3 to that certain Acquisition Agreement dated as of March 17, 2021, as amended by that certain Amendment No. 1 dated as of August 22, 2021 and Amendment No. 2 dated May 17, 2022 (the Acquisition Agreement along with Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Southern Acquisition Agreement”), pursuant to which, subject to the terms and conditions thereunder, the parties thereunder agree to effect a merger of SAC Merger Sub Inc. with and into Southern, with Southern continuing as the surviving corporation and a wholly-owned subsidiary of SAM. The Southern Acquisition and the transactions contemplated thereunder will close simultaneously with the listing.

A brief description of the terms of the Southern Acquisition Agreement follows:

Consideration.    The Southern security holders are entitled to receive a number of shares representing the greater of (a) share equal to a value of $81.25 million (based on the opening price per share of our Common Stock at listing); or (b) 12.5% of shares of the fully-diluted shares of SAM upon listing.

Representations and Warranties.    The Southern Acquisition Agreement contains customary representations and warranties for the parties, which are generally subject to materiality and material adverse effect qualifiers. The representations and warranties of Southern include, without limitation, representations regarding the organization, authorization and capitalization of Southern and the subsidiaries, financial statements and permits of Southern. Southern represents and warrants that (i) the consummation of the transactions contemplated by the Southern Acquisition Agreement will not result in a violation or default under any contract, the governing documents of Southern, or any law, (ii) no consent is required in connection with the transaction, (iii) neither Southern nor any of its subsidiaries has any indebtedness and (iv) Southern has complied with all laws. Each of the Surf Entities makes customary representations and warranties to Southern, including the organization, authority and capitalization of each Surf Entity.

Covenants.    The Southern Acquisition Agreement contains customary covenants. During the interim period between the date of the Southern Acquisition Agreement until the Closing, other than in the ordinary course in connection with the Car Rental Program, Southern may not incur any indebtedness, or guarantee any indebtedness of any person; provided, however, nothing shall prohibit Southern from incurring or guaranteeing indebtedness for the purchase of additional airplanes.

Closing Conditions.    The consummation of the Southern Acquisition is conditioned upon the following: (i) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction, order or other legal restraint (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Southern Acquisition illegal or otherwise prohibiting or preventing consummation of the Southern Acquisition; (ii) the representations and warranties of each party to the Southern Acquisition Agreement shall be true and correct as of Closing and each party shall have performed and complied in all material respects with all covenants and obligations under the Southern Acquisition Agreement; (iii) the Key Employee shall have entered into the Key Employee Agreement (as defined in the Southern Acquisition Agreement); (iv) SAM shall have minimum cash available of at least $100 million and SAM shall own directly or indirectly Surf Air Inc. and its subsidiaries, and Southern and its subsidiaries and have either consummated the Ampaire Transaction or an Ampaire Equivalent Transaction (as defined in the Southern Acquisition Agreement); (v) the Registration Statement shall have become effective under the Securities Act and no stop order suspending the use of the Registration Statement shall have been issued by the SEC; and (vi) the Internal Reorganization shall be simultaneously consummated with the Southern Acquisition. For the purposes of the conditions in clause (iv), $100 million of the Share Subscription Facility will be deemed to be received by SAM substantially concurrently with the Closing (even though it will not be funded until after Closing if at all) and SAM’s partnership with AeroTEC and magniX will constitute an Ampaire Equivalent Transaction.

Additional Terms.    Southern has the right to designate one of the members of the SAM Board initially designated by Surf Air, which Southern agrees will be Stan Little (or, if Stan Little, is unable to serve, a replacement determined by Southern prior to Closing), and, if at any time within twelve (12) months following the Closing Date, the number of directors of the SAM Board is increased to more than nine (9) members, Stan Little shall be entitled to designate an additional director to the SAM Board. SAM has also agreed to register the resale of the Common Stock issued in the Internal Reorganization and the Southern Acquisition.

The foregoing description of the Southern Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Southern Acquisition Agreement, which appears as an exhibit to the registration statement of which this prospectus forms a part.

Financing Arrangements

Share Subscription Facility

On May 17, 2022, the Company entered into an Amended and Restated Share Purchase Agreement with GEM Global Yield LLC SCS (“GEM”) and GEM Yield Bahamas Limited (“GYBL”), providing for a Share Subscription Facility of up to $400 million, which amended and restated a share purchase agreement between the same parties dated as of August 25, 2020. Pursuant to the Share Subscription Facility, the Company has agreed to issue and sell to GEM, and GEM has agreed to purchase from the Company, up to a number of shares of Common Stock having an aggregate value of $400 million (the “Aggregate Limit”), which may be drawn in installments, subject to the satisfaction of certain conditions, including that a registration statement for the facility having been declared effective provided, that the amount requested for each draw down may not exceed 400% of the average daily trading volume for the 30 trading days immediately preceding a draw down (the “Trading Volume Condition”). The Company may request advances upon future draw downs in the aggregate amount of $100 million. Subject to the satisfaction of certain conditions, including the effectiveness of a resale registration statement for the shares purchased by GEM, but excluding the Trading Volume Condition, such advances will be available in four $25 million increments following the first, 20th, 40th and 60th trading day all conditions are satisfied. GEM will have no obligation to pay any such advances in the event GEM or one of its affiliates actually purchases $100 million of securities of the Company in a private placement. GEM will also purchase an amount of shares of the Company equal to 0.75% of the total number of shares outstanding on the listing date, on a fully diluted basis, for a purchase price of $0.01 per share (the “Purchased Shares”).

The terms of the Share Subscription Facility provide for, among other things, (i) payment by the Company of a commitment fee of $8 million (equal to 2% of the Aggregate Limit), payable in cash or stock, deliverable in installments, but no later than the first anniversary of SAM’s first trading day and (ii) that GEM will not be required to purchase shares if the purchase would result in GEM beneficially owning more than 9.9% of outstanding Common Stock, subject to waiver of the limitation by GEM. In the event that the Company does not complete an initial public offering, direct listing or a reverse merger transaction, for any reason, but instead completes a transaction or other private business combination which results or would result in a change of control of the Company, the Company will pay to GYBL at or prior to the closing of such transaction 0.75% of the total consideration received by the Company, its shareholders and management in such transaction, in lieu of the Purchased Shares. The Company has agreed with GEM not to enter into any other agreement of which the principal purpose is to secure an equity line similar to the financing provided under the Share Subscription Facility.

The Share Subscription Facility terminates automatically on the earlier of (i) 36 consecutive months from the listing date, (ii) five years from the effective date of the facility and (iii) the date GEM shall have purchased the Aggregate Limit.

The foregoing description of the Share Subscription Facility does not purport to be complete and is qualified in its entirety by reference to the complete text of the Share Subscription Facility, which appears as an exhibit to the registration statement of which this prospectus forms a part.

SAFEs

The Company has entered into SAFEs for an aggregate amount of approximately $49 million (of which approximately $15 million was funded through the cancellation of obligations owing by the Company to a counterparty, approximately $19 million was funded through in-kind services and approximately $15 million was funded in cash). The SAFEs are presented on the Company’s balance sheet at fair value, which was $11.4 million as of June 30, 2022. The SAFEs provide, among other things, for the conversion of such SAFEs into shares of our Common Stock in connection with a public listing. The SAFEs were issued by the Company to LamVen LLC, Broader Media Holdings, LLC, Park Lane Investments, LLC, Partners for Growth V, L.P. and Palantir Technologies, Inc. The funds invested under the SAFEs will be deemed received by SAM substantially concurrently with the listing of our Common Stock.

The foregoing description of the SAFEs does not purport to be complete and is qualified in its entirety by reference to the form of SAFEs, which appears as an exhibit to the registration statement of which this prospectus forms a part.

Government Regulation

SAM will be subject to government regulation at local, state, national and international levels. The scope of these regulations is exceedingly broad, covering a wide range of subjects that includes, but is not limited to, those summarized below. Given the dynamic and rapidly evolving nature of the regulatory environment, the conduct of our business will always include a measure of risk and we may not be able to predict or control how new regulations might be written, or predict how existing regulations may be interpreted, or enforced.

Various aspects of our business, including scheduled and on-demand air service and electrification, are all impacted by interrelated but distinct regulatory frameworks.

Principal Domestic Regulatory Authorities

DOT

The U.S. Department of Transportation (the “DOT”) is the principal regulator of economic and consumer protection matters in the U.S. commercial aviation industry. The DOT licenses and oversees the operations of all carriers. This includes economic authority to conduct business as a type of air carrier, as well as consumer protection and insurance requirements that are applied to the conduct of such business. The DOT also oversees the marketing, sale and performance of public charter flights (charter flights which are sold by the seat) that may be arranged by an indirect air carrier (i.e., an entity that does not operate aircraft but contracts as a principal with a direct air carrier to do so on its behalf), for the purpose of offering its chartered flights to the public that will be performed by an identified direct air carrier at a predetermined date and time (in contrast to the on-demand, or as-needed/where-needed, character of certain of our services). The DOT oversees and regulates how airlines advertise and hold out services. The DOT also oversees the sale, holding out and arrangement of single-entity charter air transportation (charter of the entire capacity of an aircraft, in contrast to public charter flights which are sold by the seat). The DOT has authority to enforce laws and regulations against engaging in “unfair” or “deceptive” practices in the sale or provision of air transportation. The DOT promulgates and enforces various other consumer protection laws and regulations to which we are subject, including requirements related to non-discriminatory access to air transportation for disabled passengers, data reporting, recordkeeping, advertising and ticket sales, among others. The DOT is also responsible for monitoring and assuring that U.S. air carriers remain fit, willing and able at all times to provide the services for which they are licensed, and that such carriers qualify continuously as citizens of the United States within the meaning of U.S. aeronautical laws and regulations.

FAA

The Federal Aviation Administration (the “FAA”) is an operating administration of the DOT and the principal regulator of safety matters in the U.S. aviation industry. The FAA’s regulations touch on many aspects of civil aviation, such as the design and manufacture of aircraft, engines, propellers, avionics and other components, including applicability of engine noise and other environmental standards; the inspection, maintenance, repair and registration of aircraft; the training, licensing or authorizing and performance of duties by pilots, flight attendants and maintenance technicians; the testing of safety-sensitive personnel for prohibited drug use or alcohol consumption; the design, construction and maintenance of runways and other airport facilities; the operation of air traffic control systems, including the management of complex air traffic at busy airport facilities; the safety certification and oversight of air carriers including their operations and maintenance; the establishment and use of safety management systems by air carriers; the promotion of voluntary systems to encourage the disclosure of data that may aid in enhancing safety; and the oversight and operational control of air carriers by their accountable managers, directors of operations, directors of maintenance and other key personnel.

TSA

The Transportation Security Administration (the “TSA”) is an administration within the Department of Homeland Security which issues security programs to air carriers and ensures that air carriers operate in a manner consistent with any security program and other requirements issued to the carrier.

Air Services

Regional airline services are currently regulated by both the DOT, which provides the economic authority to operate as an airline, and the FAA, which provides the safety authority. Southern currently holds a Commuter Air Carrier Authorization issued by the DOT under 14 C.F.R. Part 298 (“Part 298”) and an Air Carrier Certificate issued by the FAA under 14 C.F.R. Part 119 with FAA Operations Specifications issued under 14 C.F.R. Part 135 (“Part 135”). The requirements of Part 298 and Part 135 are continuing in nature and Southern must comply with them at all times.

Part 298 Requirements — Airlines are generally required to obtain a certificate of public convenience and necessity issued under section 41102 of 49 U.S.C. Subtitle VII in order to hold out and sell air transportation services to the traveling public (a “Certificate”). As a “commuter air carrier” which operates small aircraft under Part 298, Southern operates under an exemption from the statutory requirement to obtain or hold a Certificate as well as certain requirements applicable to airlines operating large aircraft. Provided that Southern continues to qualify for this exemption by maintaining in effect its Commuter Air Carrier Authorization issued by DOT, it will remain exempt from this requirement. Although Southern is not required to hold a Certificate, it is subject to rigorous other requirements, as well as various DOT consumer rules. For example, Southern must file with the FAA evidence that it has aircraft accident liability insurance coverage, and it must maintain that coverage. It must also continuously meet the fitness and citizenship requirements described below, refrain from operating large aircraft (those originally designed for more than 60 seats or more than 18,000 pounds payload capacity), comply with security requirements established by the TSA of the Department of Homeland Security, comply with various financial and passenger traffic reporting requirements, not engage in any practices DOT considers unfair or deceptive, and notify DOT in advance of any proposed substantial change in its ownership, operations or management.

Fitness Requirements — Carriers like Southern (and following the consummation of the transactions, SAM as the parent company of Southern), must be found to be fit, willing and able to perform the air transportation for which they are licensed by the DOT. This involves a DOT evaluation of the competence and compliance disposition of the airline’s management as well as an evaluation of the financial viability of the carrier and its ability to carry out its operations without putting customers’ money at unnecessary risk. In connection with DOT review of the transactions, Southern is undergoing a continuing fitness review by DOT keyed to these factors. The scope of the review includes SAM in its capacity as Southern’s prospective parent company. While this review is not yet complete, DOT has found Southern continuously fit dating from its initial review by the DOT in 2016-17.

Citizenship Requirements — In connection with Southern’s continuing fitness review, DOT will also consider whether Southern continues to qualify as a “U.S. citizen” within the meaning of applicable law (49 U.S.C. 40102 (a)(15)(C) as interpreted and applied by the DOT), which requires that an air carrier must continuously qualify as a “U.S. citizen”

to be eligible to hold its DOT and FAA licenses and provide air transportation. The scope of the review includes SAM in its capacity as Southern’s prospective parent company, and that is, SAM is subject to the same U.S. citizenship requirement as Southern. If an air carrier is found to not be a U.S. citizen, its DOT and FAA licenses can be revoked and the carrier would not able to fly commercially. To qualify as a “U.S. citizen” an entity:

1.      must be incorporated in the United States;

2.      must have a President and at least two-thirds of its board of directors and other managing officers be U.S. citizens;

3.      must have at least 75% of its voting interests owned and controlled by U.S. citizens; and

4.      must be under the actual control of U.S. citizens.

The DOT has emphasized that it makes its citizenship determinations on a case-by-case basis, considering the totality of the circumstances and weighing all the factors before determining whether an airline is under the actual control of U.S. citizens. See section entitled “Description of Capital Stock — Certain Foreign Ownership and Anti-Takeover Provisions of Delaware Law and the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws” for additional information.

Following the consummation of the transactions we believe that all relevant entities will all qualify as “U.S. citizens” as required because each entity is incorporated in Delaware. Stan Little, a U.S. citizen, will continue as the CEO of Southern and will become the CEO of SAM. More than two-thirds of the board of directors and other managing officers of each of the entities are U.S. citizens.

At least 75% of the voting interest of the above entities is owned by U.S. citizens, and the companies will remain under the actual control of U.S. citizens. As an additional measure to ensure compliance with the citizenship requirement, the corporate charter of SAM provides that in the event that persons who are not U.S. citizens were to acquire or have control over any shares of capital stock of SAM, the voting rights associated with such shares of stock shall be suspended automatically to the extent required to ensure that SAM will remain in compliance with the requirement that U.S. citizens maintain control of at least 75% of the voting shares of the entity.

Part 135 Requirements — In addition to the economic authority granted by the DOT under Part 298, a commuter airline must have safety authority from FAA under Part 135 or Part 121, depending on the type and size of aircraft operated. A carrier operating under Part 135 cannot fly aircraft with more than nine seats in scheduled service or more than 30 seats in charter service.

As is the case with DOT air carrier authority, FAA authority requires the carrier to be a “U.S. citizen.” Part 135 also includes the following additional requirements:

•        The carrier must have a physical location for its principal base of operations;

•        It must have at least one aircraft and all its aircraft must meet FAA airworthiness standards;

•        Its aircraft must be maintained according to FAA standards including an approved aircraft inspection program;

•        The maintenance records for its aircraft must be complete, accurate and appropriately documented;

•        The airline’s director of operations, chief pilot and director of maintenance must meet the specific qualification and experience requirements established by FAA;

•        The airline must submit manuals acceptable to FAA governing its operations, maintenance, handling of hazardous materials and training programs, as well as the current flight manual for each aircraft used in its operations;

•        Its crewmember training program must include the elements specified by FAA;

•        It must have a drug and alcohol testing program meeting regulatory requirements for its employees in safety sensitive positions;

•        It may have to adopt and implement a TSA-approved security program; and

•        It must comply with laws and regulations relating to pilot records designed to ensure that airlines adequately investigate a pilot’s background before allowing the pilot to conduct commercial flights as well as providing, updating and making available to potential employers pilot records developed while a given pilot is in its employ.

Essential Air Service (“EAS”) — Southern participates in the EAS program administered by the DOT. This program was enacted as part of the Airline Deregulation Act of 1978. The deregulation act was designed to allow airlines the freedom to determine their own routes and set their own prices. The EAS program was intended to ensure that, despite the economic freedom granted to the airlines, the small communities that had air service prior to enactment continued to receive a specified minimum level of air service, with a federal subsidy if necessary for that purpose. The EAS program was initially intended to last ten years but it has been extended and modified in the years since.

Airport and other Local Authorities — Airport authorities have the ability to charge fees and impose conditions on the use of their facilities. Airports also have limited proprietary authority to restrict access as a means of reducing aircraft noise impacts on the local community they serve. As an example, airports can restrict an airline’s ability to land at an airport only if the airport complies with the Airport Noise and Capacity Act of 1990 (“ANCA”). ANCA requires that certain review and approval procedures be completed before a proposed restriction that impacts aircraft is implemented

Marketing and Sales of Transportation Services

We will market our transportation services to the public in a variety of manners. Depending on how our platform and our business evolves, it is possible that, as a result of our on-demand services, the DOT may view us as operating as either an “air charter broker” or a “charter operator.”

Air Charter Broker

“Air charter brokers” are regulated by DOT under 14 C.F.R. Part 295 (“Part 295”), which applies generally to any entity that acts as an air charter broker. An air charter broker is defined as an entity, not an airline, that holds out, sells by itself or as an agent, or arranges single entity charter air transportation with an airline. In instances where an air carrier regulated under Part 298, such as Southern, acts as an air charter broker, Part 298 establishes requirements equivalent to those of Part 295 applicable to the carrier’s broker activities. A single entity charter is a charter for the entire capacity of an aircraft where the cost of the transportation is borne by the charterer and not by the individual passengers. Entities that qualify as air charter brokers are exempted from several provisions of title 49 of the United States Code. To qualify for these exemptions, air charter brokers (including Part 298 air carriers when acting as brokers) must use airlines that have the requisite authority from the DOT and the FAA. They are prohibited from engaging in unfair or deceptive practices or unfair methods of competition as determined by the DOT. All of the air charter broker’s advertising must make clear that the advertised air service will be provided by a properly licensed airline. Part 295 lists a series of disclosures that the broker must make to the charterer. It also enumerates various practices or misrepresentations that the DOT views as unfair or deceptive, and it lists various civil and criminal penalties that air charter brokers could be subject to if they violate the terms of the regulation.

Charter Operator

Charter operators (also known as “public charter operators”) are subject to much more extensive regulation than air charter brokers. They act as principals and are regulated under 14 C.F.R Part 380 (“Part 380”). Part 380 applies to entities that are engaged in the formation of groups for transportation on public charter flights. Public charters are one-way or round trip charter flights that are operated by one or more airlines. The airlines must have the requisite authority from DOT and FAA. A charter operator cannot advertise, receive money for, or operate a charter until it has filed a prospectus with DOT. Part 380 specifies in detail what shall be included in this prospectus. There also must be a contract between the charter operator and the airline that evidences a binding commitment on the part of the airline to provide the air transportation called for by the contract. Part 380 also specifies minimum contents of any solicitation materials for the charter as well as minimum contents of the contract between the charter operator and passengers.

Charter operators must pay the airline in full for the cost of the charter transportation prior to the scheduled date of the flight departure. Unless it is physically impossible to perform the trip, a charter operator may not cancel a charter less than 10 days before the scheduled departure of the outbound flight. If the charter is cancelled, passengers must be notified within 7 days. The charter regulations contain detailed requirements concerning the marketing and sale of charter flights and sets forth potential penalties if its provisions are violated.

Under DOT regulations and policies, it is possible for an air carrier to act simultaneously as the public charter operator and the direct air carrier for a given flight or series of flights. Such flights are known as “direct-sale charters.” Southern’s operations include certain direct-sale charters between points in Hawaii. With respect to such flights, Southern is subject to the Part 380 requirements summarized above as well as the Part 298 requirements ordinarily applicable to charter flights.

Electrification

The electrification contemplated in our business will involve major modifications to Cessna Grand Caravans and other existing aircraft. To ensure the safety of airline passengers, aircraft must be deemed airworthy by FAA. For an entirely new aircraft, this would require the manufacturer to show that the aircraft complies with FAA regulations, in which case, it would be granted a “type certificate” (“TC”) by the FAA.

A STC is a TC issued when an applicant has received FAA approval to modify an already type-certified aircraft from its original design. The STC, which incorporates by reference the related TC, approves not only the modification but also how that modification affects the original design. This is governed by 14 CFR Part 21, Subpart E and FAA Order 8110.4C. The Cessna Grand Caravan has had a TC from the FAA for many years. In order to modify this aircraft, we plan to apply to the FAA for an STC, allowing us to modify the design to include hybrid or fully electric powertrains.

The FAA lists the following major steps in order to obtain an STC:

•        Applicant applies for STC

•        Familiarization and preliminary type certification board (“TCB”) meetings

•        FAA develops certification program plan

•        Establishment of certification basis by FAA

•        Applicant submits data for approval

•        FAA design evaluation

•        FAA and applicant hold specialists and interim type certification meetings, as required

•        FAA performs conformity inspections

•        Engineering compliance determinations

•        Pre-flight TCB meeting

•        Applicant performs ground inspections, ground tests and flight tests

•        FAA reviews manufacturer’s flight test results and issues Type Inspection Authorization

•        FAA performs conformity inspections, witnesses tests, performs official certification flight tests and flight standards evaluations

•        Functional and reliability testing

•        FAA approves flight manual supplement or supplemental flight manual and holds final TCB meeting

•        Aircraft Evaluation Group (“AEG”) completes continuing airworthiness determination

•        FAA issues STC

An STC will be issued by the FAA only if: (i) the pertinent technical data from the manufacturer have been examined and found satisfactory by FAA; (ii) all necessary tests and compliance inspections have been completed; and (iii) the alteration has been found to conform with the technical data. Once the STC is approved, the STC holder must still (i) report failures, malfunctions and defects; (ii) make the STC data available to FAA and National Transportation Safety Board, upon request; (iii) make instructions for continued airworthiness available to owners and operators; (iv) make required design changes to address Airworthiness Directives issued by FAA and make them available; and (v) make flight manual supplements and supplemental flight manuals available with each alteration. The issuance of an STC can be time consuming, and timing can vary based on the availability of FAA personnel, the novelty of the design being reviewed, and other factors yet to be identified.

Production Certification

As our strategic partners and suppliers ramp up to production, we expect that there will be interactions with numerous U.S. government agencies and entities, including but not limited to FAA, with respect to certification of production and quality control systems. We are working with our strategic partners to develop the systems and processes needed to obtain FAA production certification.

Facilities

Surf Air’s headquarters are and SAM’s headquarters will be located in a leased 5,500 square foot facility in Hawthorne, California. The lease of this facility expires in August 2024 with the option to extend the lease for an additional two-year term.

Southern’s headquarters are located in a leased workspace in Palm Beach, Florida. The lease of this facility expires in April 2025.

Human Capital/Team

As of June 30, 2022, Surf Air had 75 employees, of which 70 were full-time and 5 were part-time and Southern had 615 employees, of which were 485 full-time and 130 were part-time.

Surf Air and Southern have not experienced any work stoppages and consider our relationship with our employees to be good. Our employees are divided across various core business functions, including operations, sales and marketing, research and development, customer service and finance and administration.

None of our employees are subject to a collective bargaining agreement or represented by a labor union.

Commitment to Environmental, Social and Governance Leadership

We are seeking to build a regional air mobility ecosystem that will sustainably connect the world’s communities. We intend to accelerate the adoption of green flying, bringing electrified aircraft to market at scale in order to substantially reduce the cost and environmental impact of regional flying. In so doing, we believe we can make a meaningful contribution to tackling the dual challenges of congestion and climate change. We are building a dedicated, diverse and inclusive workforce to achieve this goal while adhering to best practices in risk assessment, mitigation and corporate governance.

Our ESG efforts consist of focusing on the following:

•        Environmental.    Being a good steward of the natural environment through the production and development of innovative designs that reduce resource use and energy consumption.

•        Social.    Promoting diversity, equity and inclusion, while underpinning all of our activities with a core focus on health and safety.

•        Governance.    Upholding our commitment to ethical business conduct, integrity and corporate responsibility, and integrating strong governance and enterprise risk management oversight across all aspects of our business.

Diversity, Equity and Inclusion

We work diligently to create a diverse, equitable and inclusive work environment. We provide equal opportunities for growth, success, promotion, learning and development, and aim to achieve parity in the way we organize, assign and manage projects. We are focused on building support across all teams and individuals, ensuring everyone has a voice, and treats each other with respect.

Intellectual Property

Our ability to protect our material intellectual property is important to our business. We seek to protect our intellectual property (including our technology and confidential information) through a combination of trademarks and trade secret protections, as well as contractual commitments and security procedures. Surf Air generally requires employees and consultants to enter into confidentiality and assignment of inventions agreements and certain third parties to enter into nondisclosure agreements.

We regularly review our technology development efforts and branding strategy to identify and assess the protection of new intellectual property. Surf Air owns certain trademarks important to our business, such as the “Surf Air” marks in the United States, and Southern owns the “Mokulele” mark in the United States.

Surf Air currently owns the “surfair.com” Internet domain name and Southern owns the “iflysouthern.com” and “mokuleleairlines.com” The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that use the name “Surf Air” or “Southern” or are otherwise relevant to or descriptive of our business.

We have chosen to rely primarily on copyright and trade secret law in order to protect our software and have chosen not to register any copyrights in these works. However, in the United States, copyrights must be registered in order to bring a claim for infringement and to obtain certain types of remedies. Even if we decide to register a copyright in our software to bring an infringement action, the remedies and damages available to us for unauthorized use of our software may be limited.

Intellectual property laws, contractual commitments and security procedures provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, trade secrets, know-how and other materials may be independently developed by our competitors or revealed to the public or our competitors and no longer provide protection. In addition, intellectual property laws vary from country to country. We may therefore be unable to protect certain of our technology, brands or other intellectual property in the U.S. or other jurisdictions.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we are prepared to file patent applications when we determine it would benefit our business to do so.

Privacy and Data Protection

There are many requirements regarding the collection, use, transfer, security, storage, destruction and other processing of personally identifiable information and other data relating to individuals. Because our technology platform is an integral aspect of our business, compliance with laws governing the use, collection and processing of personal data is necessary for us to achieve our objective of continuously enhancing the user experience of our mobile application and marketing site.

We receive collect, store, process, transmit, share and use personal information and other customer data, including passenger data, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to receive, collect, store, process, transmit, share and use such personal information, including payment information. A variety of federal, state, local, municipal and foreign laws and regulations, as well as industry standards (such as the payment card industry standards) govern the collection, storage, processing, sharing, use, retention and security of this information.

The California Consumer Privacy Act of 2018 (the “CCPA”) establishes a privacy framework for covered businesses regarding data privacy rights for California residents. Covered businesses must provide certain disclosures to California residents, respond to certain requests by California residents for disclosures regarding their personal information, as well as offer California residents the right to opt out of sales of personal information. The CCPA contains a severe statutory damages framework of up to $2,500 per violation, or up to $7,500 per each intentional violation, and provides for private rights of action for certain breaches of personal information resulting from a covered business’s failure to implement reasonable security procedures and practices. Moreover, the California Privacy Rights Act, which takes effect on January 1, 2023, will expand California residents’ rights under the CCPA. We believe that the personal information we collect from California residents that use our app, the air transportation services we have offered in California in the past and direct marketing to California residents for those services, as well as our plans to offer future services in California, have made and in the future will make SAM subject to compliance with California’s privacy laws.

Legal Proceedings

From time to time, we have in the past and may in the future become subject to legal proceedings or claims arising in the ordinary course of its business. Other than as set out below, we are not currently a party to any legal proceedings, the outcome of which, if determined adversely, believes would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

In 2017, Surf Air acquired Rise U.S. Holdings, LLC (“Rise”). Prior to the close of the acquisition, Rise Alpha, LLC and Rise Management, LLC (both of which are wholly-owned subsidiaries of Rise and hereinafter referred to as the “Rise Parties”) were served with a petition for judgment by Menagerie Enterprises, Inc. (“Monarch Air”), relating to breach of contract for failure to pay Monarch Air pursuant to the terms and conditions of the Monarch Air Flight Services Agreement, which occurred prior to Surf Air’s acquisition of Rise. The Rise Parties filed numerous counterclaims against Monarch Air, including fraud, breach of contract, and breach of fiduciary duty. Surf Air was not named as a party to the lawsuit. During 2018 and 2019, certain summary judgements were granted in favor of Monarch Air.

On November 8, 2021, the Rise Parties entered into a final judgment in respect of litigation to finally resolve all claims raised by Monarch Air and the Rise Parties agreed to pay actual damages of $1 million, pre-judgment interest of approximately $230,000, attorneys’ fees of approximately $61,000 and court costs of approximately $3,000. Since then, Monarch Air has been conducting post-judgment discovery to which Surf Air has timely responded. The full settlement had been accrued within Accrued expenses on the Consolidated Balance Sheets by the Company as of December 31, 2021 and 2020.

MANAGEMENT

Executive Officers and Directors

The business and affairs of SAM will be managed by or under the direction of the SAM Board. SAM’s Amended and Restated Certificate of Incorporation provides for a staggered, or classified, board consisting of three classes of directors, each serving a staggered three-year term and with one class being elected at each year’s annual meeting of stockholders, as follows:

Class A, which we anticipate will consist of            ,            and            , whose terms will expire at the first annual meeting of stockholders to be held upon the listing of our Common Stock on the NYSE;

Class B, which we anticipate will consist of            ,            and            , whose terms will expire at the second annual meeting of stockholders to be held upon the listing of our Common Stock on the NYSE; and

Class C, which we anticipate will consist of            ,            and            , whose terms will expire at the third annual meeting of stockholders to be held upon the listing of our Common Stock on the NYSE.

At each annual meeting of stockholders to be held after the initial classification, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which the term expires. Each director’s term is subject to the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal. Subject to any rights applicable to any then outstanding preferred stock, any vacancies on the SAM Board may be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the SAM Board may have the effect of delaying or preventing changes in SAM’s control or management. SAM’s directors may be removed for cause by the affirmative vote of the holders of at least two-thirds of SAM’s voting securities.

The following table sets forth the name, age and position of each of the expected directors and executive officers of SAM as of the filing of this prospectus:

Name	Age	Position
Executive Officers
Stan Little	50	Chief Executive Officer and Director
Deanna White	57	Chief Financial Officer
Employee Directors
Sudhin Shahani	39	Co-Founder and Director
Non-Employee Directors
Carl Albert	80	Chairman
John D’Agostino	47	Director
Edward Mady	70	Director
Ann Nelson	62	Director
Tyler Painter	51	Director
		Director
		Director

____________

(1)      Member of the SAM Audit Committee

(2)      Member of the SAM Compensation Committee

(3)      Member of the SAM Nominating and Corporate Governance Committee

Executive Officers

Stan Little.    Mr. Little will serve as SAM’s Chief Executive Officer and a member of the SAM Board. Mr. Little has served as the founder, Chairman and CEO of Southern Airways Express and its sister company, Mokulele Airlines, since April 2013. Mr. Little has been a practicing attorney since 2002, and has served as Senior Partner Emeritus at Little & Barton, PLLC since September 2003. Mr. Little is admitted to both the Mississippi and Hawaii Bar Associations.

Mr. Little received his J.D. from the University of Mississippi and B.A. from the University of Tennessee. Mr. Little is qualified to serve as SAM Chief Executive Officer and a member of the SAM Board based on his extensive business management and industry experience.

Deanna White.    Ms. White will serve as Chief Financial Officer of SAM. Ms. White has served as the Chief Financial Officer since May 2022, and prior to that she served as Chief Administrative Officer of Surf Air from January 2021 to May 2022. Prior to Ms. White’s position at Surf Air, she served as Chief Operating Officer of Kitty Hawk/Cora from December 2017 to October 2019. Ms. White served as an adjunct professor in the Master of Accounting and MBA programs at the University of Dallas from June 2015 to December 2017. Prior to her time at the University of Dallas, Ms. White served as the Chief Executive Officer and Chief Financial Officer of Bombardier Flexjet from October 2005 to March 2015. Ms. White received her MBA and M.A. in Cybersecurity from the University of Dallas, and a B.S. in accounting from the University of Tampa. Ms. White is qualified to serve as SAM Chief Financial Officer based on her extensive finance experience and industry experience.

Employee Director

Sudhin Shahani.    Mr. Shahani will serve as co-founder and a member of the board of SAM. Mr. Shahani has served as the co-founder and Chief Executive Officer of Surf Air since 2013. Prior to his role at Surf Air, Mr. Shahani was an Entrepreneur in Residence at Anthem Ventures, an early-stage venture capital firm, where he worked with a number of portfolio companies, led investments, served on the board of Madefire from July 2013 to December 2018, and Panna from March 2012 to April 2019 (until their sale to Discovery Networks). Prior to his role at Anthem Ventures, Mr. Shahani co-founded Musicane, a digital music and social shopping network from 2004 to 2009. Mr. Shahani holds a B.S. with honors in Business Administration & Entrepreneurship from Babson College. Mr. Shahani is qualified to serve as a member of the SAM Board based on his extensive business management experience.

Non-Employee Directors

Carl Albert.    Mr. Albert will serve as Chair of the SAM Board. Mr. Albert has served as Chairman and CEO of Fairchild Venture Capital Corporation from 2000 and as General Partner of Positano Premiere Properties from 2003. Mr. Albert was the Chairman and CEO of Fairchild Aircraft and Fairchild Aerospace, the parent company of Fairchild Aircraft and Dornier Luftfahrt, from 1990 to 2000. Mr. Albert served as principal investor, Chairman, CEO and President of Wings West Airlines, managing the growth of the airline and initial public offering from 1984 to the 1988 acquisition of the company by AMR, parent of American Airlines. Prior to his work in the airline and aircraft manufacturing industries, Mr. Albert was an attorney specializing in business matters. Mr. Albert received his LLB at the University of California, Los Angeles, School of Law and his B.A. at the University of California, Los Angeles. Mr. Albert is qualified to serve as Chair of the SAM Board based on his extensive business experience and industry knowledge.

John D’Agostino.    Mr. D’Agostino will serve as a director of SAM. Mr. D’Agostino has served as Senior Advisor at Coinbase Institutional since June 2021. Prior to his role at Coinbase Institutional, Mr. D’Agostino was the US Managing Director at Waystone Governance from May 2015 to September 2021. From May 2017 to December 2021, Mr. D’Agostino served as a director of Midpoint Holdings Ltd. In 2021, Mr. D’Agostino was named Fellow of the AIF Institute Financial Innovation Center of Excellence. Mr. D’Agostino received his MBA from Harvard Business School, and his B.A. from Williams College. Mr. D’Agostino is qualified to serve on the SAM Board based on his extensive corporate finance and operational leadership.

Edward Mady.    Mr. Mady will serve as a director of SAM. Mr. Mady has served as Senior Advisor and Advisory Board Member to Surf Air since January 2017. Prior to his role at Surf Air, Mr. Mady served as General Manager of The Beverly Hills Hotel and Regional Director for Dorchester Collection, also overseeing Hotel Bel-Air from July 2011 to February 2022. Prior to that role, Mr. Mady worked as the General Manager at the New York Palace from June 2009 to June 2011. Prior to that role, Mr. Mady worked at The Ritz-Carlton Hotel Company as a Vice President and Area General Manager, November 1988 to May 2009. Mr. Mady has also served as the Principal to Edward Mady LLC since December 2016. Mr. Mady studied Hotel Restaurant Management at St. Clair College. Mr. Mady is qualified to serve on the SAM Board based on his extensive management and client hospitality experience.

Ann Nelson.    Ms. Nelson will serve as a director of SAM. Ms. Nelson spent her 37 year career with KPMG from 1982 to her retirement in 2019. She was promoted to Partner in 1994 and served as the Lead Senior Audit Partner on a variety of public companies, including within the airline industry. Ms. Nelson has served as a Board Member and

Audit Committee Chair of Rayonier Timber since May 2020 to the present time. Ms. Nelson has also served as a Board Member and Audit Committee Member of Clearwater Paper since May 2020 to the present time. Ms. Nelson received a B.S. in Business and Accounting from the University of Idaho. Ms. Nelson is qualified to serve on the SAM Board based on her extensive corporate financial and previous board experience.

Tyler Painter.    Mr. Painter will serve as a director of SAM. Mr. Painter has served as the CFO of Wisk Aero since April 2022. Prior to becoming the CFO of Wisk Aero, Mr. Painter served as a senior advisor and acting CFO for SAM from August 2020 to April 2022. From January 2018 to October 2019, Mr. Painter served as CFO of Fair Financial Corporation. Mr. Painter served as the CFO of Solazyme from September 2007 through October 2014 and expanded his role to include CFO and COO from October 2014 through Oct 2017. Prior to Solazyme, Mr. Painter served as Corporate Treasurer and VP of Finance and Investor Relations for Wind River Systems from September 2000 through April 2007. Earlier in his career, Mr. Painter held various finance roles at CarsDirect and Gap Inc. Mr. Painter holds a B.S. in business with a concentration in finance from California Polytechnic University, San Luis Obispo. Mr. Painter is qualified to serve on the SAM Board based on his extensive corporate finance and operational experience.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board of Directors Leadership Structure

Board Composition

Upon the listing of our Common Stock on the NYSE, the SAM Board will be comprised of            directors,            of who shall be considered “independent” for the NYSE listing purposes, and approved by the Surf Air Board.

Director Independence

The SAM Board has undertaken a review of the independence of each director. Based on information by each director concerning his or her background, employment and affiliations, the SAM Board is expected to determine that            ,            ,            ,            and            will qualify as independent directors, as defined under the listing rules of the NYSE. The SAM Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and NYSE relating to director independence requirements. In addition, SAM will be subject to the rules of the SEC and NYSE relating to the membership, qualifications and operations of the audit, compensation and nominating and corporate governance committees, as discussed below.

Role of the SAM Board in Risk Oversight/Risk Committee

One of the key functions of the SAM Board will be informed oversight of SAM’s risk management process. The SAM Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the SAM Board as a whole, as well as through various standing committees of the SAM Board that address risks inherent in their respective areas of oversight. In particular, the SAM Board will be responsible for monitoring and assessing strategic risk exposure and SAM’s audit committee will have the responsibility of considering and discussing SAM’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken.

The audit committee will also monitor compliance with legal and regulatory requirements. SAM’s Compensation Committee will also assess and monitor whether SAM’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

The SAM Board will have three standing committees — an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The SAM Board will adopt a charter for each of these committees, which will comply with the applicable requirements of current NYSE rules. SAM intends to comply with future requirements to the extent they will be applicable to SAM. Following the effectiveness of the direct listing, copies of the charters for each committee will be available on the investor relations portion of SAM’s website. Members serve on these committees until their resignation or until otherwise determined by the SAM Board. The SAM Board may establish other committees as it deems necessary and appropriate from time to time.

Audit Committee

SAM’s audit committee (the “Audit Committee”) will consist of            ,            and            . The SAM Board will determine that each of the members of the audit committee will satisfy the independence requirements of NYSE and Rule 10A-3(b)(1) under the Exchange Act. Each member of the audit committee has the requisite financial expertise required under the applicable NYSE listing requirements. In arriving at this determination, the SAM Board will examine each audit committee member’s scope of experience and the nature of their prior and/or current employment.

will serve as the chair of the audit committee.            qualifies as an “audit committee financial expert” within the meaning of SEC regulations and meets the financial sophistication requirements of NYSE listing rules. In making this determination, the SAM Board considered            ’s formal education and previous experience in financial roles. Both SAM’s independent registered public accounting firm and management periodically will meet privately with SAM’s audit committee.

The functions of the audit committee will include, among other things:

•        evaluating the performance, independence and qualifications of SAM’s independent auditors and determining whether to retain SAM’s existing independent auditors or engage new independent auditors;

•        monitoring the integrity of SAM’s financial statements and SAM’s compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•        reviewing the integrity, adequacy and effectiveness of SAM’s internal control policies and procedures;

•        preparing the audit committee report required by the SEC to be included in SAM’s annual proxy statement;

•        discussing the scope and results of the audit with SAM’s independent auditors, and reviewing, with management and SAM’s independent auditors SAM’s interim and year-end results of operations;

•        establishing and overseeing procedures for employees to submit concerns anonymously about questionable accounting or auditing matters;

•        reviewing SAM’s guidelines and policies on risk assessment and risk management;

•        reviewing and approving related party transactions;

•        obtaining and reviewing a report by SAM’s independent auditors at least annually, that describes SAM’s internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•        approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by SAM’s independent auditors.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE listing rules. SAM will comply with future requirements to the extent they become applicable to SAM.

Compensation Committee

SAM’s compensation committee (the “Compensation Committee”) will consist of            ,            and            .            will serve as the chair of the Compensation Committee. The SAM Board will determine that each of the members of the Compensation Committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the independence requirements of NYSE. The chairperson of the Compensation Committee will be            .

The functions of this committee will include, among other things:

•        approving the retention of compensation consultants and outside service providers and advisors;

•        reviewing and approving, or recommending that the SAM Board approve, the compensation of SAM’s executive officers, including annual base salary, annual incentive bonuses, specific performance goals relevant to their compensation, equity compensation and employment;

•        administering and determining any award grants under SAM’s equity and non-equity incentive plans;

•        reviewing and evaluating succession plans for the executive officers;

•        preparing the Compensation Committee report required by the SEC to be included in SAM’s annual proxy statement; and

•        periodically reviewing SAM’s practices and policies of employee compensation as they relate to risk management and risk-taking incentives.

The composition and function of its Compensation Committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE listing rules. SAM will comply with future requirements to the extent they become applicable to SAM.

Nominating and Corporate Governance Committee

SAM’s nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) will consist of            ,            and            .            will serve as the chair of the Nominating and Corporate Governance Committee. The SAM Board will determine that each of the members of SAM’s Nominating and Corporate Governance Committee will satisfy the independence requirements of NYSE. The chairperson of the Nominating and Corporate Governance Committee will be            .

The functions of the Nominating and Corporate Governance Committee include, among other things:

•        identifying, evaluating and recommending individuals qualified to become members of the SAM Board and its committees;

•        evaluating the performance of the SAM Board and of individual directors;

•        reviewing and recommending to the SAM Board the compensation of SAM’s directors;

•        reviewing the Company’s environmental and social responsibility guidelines to the SAM Board;

•        developing and recommending corporate governance practices and reporting to the SAM Board; and

•        overseeing an annual evaluation of the SAM Board and management.

The composition and function of the Nominating and Corporate Governance Committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE listing rules. SAM will comply with future requirements to the extent they become applicable to SAM.

Compensation Committee Interlocks and Insider Participation

None of the intended members of SAM’s Compensation Committee has ever been an executive officer or employee of SAM. None of SAM’s executive officers currently serve, or has served during the last completed fiscal year, on the Compensation Committee or SAM Board of any other entity that has one or more executive officers that will serve as a member of the SAM Board or Compensation Committee.

Risk Oversight

The SAM Board is responsible for overseeing our risk management process. The SAM Board focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. The SAM Board does not believe that its role in the oversight of our risks affects the board of directors’ leadership structure.

Limitation on Liability and Indemnification of Directors and Officers

The Amended and Restated Certificate of Incorporation, which will be effective upon listing eliminates SAM’s directors’ liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of SAM’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and the SAM Amended and Restated Bylaws provide that SAM will, in certain situations, indemnify SAM’s directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement or reimbursement of reasonable expenses (including attorneys’ fees) in advance of the final disposition of the proceeding.

In addition, SAM will enter into separate indemnification agreements with SAM’s directors and officers. These agreements, among other things, require SAM to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of SAM’s directors or officers or any other company or enterprise to which the person provides services at SAM’s request.

SAM plans to maintain a directors and officers insurance policy pursuant to which SAM’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. SAM believes these provisions in the Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws and the separate indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Conduct and Ethics for Employees, Executive Officers and Directors

The SAM Board will adopt a Code of Conduct and Ethics, applicable to all of SAM’s employees, executive officers and directors. The Code of Conduct and Ethics will be available on SAM’s website at www.surfair.com. Information contained on or accessible through SAM’s website is not a part of this prospectus, and the inclusion of SAM’s website address in this prospectus is an inactive textual reference only. The Nominating and Corporate Governance Committee will be responsible for overseeing the Code of Conduct and Ethics and must approve any waivers of the Code of Conduct and Ethics for employees, executive officers and directors. SAM expects that any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, will be disclosed on its website.

EXECUTIVE COMPENSATION

Unless the context otherwise requires, all references to “the Company” or “Surf Air” are to the current business and operations of Surf Air Global Limited and its consolidated subsidiaries prior to the Internal Reorganization and Southern Acquisition, references to “Southern” are to the current business and operations of Southern Airways Corporation and its consolidated subsidiaries prior to the Internal Reorganization and Southern Acquisition and references to “we,” “us,” “our” or “SAM” in this section are to the proposed business and operations of SAM and its consolidated subsidiaries following the consummation of the Internal Reorganization and Southern Acquisition. This discussion may contain forward-looking statements that are based on SAM’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that it adopts following the listing of our Common Stock on the NYSE may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-listing basis.

This section describes the material components of the executive compensation program for our executive officers and directors. This discussion may contain forward-looking statements that are based on Surf Air’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Surf Air adopts following the completion of the listing of our Common Stock may differ materially from the existing and currently planned programs summarized or referred to in this discussion.

Executive Compensation Program

In connection with the listing of our Common Stock, Surf Air intends to develop a compensation program that is designed to align executives’ compensation with Surf Air’s business objectives and the creation of stockholder value, while helping Surf Air to continue to attract, motivate and retain individuals who contribute to the long-term success of the company. Surf Air anticipates that compensation for its executive officers will have three primary components: base salary, an annual cash incentive bonus opportunity, and long-term equity-based incentive compensation.

Decisions on the design and implementation of the executive compensation program will be made by the compensation committee, as established in connection with the listing of our Common Stock. The executive compensation program actually adopted will depend on the judgment of the members of the compensation committee. Surf Air has retained Compensia, an independent compensation consultant, to assist Surf Air in evaluating the compensation programs for the executive officers following the listing of our Common Stock. Compensia will also assist the board of directors in developing a compensation program for non-employee directors following the listing of our Common Stock.

The table below sets forth the compensation awarded to or earned by the chief executive officers of Surf Air and Southern for the fiscal year ending December 31, 2021 and by the two other executive officers employed by the companies on that date (the “NEOs”).

Summary Compensation Table — Fiscal Year 2021

	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
R. Stanley Little(3)	2021	251,000	10,000	—	494,632	—	—	42,000	(4)	797,632
Chief Executive Officer
Deanna White(5)	2021	280,000	—	7,335	19,450	—	—	—		306,785
Chief Financial Officer
Sudhin Shahani(6)	2021	350,000	150,000	—	—	—	—	—		500,000
Former Chief Executive Officer
Tyler Painter(7)	2021	300,000	—	—	—	—	—	—		300,000
Former Chief Financial Officer

____________

(1)      The amounts reported in this column represent a discretionary bonus awarded to the executive for fiscal year 2021.

(2)      The amounts reported in these columns reflect the grant date fair value of stock awards and option awards granted to the NEOs during 2021 under the Surf Air Global Limited 2016 Equity Incentive Plan and are accounted for in accordance with FASB ASC Topic 718. Please see the section titled “Note 12, Stock-Based Compensation” beginning on page F-111 of Surf Air’s Notes to Consolidated Financial Statements included elsewhere in this prospectus for a discussion of the relevant assumptions used in calculating these amounts.

(3)      Prior to listing, Mr. Little served as Chief Executive Officer of Southern.

(4)      This amount represents a housing allowance for Mr. Little.

(5)      Prior to listing, Ms. White served as our Chief Administrative Officer.

(6)      Mr. Shahani previously served as our Chief Executive Officer and will continue to be employed by us after listing in the position of Co-Founder.

(7)      Mr. Painter served as our Chief Financial Officer until April 2022. As noted above, he will serve on the Surf Air Board of Directors following listing.

Outstanding Equity Awards as of December 31, 2021

The following table provides information regarding outstanding option awards with respect to Surf Air ordinary shares, and outstanding and unvested restricted stock and restricted stock unit awards with respect to Surf Air ordinary shares, held by each of the NEOs as of December 31, 2021, including the vesting dates for the portions of these awards that had not vested as of that date. The NEOs did not hold any other outstanding equity awards as of that date.

Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
R. Stanley Little	—	—		5,067,950	(2)	0.0012	3/31/2024
Deanna White	—	500,000	(3)	—		0.06	8/27/2026
Sudhin Shahani	8,040,145	—		55,175,596	(4)	0.0012	12/31/2025
	530,220	—		—		0.21	7/6/2025
Tyler Painter	3,709,699	6,639,398	(5)	—		0.0012	12/31/2025

____________

(1)      The awards shown in this table (other than the option to acquire 530,220 shares held by Mr. Shahani) are purchases of restricted shares by the NEO, where the purchase price for the shares has been paid by a promissory note to the Company and the award has been treated as a stock option for purposes of the Company’s financial statements. The Option Expiration Date reflects the final payment date for the promissory note. The outstanding balance on each of these promissory notes was forgiven prior to this listing.

(2)      These shares will vest upon the consummation of this listing.

(3)      These shares vested as to one-third of the shares on January 4, 2022 and as to the remaining two-thirds of the shares, in 24 monthly installments commencing on February 4, 2022 and ending on January 4, 2024.

(4)      The vesting of these shares is contingent upon both the Company’s achievement of certain valuation targets set forth in the award agreement and Mr. Shahani’s continued service with the Company through July 1, 2024.

(5)      These shares were scheduled to vest in 36 monthly installments commencing on January 14, 2021 and ending on December 14, 2023. Upon the termination of Mr. Painter’s employment with the Company in April 2022, the award accelerated with respect to four monthly installments, and the balance of the award was forfeited

Equity Award Grants in 2022

In January 2022, we granted 25,218,473 of our ordinary shares to Mr. Shahani that were fully vested upon grant, and we granted 6,304,618 shares to Mr. Painter that were fully vested upon grant. In March 2022, we granted Ms. White a stock option to purchase 6,573,909 of our ordinary shares at an exercise price of $0.0235 per share, with the option vesting in monthly installments over the three-year period commencing January 4, 2021. In May 2022, we granted Mr. Little a right to purchase 14,500,000 of our ordinary shares at a price of $0.0235 per share, with one-fourth of the shares vesting on the consummation of this listing and the remaining shares vesting in 36 monthly installments thereafter, and Mr. Little purchased these shares by a promissory note to the Company. The outstanding balance on this note was forgiven prior to this listing. In May 2022, we granted 150,000 of our ordinary shares to Mr. Painter that were fully vested upon grant. Upon Mr. Painter’s termination of employment with the Company in April 2022, we granted him four months’ accelerated vesting (covering 1,106,565 shares) of a restricted share award he was originally granted in December 2020 as noted above. In November 2022, we approved the vesting in full of Ms. White’s option that was granted in March 2020 described above.

Employment Agreements

In May 2022, we entered into an employment agreement with Mr. Little, which was amended in October 2022 to provide that Mr. Little will serve as our Chief Executive Officer. The agreement will become effective on the consummation of this listing (the “Effective Date”) and has an initial five-year term. The term will automatically be extended by one additional year starting on the fifth anniversary of the Effective Date unless either party provides at least 60 days written notice that the term will not be extended. The agreement provides that Mr. Little will receive an initial annual base salary of $975,000 and is eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of his base salary). He is also eligible to participate in the Company’s benefit plans made available to employees generally and is provided a hybrid, electrified, or all electric automobile and use of Company aircraft, each in accordance with Company policies applicable to senior executives. Pursuant to the agreement, Mr. Little was granted the right to purchase 14,500,000 restricted ordinary shares of the Company in May 2022 that vest over a three-year period. If Mr. Little’s employment with the Company is terminated by the Company without “cause” or by him for “good reason” (as defined in the agreement), he will receive severance of nine months of his base salary, plus one additional month for each year of his service with the Company up to a maximum of 12 months (payable in installments over such period), payment of his COBRA premiums for 18 months, and 36 months’ accelerated vesting of any time-based vesting component of his then-outstanding and unvested equity awards granted by the Company (or 18 months of such accelerated vesting in the case of performance-based awards). In addition, he will receive a lump sum payment of a pro-rated amount of his target bonus for the fiscal year in which his termination occurs and an additional amount equal to 1.5 times his target bonus. However, if such a termination of his employment occurs on or within two years following a change in control of the Company, the salary component of his severance will be paid in a lump sum, the bonus component of his severance (in addition to the pro-rated target bonus for the year of termination) will equal two times his target bonus, and, and his then-outstanding equity awards granted by the Company will be fully vested (with performance-based awards vesting at the target level). Mr. Little’s right to receive these severance benefits is subject to his providing a release of claims to the Company and his continued compliance with his confidentiality, non-solicitation and other covenants in favor of the Company. If his employment with the Company terminates due to his death or disability, the Company will pay him (or his estate) a pro-rated target bonus for the year in which such termination occurs. If any payments under Mr. Little’s employment agreement would otherwise trigger the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments will be reduced as provided in the agreement to a level that does not trigger the excise tax if the reduction results in his retaining a greater amount of the payments on an after-tax basis than if such reduction were not made.

In October 2022, we entered into an employment agreement with Ms. White to serve as our Chief Financial Officer. The agreement will become effective on the Effective Date and has an initial three-year term. The term will automatically be extended by one additional year starting on the third anniversary of the Effective Date unless either party provides at least 60 days written notice that the term will not be extended. The agreement provides that Ms. White will receive an initial annual base salary of $650,000 and is eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of her base salary). The agreement also provides for her to receive an additional bonus equal to the sum of $179,167 plus the amount by which the base salary she would have received for the period from October 1, 2022 through the Effective Date at an annual rate of $650,000 exceeds the amount of base salary she received for her services during that period. She is also eligible to participate in the Company’s benefit plans made available to employees generally. Ms. White is also provided use of Company aircraft in accordance with Company policies applicable to senior executives. The agreement also confirms the equity grants to Ms. White in 2021 and 2022 referred to above in this section. If Ms. White’s employment with the Company is terminated by the Company without “cause” or by her for “good reason” (as defined in the agreement), she will receive severance of 12 months of her base salary (payable in installments over such period), payment of her COBRA premiums for 18 months, and vesting in full of any of her then-outstanding and unvested equity awards granted by the Company that vest based solely on continued employment (or six months’ accelerated vesting of any time-based vesting component under a performance-based equity award). In addition, she will receive a lump sum payment of a pro-rated amount of her target bonus for the fiscal year in which her termination occurs. However, if such a termination of her employment occurs on or within two years following a change in control of the Company, the salary component of her severance will be paid in a lump sum, and her then-outstanding equity awards granted by the Company will be fully vested (with performance-based awards vesting at the target level). Ms. White’s right to receive these severance benefits is subject to her providing a release of claims to the Company and her continued compliance with her confidentiality, non-solicitation and other covenants in favor of the Company. If her employment with the Company terminates due to her death or disability, the Company will pay her (or her estate) a pro-rated target bonus for the year in which such termination occurs. If any payments under Ms. White’s employment agreement would otherwise trigger the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments will be reduced as provided in the agreement to a level that does not trigger the excise tax if the reduction results in her retaining a greater amount of the payments on an after-tax basis than if such reduction were not made.

In August 2021, we entered into an employment agreement with Mr. Shahani, who was then serving as our Chief Executive Officer and will serve in the position of Co-Founder and a member of the Board after the listing of our Common Stock. The agreement will become effective on the Effective Date and has an initial five-year term. The term will automatically be extended by one additional year on each anniversary of the Effective Date (so that the term will again be five years on that anniversary date) unless either party provides at least 60 days written notice that the term will not be extended. The agreement provides that Mr. Shahani will receive an initial annual base salary of $975,000 (plus an additional bonus equal to the amount by which the base salary he would have received for the period from June 1, 2021 through the day before the Effective Date at an annual rate of $975,000 exceeds the amount of base salary and consulting fees (as applicable) he received for his services during that period). Mr. Shahani is also eligible for an annual discretionary bonus as determined by the Compensation Committee (with a target incentive equal to 200% of his base salary) and to participate in the Company’s benefit plans made available to employees generally. Mr. Shahani is also provided a hybrid, electrified, or all electric automobile and use of Company aircraft, each in accordance with Company policies applicable to senior executives. Pursuant to the agreement, Mr. Shahani was granted an award of 25,218,473 vested ordinary shares of the Company in January 2022. If Mr. Shahani’s employment with the Company is terminated by the Company without “cause” or by him for “good reason” (as defined in the agreement), he will receive severance of his salary for the remainder of the term of the agreement then in effect (payable in installments over such period), payment of his COBRA premiums for 18 months, and 18 months’ accelerated vesting of any time-based vesting component of his then-outstanding and unvested equity awards granted by the Company. In addition, he will receive a lump sum payment of a pro-rated amount of his target bonus for the fiscal year in which his termination occurs and an additional amount equal to 1.5 times his target bonus. However, if such a termination of his employment occurs on or within two years following a change in control of the Company, the salary component of his severance will be paid in a lump sum, the bonus component of his severance (in addition to the pro-rated target bonus for the year of termination) will equal two times his target bonus, and his then-outstanding equity awards granted by the Company will be fully vested (with performance-based awards vesting at the target level). Mr. Shahani’s right to receive these severance benefits is subject to his providing a release of claims to the Company and his continued compliance with his confidentiality, non-solicitation and other covenants in favor of the Company. If his employment with the Company terminates due to his death or disability, the Company will pay him (or his estate) a pro-rated target bonus for the year in which such termination occurs. If any payments under Mr. Shahani’s employment agreement would otherwise trigger the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments will be reduced as provided in the agreement to a level that does not trigger the excise tax if the reduction results in his retaining a greater amount of the payments on an after-tax basis than if such reduction were not made.

Equity Incentive Plans

As of            , 2022, our employees, consultants and directors held outstanding stock options to purchase up to            of our ordinary shares and unvested restricted stock and restricted stock unit awards with respect to            of our ordinary shares. These awards were granted under our 2016 Equity Incentive Plan. As of            , 2022, the outstanding options were vested with respect to            shares and were unvested with respect to            shares. The exercise prices of those options ranged from $            per share to $            per share, and each of the options had a maximum term of 10 years from the applicable date of grant.

The following sections provide more detailed information concerning our benefit plans and, with respect to our equity compensation plans, the shares that are available for future awards under these plans. Each summary below is qualified in its entirety by the full text of the relevant plan document, which has been filed with the Securities and Exchange Commission as an exhibit to the Form S-1 Registration Statement of which this prospectus is a part and is available through the Securities and Exchange Commission’s internet site at http://www.sec.gov.

2016 Equity Incentive Plan

We maintain the Surf Air Global Limited 2016 Equity Incentive Plan (the “2016 Plan”). Under the 2016 Plan, we are generally authorized to grant options and other equity-based awards to our employees, directors, officers and consultants and those of our subsidiaries. Options under the 2016 Plan are either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options. All options granted under the plan expire no later than ten years from their date of grant. As of            , 2022, we had reserved            of our ordinary shares for issuance under the 2016 Plan and            shares remained available for future grant. No new awards will be granted under the 2016 Plan after the consummation of this listing.

Our board of directors, or a committee appointed by the board, administers the 2016 Plan. As is customary in incentive plans of this nature, the number of shares subject to outstanding awards under the 2016 Plan and the exercise prices of those awards, are subject to adjustment in the event of changes in our capital structure, reorganizations and other extraordinary events. If a change in control of the Company occurs, the board of directors may provide for outstanding options to either be assumed by the acquirer or successor entity or, if not assumed, to be fully vested and cancelled upon the transaction.

Our board of directors may amend or terminate the 2016 Plan at any time. The 2016 Plan requires that certain amendments specified in the plan be submitted to stockholders for their approval.

2023 Equity Incentive Plan

We expect our board of directors to adopt a 2023 Equity Incentive Plan, or the 2023 Plan, prior to the consummation of this listing to provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. We also intend to obtain approval of this plan from our stockholders prior to the consummation of this listing. The below summary of the 2023 Plan is what we expect the terms of the plan will be. Employees, officers, directors and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the 2023 Plan.

Our compensation committee will administer the 2023 Plan. The compensation committee has broad authority to:

•        select participants and determine the types of awards that they are to receive;

•        determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and establish the vesting conditions (if applicable) of such shares or awards;

•        cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•        construe and interpret the terms of the 2023 Plan and any agreements relating to the plan;

•        accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;

•        subject to the other provisions of the 2023 Plan, make certain adjustments to an outstanding award and authorize the termination, conversion, substitution or succession of an award; and

•        allow the purchase price of an award or our ordinary shares to be paid in the form of cash, check or electronic funds transfer, by the delivery of previously-owned ordinary shares or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize or any other form permitted by law.

A total of            of our ordinary shares will initially be authorized for issuance with respect to awards granted under the 2023 Plan. Shares subject to outstanding awards granted under the 2016 Plan that are not paid, delivered or exercised before they expire or are canceled or terminated will be available for award grants under the 2023 Plan. In addition, the share limit will automatically increase on the first trading day in January of each year (commencing with 2023) by an amount equal to lesser of (1)             % of the total number of our outstanding ordinary shares on the last trading day in December in the prior year, or (2) such lesser number as determined by our board of directors. Any shares subject to awards that are not paid, delivered or exercised before they expire or are canceled or terminated, fail to vest, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the 2023 Plan. As of the date of this prospectus, no awards have been granted under the 2023 Plan, and the full number of shares authorized under the 2023 Plan is available for award purposes.

Awards under the 2023 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units and other forms of awards including cash awards. Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Nonqualified and incentive stock options may not be granted at prices below the fair market value of the ordinary shares on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of our ordinary shares, or 110% of fair market value of our ordinary shares for incentive stock option grants to any 10% owner of our ordinary shares, on the date of grant. The maximum term of options and stock appreciation rights granted under the plan is 10 years. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or shares of our ordinary shares. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and type of shares available under the 2023 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2023 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Generally, and subject to limited exceptions set forth in the 2023 Plan, if we dissolve or undergo certain corporate transactions such as a merger, business combination or other reorganization, or a sale of all or substantially all of its assets, all awards then-outstanding under the 2023 Plan will become fully vested or paid, as applicable, and will terminate or be terminated in such circumstances, unless the plan administrator provides for the assumption, substitution or other continuation of the award. The plan administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2023 Plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

Our board of directors may amend or terminate the 2023 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. The 2023 Plan is not exclusive — our board of directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The plan will terminate on            , 2032. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated.

Employee Stock Purchase Plan

We expect our board of directors to adopt an Employee Stock Purchase Plan, or the Purchase Plan, prior to the consummation of this listing to provide an additional means to attract, motivate, retain and reward employees and other eligible persons by allowing them to purchase additional of our ordinary shares. We also intend to obtain approval of this plan from our stockholders prior to the consummation of this listing. The below summary of the Purchase Plan is what we currently expect the terms of the plan will be. The Purchase Plan will become effective immediately upon listing.

The Purchase Plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase our ordinary shares, at semi-annual intervals, with their accumulated payroll deductions.

Share Reserve.    A total of            of our ordinary shares will initially be available for issuance under the Purchase Plan. The share limit will automatically increase on the first trading day in January of each year (commencing with 2023) by an amount equal to lesser of (1)            % of the total number of our outstanding ordinary shares on the last trading day in December in the prior year, (2)            shares, or (3) such lesser number as determined by our board of directors.

Offering Periods.    The Purchase Plan will have a series of successive six-month offering periods. The Purchase Plan provides flexibility for the plan administrator to establish, in advance of a particular offering period, a different duration for that offering period or for that offering period to consist of one or more purchase periods.

Eligible Employees.    Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date of that period. Employees may participate in only one offering period at a time.

Payroll deductions.    A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. Unless otherwise provided in advance by the administrator, the purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. In no event may any participant purchase more than            shares on any purchase date.

Change in Control.    If we are acquired by merger or sale of all or substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights will automatically be exercised on or prior to the effective date of the acquisition, unless the plan administrator provides for the rights to be settled in cash or exchanged or substituted on the transaction. Unless otherwise provided in advance by the plan administrator, the purchase price will be equal to 85% of the market value per share on the start date of the offering period in which the acquisition occurs or, if lower, 85% of the fair market value per share on the purchase date.

Other plan provisions.    No new offering periods will commence on or after            , 2032. The board of directors may at any time amend, suspend or discontinue the Purchase Plan. However, certain amendments may require stockholder approval.

Defined Contribution Plans

As part of its overall compensation program, Surf Air provides all full-time employees, including each of the NEOs, with the opportunity to participate in a defined contribution 401(k) plan. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. Employees may elect to defer a percentage of their eligible compensation (not to exceed the statutorily prescribed annual limit) in the form of elective deferral contributions to the plan. The 401(k) plan also has a “catch-up contribution” feature for employees aged 50 or older (including those who qualify as “highly compensated” employees) who can defer amounts over the statutory limit that applies to all other employees. The Company does not currently make any matching or other contributions to participants’ accounts under the 401(k) plan. Prior to the Company’s acquisition of Southern, Mr. Little participated in Southern’s 401(k) plan, which had provisions similar to those described above.

DIRECTOR COMPENSATION

Four of the current non-employee directors of Surf Air (Mr. Albert, Mr. D’Agostino, Mr. Mady and Ms. Nelson) will continue to serve on the Board following the listing of our Common Stock. Surf Air is currently evaluating the compensation to be provided to its non-employee directors following the listing of our Common Stock with Compensia’s assistance and has not yet determined the terms of its director compensation policy. Mr. Little, who is employed by Southern, and Mr. Shahani, who are employed by us, will also serve on the Board following the closing.

Director Compensation Tables — Fiscal Year 2021

The following tables set forth certain information concerning compensation paid to members of the Surf Air and Southern boards of directors for their services during fiscal 2021. The compensation for fiscal 2021 for Mr. Shahani, and Mr. Painter, each of whom was employed by Surf Air in that fiscal year, is reported in the Summary Compensation Table — Fiscal Year 2021 above, as is the compensation for fiscal 2021 for Mr. Little, who was employed by Southern in that fiscal year. These individuals did not receive any compensation for their service on the board of directors of Surf Air or Southern during 2021.

Surf Air

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)(3)	Option Awards ($)(1)(2)(3)	All Other Compensation ($)	Total ($)
Carl Albert	—	—	—	—	—
John D’Agostino	60,000	—	92,162	—	152,162
Edward Mady	260,772	—	276,487	—	537,259
Ann Nelson	—	—	—	—	—

____________

(1)      During 2021, Mr. D’Agostino was granted a right to purchase 944,287 of the Company’s ordinary shares at a price of $0.0012 per share that vested in 12 monthly installments commencing in October 2020, and Mr. Mady was granted (1) a right to purchase 1,888,574 of the Company’s ordinary shares at a price of $0.0012 per share and (2) a right to purchase 944,287 of the Company’s ordinary shares at a price of $0.0012 per share, each of which was fully vested upon purchase. Mr. D’Agostino and Mr. Mady each purchased the shares subject to these grants during 2021 by a promissory note to the Company. The outstanding balance on each of these promissory notes was forgiven prior to this listing. During 2021, Ms. Nelson was granted a right to purchase 150,000 of the Company’s ordinary shares at a price of $0.06 per share that vest in 24 monthly installments after the grant date, and she purchased these shares during 2021 by a cash payment.

(2)      The amounts reported in these column reflect the grant date fair value of the stock and option awards granted to the Continuing Non-Employee Directors during 2021 under the 2016 Plan described in note (1) above and are accounted for in accordance with FASB ASC Topic 718. Please see the section titled “Note 12, Stock-Based Compensation” beginning on page F-111 of Surf Air’s Notes to Consolidated Financial Statements included elsewhere in this prospectus for a discussion of the relevant assumptions used in calculating this amount.

(3)      As of December 31, 2021, the Continuing Non-Employee Directors listed in the table above held Stock Awards and Option Awards (as determined under applicable accounting rules) with respect to the number of the Company’s ordinary shares set forth below:

Name	Stock Awards (#)	Option Awards (#)
Carl Albert	—	—
John D’Agostino	—	944,287
Edward Mady	242,424	2,832,861
Ann Nelson	128,014	—

Southern

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Bruce Jacobs(2)	112,956	—	—	—	112,956
Patrick Perdue	47,800	—	—	—	47,800
Mark Rimer(2)	109,258	—	—	—	109,258
Keith Sisson(2)	254,835	—	—	—	254,835
Wade Steel	50,000	—	—	—	50,000
Thomas Windmuller	47,800	—	—	—	47,800

____________

(1)      None of the directors of Southern listed in the table above held any outstanding equity awards as of December 31, 2021.

(2)      Messrs. Jacobs and Sisson were each employees of Southern during fiscal 2021. The amounts reported in the table above for these individuals represent their compensation as employees for the fiscal year, and they did not receive any additional amounts for their service as directors. Mr. Rimer provided certain consulting services to Southern during fiscal 2021. Of the amount reported for him in the table above, $68,125 represents compensation for these consulting services.

Director Awards in 2022

In May 2022, we granted 14,000,000 of our ordinary shares to Mr. Albert under the 2016 Plan that were fully vested upon grant. In November 2022, we granted 300,000 of our ordinary shares to Ms. Nelson under the 2016 Plan that were fully vested upon grant and a cash award of $50,000 to Ms. Nelson that would be payable on the consummation of this listing (or, if earlier, March 1, 2023), subject to her continued service on our board of directors through the payment date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Surf Air Related Person Transactions

Park Lane Investments, LLC (“Park Lane”) is an entity owned by a family member of Liam Fayed, an officer of Surf Air. Park Lane owns four aircraft which it leases, via TVPX ARS (“TVPX”), as trustee for the aircraft, to Surf Air. Pursuant to leases entered into with TVPX on July 11, 2019 and August 1, 2020 (each as amended on August 1, 2022), Surf Air pays monthly lease payments of $25,000 for each aircraft. Under the terms of these agreements, Surf Air also owes to TVPX, as supplemental rent, (i) as and when due, any other amount that it is obligated to pay to TVPX or others under the lease and (ii) interest accruing on rent not paid when due, until paid. Each lease is scheduled to expire on the later of January 31, 2023 and, at Surf Air’s option (to be exercised in its sole discretion by delivery of written notice to TVPX on or prior to January 31, 2023), July 31, 2023.

Indemnification Agreements

Our Amended and Restated Certificate of Incorporation will contain provisions limiting the liability of directors to the fullest extent permitted by Delaware law, and our Amended Bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances.

Policies and Procedures for Related Person Transactions

The SAM Board will adopt a written Related Person Transactions Policy that sets forth SAM’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of SAM’s policy only, a “related person transaction” is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements, or relationships) in which SAM or any of its subsidiaries are participants involving an amount that exceeds $120,000 and in which any “related person” has a material interest.

Transactions involving compensation for services provided to SAM as an employee, consultant, or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director, or a holder of more than 5% of any class of SAM’s voting securities (including our Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons. A related person is also someone who has a position or relationship with any firm, corporation, or other entity that engages in the transaction if (i) such person is employed or is a general partner or principal or in a similar position with significant decision making influence, or (ii) the direct or indirect ownership by such person and all other foregoing persons, in the aggregate, is 10% or greater in another person which is party to the transaction.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of SAM’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to SAM’s audit committee (or, where review by SAM’s audit committee would be inappropriate, to another independent body of the SAM Board) for review. To identify related person transactions in advance, SAM will rely on information supplied by SAM’s executive officers, directors, and certain significant stockholders. In considering related person transactions, SAM’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•        the risks, costs and benefits to SAM;

•        the nature of the related person’s interest in the transaction;

•        the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•        the terms of the transaction;

•        the availability of other sources for comparable services or products; and

•        the terms available to or from, as the case may be, unrelated third parties.

All related party transactions may be consummated or continued only if approved or ratified by SAM’s audit committee. No member of SAM’s audit committee may participate in the review, approval or ratification of a transaction with respect to which he or she is a related party, except that such member may be counted for purposes of a quorum and shall provide such information with respect to the transaction as may be reasonably requested by other members of SAM’s audit committee.

All of the transactions described above were entered into prior to the adoption of such policy.

PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Common Stock as of September 30, 2022, by:

•        each person who is known to us to be the beneficial owner of more than 5% of our Common Stock;

•        each person who is an executive officer or a director of SAM;

•        all of SAM’s executive officers and directors as a group; and

•        the number of shares of our Common Stock held by and registered for resale by means of this prospectus for the Registered Stockholders.

The Registered Stockholders include (i) our affiliates and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) and their pledgees, donees, transferees, assignees, or other successors-in-interest who, because of their status as affiliates pursuant to Rule 144 or because they acquired their shares of common stock from an affiliate or from us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days and (ii) our non-executive officer service providers and their pledgees, donees, transferees, assignees, or other successors-in-interest who acquired shares from us within the prior 12 months under Rule 701 and hold “restricted securities” (as defined in Rule 144 under the Securities Act). The Registered Stockholders and their pledgees, donees, transferees, assignees, or other successors-in-interest may, or may not, elect to sell their shares of our Common Stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the NYSE at prevailing market prices. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur. See the section titled “Plan of Distribution.”

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders may sell all, some, or none of the shares of our Common Stock covered by this prospectus, we cannot determine the number of such shares of our Common Stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of common stock that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.

After the listing of our Common Stock on the NYSE, certain of the Registered Stockholders are entitled to registration rights with respect to their shares of our capital stock, as described in the section titled “Description of Capital Stock — Registration Rights.”

We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of 90 days after the effectiveness of the registration statement. As a result, we have registered shares of our Common Stock currently held by Registered Stockholders, as well as shares of our Common Stock of our affiliates that can vest and settle while the registration statement of which this prospectus forms a part is effective.

We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of the shares of our Common Stock by the Registered Stockholders. However, we have engaged financial advisors with respect to certain other matters relating to the listing of our Common Stock on the NYSE. See the section titled “Plan of Distribution.”

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on            shares of our Common Stock outstanding as of September 30, 2022, assuming (i) the Conversions; (ii) the Tuscan Payment; (iii) the Southern Acquisition; (iv) the Internal Reorganization; (v) the GEM Issuance; (vi) the SAFE Settlement; (vii) the Advisor Accruals; and (viii) the filing and effectiveness of the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, each upon the effectiveness of the registration statement of which this prospectus forms a part. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of September 30, 2022 or issuable pursuant to RSUs that vest within 60 days of September 30, 2022. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Surf Air Mobility Inc., 12111 S. Crenshaw Blvd., Hawthorne, CA 90250.

	Shares Beneficially Owned		Percent of Total Voting Power	Shares of Common Stock Being Registered
	Common Stock
Name of Beneficial Owner	Shares	%
5% Stockholders
Liam Fayed(1)	4,180,897	9.4%	9.4%	4,180,897
Sudhin Shahani	3,613,553	8.1%	8.1%	3,613,553

Directors and Executive Officers Post-Business Combination
Sudhin Shahani	3,613,553	8.1%	8.1%	3,613,553
Stan Little	1,288,448	2.9%	2.9%	1,288,448
Deanna White	332,020	*	*	332,020
Carl Albert(2)	263,993	0.6%	0.6%	263,993
John D’Agostino	43,401	*	*	43,401
Edward Mady	141,344	*	*	141,344
Ann Nelson	6,894	*	*	6,894
Tyler Painter(3)	568,883	1.3%	1.3%	568,883
All executive officers and directors as a group (8 individuals)	6,258,535	12.8%	12.8%	6,258,535
Other Registered Stockholders
Non-Executive Officer and Non-Director Current and Former Service Providers Holding Common Stock
All Other Registered Stockholders(4)

____________

*        Less than 1%.

(1)      Includes 803,211 shares held on behalf of LamJam II LLC, which is an entity affiliated with Liam Fayed, and 2,143,382 shares held on behalf of LamVen LLC, which is an entity affiliated with Liam Fayed.

(2)      Includes 263,993 shares held on behalf of The Carl Albert Trust dated June 7, 1991, of which Carl Albert is Trustee.

(3)      Includes 568,883 shares held on behalf of The Tyler & Sonia Painter 2020 Trust, of which Tyler Painter is Trustee.

(4)      Includes            shares to be issued to Southern in connection with the Southern Acquisition,            shares to be issued to Tuscan in connection with the Tuscan Payment,            shares to be issued to GEM in connection with the GEM Issuance,            shares to be issued in connection with the SAFE Settlement and            shares to be issued in connection with the Advisor Accruals.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock and some of the provisions of the SAM amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”) and the SAM amended and restated bylaws (the “Amended and Restated Bylaws”), which will each become effective immediately following the effectiveness of the registration statement of which this prospectus forms a part, and relevant provisions of Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporation Law.

Following the effectiveness of the registration statement of which this prospectus forms a part, pursuant to the Amended and Restated Certificate of Incorporation, the authorized capital stock of SAM will consist of 495,000,000 shares of our Common Stock, $0.0001 par value, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value.

As of            , 2022, after giving effect to the Conversions; (ii) the Tuscan Payment; (iii) the Southern Acquisition; (iv) the Internal Reorganization; (v) the GEM Issuance; (vi) the SAFE Settlement; (vii) the Advisor Accruals; and (viii) the filing and effectiveness of the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, which will occur prior to our listing, there were            shares of our Common Stock outstanding held by            stockholders of record. Pursuant to our Amended and Restated Certificate of Incorporation, our board of directors will have the authority, without stockholder approval, except as required by the listing standards of the NYSE, to issue additional shares of our Common Stock.

Common Stock

All issued and outstanding shares of our Common Stock will be duly authorized, validly issued, fully paid, and non-assessable. All authorized but unissued shares of our Common Stock will be available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of the NYSE.

The rights, preferences, and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Voting Rights

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of our shares of our Common Stock that are voted is required to approve any such matter voted on by our stockholders.

Our Amended and Restated Certificate of Incorporation will not provide for cumulative voting for the election of directors.

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our Common Stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the net assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, the holders our Common Stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then-outstanding.

Other Matters

Our Common Stock will have no preemptive rights pursuant to the terms of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws. There will be no redemption or sinking fund provisions applicable to our Common Stock.

Preferred Stock

The Amended and Restated Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The SAM Board will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The SAM Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the our Common Stock and could have anti-takeover effects. The ability of the SAM Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a Change of Control of SAM or the removal of existing management. Although SAM will not have any preferred stock outstanding at or prior to the listing of our Common Stock and does not currently intend to issue any shares of preferred stock, SAM cannot assure you that it will not do so in the future. No shares of preferred stock are being issued or registered in the direct listing.

Registration Rights

Following the effectiveness of the registration statement of which this prospectus forms a part, GEM will be entitled to rights with respect to the registration of shares purchased by them under the Share Subscription Facility.

The Registration Rights Agreement, dated as of August 26, 2020, between GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (the “GEM RRA”) to which we are party provides that GEM has certain registration rights as set forth below. The registration of shares of our capital stock by the exercise of registration rights described below would enable the GEM to sell these shares without restriction under the Securities Act once the applicable registration statement is declared effective. Under the GEM RRA we must prepare and file, no later than the 360th day following the date GEM RRA, a registration statement on Form S-1 or S-3.

After the effectiveness of the registration statement of which this prospectus forms a part, if there is not an effective registration statement covering the Registrable Securities (as defined in the GEM RRA), in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, other than (i) on Form S-4, (ii) Form S-8 or (iii) their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with SAM’s option or other employee benefit plans, GEM will be entitled to certain piggyback registration rights allowing it to include its shares in such registration, subject to certain marketing and other limitations. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the registrations described above.

Certain Foreign Ownership and Anti-Takeover Provisions of Delaware Law and the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that at no time shall more than 25% of the voting interest of SAM be owned or controlled by persons who are not citizens of the United States. In the event that non-citizens shall own (beneficially or of record) or have voting control over any shares of capital stock of SAM the voting rights of such persons shall be subject to automatic suspension to the extent required to ensure that SAM is in compliance with applicable provisions of law and regulations relating to ownership or control of a U.S. air carrier.

SAM will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of SAM’s outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of SAM’s assets with a market value of 10% or more of its aggregate market value of all of its assets or of all of its outstanding stock. However, the above provisions of Section 203 do not apply if:

•        the SAM Board approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of SAM’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of our Common Stock; or

•        on or subsequent to the date of the transaction, the initial business combination is approved by the SAM Board and authorized at a meeting of SAM’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with SAM for a three-year period. This provision may encourage companies interested in acquiring SAM to negotiate in advance with the SAM Board because the stockholder approval requirement would be avoided if the SAM Board approves either the Business Combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the SAM Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

The Amended and Restated Certificate of Incorporation provides that the SAM Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of the SAM Board only by successfully engaging in a proxy contest at two or more annual meetings.

Authorized But Unissued Shares

SAM’s authorized but unissued Common Stock and preferred stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of SAM by means of a proxy contest, tender offer, merger, or otherwise.

Exclusive Forum for Certain Lawsuits

The Amended and Restated Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in SAM’s name, actions against any current or former directors, officers, employees, or stockholders of SAM for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, or if such court does not have subject matter jurisdiction, the federal district court of the State of Delaware. The Amended and Restated Certificate of Incorporation also requires, to the fullest extent permitted by applicable law, the federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against SAM’s directors and officers, although the SAM stockholders will not be deemed to have waived SAM’s compliance with federal securities laws and the rules and regulations thereunder.

Special Meeting of Stockholders

The Amended and Restated Bylaws provide that special meetings of SAM’s stockholders may be called only by a resolution adopted by the SAM Board.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Amended and Restated Bylaws provide that stockholders seeking to bring business before SAM’s annual meeting of stockholders, or to nominate candidates for election as directors at SAM’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at SAM’s principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14A-8 of the Exchange Act, proposals seeking inclusion in SAM’s annual proxy statement must comply with the notice periods contained therein. The Amended and Restated Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude SAM’s stockholders from bringing matters before SAM’s annual meeting of stockholders or from making nominations for directors at SAM’s annual meeting of stockholders.

Action by Written Consent

Any action required or permitted to be taken at any annual and special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance of the DGCL and may not be taken by written consent of the stockholders without a meeting.

Classified Board of Directors

The SAM Board will be divided into three classes, Class A, Class B and Class C, with members of each class serving staggered three-year terms. As a result, in most circumstances, a person can gain control of the SAM Board only by successfully engaging in a proxy contest at two or more annual meetings. The Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws provide that the authorized number of directors may be changed only by resolution of the SAM Board. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of SAM capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on the SAM Board, including a vacancy resulting from an enlargement of the SAM Board, may be filled only by vote of a majority of SAM’s directors then in office.

Transfer Agent

The transfer agent for our Common Stock will be            . The transfer agent’s address is            .

Listing of SAM Securities

Our Common Stock is currently not listed on any securities exchange. It is anticipated that our Common Stock will be traded on NYSE under the symbols “SRFM”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our Common Stock on the NYSE, there has been no public market for our Common Stock. We will have no input if and when any Registered Stockholder may, or may not, elect to sell its shares of Common Stock or the prices at which any such sales may occur. Future sales of substantial amounts of our Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Stock. Although we our Common Stock will be listed on the NYSE, we cannot assure you that there will be an active public market for our Common Stock.

Shares of our Common Stock will be deemed “restricted securities” as defined under Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. Following the listing of our Common Stock on the NYSE, shares of our Common Stock may be sold either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144.

As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of Common Stock for a period of at least one year will be able to sell their shares of Common Stock under Rule 144, which is expected to include approximately shares of Common Stock immediately after our registration.

After giving effect to (i) the Conversions; (ii) the Tuscan Payment; (iii) the Southern Acquisition; (iv) the Internal Reorganization; (v) the GEM Issuance; (vi) the SAFE Settlement; and (vii) the Advisor Accruals, as of            , 2022, we had a total of            shares of Common Stock outstanding. Between            , 2022 and the effective date of the registration statement of which this prospectus forms a part, we have not issued any additional shares of Common Stock or awards convertible or exercisable for shares of Common Stock.

Following the listing of our Common Stock on the NYSE, approximately            shares of our Common Stock may be immediately sold either (i) by the Registered Stockholders pursuant to this prospectus or (ii) by our other existing stockholders under Rule 144 under the Securities Act since such shares held by such other stockholders will have been beneficially owned by non-affiliates for at least one year.

Rule 144

Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

1% of the number of shares of our Common Stock then outstanding, which will equal approximately            shares upon the effectiveness of the registration statement of which this prospectus forms a part; or

the average weekly trading volume in our Common Stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not an affiliate of ours at the time of sale, has not been an affiliate at any time during the three months preceding a sale, and has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation, or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our Common stock subject to outstanding stock options under            and all shares of our Common Stock issued or issuable under            . We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

Pursuant to the GEM RRA, immediately after the effectiveness of the registration statement of which this prospectus forms a part, GEM will be entitled to various rights with respect to the registration of shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock — Registration Rights” for additional information.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

We intend to apply to list our Common Stock on the NYSE. Prior to the initial listing, no public market existed for our Common Stock and our Common Stock had no history of trading in private transactions.

This table shows primary issuances of sales of Surf Air and Southern equity and equity linked securities converted to shares of Common Stock. The Surf Air table below presents information regarding Class B-5 Preferred shares, Class B-6a Preferred shares, and Class B-6s Preferred shares issued by Surf Air for cash or in exchange for its outstanding debt securities during 2021 and the nine months ended September 30, 2022, as converted into Common Stock. The 9,864,592 shares of Class B-5 Preferred issued during the period referenced above were converted into 453,405 shares of Common Stock. The 71,041,186 shares of Class B-6a Preferred issued during the period were converted into 3,265,140 shares of Common Stock. The 1,008,196 shares of Class B-6s Preferred issued during the period were converted into 46,338 shares of Common Stock. The Southern table below presents the common shares issued by Southern as acquisition consideration and as payment for debt guarantees during 2021 and the nine months ended September 30, 2022, as converted into Common Stock. The 17,996 shares of Southern common stock issued during the period referenced above were converted into 130,462 shares of Common Stock.

The conversion ratio for both the Surf Air and the Southern equity is derived from an assumed value per share of Common Stock. This valuation was prepared by SAM and its financial advisors and is not indicative of the future trading price of the Common Stock or the valuation to be prepared by an independent third party. The conversion ratio used in the table below for Surf Air shares to Common Stock is 0.046 and the conversion ratio for Southern shares to Common Stock is 7.25.

While the DMM, in consultation with and our other financial advisors, is expected to consider this information in connection with setting the opening public price of our Common Stock, this information may, however, have little or no relation to the broader market demand for our Common Stock and thus the opening trading price and subsequent trading price of our Common Stock on the NYSE. As a result, you should not place reliance on these historical private sales prices as they may differ materially from the opening trading price and subsequent trading price of our Common Stock on the NYSE. See the section entitled “Risk Factors — Risks Related to Ownership of Our Common Stock — The trading price of our Common Stock, upon listing on the NYSE, may have little or no relationship to the historical sales prices of our capital stock in private transactions, and such private transactions have been limited.”

Surf Air

	Per Share Sale or Debt Exchange Price		Number of Shares Sold or Exchanged in the Period	Volume- Weighted Average Price (VWAP)	Aggregate Value
	High	Low
Annual
Year Ended December 31, 2021	$11.52	$8.27	1,448,247	$11.14	$16,139,032
Year Ending December 31, 2022 (through September 30)	$11.52	$5.76	2,316,636	$7.03	$16,290,086
Quarterly
Year Ended December 31, 2021
First Quarter	$11.52	$8.27	617,812	$10.64	$6,571,943
Second Quarter	$11.52	$11.52	298,761	$11.52	$3,441,897
Third Quarter	$11.52	$11.52	498,216	$11.52	$5,739,733
Fourth Quarter	$11.52	$11.52	33,458	$11.52	$385,459
Year Ending December 31, 2022
First Quarter	$11.52	$7.68	646,697	$9.31	$6,020,976
Second Quarter	$11.52	$5.76	1,583,138	$5.85	$9,269,110
Third Quarter	$11.52	$11.52	86,801	$11.52	$1,000,000
Monthly
Year Ended December 31, 2021
January	$11.52	$11.52	42,297	$11.52	$487,288
February	$11.52	$11.52	394,755	$11.52	$4,547,811
March	$11.52	$8.27	180,760	$8.50	$1,536,843
April		—
May	$11.52	$11.52	38,357	$11.52	$441,897
June	$11.52	$11.52	260,404	$11.52	$3,000,000
July		—
August	$11.52	$11.52	173,602	$11.52	$2,000,000
September	$11.52	$11.52	324,613	$11.52	$3,739,734
October	$11.52	$11.52	33,458	$11.52	$385,459
November		—
December		—
Year Ending December 31, 2022
January	$11.52	$11.52	46,794	$11.52	$539,097
February	$11.52	$7.68	539,810	$9.11	$5,411,687
March	$11.52	$11.52	6,093	$11.52	$70,193
April		—
May	$11.52	$5.76	1,565,779	$5.79	$9,069,118
June	$11.52	$11.52	17,360	$11.52	$199,992
July		—
August		—
September	$11.52	$11.52	86,801	$11.52	$1,000,000
Conversion Ratio (SAG to SAM share equivalents)			0.045961224117765

Southern

	Per Share Sale or Debt Exchange Price		Number of Shares Sold or Exchanged in the Period	Volume- Weighted Average Price (VWAP)
	High	Low
Annual
Year Ended December 31, 2021	$44.94	$44.94	2,225	$44.94
Year Ending December 31, 2022 (through September 30)	$129.53	$43.95	15,771	$49.56
Quarterly
Year Ended December 31, 2021
First Quarter
Second Quarter
Third Quarter	$44.94	$44.94	2,225	$44.94
Fourth Quarter
Year Ending December 31, 2022
First Quarter
Second Quarter	$43.95	$43.95	11,294	$43.95
Third Quarter	$129.53	$50.00	4,477	$63.71
Monthly
Year Ended December 31, 2021
January
February
March
April
May
June
July	$44.94	$44.94	2,225	$44.94
August
September
October
November
December
Year Ending December 31, 2022
January
February
March
April	$43.95	$43.95	11,294	$43.95
May
June	$50.00	$50.00	12,156	$50.00
July	$129.53	$129.53	772	$129.53
August	$50.00	$50.00	3,705	$50.00
September

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Common Stock issued pursuant to the listing of our Common Stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Common Stock.

This discussion is limited to Non-U.S. Holders that hold our Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income, the application of special accounting rules under Section 451(b) of the Code, and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        persons holding our Common Stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies, and other financial institutions;

•        brokers, dealers, or traders in securities;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        persons deemed to sell our Common Stock under the constructive sale provisions of the Code;

•        persons who hold or receive our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•        tax-qualified retirement plans; and

•        “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Common Stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Common Stock in the foreseeable future. However, if we do make distributions of cash or property on our Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in our Common Stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Common Stock unless:

•        the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•        the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•        our Common Stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Common Stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our worldwide real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Common Stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Common Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Common Stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Common Stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Common Stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Common Stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Common Stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Common Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Common Stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Common Stock.

PLAN OF DISTRIBUTION

The Registered Stockholders, and their pledgees, donees, transferees, assignees or other successors in interest may sell their shares of Common Stock covered hereby pursuant to brokerage transactions on the NYSE, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the shares of Common Stock are listed for trading. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Common Stock by the Registered Stockholders, except we have engaged financial advisors with respect to certain other matters relating to the registration of shares of our Common Stock and listing of our Common Stock, as further described below. As such, we do not anticipate receiving notice as to if and when any Registered Stockholder may, or may not, elect to sell their shares of Common Stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of Common Stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of Common Stock by the Registered Stockholders. We will recognize costs related to this direct listing and our transition to a publicly-traded company consisting of professional fees and other expenses. We will expense these amounts in the period incurred and not deduct these costs from net proceeds to the issuer as they would be in an initial public offering.

We have engaged as our financial advisors, _____ and _____ to advise and assist us with respect to certain matters relating to the registration of our Common Stock and our listing, including defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part and the listing of our Common Stock on the NYSE and the preparation of the registration statement of which this prospectus forms a part and the preparation of investor communications and presentations in connection with investor education. In addition, we have engaged                (the “DMM Financial Advisors”) to be available to consult with the DMM who will be setting the opening public price of our Common Stock on the NYSE. We will endeavor, and it is our understanding that the financial advisors and any affiliated persons each will endeavor, to conduct our and their activities in compliance with Regulation M (to the extent that Regulation M applies to such activities) and the other anti-manipulation and antifraud provisions of the U.S. securities laws, including, for example, Sections 9(a) and 10(b) of the Exchange Act and Rule 10b-5 thereunder.

The DMM, acting pursuant to its obligations under the rules of the NYSE, is responsible for facilitating an orderly market for our Common Stock. Based on information provided to the NYSE, the opening public price of our Common Stock on the NYSE will be determined by buy and sell orders collected by the DMM from various broker-dealers and will be set based on the DMM’s determination of where buy orders can be matched with sell orders at a single price. On the NYSE, buy orders priced equal to or higher than the opening public price and sell orders priced lower than or equal to the opening public price will participate in that opening trade. In accordance with Rule 7.35A(g) of the NYSE Listed Company Manual, because there has not been a recent sustained history of trading in our Common Stock in a private placement market prior to listing, the DMM will consult with the DMM Financial Advisors in order for the DMM to effect a fair and orderly opening of our Common Stock on the NYSE, without coordination with us, consistent with the applicable securities laws in connection with our direct listing. Pursuant to Rule 7.35A(g) of the NYSE Listed Company Manual, and based upon information known to them at that time, the DMM Financial Advisors are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding Common Stock and pre-listing selling and buying interest in our Common Stock that they become aware of from potential investors and holders of our Common Stock, including after consultation with certain institutional investors (which may include certain of the Registered Stockholders). Such investor consultation by the DMM Financial Advisors would not involve any coordination with or outreach on behalf of the Company. The financial advisors, including the DMM Financial Advisors, will not engage in a book building process as would typically be undertaken by underwriters in a registered initial public offering. Instead, the input that the DMM Financial Advisors provide to the DMM will be based on information that the DMM Financial Advisors become aware of from potential investors and holders of our Common Stock (which may include certain of the Registered Stockholders) in connection with investor education regarding the process and mechanics of the direct listing, the receipt of buy and sell orders and other customary brokerage activities undertaken without coordination with us. Additionally, the DMM, in consultation with the DMM Financial Advisors and our other financial advisors, is also expected to consider the information in the section titled “Sale Price History of Our Capital Stock.” The Registered Stockholders will not be involved in the DMM’s process to establish the opening public price, including any decision regarding the timing of the opening trade.

Similar to how a security being offered in a traditional underwritten initial public offering would open on the first day of trading, before the opening public price of our Common Stock is determined, the DMM may publish one or more pre-opening indications, which provides the market with a price range of where the DMM anticipates the opening public price will be, based on the buy and sell orders entered on the NYSE. The pre-opening indications will be available on the consolidated tape and the NYSE market data feeds. As part of this opening process, the DMM will continue to update the pre-opening indication until the buy and sell orders reach equilibrium and can be priced by offsetting one another to determine the opening public price of our Common Stock.

In connection with the process described above, a DMM in a direct listing may have less information available to it to determine the opening public price of our Common Stock than a DMM would in a traditional underwritten initial public offering. For example, because the direct listing does not involve a firm commitment underwriting, the financial advisors will not have engaged in a book building process, and as a result, they will not be able to provide input to the DMM that is based on or informed by that process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of Common Stock to the public as there would be in a traditional underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, the public price of our Common Stock may be more volatile than in a traditional underwritten initial public offering and could, upon listing on the NYSE, decline significantly and rapidly. See the section titled “Risk Factors — Risks Related to Ownership of our Common Stock.”

In addition to sales made pursuant to this prospectus, the shares of Common Stock covered by this prospectus may be sold by the Registered Stockholders in individually negotiated, private transactions exempt from the registration requirements of the Securities Act, and the Registered Stockholders may distribute the shares of Common Stock covered by this prospectus to affiliates, managers, members, partners, equity holders and/or other interest holders of such Registered Stockholders.

Under the securities laws of some states, shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers.

Each Registered Stockholder may from time to time transfer, pledge, assign or grant a security interest in some or all of the shares of Common Stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, pledgees, assignees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the Registered Stockholders to include the transferee, pledgee, assignee or other successors in interest as Registered Stockholders under this prospectus. The Registered Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of Common Stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such Registered Stockholder or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal.

We have agreed to indemnify our financial advisors for certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Our principal legal advisor is O’Melveny & Myers LLP.             is legal advisor to the financial advisors.

EXPERTS

The financial statements of Surf Air Global Limited as of December 31, 2021 and 2020 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Surf Air Global Limited’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Southern Airways Corporation as of December 31, 2021 and 2020 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN CERTIFYING ACCOUNTANT

On March 4, 2021, Surf Air Global Limited (“Surf Air”) dismissed CohnReznick LLP (“CohnReznick”) as Surf Air’s independent auditor. The decision to dismiss CohnReznick was approved by Surf Air’s Board.

During the period in which CohnReznick served as Surf Air’s independent auditors, it completed their audit of Surf Air’s consolidated financial statements for the fiscal years ended December 31, 2017 and 2018. While CohnReznick was engaged to audit Surf Air’s financials for the fiscal years ended December 31, 2019 and 2020, those audits were not completed by the time of its dismissal. During the two fiscal years ended December 31, 2020, and the subsequent interim period through March 4, 2021, there were (i) no “disagreements” as such term is defined in Item 304(a)(1)(iv) of Regulation S-K, with CohnReznick on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of CohnReznick, would have caused them to make reference to the subject matter of the disagreements in their report, and (ii) no “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

Surf Air has provided CohnReznick with a copy of these disclosures and they have furnished a letter addressed to the SEC stating that it agrees with the statements made herein, a copy of which is included as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On March 17, 2021, Surf Air engaged PricewaterhouseCoopers LLP (“PwC”) to serve as its independent registered public accounting firm. During the two fiscal years ended December 31, 2020 and the subsequent interim period through March 17, 2021, neither Surf Air nor anyone acting on its behalf consulted with PwC regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on its financial statements, and neither a written report nor oral advice was provided to Surf Air that PwC concluded was an important factor considered by Surf Air in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or reportable event.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of our Common Stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and our Common Stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.surfair.com, at which, following the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

SOUTHERN AIRWAYS CORPORATION AND SUBSIDIARIES

Surf Air Global Limited
Condensed Consolidated Balance Sheets
(In thousands, except share and per share data)
(Unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$5,843	$719
Accounts receivable, net	7	15
Prepaid expenses and other current assets	8,178	1,201
Total current assets	14,028	1,935
Restricted cash	905	855
Property and equipment, net	655	703
Intangibles, net and other assets	3,618	4,065
Operating lease right-of-use assets	717	—
Total assets	$19,923	$7,558
Liabilities, redeemable convertible preferred shares and shareholders’ deficit
Current liabilities:
Accounts payable	10,330	14,042
Accrued expenses	9,190	13,191
Deferred revenue	5,699	5,162
Operating lease liability, current	369	—
SAFE notes at fair value, current	105	19
Term note	—	11,790
Convertible notes at fair value, current	13,615	11,273
Due to related parties	90	90
Total current liabilities	39,398	55,567
Convertible notes at fair value, long term	11,876	408
SAFEs notes at fair value, long term	11,258	—
Operating lease liability	351	—
Other liabilities	7,618	5,917
Total liabilities	$70,501	$61,892
Commitments and contingencies (Note 12)
Redeemable convertible preferred shares $0.001 par value; 263,459,277 shares authorized as of June 30, 2022 and December 31, 2021; 226,974,984 and 179,329,073 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively; and aggregate liquidation preference of $177,393 and $153,094 as of June 30, 2022 and December 31, 2021, respectively	$129,516	$118,691
Stockholders’ deficit:
Class B-6s convertible preferred shares, $0.001 par value; 108,242,028 and 98,799,158 authorized shares as of June 30, and December 31, 2021, respectively; 71,478,742 and 70,606,523 shares issued and outstanding as of June 30, 2022, and December 31, 2021, respectively	3,414	3,294
Ordinary Shares, $0.001 par value; 598,428,287 and 510,778,200 shares authorized as of June 30, 2022 and December 31, 2021, respectively, 185,959,042 and 186,242,328 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	285	186
Additional paid-in capital	123,084	100,979
Accumulated other comprehensive income	—	—
Accumulated deficit	(306,877)	(277,477)
Total shareholders’ deficit	(180,094)	(173,018)
Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	$19,923	$7,558

The accompanying notes are an integral part of these condensed consolidated financial statements.

Surf Air Global Limited
Condensed Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share data)

(Unaudited)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Revenue	$9,296	$3,301
Operating expenses
Cost of revenue, exclusive of depreciation and amortization	11,209	4,538
Technology and development	1,458	1,458
Sales and marketing	2,263	1,808
General and administrative	18,137	12,083
Depreciation and amortization	515	550
Total operating expenses	33,582	20,437
Operating loss	(24,286)	(17,136)
Other income (expense)
Changes in fair value of financial instruments carried at fair value, net	(10,304)	286
Interest expense	(524)	(645)
Gain on extinguishment of debt	5,951	691
Other income (expense)	(237)	(411)
Total other expense, net	(5,114)	(79)
Net loss before income taxes	(29,400)	(17,215)
Income tax expense (benefit)	—	—
Net loss	$(29,400)	$(17,215)
Net loss per share applicable to ordinary shareholders, basic and diluted	$(0.10)	$(0.10)
Weighted-average number of ordinary shares used in net loss per share applicable to ordinary shareholders – basic and diluted	290,038,978	177,758,938
Other comprehensive income	—	—
Total comprehensive loss	$(29,400)	$(17,215)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Surf Air Global Limited
Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ Deficit
(In thousands, except share data)
(Unaudited)

	Redeemable Convertible Preferred Shares		Class B-6s Convertible Preferred Stock		Ordinary Shares		Stockholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
Balance at December 31, 2021	179,329,073	$118,691	70,606,523	$3,294	186,242,328	$186	$100,971	$(277,477)	$—	$(173,026)
Conversion of convertible note to Class B-5 redeemable convertible preferred shares	6,215,365	441								—
Reclass of shares issued to extinguish payables	135,977	31	(135,977)	(10)						(10)
Conversion of convertible notes to Class B-6a redeemable convertible preferred shares	14,401,002	3,484								—
Conversion of related party convertible note to Class B-6a convertible preferred shares	22,313,779	6,333								—
Issuance of B-6a redeemable convertible preferred shares	472,143	250								—
Conversion of outstanding payable to Class B-6a redeemable convertible preferred shares	4,107,647	286					255			255
Conversion of debt to convertible preferred B-6s shares			1,008,196	130						130
Issuance of ordinary warrants in exchange for advisory services							567			567
Capital contribution from convertible notes from related party							1,431			1,431
Issuance of related party SAFEs							9,898			9,898
2021 RSPA grants					93,011,273	99				99
Ordinary share warrants issued in 2017 Notes conversion							38			38
Share-based compensation expense							9,924			9,924
Net loss								(29,400)		(29,400)
Balance at June 30, 2022	226,974,986	$129,516	71,478,742	$3,414	279,253,601	$285	$123,084	$(306,877)	$—	$(180,094)
	Convertible Preferred Shares		Series B-6s Convertible Preferred Stock		Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2020	147,818,884	$103,585	70,470,546	$3,284	153,940,086	$154	$96,072	$(241,693)	$641	$(141,542)
Conversion of convertible note to class B-5 convertible preferred shares	3,649,587	354					(19)			(19)
Reclass change in fair value due to instrument specific or risk									(641)	(641)
Conversion of debt to convertible preferred B-6s shares			135,977	10			—			10
Issuance of redeemable convertible preferred B-6a shares	16,292,723	8,726								—
Conversion of related party convertible debt to redeemable convertible preferred B-6a shares										—
2021 RSPA grants					24,933,630	25				25
Ordinary share warrants issued							791			791
Share-based compensation expense							1,720			1,720
Net loss								(17,215)		(17,215)
Balance at June 30, 2021	167,761,194	$112,666	70,606,523	$3,294	178,873,716	$179	$98,564	$(258,908)	$—	$(156,871)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Surf Air Global Limited
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(29,400)	$(17,215)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	515	550
Gain on extinguishment of debt and other liabilities	(5,951)	(691)
Share-based compensation expense	9,991	1,745
Changes in fair value of financial instruments carried at fair value, net	10,266	(286)
Amortization of debt discounts and debt issuance costs	42	—
Accounts receivable, net	8	(94)
Prepaid expenses and other current assets	(562)	397
ROU assets		—
Accounts payable	(1,249)	3,836
Due to a related party	—	(31)
Accrued expenses	177	(947)
Deferred revenue	710	1,128
Operating lease liability		—
Other liabilities	1	(2)
Net cash used in operating activities	(15,452)	(11,610)
Cash flows from investing activities:
Purchase of property and equipment	—	(62)
Purchase of intangible assets		(10)
Internal-use software development costs	(6)	(62)
Net cash used in investing activities	(6)	(134)
Cash flows from financing activities:
Proceeds from borrowings of convertible securities at fair value	14,100	—
Proceeds from borrowings of convertible notes at fair value	4,000	—
Proceeds from borrowings due to related parties	2,250	—
Proceeds from the issuance of Class B-6a redeemable convertible preferred shares	250	8,727
Proceeds from the issuance of ordinary shares	32	—
Net cash provided by financing activities	20,632	8,727
Increase (decrease) in cash, cash equivalents and restricted cash	5,174	(3,017)
Cash, cash equivalents and restricted cash at beginning of period	1,574	7,512
Cash, cash equivalents and restricted cash at end of period	$6,748	$4,495
Supplemental schedule of non-cash investing and financing activities:
Issuance of SAFE for future service	$6,416	$—
Conversion of convertible notes to Class B-6a redeemable convertible preferred shares	$9,816	$—
Issuance of B-6s convertible preferred shares for outstanding payables	$—	$10
Issuance of B-6a convertible preferred shares for outstanding payables	$286	$—
Purchases of property and equipment included in accounts payable	$96	$82
Conversion of 2017 Notes to Class B-5 redeemable convertible preferred shares	$—	$368
Issuance of ordinary share warrants for 2017 note conversion	$—	$758
Accounts payable balance exchanged for convertible notes at fair value	$—	$75

The accompanying notes are an integral part of these condensed consolidated financial statements.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 1. Description of Business

Organization

Surf Air Global Limited is a British Virgin Islands holding company and was formed on August 15, 2016. Surf Air Global Limited, together with its consolidated subsidiaries are collectively referred to hereafter as “Surf Air” or the “Company”.

Surf Air is a technology-enabled, regional air travel network offering daily scheduled flights and on-demand charter flights.

Surf Air’s customers consist of regional business and leisure travellers. Surf Air is headquartered in Hawthorne, California and commenced flight operations in June 2013.

Liquidity and Going Concern

The Company has incurred losses from operations, negative cash flows from operating activities and has a working capital deficit. In addition, the Company is currently in default of certain excise and property taxes as well as certain debt obligations. These tax and debt obligations are classified as current liabilities on the Company’s balance sheet as of June 30, 2022. As discussed in Note 12, Commitments and Contingencies, on May 15, 2018, the Company received a notice of a tax lien filing from the Internal Revenue Service (“IRS”) for unpaid federal excise taxes for the quarterly periods beginning October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan (“Installment Plan”) whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. The Company’s total outstanding federal excise tax liability including accrued penalties and interest of $4.4 million is included as accrued liabilities on the balance sheet as of June 30, 2022. The Company has also defaulted on its property tax obligations. The Company’s total outstanding property tax liability including penalties and interest is $1.0 million as of June 30, 2022.

As of December 31, 2021, the Company was also in default of the payments related to certain Simple Agreements for Future Equity (“SAFE”) note (see Note 8, Financing arrangements). The 2017 Convertible Note had an outstanding principal of $3.9 million and accrued interest of $5.8 million as of June 30, 2022. The 2020 Convertible Note had an outstanding principal of $0.6 million as of December 31, 2021. The SAFE note had an outstanding principal of $0.5 million as of June 30, 2022. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The airline industry and the Company’s operations are cyclical and highly competitive. The Company’s success is largely dependent on the ability to raise debt and equity capital, increase its membership base, increase passenger loads, and continue to expand into regions profitably throughout the United States and internationally.

The Company’s prospects and ongoing business activities are subject to the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets. Risks and uncertainties that could materially and adversely affect the Company’s business, results of operations or financial condition include, but are not limited to the ability to raise additional capital (or financing) to fund operating losses, refinance its current outstanding debt, sustain ongoing operations, the ability to attract and maintain members, the ability to integrate, manage and grow recent acquisitions and new business initiatives, obtain and maintain relevant regulatory approvals, and the ability to measure and manage risks inherent to the business model.

In addition to the risks and uncertainties associated with the Company’s emerging business model, there continues to be a worldwide impact from the COVID-19 pandemic. The impact of COVID-19 has resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in global economy and has led to reduced economic activity particularly in the air travel industry. Due to enhanced virtual meeting and teleconferencing technology that has been adopted throughout the COVID-19 pandemic, more people are meeting over virtual meeting platforms than in person, which reduces the need for transportation. Specifically, COVID-19 related disruption in air travel has led to a decrease in membership sales, flight cancellations and significant operational volatility contributing to Surf Air defaulting on certain debt arrangements and amending the terms and conditions of certain debt arrangements, in order to meet liquidity needs. (see Note 8, Financing arrangements).

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 1. Description of Business (cont.)

The Company has funded its operations and capital needs primarily through the net proceeds received from the issuance of various debt instruments, convertible securities and preferred and ordinary share financing arrangements. The Company is evaluating strategies to obtain the additional funding for future operations. These strategies may include, but are not limited to, obtaining additional equity financing, issuing additional debt or entering into other financing arrangements, and restructuring of operations to grow revenues and decrease expenses. There can be no assurance that the Company will be successful in achieving its strategic plans, that new financing will be available to the Company in a timely manner or on acceptable terms, if at all. If the Company is unable to raise sufficient financing when needed or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to take additional measures to conserve liquidity, which could include, but not necessarily limited to, reducing certain spending, altering or scaling back development plans, including plans to equip regional airline operations with hybrid electric aircraft and reducing funding of capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 2. Summary of Significant Accounting Policies

Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The information herein reflects all material adjustments (consisting of normal recurring adjustments), which are, in the opinion of management, necessary to fairly present the results for the periods presented. The results for the interim period are not necessarily indicative of the results to be expected for the year ending December 31, 2022.

Basis of Presentation and Principles of Consolidation

The condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the assets, liabilities and operating results of Surf Air. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period.

On an ongoing basis, the Company evaluates its estimates using historical experience and other factors including the current economic and regulatory environment as well as management’s judgment. Items subject to such estimates and assumptions include: revenue recognition and related allowances, valuation allowance on deferred tax assets, certain accrued liabilities, useful lives and recoverability of long-lived assets, fair value of assets acquired and liabilities assumed in acquisitions, legal contingencies, assumptions underlying convertible notes and convertible securities carried at fair value and share-based compensation. These estimates may change as new events occur and additional information is obtained and are recognized in the condensed consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s condensed consolidated financial statements.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Given the uncertainty regarding the length, severity, and ability to combat the COVID-19 pandemic, the Company cannot reasonably estimate the impact of the COVID-19 pandemic on its future results of operations, cash flows, or financial condition. As of the date of issuance of the condensed consolidated financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, its judgments, or the carrying value of its assets or liabilities.

Concentration of Risk

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. All of the Company’s cash deposits are held at financial institutions that management believes to be of high credit quality. The Company’s cash deposit accounts may exceed federally insured limits at times. The Company has not experienced any losses on cash deposits to date. As of June 30, 2022 and December 31, 2021, the Company’s accounts receivable balance is primarily comprised of pending transactions with credit card processors. For the six months ended June 30, 2022 and 2021, no individual customer accounted for 10% or more of the Company’s revenues.

Leases

Arrangements are analyzed at inception to determine the existence of a lease. Right-of-use assets (ROUAs) represent the right to use the underlying asset and lease liabilities represent the obligation to make lease payments for the lease term. Operating lease ROUAs and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the appropriate term and information available at commencement date in determining the present value of lease payments. The lease term may include options to extend the lease when it is reasonably certain that the option will be exercised. ROUAs and operating lease liabilities are reported in on the Condensed Consolidated Balance Sheet. Lease expense for lease payments is recognized on a straight-line basis over the lease term and is classified as Amortization Expense.

Deferred Revenue

The Company records deferred revenue (contract liabilities) when the Company receives customer payments in advance of the performance obligations being satisfied on the Company’s contracts. The Company generally collects payments from customers in advance of services being provided. The Company recognizes the deferred revenue as revenue when it meets the applicable revenue recognition criteria, which is usually either over the contract term, or when services have been provided. The Company meets performance obligations associated with all deferred revenue during the succeeding 12-month period. Accordingly, deferred revenue is classified within current liabilities in the accompanying Consolidated Balance Sheets.

During the six months ended June 30, 2022 and 2021, the Company recognized revenue of $2.3 million and $1.9 million, respectively, out of the beginning of year deferred revenue balance.

The following table presents remaining performance obligations for contractually committed revenues as of June 30, 2022: (in thousands):

Amount
2022	$629
Total	$629

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Net Loss Per Share Applicable to Ordinary Shareholders, Basic and Diluted

The Company calculated basic and diluted net loss per share attributable to ordinary shareholders (“common stockholders”) using the two-class method required for companies with participating securities. The Company considers preferred stock to be participating securities as the holders are entitled to receive dividends on a pari passu basis in the event that a dividend is paid on common stock.

Under the two-class method, basic net loss per share available to ordinary shareholders was calculated by dividing the net loss available to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding during the period. For purposes of determining the number of weighted-average ordinary shares outstanding, the Company has included issued and outstanding ordinary shares, penny ordinary share warrants, and vested RSPAs and RSGAs. The net loss available to ordinary shareholders was not allocated to the preferred stock as the holders of preferred stock do not have a contractual obligation to share in losses. Diluted net loss per share available to ordinary shareholders was computed by giving effect to all potentially dilutive ordinary share equivalents outstanding for the period. For purposes of this calculation, preferred stock, unvested RSUs, unvested RSPAs, and stock options to purchase ordinary shares were considered ordinary share equivalents but had been excluded from the calculation of diluted net loss per share available to ordinary shareholders as their effect was anti-dilutive. In periods in which the Company reports a net loss available to ordinary shareholders, diluted net loss per share available to ordinary shareholders is the same as basic net loss per share available to ordinary shareholders, since dilutive ordinary shares are not assumed to have been outstanding if their effect is anti-dilutive. The Company reported net loss available to ordinary shareholders for the years ended December 31, 2021 and December 31, 2020.

Recent Accounting Pronouncements

Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842). ASU 2016-02 outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than 12 months. The Company adopted ASU 2016-02 effective January 1, 2022 using the modified retrospective transition method.

Note 3. Intangible Assets, Net and Other Assets

On May 18, 2021, the Company executed two service agreements with Palantir Technologies Inc. to obtain access to their software: a Master Subscription Agreement for the term of 12 months and Product Order Form for the term of seven years commencing on the effective date. The agreement identifies two phases; an Initial Term from May 18, 2021 through June 30, 2023 with a cost of $11 million and an Enterprise Term from July 1, 2023 to May 17, 2028 with a cost of $39 million, for a total software cost of $50 million excluding applicable infrastructure costs and sales taxes. Through the date this report was originally available for issuance, Palantir provided $2 million of services under the software master subscription agreement. During February 2022, the Company issued 3,777,148 Class B-6a redeemable convertible preferred shares as consideration for the settlement of a liability associated with the $2 million of services provided by Palantir during 2021.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 3. Intangible Assets, Net and Other Assets (cont.)

Below is a summary of intangible assets, net and other assets: (in thousands)

	June 30, 2022	December 31, 2021
Trademarks	7,060	7,060
Software	2,967	2,967
Other intangibles	249	242
Intangible assets, gross	10,276	10,269
Accumulated amortization	(8,625)	(8,326)
Other assets	1,967	2,122
Intangible, net and other assets	$3,618	$4,065

For the six months ended June 30, 2022 and 2021, amortization expense for intangible assets was $0.4 million, and $0.3 million, respectively, which was recognized as a component of depreciation and amortization expense in the accompanying Condensed Consolidated Statements of Operations and Other Comprehensive Loss.

The Company capitalized $121 thousand and $62 thousand of costs incurred to enhance the functionality of its internal-used software platforms as of June 30, 2022 and December 31,2021, respectively.

As of June 30, 2022, the weighted average remaining useful life of the intangible assets was approximately 3 years. The future expected amortization expense of the intangible assets held at June 30, 2022 is as follows: (in thousands)

Expected future amortization:	Amount
Remainder of 2022	$312
2023	624
2024	593
2025	122
2026	—
Thereafter	—
Total	$1,651

Note 4. Property and Equipment, net

As of June 30, 2022 and December 31, 2021, property and equipment, net consisted of the following: (in thousands)

	June 30, 2022	December 31, 2021
Furniture and fixtures	$91	$90
Equipment and vehicle	167	154
Internal-use software	579	458
Leasehold improvements	656	622
Property and equipment, gross	1,493	1,324
Accumulated depreciation	(838)	(621)
Property and equipment, net	$655	$703

The Company recorded depreciation expense on property and equipment of $144 thousand and $138 thousand for the six months ended June 30, 2022 and 2021, respectively, which was recognized as a component of depreciation and amortization expense in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Loss.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 5. Leases

Leases primarily pertain to certain controlled aircraft, corporate headquarters, and operational facilities, including space in aircraft hangars, which are primarily accounted for as operating leases. The Company currently lease its corporate headquarters and adjacent aircraft hangar totaling lease expense of $303 thousand for both six months ended June 30, 2022 and 2021, respectively. The corporate headquarter and aircraft hanger leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Further, the lease does not contain contingent rent provisions or renewal options. This lease includes both lease components (e.g., fixed payments including rent, taxes, and insurance costs) and non-lease components (e.g., common-area or other maintenance costs), which are accounted for as a single lease component as the Company has elected the practical expedient to group lease and non-lease components for all leases. Upon adoption of Topic 842 on January 1, 2022, the Company recognized an operating lease right-of-use asset of $0.7 million and a corresponding lease liability of $0.7 million, using a discount rate of 7.5%, which reflects the Company’s incremental borrowing rate for a similar asset and similar term as of the date of adoption.

The operating lease cost recognized for the six months ended June 30, 2022 and 2021 was $0.9 million for each period.

Supplemental information related to the operating leases is as follows: (in thousands)

June 30, 2022
Assets
Operating lease right-of-use assets	$717
Liabilities
Lease liabilities (short-term)	369
Lease liabilities (long-term)	351
Total operating lease liabilities	$720

As of June 30, 2022 and December 31, 2021, the Company had four and six noncancellable aircraft operating lease agreements, respectively, for Pilatus PC-12 aircraft with various lease terms ending through July 2022, of which four of the aircraft leases were leased from Park Lane Investments, LLC (“Park Lane”) a related party of the Company (see Note 17, Related party balances and transactions). The lease from Park Lane was extended to July 2023. At the end of the lease term, the aircraft are returned to the lessor at the Company’s expense.

The Company recorded rent expense of $0.6 million and $1.0 million related to aircraft leases for the six months ended June 30, 2022 and 2021, respectively, and was recorded as part of Cost of revenue, exclusive of depreciation and amortization in the Company’s Condensed Consolidated Statements of Operations and Other Comprehensive Loss.

Future minimum payments under noncancelable aircraft operating lease agreements under ASC 842 as of June 30, 2022 are as follows: (in thousands)

Year	Amount
2022 (reminder of year)	$600
2023	700
2024	—
2025	—
2026	—
Total lease payment, undiscounted	1,300
Less: imputed interest	—
Total	$1,300

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 5. Leases (cont.)

Future minimum payments under noncancelable aircraft and non-aircraft operating lease agreements under ASC 840 as of December 31, 2021 are as follows (in thousands):

Amount
2022	$1,578
2023	940
2024	229
2025	19
2026	—
Total	$2,766

Note 6. Accrued Expenses

Accrued expenses consisted of the following: (in thousands)

	June 30, 2022	December 31, 2021
Accrued compensation and benefits	$431	$476
Excise and other taxes payables	4,962	3,768
Interest and commitment fee payable	—	3,257
Reserve for settlement for non-accredited investors	399	872
Accrued Monarch legal settlement (Note 12)	1,314	1,314
Accrued services payable	1,181	2,392
Other accrued liabilities	903	1,119
Total accrued expenses	$9,190	$13,199

Note 7. Paycheck Protection Program Loan

On April 23, 2020, the Company borrowed an aggregate amount of $719 thousand under the U.S. government assisted Paycheck Protection Program (the “PPP”) under the Coronavirus Aid Relief and Economic Security Act (“CARES Act”), which was enacted on March 27, 2020 as a result of the COVID-19 pandemic. The Loan, which was in the form of a Promissory Note dated April 23, 2020, bears interest at a rate of 1.0% per annum, and is payable monthly commencing on November 23, 2020. The Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Per the provisions of the Loan agreement, proceeds from the Loan may only be used to cover certain qualifying expenses, such as payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company used the aggregate amount of the Loan to cover qualifying payroll and payroll related benefit payments during the loan’s qualifying period. Under the terms of the PPP, the Company may apply for full forgiveness of the Loan. In February of 2021, the Company requested for full forgiveness of the aggregate loan amount of $719 thousand and was provided full forgiveness on March 19, 2021.

In March 2021, the Company borrowed an additional $718 thousand under the PPP. The loan is in the form of a Promissory Note and the covered period of the loan is from March 31, 2021 to June 30, 2021. Under the terms of the PPP, the Company may apply for full forgiveness of the Loan. In September 2021, the Company requested for full forgiveness for the aggregate loan amount of $718 thousand and was provided full forgiveness for the loan amount of $718 thousand by the SBA in October 2021.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 8. Financing Arrangements

Fair Value of Convertible Instruments

Fair value of all the convertible instruments: (in thousands)

	Fair Value at
	June 30, 2022	December 31, 2021
2017 Convertible Note	$13,619	$8,709
2020 Convertible Note	679	395
2021 Convertible Note	—	2,577
Partners for Growth convertible note	11,197	—
Total convertible notes	25,491	11,681
Coin Circle SAFE	105	19
ParkLane SAFE	2,551
LamVen SAFE	2,244	—
iHeart SAFE	3,402	—
Palantir SAFE	3,061	—
Total SAFE notes	11,363	19
Total convertible instruments	$36,854	$11,700

2017 Convertible Notes

During 2017 and 2018, Surf Air issued an aggregate of $6.6 million of convertible notes under the June 2, 2017, convertible note purchase agreement, as amended on various dates through December 31, 2020 (the “2017 Notes”).

On March 24, 2021, the 2017 Notes with the total amount of principal and accrued interest of approximately $1.4 million were converted into 3,649,587 Class B-5 Preferred shares (at $0.38 conversion price).

On February 15, 2022, the above 2017 Notes with the total amount of principal and accrued interest of approximately $2.4 million were converted into Preferred Class B-5 shares, at the Lenders’ election at the request of the Assignee. As a result of conversion, borrower received from the Lenders 6,215,365 Class B-5 Preferred Shares (at $0.38 conversion price).

The fair value of the 2017 Notes as of June 30, 2022 and December 31, 2021 was $13.6 million and $8.7 million, respectively. Increases in fair value of the 2017 Notes, including accrued interest, $1.0 million were recognized during six months ended June 30, 2022, within Changes in fair value of financial instruments carried at fair value, net, on the Condensed Consolidated Statements of Operations and Comprehensive Loss.

2020 Convertible Note

On May 1, 2020, the Company entered into a convertible promissory note agreement (the “2020 Note”) with a vendor for a principal amount of $541 thousand. On September 30, 2020, the Company entered into an amendment to the 2020 Note increasing the principal amount to $557 thousand in exchange for additional services.

On March 26, 2021, the Company amended the 2020 Note. The note matures in April, 2023, with an interest rate of 6.25%. This amendment increased the principal from $557 thousand to $633 thousand for value received. With accrued interest, the face value of the 2020 Note was $395 thousand as of December 31, 2021. The Company elected to account for this instrument at issuance at fair value. The fair value as of June 30, 2022 was $679 thousand.

2021 Convertible Note

During 2021, Surf Air issued an aggregate of $4.45 million of convertible notes under the May 12, 2022 (which is effective October 8, 2021), convertible note agreement, (the “2021 Note”). The 2021 Note is scheduled to mature on the earlier of December 31, 2022 or the date on which the Note is otherwise accelerated as provided for in the

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 8. Financing Arrangements (cont.)

agreement. Interest is due upon maturity at a rate of 8.25% per annum until the 2021 Note is paid in full whether at maturity, upon acceleration by prepayment or converted into conversion shares. Convertible notes at fair value on the Consolidated Balance Sheets as of December 31, 2021 were $2.6 million. During 2022, the 2021 Note in the amount of $4.5 million was converted into 17,373,521 B-6a convertible preferred shares.

Partners for Growth Convertible Note

On May 17, 2022, Surf Air Global Ltd (the “Company”) and Partners for Growth V, LP (“PFG”) entered into a SAFE instrument in which the Company agreed to sell to PFG up to a number of ordinary shares having an aggregate value of USD $15.2 million in full satisfaction of amounts currently owed to PFG. The fair value as of June 30, 2022 is $11.2 million.

SAFE Notes at Fair Value

The Company’s SAFE’s are carried at fair value and are Simple Agreements for Future Equity (SAFE instruments).

On May 17, 2022, Surf Air and LamVen, a related party, entered into a simple agreement for future equity (the “LamVen SAFE”) in the total amount of $7.5 million, pursuant to which LamVen provided Surf Air with an investment advance of $6.6 million. The balance of $900 thousand is expected to be received by December 31, 2022. The terms of the share issuance requirement essentially fix the number of shares to be delivered under the agreement, contingent of the simultaneous settlement with the Company’s planned a special purpose acquisition company (“SPAC”) Transaction. The fair value as of June 30, 2022 is $2.3 million.

On May 17, 2022, Surf Air and Park Lane, a related party, entered into a simple agreement for future equity (the “Park Lane SAFE”), pursuant to which, Park Lane provided Surf Air with a capital contribution of $7.5 million (the “Issue Price”). The terms of the share issuance requirement essentially fix the number of shares to be delivered under the agreement, contingent of the simultaneous settlement with the Company’s planned SPAC Transaction. The fair value as of June 30, 2022 is $2.6 million.

On May 17, 2022, the Company and iHeart Media entered into a SAFE in which the Company agreed to sell to iHeart Media up to a number of ordinary shares having an aggregate value of $10 million in exchange for future services from iHeart Media (“iHeart SAFE”). The Company recognized for future services at fair value on the balance sheet as the prepaid expense. The fair value of this SAFE as of June 30, 2022 is $3.4 million.

On June 30, 2022, the Company and Palantir entered into a SAFE in which the Company agreed to sell to Palantir up to a number of ordinary shares having an aggregate value of $9 million in exchange for services from Palantir (“Palantir SAFE”). The Company recognizes the future services at fair value on the balance sheet as the prepaid expense. The fair value of this SAFE as of June 30, 2022 is $3.1 million. The maturity date for this SAFE is June 30, 2024.

The Company determined that the SAFE notes should be classified as a liability based on evaluating the characteristics of the instrument, which contained both debt and equity-like features. As such, the Company recorded the fair value of the SAFE notes as a current liability on its balance sheet upon its issuance. Subsequent changes in the fair value of the SAFE notes will be recorded in earnings as part of changes in fair value of financial instruments carried at fair value within the Condensed Consolidated Statement of Operations and Comprehensive Loss.

As of June 30, 2022, outstanding SAFE instruments, both current and long term, had a fair value of $11.3 million. $8.8 million had been recorded as a loss on changes in fair value within the Condensed Consolidated Statement of Operations and Comprehensive Loss for the six-months ended June 30, 2022.

The maturity date for all the SAFEs issued on May 17, 2022 is May 17, 2024.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 9. Fair Value Measurements

The following tables summarize the Company’s financial liabilities that are measured at fair value on a recurring basis in the condensed consolidated financial statements (in thousands):

	Fair Value Measurements at June 30, 2022 Using:
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible notes at fair value	—	—	$25,491	$25,491
Preferred shares warrant liability	—	—	—	—
SAFE notes	—	—	11,363	11,363
GEM derivative liability	—	—	1,984	1,984
Total financial liabilities	$—	$—	$38,838
	Fair Value Measurements at December 31, 2021 Using:
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible notes at fair value	—	—	$11,681	$11,681
Preferred shares warrant liability	—	—	9	9
SAFE notes	—	—	19	19
GEM derivative liability	—	—	435	435
Total financial liabilities	$—	$—	$12,144

The following table provides a reconciliation of activity and changes in fair value for the Company’s convertible loans and redeemable convertible preferred stock warrant liability using inputs classified as Level 3 (in thousands):

	Convertible Notes at Fair Value	Preferred Shares Warrant Liability	SAFE notes at fair value	GEM
Balance at January 1, 2021	$9,074	$35	$37	$650
Issuance of convertible notes		—	—	—
Conversion of convertible notes to preferred shares	75	—	—	—
Gain (loss) from extinguishment	(354)	—	—	—
Change in fair value	(30)	(21)	(20)	(216)
Balance at June 30, 2021	8,765	14	17	434
	Convertible Notes at Fair Value	Preferred Shares Warrant Liability	SAFE notes at fair value	GEM
Balance at December 31, 2021	11,681	14	17	435
Issuance of convertible notes	3,524	—	11,258	—
Conversion of convertible notes to preferred shares	(9,589)	—	—	—
Conversion of PFG liability to convertible note	11,197	—	—	—
Change in fair value	8,678	(9)	86	1,549
Balance at June 30, 2022	$25,491	$5	$11,361	$1,984

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 9. Fair Value Measurements (cont.)

The estimated fair values of these financial liabilities was determined utilizing a model that entails determination of the fair value based upon an analysis of probability weighted possible future outcomes. The fair values of the convertible notes, preferred shares warrant liabilities, SAFE notes and derivative liability were based on the values of the convertible notes, warrants, SAFE’s and derivative upon conversion due to the weighted probability associated with certain events, which in the Company’s case, are sale of the Company or becoming a public company through a de-SPAC transaction. Significant unobservable inputs used in the valuation models as of June 30, 2022 and December 31, 2021 were as follows:

	June 30, 2022	December 31, 2021
SPAC probability	25%	8%
Lack of marketability	32%	32%
Discount rates used in the sale scenario for debt instruments	35% – 40%	35% – 40%
Discount rates used in the SPAC scenario	30%	30%
Probability weighted volatility	128%	144%

Note 10. Term Notes

On May 17, 2022, the 2017 Term Note was converted, via a payoff letter, into SAFE instruments that allow for the purchase of a total of $15.2 million of the Company’s ordinary shares following a qualifying exchange event, defined as any qualified financing, initial public offering, reverse merger, or change in control. In the event that the Company’s contemplated SPAC transaction does not close by December 31, 2022, the holders have an option to revert the SAFE instruments back to the original terms of the 2017 Term Note.

As of December 31, 2021, the Term note has a carrying balance of $11.8 million which includes $2.3 million of convertible note.

The Company has accounted for the SAFE instrument conversion as the addition of a substantive conversion feature to the 2017 Term Note, which results in the extinguishment of the 2017 Term Loan and a simultaneous reissuance of a similar debt instrument with an equity conversion option. The Company has recorded a gain of extinguishment of debt of $4.0 million for the six months ended June 30, 2022. The combined instrument, valued at $11.2 million, has been recorded as part of convertible securities at fair value (current) within the June 30, 2022 Condensed Consolidated Balance Sheet.

Note 11. Warrants

Preferred Share Warrants

The Company issued warrants to purchase Class B-2 redeemable convertible preferred shares in conjunction with the Class B-2 Preferred Share Purchase Agreement dated August 15, 2016, Class B-3 redeemable convertible preferred shares in conjunction with the Class B-3 Preferred Share Purchase Agreement dated February 6, 2018, and Class B-4 redeemable convertible preferred shares in conjunction with the Class B-4 Preferred Share Purchase Agreement dated November 1, 2018 and Security Purchase and Exchange Agreements dated September and November 2018. The preferred share warrants are liability classified and recorded within other liabilities on the Condensed Consolidated Balance Sheets.

The changes in carrying amounts of warrant liabilities were as follows: (in thousands)

	June 30, 2022	December 31, 2021
Warrant liabilities, beginning of the year	$9	$35
Change in fair value of warrants	(9)	(26)
Warrant liabilities, end of period	$—	$9

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 11. Warrants (cont.)

Ordinary Share Warrants

Warrants were issued by the Company in connection with debt and equity capital raising transactions, as well as part of debt restructuring activities.

As of June 30, 2022 and December 2021, total outstanding ordinary share warrants issued by the Company were 105,917,921 and 99,547,276, respectively.

Note 12. Commitments and Contingencies

Operating Lease Commitments — Facilities

At June 30, 2022 and 2021, Surf Air leased aircraft hangar/tie-down space and related office space for operations via various short-term rental agreements at four and six locations, respectively. The Company recorded rent expense in the amount of $303 thousand and $303 thousand for the six months ended June 30, 2022 and 2021, respectively, related to these agreements.

Future minimum payments under noncancelable non-aircraft operating lease agreements, as of June 30, 2022 $687 thousand and $866 thousand through December 31, 2021. At the conclusion of the original lease terms, two leases were extended on a month-to-month basis.

Share Purchase Agreement with GEM

During 2020, the Company entered into a Share Purchase Agreement (“SPA”) with GEM Global Yield LLC SCS (“GEM”) and an entity affiliated with GEM to provide incremental financing in the event the Company completes a business combination transaction with a SPAC. Pursuant to the SPA, GEM is required to purchase ordinary shares of the Company at a discount to then fair value up to $200.0 million, and in return the Company agreed to pay a total commitment fee of $2.0 million payable in installments at the time of each purchase of ordinary shares or no later than one year from the anniversary of the SPAC transaction and issued a forward contract for GEM to purchase 0.75% of the Company’s fully diluted ordinary shares outstanding upon completion of business combination transaction with a SPAC at an exercise price of $0.01 per ordinary share. The Company has accounted for the arrangement as a derivative financial instrument which is recorded at fair value each period with changes in fair value recorded in Changes in fair value of financial instruments carried at fair value, net on the Condensed Consolidated Statements of Operations and Other Comprehensive Loss.

The Company estimated the fair value at June 30, 2022 and December 31, 2021 to be $0.4 million, which was recognized within Other liabilities on the Consolidated Balance Sheets.

In May 2022, SPA was amended to increase the facility to $400.0 million with the same terms.

Guarantees

The Company agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential future amount the Company could be required to pay under these indemnification agreements is unlimited. The Company believes its insurance would cover any liability that may arise from the acts of its officers and directors and as of June 30, 2022, the Company is not aware of any pending claims or liabilities.

The Company entered into indemnification provisions under agreements with other parties in the ordinary course of business, typically with business partners, contractors, customers, landlords and investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of its activities or, in some cases, as a result of the indemnified party’s activities under the agreement. These indemnification provisions often include indemnifications relating to representations Surf Air has made with regards to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential future amount the Company could be required to pay under these indemnification provisions is unlimited.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 12. Commitments and Contingencies (cont.)

Legal Contingencies

In 2017, the Company acquired Rise U.S. Holdings, LLC (“Rise”). Prior to the close of the acquisition, Rise Alpha, LLC and Rise Management, LLC, (both of which are wholly-owned subsidiaries of Rise and hereinafter referred to as the “Rise Parties”), were served with a petition for judgment by Menagerie Enterprises, Inc. (“Monarch Air”), relating to breach of contract for failure to pay Monarch Air pursuant to the terms and conditions of the Monarch Air Flight Services Agreement, which occurred prior to the Company’s acquisition of Rise. The Rise Parties filed numerous counterclaims against Monarch Air, including fraud, breach of contract, and breach of fiduciary duty. The Company was not named as a party in the lawsuit. During 2018 and 2019, certain summary judgements were granted in favor of Monarch Air.

On November 8, 2021, the Rise Parties entered into a final judgment in respect of litigation to finally resolve all claims raised by Monarch Air and the Rise Parties agreed to pay actual damages of $1 million, pre-judgment interest of $230 thousand, attorneys’ fees of $61 thousand and court costs of approximately $3 thousand. Since then, Monarch Air has been conducting post-judgment discovery to which the Company has timely responded. The full settlement had been accrued within Accrued expenses on the Condensed Consolidated Balance Sheets by the Company as of June 30, 2022 and December 31, 2021.

Surf Air is also a party to various claims and matters of litigation incidental to the normal course of its business.

Federal Excise Tax Commitment

On May 15, 2018, Surf Air received notice of a tax lien filing from the Internal Revenue Service (“IRS”) for unpaid federal excise taxes for the quarterly periods beginning October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan (“Installment Plan”) whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. The Company’s total outstanding federal excise tax liability including accrued penalties and interest is $4.4 million and $3.8 million as of June 30, 2022 and December 31, 2021, respectively.

Note 13. Convertible Preferred Shares

The following table presents information about the Company’s convertible preferred share as of June 30, 2022: (in thousands except share data)

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Issuance Price	Liquidation Preference
Class Seed	1,866,056	1,866,056	$838	$0.54	$1,000
Class A-1	1,930,155	1,380,217	1,525	1.12	1,546
Class A-2	2,820,319	1,197,296	1,840	1.54	1,840
Class A-3	9,070,476	6,206,269	6,192	1.00	6,206
Class A-4	552,804	552,804	675	1.30	716
Class A-5	15,646,415	15,400,417	4,447	1.11	17,155
Class B-1	14,934,552	14,934,552	20,000	1.34	20,000
Class B-2	25,000,000	24,194,129	30,768	1.71	41,295
Class B-3	2,000,000	1,464,728	2,213	1.71	2,500
Class B-4	6,000,000	3,671,818	5,361	1.71	6,267
Class B-5	33,638,500	25,356,068	6,240	0.38	9,635
Class B-6a	150,000,000	130,750,630	38,593	0.53	69,232
	263,459,277	226,974,984	118,692		177,393
Class B-6s	108,242,028	71,478,742	3,294		—
Total	371,701,305	298,453,726	$121,986	—	$177,393

____________

*        The Class B-6s convertible preferred shares have no liquidation preference and are pari passu to the ordinary shares upon a liquidation event.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 13. Convertible Preferred Shares (cont.)

During six months ended June 30, 2022, the Company converted outstanding payable of $2.0 million into 3,777,148 shares of B-6a redeemable convertible preferred shares.

During six months ended June 30, 2022, The Company converted outstanding payable $534 thousand into 1,008,196 shares of B-6s convertible preferred shares.

Note 14. Disaggregated Revenue

The disaggregated revenue were as follows:

(in thousands)

	Six Months Ended June 30,
	2022	2021
On-Demand	$6,827	$929
Scheduled	2,469	2,372
Total revenue	$9,296	$3,301

Note 15. Share-Based Compensation

On August 15, 2016, the Company’s Board of Directors adopted the Surf Air Global Limited 2016 Equity Incentive Plan (“2016 Plan”).

The Company uses the Black-Scholes option valuation model, which was developed for use in estimating the fair value of options. Option valuation models require the input of highly complex and subjective variables including the expected life of options granted and the Company’s expected stock price volatility over a period equal to the expected life of the options.

Share Options

The share options have various terms and vesting periods, ranging from one year to four years. A summary of share option activity under the 2016 Plan is set forth below:

	Number of Stock Options Outstanding	Weighted Average Grant Date Fair Value Per Share	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2021	10,806,791	$0.13	$8.48	$196	$0.22
Granted	14,443,540	$0.13
Exercised	(10,000)	$0.04
Canceled	(40,000)	$0.04			$0.06
Outstanding at June 30, 2022	25,200,331	$0.17	$8.80	$123	$0.16
	Number of Stock Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Term (in years)
Outstanding at June 30, 2022	25,200,331	$0.16	$123	8.80
Exercisable at June 30, 2022	11,473,470	$0.16	$123	8.80

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 15. Share-Based Compensation (cont.)

Restricted Stock Units

A summary of RSU activity under the 2016 Plan is set forth below:

	Number of Restricted Share Units	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs at December 31, 2021	4,937,535	$0.33
Granted	—
Vested	—
Canceled	—
Unvested RSUs at June 30, 2022	4,937,535	$0.33

Restricted Share Purchase Agreement

From August 26, 2020, through to June 30, 2022, the Company issued restricted shares for either cash or promissory notes. For awards with vesting conditions, the restricted shares contain a repurchase option that allows the Company to buy back the shares at the lower of cost or fair value of the shares at the date of buy-back when an employee terminates service.

A summary of RSPA activity under the 2016 Plan is set forth below:

	Number of Restricted Share Purchase Agreements	Weighted Average Grant Date Fair Value per RSU
Unvested RSPAs at December 31, 2021	75,689,677	$0.10
Granted	17,024,152	$0.09
Vested	(13,404,009)	$0.06
Forfeited	(6,182,259)	$0.10
Unvested RSPAs at June 30, 2022	73,127,561	$0.10

Restricted Share Grant

A summary of RSGA activity under the 2016 Plan is set forth below:

	Number of Restricted Share Grant Agreements	Weighted Average Grant Date Fair Value per RSU
Unvested RSGAs at December 31, 2021	1,768,500	$0.08
Granted	82,462,666	$0.09
Vested	—	—
Forfeited	—	—
Unvested RSGAs at June 30, 2022	84,231,166	$0.10

During the six months ended June 30, 2022, the Company granted fully vested 82,462,666 RSGAs to executives and board members.

During the year ended December 31, 2021, the Company made twelve RSGA grants of total of 2,112,418 shares to certain employees. The grant date fair value is $119 thousand.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 15. Share-Based Compensation (cont.)

These were issued related to provision of employee services and were fully-vested at date of grant and do not contain vesting conditions. Until such time as the Company exercises the right of first refusal, the grantee has all the rights of a shareholder with respect to voting, liquidation rights and receipt of dividends. The restricted shares and related stock compensation charge is recorded at fair value in full at the date of grant.

There is no Company repurchase option unless the Company exercises its Right of First Refusal. After delivery of notice to the Company of intended disposition of the shares by the employee, the Company has the option to repurchase the shares from the employee on the same terms indicated on the disposal form.

Note 16. Income Taxes

For the six months ended June 30, 2022 and June 30, 2021, the Company was subject to current minimum state taxes in California and current state taxes in Texas.

The Company recognizes deferred income taxes for deferred tax benefits arising from NOL carryforwards and temporary differences between book and tax income, which will be recognized in future years as an offset against future taxable income. A valuation allowance is provided to offset deferred tax assets, if based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character. Sources of taxable income include future reversals of existing taxable temporary differences, expected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax planning strategies. As of the six months ended June 30, 2022 and June 30, 2021, Management has evaluated all positive and negative evidence to determine that it is appropriate to record a full valuation allowance on the Company’s deferred tax assets, as Management does not believe that it is more likely than not that the deferred tax assets will ultimately be realized.

We recognize the impact of a tax position in our financial statements if the tax position is more likely than not to be sustained upon examination and on the technical merits of the position. Based on our evaluation, we have concluded that for the six months ended June 30, 2022 and June 30, 2021, that there are no unrecognized tax benefits. We do not anticipate a significant change in the Company’s unrecognized tax benefits in the foreseeable future.

The Company files tax returns in the United States (federal and state). There were no open income tax examinations as of June 30, 2022 and June 30, 2021, respectively.

Note 17. Related Party Balances and Transactions

As of June 30, 2022 and December 31, 2021, the Company owed $90 thousand to LamVen. Amounts due to LamVen are included within “Due to related parties” on the Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021.

On May 15, 2022, the Company issued a convertible note in exchange for cash to LamVen with a value of $1.3 million, which was scheduled to mature on the earlier of December 31, 2022 or the date on which the note is otherwise accelerated as provided for in the Agreement. During 2022, the convertible note converted into 4,972,444 B-6a redeemable convertible preferred shares.

On May 17, 2022, Surf Air and LamVen entered into a simple agreement for future equity (the “LamVen SAFE”), pursuant to which LamVen provided Surf Air with an investment advance of $7.5 million (the “Issue Price”). The terms of the share issuance requirement essentially fix the number of shares to be delivered under the agreement, contingent of the simultaneous settlement with the Company’s planned in the event the Company completes a business combination transaction with a special purpose acquisition company (“SPAC”).

Convertible notes at fair value on the Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021 include $11.7 million and $6.2 million, respectively, of 2017 Notes due to LamVen.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 17. Related Party Balances and Transactions (cont.)

During 2021, Surf Air issued an aggregate of $4.5 million of convertible 2021 Notes under the May 12, 2022 (which is effective October 8, 2021), convertible note agreement, (the “2021 Note”). The 2021 Note was issued to Lam Jam for cash. The 2021 Note is scheduled to mature on the earlier of December 31, 2022 or the date on which the Note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 8.25% per annum until the 2021 Note is paid in full whether at maturity, upon acceleration by prepayment or converted into conversion shares. Convertible notes at fair value on the Consolidated Balance Sheets as of December 31, 2021 were $2.6 million. During 2022 the 2021 Note in the amount of $4.5 million was converted into 17,373,521 B-6a convertible preferred shares.

As of December 31, 2019, the Company owed $6.0 million to Park Lane, an entity affiliated with an officer of the Company, for short term loans made by Park Lane to the Company during 2019. On April 7, 2020, the Company entered into a convertible Secured Promissory Note Agreement with Park Lane (“2020 SPNA”) under which the loans made during 2019 were exchanged for a secured convertible loan aggregating $7.5 million. On December 15, 2020, principal and accrued interest on the secured promissory note of $7.6 million were converted into a total of 15,110,962 Class B-6a redeemable convertible preferred shares. During 2021, Park Lane contributed $0.4 million in cash towards the SPNA which was immediately converted to 834,566 of B-6a preferred convertible stock.

During 2021, Park Lane purchased an additional $5.0 million in Class B-6a redeemable convertible preferred shares of Surf Air, totaling 9,442,871 Class B-6a redeemable convertible preferred shares.

On May 17, 2022, Surf Air and Park Lane entered into a simple agreement for future equity (the “Park Lane SAFE”), pursuant to which, Park Lane provided Surf Air with an investment advance of $7.5 million (the “Issue Price”). The terms of the share issuance requirement essentially fix the number of shares to be delivered under the agreement, contingent of the simultaneous settlement with the Company’s planned SPAC Transaction.

Note 18. Net Loss per Share Applicable to Ordinary Shareholders, Basic and Diluted

The following table sets forth the computation of net loss per ordinary share:

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Net loss	$(29,400)	$(17,215)
Weighted-average number of ordinary shares used in net loss per share applicable to ordinary shareholders – basic and diluted	290,038,978	177,758,938
Net loss per share applicable to ordinary shareholders, basic and diluted	$(0.10)	$(0.10)

The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Excluded securities:
Options to purchase ordinary shares	25,200,331	3,528,450
Restricted stock units	4,937,535	4,937,535
Unvested RSPAs	73,127,561	80,235,014
Preferred stock (as converted to ordinary shares)	298,453,726	238,751,001
Total ordinary shares equivalents	401,719,153	327,452,000

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 19. Subsequent Events

ASC Topic 855, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the date of the consolidated financial statements, but before the consolidated financial statements are issued. In accordance with this accounting standard, management evaluated events occurring subsequent to June 30, 2022 through October 24, 2022 the date the condensed consolidated financial statements were available for issuance.

In September 2022, the Company issued 1,889,823 Series B-6a redeemable convertible preferred shares to an existing investor in exchange for $1 million.

In September 2022, the Company issued SAFE in exchange for an investor’s payment of the $100 thousand issue price.

Licensing, Exclusivity and Aircraft Purchase Arrangements

On July 6, 2021, Textron Aviation Inc. and one of its affiliates (“Textron”), entered into license, sales and marketing and aircraft purchase agreements with the Company, which are only effective as of the first trading date of shares of common stock of SAM or its affiliate (“Effective Date”) on a national securities exchange following a business combination with a SPAC.

The licensing agreement grants Surf Air a nonexclusive license to certain technical Information and intellectual property for the purpose of developing an electrified propulsion system for the Caravan aircraft, and to assist in obtaining Supplemental Type Certificates (“STC”) from the Federal Aviation Administration (“FAA”), including any foreign validation by any other aviation authority, for electrified propulsion upfits/retrofits of the Caravan aircraft. Upon the effectiveness of the license agreement, the Company will make an initial license fee payment of $25 million. In addition, the license agreement requires Surf Air to make scheduled payments of annual license sustaining fees totaling up to $35 million to Textron based on the issuance of STCs from the FAA over the 8-year term of the license payment period. Furthermore, Surf Air will earn a $200 thousand credit for each Caravan order in excess of 100 units, which may be applied towards unpaid annual license sustaining fees in the contract year the credit is earned.

The Company entered into an amendment to the aircraft purchase agreement on March 16, 2022, whereby the Company has the right to terminate the aircraft purchase agreement upon written notice to Textron if (a) the New Effective Date (the second amendment below) does not occur on or prior to April 30, 2022, or (b) the listing of SAM shares (upon the closing of a business combination with a SPAC) does not occur on or prior to December 31, 2022.

On September 15, 2022 the Company entered into the second amendment to the aircraft purchase agreement. The terms of the amendment are the same as the previous agreement, except for updated pricing per aircraft.

Jetstream Agreement

On October 10, 2022, Surf Air Mobility Inc. (SAM) and Jetstream Aviation Capital, LLC (Jetstream) entered into a Master Agreement (the “Jetstream Agreement”) that provides for a sale and/or assignment of purchase rights of aircraft from SAM to Jetstream and the leaseback of such aircraft from Jetstream to SAM within a maximum aggregate purchase amount of $450 million, including a $120 million total minimum usage obligation for SAM.

The agreement further provides SAM and Jetstream will endeavor to co-market SAM’s electrified powertrain technology to Jetstream’s other customers and lessees. Subject to further negotiation and entry into definitive agreements, Jetstream also intends to commit to acquire up to 50 hybrid-electrified powertrains per year for five years. The powertrains will be installed in Jetstream’s aircraft and leased to other customers, subject to certain thresholds and governmental approval processes. Both parties will endeavor to collaborate on potentially developing a co-financing platform pursuant to which SAM may offer leasing terms to its third-party service operators.

Surf Air Global Limited
Notes to Condensed Consolidated Financial Statements

Note 19. Subsequent Events (cont.)

Events Subsequent to Original Issuance of the Consolidated Financial Statements (Unaudited)

In connection with the reissuance of the consolidated financial statements, the Company has evaluated subsequent events through November 14, 2022, the date the financial statements were available to be reissued.

On November 14, 2022, SAM terminated the Merger Agreement with Tuscan. SAM shall issue to Tuscan 600,000 shares of Common Stock if SAM consummates a direct listing of its’ common stock on a nationally recognized stock exchange (“Direct Listing”) within one year from the effective date of the termination.

On November 11, 2022, SAM amended the acquisition agreement with Southern Airways Corporation dated as of March 17, 2021, as amended on August 22, 2021 and on May 17, 2022, to reflect termination of the Merger Agreement with Tuscan and to reflect that SAM will acquire 100% of the equity interests in Southern Airways Corporation pursuant to any public listing of SAM common stock for consideration of the higher of $81.25 million or 12.5% of SAM fully-diluted shares at the time of the merger.

On October 31, 2022, the Company entered into a term note agreement to receive $4.5 million in cash from LamVen, an entity owned by an officer of the Company. The note is scheduled to mature on the earlier of December 31, 2023 or the date on which the note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 8.25% per annum until the note is paid in full at maturity or upon acceleration by prepayment.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Surf Air Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Surf Air Global Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, of changes in redeemable convertible preferred shares and shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses from operations, negative cash flows from operating activities, has a working capital deficit, and is in default of certain excise and property taxes as well as certain debt obligations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

October 24, 2022, except for the effects of disclosing net loss per share information discussed in Note 17 to the consolidated financial statements, as to which the date is November 14, 2022

We have served as the Company’s auditor since 2021.

Surf Air Global Limited
Consolidated Balance Sheets
as of December 31, 2021 and 2020
(in thousands)

	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$719	$7,397
Accounts receivable, net	15	161
Prepaid expenses and other current assets	1,201	813
Total current assets	1,935	8,371
Restricted cash	855	115
Property and equipment, net	703	600
Intangibles, net and other assets	4,065	2,620
Total assets	$7,558	$11,707
Liabilities, redeemable convertible preferred shares and shareholders’ deficit
Current liabilities:
Accounts payable	14,042	8,794
Accrued expenses	13,191	11,550
Deferred revenue	5,162	3,079
Term notes	11,790	11,314
Convertible notes at fair value, current	11,273	8,677
SAFEs at fair value, current	19	37
Due to related parties	90	121
Total current liabilities	55,567	43,572
Convertible notes at fair value, long term	408	397
Other long term liabilities	5,909	5,695
Total liabilities	$61,892	$49,664
Commitments and contingencies (Note 12)
Redeemable convertible preferred shares $0.001 par value; 263,459,277 and 199,673,677shares authorized as of December 31, 2021 and 2020, respectively; 179,329,073 and 147,818,884 shares issued and outstanding as of December 31, 2021 and 2020, respectively; and aggregate liquidation preference of $153,094 and $136,955 as of December 31, 2021 and 2020, respectively	$118,692	$103,585
Shareholders’ deficit:
Class B-6s convertible preferred shares, $0.001 par value; 98,799,158 authorized shares as of December 31, 2021 and 2020, 70,606,523 and 70,470,523 shares issued and outstanding as of December 31, 2021 and 2020, respectively	3,294	3,284
Ordinary Shares, $0.001 par value; 630,461,814 and 510,778,200 shares authorized as of December 31, 2021 and 2020 respectively, 185,959,043 and 153,940,086 shares issued and outstanding as of December 31, 2021 and 2020, respectively	186	154
Additional paid-in capital	100,971	96,072
Accumulated other comprehensive income	—	641
Accumulated deficit	(277,477)	(241,693)
Total shareholders’ deficit	(173,026)	(141,542)
Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	$7,558	$11,707

The accompanying notes are an integral part of these consolidated financial statements.

Surf Air Global Limited
Consolidated Statements of Operations and Comprehensive Loss

for the Years ended December 31, 2021 and 2020

(In thousands, except share and per share data)

	Year Ended December 31
	2021	2020
Revenue	$11,798	$7,500
Operating expenses
Cost of revenue, exclusive of depreciation and amortization	14,495	8,199
Technology and development	2,964	2,176
Sales and marketing	3,773	1,563
General and administrative	22,864	13,492
Depreciation and amortization	1,052	2,828
Total operating expenses	45,148	28,258
Operating loss	(33,350)	(20,758)
Other income (expense)
Changes in fair value of financial instruments carried at fair value, net	(76)	(544)
Interest expense	(2,140)	(1,565)
Gain on extinguishment of debt	691	—
Other income (expense)	(909)	(570)
Total other expense, net	(2,434)	(2,679)
Net loss before income taxes	(35,784)	(23,437)
Income tax expense (benefit)	—	—
Net loss	$(35,784)	$(23,437)
Net loss per share applicable to ordinary stockholders, basic and diluted	$(0.19)	$(0.22)
Weighted-average number of ordinary shares used in net loss per share applicable to ordinary stockholders, basic and diluted	192,372,698	104,219,962
Other comprehensive income (loss):
Changes in fair value of convertible notes at fair value attributable to changes in credit risk	—	641
Total comprehensive loss	$(35,784)	$(22,796)

The accompanying notes are an integral part of these consolidated financial statements.

Surf Air Global Limited
Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ Deficit
for the Years ended December 31, 2021 and 2020
(in thousands, except share data)

	Redeemable Convertible Preferred Shares		Class B-6s Convertible Preferred Shares		Ordinary Shares		Shareholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
Balance at December 31, 2019	83,415,305	$78,101	—	$—	39,161,770	$39	$85,403	$(218,256)	$—	$(132,814)
Conversion of Class B-2 redeemable convertible preferred shares to ordinary shares	2,944,099	1,643	—	—	—	—	—	—	—	—
Conversion of SAFE at fair value to Class B-6a redeemable convertible preferred shares	17,547,959	6,826	—	—	—	—	—	—	—	—
Other issuances of Class B-6a redeemable convertible preferred shares	29,635,115	15,596	—	—	—	—	—	—	—	—
Gain on extinguishment of a related party notes payable to Park Lane Investments, LLC	—	—	—	—	—	—	2,710	—	—	2,710
Conversion of a related party notes payable to Park Lane Investments, LLC to Class B-6a redeemable convertible preferred shares	14,276,406	1,419	—	—	—	—	—	—	—	—
Issuance of Class B-6s convertible preferred shares upon Blackbird asset acquisition	—	—	66,100,094	2,856	—	—	—	—	—	2,856
Extinguishment of a related party notes payable to LamVen LLC through issuance of Class B-6s convertible preferred shares	—	—	4,370,452	428	—	—	1,886	—	—	2,314
Share-based compensation expense	—	—	—	—	114,778,316	115	6,073	—	—	6,188
Net loss	—	—	—	—	—	—	—	(23,437)	—	(23,437)
Other comprehensive income	—	—	—	—	—	—	—	—	641	641
Balance at December 31, 2020	147,818,884	103,585	70,470,546	3,284	153,940,086	154	96,072	(241,693)	641	(141,542)
Release change in fair value due to instrument specific credit risk to earnings	—	—	—	—	—	—	—		(641)	(641)
Conversion of 2017 convertible note to B-5 redeemable convertible preferred shares	3,649,587	355	—	—	—	—	(19)	—	—	(19)
Issuance of Class B-6a redeemable convertible preferred shares	27,026,046	14,310	—	—	—	—	—	—	—	—
Conversion of promissory note into the Class B-6a redeemable convertible preferred shares	834,556	442	—	—	—	—	—	—	—	—
Ordinary share warrants issued to extend maturity of Term Debt	—	—	—	—	—	—	758	—	—	758
Ordinary share warrants issued in 2017 convertible notes conversion	—	—	—	—	—	—	33	—	—	33
Issuances of Class B-6s convertible preferred shares in exchange for outstanding payable	—	—	135,977	10	—	—	—	—	—	10
2021 RSPA grants	—	—	—	—	32,008,957	32	—	—	—	32
Cash paid for RSPA										—
Capital contribution from convertible note	—	—	—	—	—	—	943	—	—	943
Exercise of share options	—	—	—	—	10,000	—	1	—	—	1
Share-based compensation expense	—	—	—	—	—	—	3,191	—	—	3,183
Net loss	—	—	—	—	—	—	—	(35,784)	—	(35,784)
Balance at December 31, 2021	179,329,073	$118,692	70,606,523	$3,294	185,959,043	$186	$100,971	$(277,477)	$—	$(173,026)

The accompanying notes are an integral part of these consolidated financial statements.

Surf Air Global Limited
Consolidated Statements of Cash Flows
for the Years ended December 31, 2021 and 2020
(in thousands)

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(35,784)	$(23,437)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on extinguishment of debt and other liabilities	(691)	—
Depreciation and amortization	1,052	2,828
Increase (decrease) in allowance for doubtful accounts	(141)	(65)
Miscellaneous late fees and interest penalties	—	401
Share-based compensation expense	3,191	6,188
Loss on disposal of assets	117	—
Changes in fair value of financial instruments carried at fair value, net	77	544
Changes in operating assets and liabilities:
Accounts receivable, net	287	143
Prepaid expenses and other current assets	(388)	(62)
Other assets	1	28
Accounts payable	2,952	2,820
Accrued expenses	2,888	2,439
Due to a related party	(31)	(224)
Deferred revenue	2,083	(340)
Other liabilities	458	4
Net cash used in operating activities	(23,929)	(8,733)
Cash flows from investing activities:
Cash acquired in acquisition of Blackbird	—	599
Purchase of property and equipment	(137)	(178)
Internal-use software development costs	(124)	(119)
Net cash provided by (used in) investing activities	(261)	302
Cash flows from financing activities:
Related party loans from Park Lane Investments, LLC	—	1,021
Proceeds from borrowings of convertible securities at fair value	3,500	—
Proceeds from the issuance of Class B-6a redeemable convertible preferred shares	14,752	13,359
Repayments of borrowings under 2017 Term Notes	—	(200)
Proceeds from the exercise of share options	1	—
Net cash provided by financing activities	18,252	14,180
Increase (decrease) in cash, cash equivalents and restricted cash	(5,938)	5,749
Cash, cash equivalents and restricted cash at beginning of period	7,512	1,763
Cash, cash equivalents and restricted cash at end of period	$1,574	$7,512
Non-cash investing and financing activities:
Issuance of B-6a redeemable convertible preferred shares for outstanding payables	$—	$2,856
Intangible assets acquired from Blackbird	$—	$2,968
Conversion of a related party notes payable to Park Lane Investments, LLC	$—	$7,028
Conversion of a related party notes payable to Park Lane Investments, LLC to Class B-6s convertible preferred shares	$—	$1,419
Issuance of a convertible note at fair value to Park Lane Investments, LLC	$—	$4,318
Extinguishment of a related party notes payable to LamVen LLC through issuance of Class B-6s convertible preferred shares	$—	$428
Non-cash increases in 2017 Term Notes from addition of accrued interest	$—	$1,117
Issuance of Class B-6a redeemable convertible preferred shares for cash received during prior year	$—	$2,237
Conversion of convertible securities to Class B-2 redeemable convertible preferred shares	$—	$1,643
Conversion of convertible securities to Class B-6a redeemable convertible preferred shares	$—	$6,826
Conversion of outstanding payables to Class B-6s convertible preferred shares	$10	$—
Conversion of 2017 Notes to Class B-5 redeemable convertible preferred shares	$368	$—
Accounts payable balance exchanged for convertible notes at fair value	$75	$557
Issuance of ordinary warrants	$758	$—
Purchases of property and equipment included in accounts payable	$206	$87

The accompanying notes are an integral part of these consolidated financial statements.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 1. Description of Business

Organization

Surf Air Global Limited is a British Virgin Islands holding company and was formed on August 15, 2016. Surf Air Global Limited together with its consolidated subsidiaries are collectively referred to hereafter as “Surf Air” or the “Company”.

Surf Air is a technology-enabled, regional air travel network offering daily scheduled flights and on-demand charter flights.

Surf Air’s customers consist of regional business and leisure travelers. Surf Air is headquartered in Hawthorne, California and commenced flight operations in June 2013.

Segment and Geographic Information

The Company operates as a single operating and reportable segment. The Company’s Chief Operating Decision Maker the CEO reviews financial information presented on a consolidated basis for purposes of assessing financial performance and allocating resources.

Liquidity and Going Concern

The Company has incurred losses from operations, negative cash flows from operating activities and has a working capital deficit. In addition, the Company is currently in default of certain excise and property taxes as well as certain debt obligations. These tax and debt obligations are classified as current liabilities on the Company’s balance sheet as of December 31, 2021. As discussed in Note 12, Commitments and Contingencies, on May 15, 2018, the Company received a notice of a tax lien filing from the Internal Revenue Service (“IRS”) for unpaid federal excise taxes for the quarterly periods beginning October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. The Company agreed to a payment plan (“Installment Plan”) whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. In 2019, the Company defaulted on the Installment Plan. The Company’s total outstanding federal excise tax liability including accrued penalties and interest of $3.8 million is included as accrued liabilities on the balance sheet as of December 31, 2021. The Company has also defaulted on its property tax obligations. The Company’s total outstanding property tax liability including penalties and interest is $1.4 million as of December 31, 2021.

As of December 31, 2021, the Company was also in default of the payments related to the accrued interest of 2017 Term Notes and principal balances related 2017 Convertible Note, 2020 Convertible Note, and a Simple Agreements for Future Equity (“SAFE”) note (see Note 9 Financing Arrangements and Note 10, Term Notes). Accrued interest related to the 2017 Term Notes was $1.2 million as of December 31, 2021. The 2017 Convertible Note had an outstanding principal of $4.9 million and accrued interest of $6.2 million as of December 31, 2021. The 2020 Convertible Note had an outstanding principal of $0.6 million as of December 31, 2021. The SAFE note had an outstanding principal of $0.5 million as of December 31, 2021. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The airline industry and the Company’s operations are cyclical and highly competitive. The Company’s success is largely dependent on the ability to raise debt and equity capital, increase its membership base increase passenger loads, and continue to expand into regions profitably throughout the United States and internationally.

The Company’s prospects and ongoing business activities are subject to the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets. Risks and uncertainties that could materially and adversely affect the Company’s business, results of operations or financial condition include, but are not limited to the ability to raise additional capital (or financing) to fund operating losses, refinance its current outstanding debt, sustain ongoing operations, the ability to attract and maintain members, the ability to integrate, manage and grow recent acquisitions and new business initiatives, obtain and maintain relevant regulatory approvals, and the ability to measure and manage risks inherent to the business model.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 1. Description of Business (cont.)

In addition to the risks and uncertainties associated with the Company’s emerging business model, there continues to be a worldwide impact from the COVID-19 pandemic. The impact of COVID-19 has resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in global economy and has led to reduced economic activity particularly in the air travel industry. Due to enhanced virtual meeting and teleconferencing technology that has been adopted throughout the COVID-19 pandemic, more people are meeting over virtual meeting platforms than in person, which reduces the need for transportation. Specifically, COVID-19 related disruption in air travel has led to a decrease in membership sales, flight cancellations and significant operational volatility contributing to Surf Air defaulting on certain debt arrangements and amending the terms and conditions of certain debt arrangements, in order to meet liquidity needs. (see Note 9, Financing Arrangements and Note 10, Term Notes).

The Company has funded its operations and capital needs primarily through the net proceeds received from the issuance of various debt instruments, convertible securities and preferred and ordinary share financing arrangements. The Company is evaluating strategies to obtain the additional funding for future operations. These strategies may include, but are not limited to, obtaining additional equity financing, issuing additional debt or entering into other financing arrangements, restructuring of operations to grow revenues and decrease expenses. There can be no assurance that the Company will be successful in achieving its strategic plans, that new financing will be available to the Company in a timely manner or on acceptable terms, if at all. If the Company is unable to raise sufficient financing when needed or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to take additional measures to conserve liquidity, which could include, but not necessarily limited to, reducing certain spending, altering or scaling back development plans, including plans to equip regional airline operations with hybrid electric aircraft and reducing funding of capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP“). The consolidated financial statements include the assets, liabilities and operating results of Surf Air. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period.

On an ongoing basis, the Company evaluates its estimates using historical experience and other factors including the current economic and regulatory environment as well as management’s judgment. Items subject to such estimates and assumptions include: revenue recognition and related allowances, valuation allowance on deferred tax assets, certain accrued liabilities, useful lives and recoverability of long-lived assets, fair value of assets acquired and liabilities assumed in acquisitions, legal contingencies, assumptions underlying convertible notes and convertible securities carried at fair value and share-based compensation. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Given the uncertainty regarding the length, severity, and ability to combat the COVID-19 pandemic and post-pandemic travel behavior, the Company cannot reasonably estimate the impact of the COVID-19 pandemic on its future results of operations, cash flows, or financial condition. As of the date of issuance of the consolidated financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, its judgments, or the carrying value of its assets or liabilities.

Concentration of Risk

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. All of the Company’s cash deposits are held at financial institutions that management believes to be of high credit quality. The Company’s cash deposit accounts may exceed federally insured limits at times. The Company has not experienced any losses on cash deposits to date. As of December 31, 2021 and 2020, the Company’s accounts receivable balance is primarily comprised of pending transactions with credit card processors. For the years ended December 31, 2021 and 2020, no individual customer accounted for 10% or more of the Company’s revenues.

Cash and Restricted Cash

Cash and restricted cash consists of cash on hand held in commercial bank accounts. The Company classifies all cash with use limited by contractual provisions as restricted cash. As of December 31, 2021 and 2020 the Company had restricted cash of $855 thousand and $115 thousand, respectively, consisting of collateral against a corporate credit card. The Company has classified the restricted cash as long term, which represents the expected lapse of the restriction.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily represents pending transactions with credit card processors. Accounts receivable is initially recorded at the original invoiced amount. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. Allowances for doubtful accounts are established for the difference between the carrying amount and the estimated recoverable amount. Accounts receivable are written off when the balances are not considered to be recoverable. Write offs are recorded against previously established allowance for doubtful accounts.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Purchases, major additions and modifications are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, or, in the case of leasehold improvements, over the term of the lease or economic life, whichever is shorter as follows:

Assets	Depreciable Life
Furniture and fixtures	5 years
Equipment and vehicle	3 years and 5 years
Leasehold improvements	Shorter of the estimated lease term or 5 years

Depreciation of property and equipment is included within Depreciation and amortization on the Consolidated Statements of Operations and Other Comprehensive Loss. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the Consolidated Statements of Operations and Other Comprehensive Loss.

Intangible Assets

Intangible assets consist primarily of trademarks and internal-use software. The Company capitalizes expenditures for major software purchases and software developed or obtained for internal use. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

development projects, and external direct costs of consultants and materials for developing the software. Software development costs that do not qualify for capitalization as well as costs related to minor upgrades and enhancements are expensed as incurred and recorded in the Consolidated Statements of Operations and Other Comprehensive Loss.

The Company amortizes finite-lived intangible assets on a straight-line basis over their estimated useful lives, which range from two to five years. The straight-line recognition method approximates the manner in which the expected benefits will be derived.

Business Combinations and Asset Acquisitions

The Company applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction should be accounted for as an asset acquisition or business combination. If the gross assets are not concentrated in a single asset or group of similar assets, then the Company determines if the set of assets acquired represents a business. A business is an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return. Depending on the nature of the acquisition, judgment may be required to determine if the set of assets acquired is a business combination or not.

The Company accounts for business combinations under the acquisition method of accounting, which requires that the assets acquired, and the liabilities assumed be recorded at the date of acquisition at their respective fair value and that direct costs of acquisitions be expensed as they are incurred. The excess purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

In an asset acquisition, goodwill is not recognized, but rather, any excess purchase consideration over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets as of the acquisition date and any direct acquisition-related transaction costs are capitalized as part of the purchase consideration.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment and finite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Events or changes in circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, significant underperformance relative to expected historical or projected future results of operations, a change in the extent or manner in which an asset is utilized, significant decline in the estimated fair value of the overall Company for a sustained period, shifts in technology, loss of key management or personnel, changes in the Company’s operating model or strategy and competitive forces.

The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as appropriate. During the years ended December 31, 2021 and 2020, no impairment charge has been recorded.

Deferred Revenue

The Company records deferred revenue (contract liabilities) when the Company receives customer payments in advance of the performance obligations being satisfied on the Company’s contracts. The Company generally collects payments from customers in advance of services being provided. The Company recognizes the deferred revenue as revenue when it meets the applicable revenue recognition criteria, which is usually either over the contract term, or when services have been provided. The Company meets performance obligations associated with all deferred revenue during the succeeding 12-month period. Accordingly, deferred revenue is classified within current liabilities in the accompanying Consolidated Balance Sheets.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

During the years ended December 31, 2021 and 2020, the Company recognized revenue of $2.4 million and $2.7 million, respectively, out of the beginning of year deferred revenue balance.

The following table presents remaining performance obligations for contractually committed revenues as of December 31, 2021: (in thousands):

Amount
2022	$456
Total	$456

Revenue Recognition

The Company determines the amount of revenue to be recognized in accordance with ASC 606, Revenue from Contracts with Customers, through application of the following steps:

(1)    Identification of the contract, or contracts, with a customer;

(2)    Identification of the performance obligations in the contract;

(3)    Determination of the transaction price;

(4)    Allocation of the transaction price to the performance obligations in the contract; and

(5)    Recognition of revenue when or as the Company satisfies the performance obligations.

Revenues are recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company is entitled to in exchange for those services. The Company’s revenue is reported net of discounts and incentives. The Company generally does not issue refunds for flights unless there is a failure to meet its service obligations.

Scheduled Revenue

Scheduled revenue is derived from membership subscriptions, principally relating to two main categories of membership subscriptions: All-You-Can-Fly (“AYCF”) and Pay-As-You-Fly (“PAYF”).

AYCF membership subscriptions allow members to book scheduled flights as needed over the contract term of one month. Customers benefit from the services evenly throughout the monthly service period and the timing of when customers book flights under AYCF is not predictable. AYCF membership fees are billed on a monthly basis in advance. The Company recognizes the membership subscription revenue on a month-to-month basis. The Company has determined the AYCF membership represents a performance obligation. Revenue derived from AYCF memberships during the years ended December 31, 2021 and 2020 amounted to $2.9 million and $3.5 million, respectively.

The Company also offers PAYF memberships to members. The members pay an annual membership fee, which enables the member to purchase single use vouchers for travel on Company’s scheduled routes. Vouchers are sold in a package and generally expire twelve months after the purchase date. Vouchers are nonrefundable, not exchangeable for cash and may not be used for other Company services. The Company recognizes the upfront annual membership fee as well as amounts paid by members for the purchase of vouchers based on usage or expiration, where applicable, of the vouchers. The Company has determined the PAYF membership and vouchers to represent a single performance obligation. Revenue derived from PAYF memberships and vouchers during the years ended December 31, 2021 and 2020 amounted to $1.9 million and $3.1 million, respectively.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

On-Demand Revenues

The Company offers on-demand service (“On-Demand”) and that allows customers to book charter flights. Customers may order a charter flight via the Company’s website or through sales representatives. The Company has determined the provision of charter flights or a single seat on third party scheduled flight to be a separate performance obligation. Revenue is recognized at a point in time once the charter flight or third party scheduled flight is completed. Net revenue derived from charter flight was $6.4 million and $0.5 million during the year ended December 31, 2021 and 2020, respectively. Net revenue derived from single seat sales on third party scheduled flights during the year ended December 31, 2021 was $0.3 million and immaterial for the year ended December 31, 2020.

Disaggregated Revenue

	Year Ended December 31
	2021	2020
On-Demand	$6,445	$488
Scheduled	5,353	7,012
Total revenue	$11,798	$7,500

Principal vs Agent

The Company utilizes FAA certified independent third-party air carriers in the performance of its charter flights on Surf Air aircrafts or on aircrafts operated by those air carriers. The Company evaluates whether it is a principal or an agent in contracts involving more than one party by assessing whether it controls the flight services before they are transferred to its customers.

The Company acts as the principal when it controls the services by directing third-party air carriers and operators to provide services to customers on its behalf. The Company controls the services when it is primarily responsible for fulfilment of the flight services obligation to the customer and has pricing discretion. In these arrangements, revenue recognized is the gross amount of the contract consideration paid by customers. When the Company is not primarily responsible for the fulfilment of the flight services, it acts as an agent and therefore recognized revenue is net of amounts paid to third-party air carriers and operators that provide the services. The majority of the charter revenue was recognized on a gross basis.

Transaction Price

Surf Air’s payment terms generally include advance payment requirements through the use of a credit card. The time between a customer’s payment, the receipt of funds and the satisfaction of performance obligation is not significant. The Company’s contracts with customers do not result in significant obligations associated with returns, refunds, or warranties. The Company’s fees for services are generally fixed and do not include variable consideration.

Leases

The Company currently leases aircraft and hangar facilities as well as its corporate headquarters facility under operating lease agreements. Aircraft lease terms generally range about 3 years with no renewal periods, whereas leased facilities have lease terms ranging from month-to-month to five years including the Company’s headquarter facility. The Company expects that as these leases expire, these will be renewed or replaced by other leases in the normal course of business.

Lease expense is recognized on a straight-line basis as rent expense in the accompanying Consolidated Statements of Operations and Other Comprehensive Loss. Leases containing tenant improvement allowances, rent holidays, and/or rent escalation clauses are recognized as deferred rent which is the difference between the amount charged to rent expense and the rent paid. Deferred rent is amortized over the noncancellable lease term. Leasehold improvements are amortized on a straight-line basis over the shorter of the noncancelable lease term or useful life of the leasehold improvements.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Operating Expenses

Cost of Revenue

Cost of revenue consists of costs that are directly related to delivering the Company’s services and certain facility costs. Delivery of the Company’s services primarily comprise of fees paid to third-party air carriers for operating aircrafts in providing flight services and platform infrastructure costs. Cost of revenue also includes facility costs representing leases and operating costs for stations throughout our service network and all personnel related costs for member services and ground concierge staff. Personnel related costs primarily include salary and bonus. Cost of revenue excludes depreciation on property and equipment and amortization of finite-lived intangible assets.

Sales and Marketing

Sales and marketing expense consists primarily of personnel related and other costs in connection with the Company’s sales and marketing efforts. Advertising costs are expensed as incurred and were not material for the years ended December 31, 2021 and 2020, respectively. Sales and marketing excludes depreciation on property and equipment and amortization of finite-lived intangible assets.

Technology and Development

Technology and development expense consists of personnel and other costs related to technology development and management efforts including costs for third-party development resources, and allocations of overhead and facility costs. The Company’s technology and development efforts are focused on enhancing the ease of use and functionality of its existing software platform by adding new core functionality, services and other improvements, as well as the development of new products and services. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software development that qualify for capitalization, which are then recorded within Intangible assets, net and other assets, on the Company’s consolidated balance sheets. Technology and development excludes depreciation on property and equipment and amortization of finite-lived intangible assets.

General and Administrative

General and administrative expense consists of personnel related costs including salary, bonus, and share-based compensation for the Company’s executive, finance, facilities, and human resource teams and facility costs. General and administrative expenses also include professional fees and other corporate related expenses. General and administrative expenses exclude the depreciation on property and equipment and amortization of finite-lived intangible assets.

Total Comprehensive Income (Loss)

Total Comprehensive income (loss) consists of two components: net income (loss) and other comprehensive income (loss). Total comprehensive income (loss) refers to net gains and losses that are recorded as an element of shareholders’ deficit but are excluded from net income (loss). The Company’s other comprehensive income (loss) consists of changes in fair value of convertible notes at fair value that result from changes in the instrument specific credit risk.

Net Loss Per Share

The Company calculated basic and diluted net loss per share attributable to ordinary shareholders (“common stockholders”) using the two-class method required for companies with participating securities. The Company considers preferred stock to be participating securities as the holders are entitled to receive dividends on a pari passu basis in the event that a dividend is paid on common stock.

Under the two-class method, basic net loss per share available to ordinary shareholders was calculated by dividing the net loss available to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding during the period. For purposes of determining the number of weighted-average ordinary shares outstanding, the

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Company has included issued and outstanding ordinary shares, penny ordinary share warrants, and vested RSPAs and RSGAs. The net loss available to ordinary shareholders was not allocated to the preferred stock as the holders of preferred stock do not have a contractual obligation to share in losses. Diluted net loss per share available to ordinary shareholders was computed by giving effect to all potentially dilutive ordinary share equivalents outstanding for the period. For purposes of this calculation, preferred stock, unvested RSUs, unvested RSPAs, and stock options to purchase ordinary shares were considered ordinary share equivalents but had been excluded from the calculation of diluted net loss per share available to ordinary shareholders as their effect was anti-dilutive. In periods in which the Company reports a net loss available to ordinary shareholders, diluted net loss per share available to ordinary shareholders is the same as basic net loss per share available to ordinary shareholders, since dilutive ordinary shares are not assumed to have been outstanding if their effect is anti-dilutive. The Company reported net loss available to ordinary shareholders for the years ended December 31, 2021 and December 31, 2020.

Share-Based Compensation

The Company accounts for the issuance of ordinary share options, restricted share units (“RSUs”), restricted share purchase agreements (“RSPAs”), and restricted share grant agreements (“RSGAs”) in the consolidated financial statements based on the grant date fair value of the awards. Issuances of RSPAs with promissory notes are accounted for as share options and are measured based on the grant date fair value of the option. The Company estimates the fair value of the share options using the Black-Scholes option pricing model. The grant date fair value of share-based awards with service-only conditions is recognized as expense on a straight-line basis in the consolidated statement of operations over the requisite service period, which is generally the vesting period ranging from 12 to 48 months. Forfeitures are recorded as they occur. For awards with performance conditions, the Company records compensation expense on a graded-vesting basis when it is deemed probable that the performance condition will be met. For awards with market conditions, the effect of the market conditions is reflected in the fair value measurement and expense, using option pricing model, recognized on a graded-vesting basis, is not reversed to the extent that the market condition is not achieved. Additionally, awards granted to nonemployees are accounted for using their grant date fair value, using Black Sholes option pricing model and are accounted for in the same manner as awards granted to employees.

Determining the fair value of share-based awards requires judgment. The Company’s use of the Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of the Company’s ordinary shares underlying the option award, the expected term of the option, the expected volatility of the Company’s ordinary shares, risk-free interest rates, and the expected dividend yield of the Company’s ordinary shares. The assumptions used in the Company’s option pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used the Company’s share-based compensation expense could be materially different in the future.

The Company estimates volatility using the historical volatility of common share of similar entities. The expected term of options granted represents the period for which the options are expected to be outstanding, and is estimated based on an average between the contractual and vesting terms of the awards. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the date of grant. The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero. The Company’s assumptions may change for future grants.

Because there is no public market for the Company’s ordinary shares, the Board of Directors has determined the fair value of the ordinary shares by considering a number of objective and subjective factors including the results of third-party valuations, the Company’s actual operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company’s preferred or common share, among other factors. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Warrants

The Company assesses whether the warrants are liability or equity-classified based on the terms of the warrants. If the warrants are determined to be liability-classified, then the warrants are remeasured to fair value each period with changes in fair value recorded within Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations and Other Comprehensive Loss. The Company recognizes the fair value of liability-classified warrants within Other liabilities in its Consolidated Balance Sheets. If the warrants are determined to be equity-classified, then the initial fair value is recorded in Additional paid-in capital and the warrants are not remeasured thereafter.

The Company estimates the fair value of warrants to purchase its ordinary shares and redeemable convertible preferred shares using the Option Pricing Model. Warrants are principally issued to lenders and nonemployees, some of whom are related parties, in connection with debt and equity fundraising and debt restructuring activities.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with U.S. GAAP. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

The Company determines whether a tax position taken or expected to be taken in a tax return is to be recognized in the consolidated financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in its income tax provision in the accompanying Consolidated Statements of Operations and Other Comprehensive Loss.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company elected fair value option to account for its debt instruments because the Company’s debt instruments contain a number of complex features that would have otherwise required bifurcated derivative accounting. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:

Level 1	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level 2

Inputs other than quoted prices included in Level I, that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3	Inputs are unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

The Company measures the fair value of certain long-lived assets including finite-lived intangible assets on a nonrecurring basis, when such assets are required to be written down to fair value if impaired. Such fair values are classified within the fair value hierarchy, as the valuations contain significant unobservable inputs, including assumptions of the present value of future cash flows, the use of these assets, as well as estimated disposition value.

There were no assets measured at fair value on a recurring basis as of December 31, 2021 and 2020.

The carrying amounts of certain financial assets and liabilities, including cash equivalents, restricted cash, other current assets, accounts receivable, accounts payable, accrued expenses, and amounts due to related parties approximate fair value because of the short maturity and liquidity of those instruments.

As of December 31, 2021 and 2020, the Company’s Term notes are carried at amortized cost. The carrying value of the Company’s Term notes as of December 31, 2021 and 2020 are $11.8 million and $11.3 million, respectively. Fair values are classified within Level 3 of the fair value hierarchy. The fair value of the Company’s Term notes were $8.6 million and $7.1 million as of December 31, 2021 and 2020, respectively.

As of December 31, 2021 and 2020, the Company’s preferred share warrants are financial liabilities measured at fair value. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The significant inputs used in the fair value measurement of the preferred share warrants are the estimated fair value of the Company’s redeemable convertible preferred shares and the expected share volatility. Significant increases or decreases in the estimated fair value of the Company’s redeemable convertible preferred shares would significantly impact the fair value of the warrant liability. The Company uses the Black-Scholes option valuation model, which was developed for use in estimating the fair value of options. Option valuation models require the input of highly complex and subjective variables including the expected life of options granted and the Company’s expected stock price volatility over a period equal to the expected life of the options.

As of December 31, 2021 and 2020, the Company’s ordinary share warrants are equity classified and measured at fair value using the Black Scholes model on their issuance date. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The significant inputs used in the fair value measurement of the ordinary share warrants are the estimated fair value of the Company’s ordinary shares and the expected share volatility.

SAFE and Convertible Notes at Fair Value

The Company’s Simple Agreements for Future Equity notes (“SAFE”) are financial instruments whereby an investor provides an investment into the Company, and the note is subsequently converted into a preferred equity security at a discount to the price paid by other investors when and if a preferred equity is issued through a qualifying capital raise. Due to certain provisions included in the agreements for these instruments, they are classified as liabilities as of December 31, 2021 and 2020.

The Company elected the fair value option for the convertible notes and SAFE financial instruments, which requires them to be remeasured to fair value each reporting period with changes in fair value recorded in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations and Other Comprehensive Loss, except for change in the fair value that results from a change in the instrument specific credit risk which is presented separately within other comprehensive income. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The decision to elect the fair value option is determined on an instrument-by-instrument basis on the date the instrument is initially recognized, is applied to the entire instrument, and is irrevocable once elected. Issuance costs related to convertible securities carried at fair value are not deferred and are recognized as incurred within Interest expense on the Consolidated Statements of Operations and Other Comprehensive Loss.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

The estimated fair values of these financial liabilities were determined utilizing the Probability-Weighted, Expected Return Method and is considered a Level 3 fair value measurement. The fair values of the convertible notes, preferred stock warrant liabilities, and derivative liability were based on the values of the notes, warrants, and derivative upon conversion due to the weighted probability associated with certain events, which in the Company’s case, are sale of the Company or becoming a public company through a de-SPAC transaction.

Significant unobservable inputs used in the valuation models as of December 31, 2021 and 2020 were as follows:

	December 31,
	2021	2020
SPAC probability	8%	10%
Lack of marketability	32%	32%
Discount rates used in the sale scenario for debt instruments	35% – 40%	32% – 40%
Discount rates used in the SPAC scenario	30%	30%
Probability weighted volatility	144%	152%

Assets and liabilities are classified in the hierarchy based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The following tables summarize the Company’s financial liabilities that are measured at fair value on a recurring basis in the consolidated financial statements (in thousands):

	Fair Value Measurements at December 31, 2021 Using:
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible notes at fair value	$—	$—	$11,681	$11,681
Preferred shares warrant liability	—	—	9	9
SAFE notes at fair value	—	—	19	19
GEM derivative liability	—	—	435	435
Total financial liabilities	$—	$—	$12,144
	Fair Value Measurements at December 31, 2020 Using:
	Level 1	Level 2	Level 3	Total
Liabilities
Convertible notes at fair value	$—	$—	$9,074	$9,074
Preferred shares warrant liability	—	—	35	35
SAFE notes at fair value	—	—	37	37
GEM derivative liability	—	—	650	650
Total financial liabilities	$—	$—	$9,796

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

The following table provides a reconciliation of activity and changes in fair value for the Company’s convertible loans and redeemable convertible preferred stock warrant liability using inputs classified as Level 3 (in thousands):

	Convertible notes at fair value	Preferred shares warrant liability	SAFE notes at fair value	GEM derivative liability
Balance at January 1, 2020	$7,164	$2	$7,713	$—
Issuance of convertible notes	4,905	—	—	—
Share purchase agreement with GEM	—	—	—	650
Payment of convertible notes	(17)	—	—	—
Conversion of convertible notes to preferred shares	(1,419)	—	(8,470)	—
Gain (loss) from extinguishment	—	—	—	—
Change in fair value	(1,559)	33	794	—
Balance at December 31, 2020	9,074	35	37	650
Issuance of convertible notes	2,632	—	—	—
Conversion of convertible notes to preferred shares	(353)	—	—	—
Change in fair value	328	(26)	(18)	(215)
Balance at December 31, 2021	$11,681	$9	$19	$435

Recent Accounting Pronouncements

Adopted

In August 2018, the Financial Accounting Standard Board (“FASB”) issued ASU 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This guidance eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance also modifies certain disclosure requirements for nonpublic entities to make them less burdensome and is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company adopted this guidance as of January 1, 2020. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). This new guidance requires a customer in a cloud computing arrangement (i.e., hosting arrangement) that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets or expense as incurred. Capitalized implementation costs related to a hosting arrangement that is a service contract will be amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrangement is ready for its intended use. This guidance is effective for annual periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. The Company adopted ASU 2018-15 effective January 1, 2021. There was no material impact on the Company’s consolidated financial statements and disclosures.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842). ASU 2016-02 outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. There were several updates issued in 2018, 2019, and 2020 related to ASC 842, which will also be considered when adopting ASC 842:

•        In July 2018, the FASB issued ASU 2018-11, Targeted improvements, which provides the option of an additional transition method that allows entities to initially apply the new lease guidance at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. This update also amends ASC 842 to provide a practical expedient that allows lessors to elect, by class of underlying asset, to not separate lease and associated nonlease components if certain criteria are met.

•        In January 2019, the FASB issued ASU 2019-01, Codification Improvements, added guidance to ASC 842, which clarifies that entities are not subject to the transition disclosure requirements in ASC 250-10-50-3 related to the effect of an accounting change on certain interim period financial information, among other codification improvements.

•        In May 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which deferred the effective date of the new leases standard for private companies that have not issued (or made available for issuance) financial statements as of June 3, 2020. Private companies that have not issued (or made available for issuance) financial statements that reflect the new standard as of June 3, 2020 are required to adopt the new leases standard for annual reporting periods beginning after December 15, 2021 and interim reporting periods in annual reporting periods beginning after December 15, 2022. Early adoption is permitted for all entities.

The Company adopted ASU 2016-02 effective January 1, 2022 using the modified retrospective transition method. Upon adoption, there will be an increase in total assets and total liabilities in the Consolidated Balance Sheet due to the recognition of right-of-use assets and lease liabilities for the Company’s leases. The Company expects to recognize right-of-use assets of approximately $0.8 million and lease liabilities of approximately $0.8 million in its Consolidated Balance Sheet.

In December 2019, the FASB issued “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”)”, which simplifies various aspects related to the accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles of ASC 740 and clarifies and amends existing guidance to improve consistent application. The Company adopted ASU 2019-12 as of January 1, 2022, and the guidance didn’t have material impact on the Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in ASC 606. Under this “ASC 606 approach”, the acquirer applies the revenue model as if it had originated the contracts. This is a departure from the current requirement to measure contract assets and contract liabilities at fair value. Under current practice, measuring deferred revenue at fair value typically results in a reduction to the deferred revenue balance the acquiree had recorded before the acquisition. The reduction causes the acquirer to recognize less revenue than the acquiree would have absent an acquisition. The amendments in this ASU are applied to business combinations occurring on or after the effective date of the amendments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods for public entities and for fiscal years beginning after December 15, 2023, including interim periods for nonpublic entities. The Company early adopted this ASU as of January 1, 2022 and the adoption did not have a material impact on the Company’s consolidated financial statements.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (cont.)

Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This new credit losses standard changes the accounting for credit losses for certain instruments. The new measurement approach is based on expected losses, commonly referred to as the current expected credit loss (“CECL”) model, which is utilized to estimate lifetime “expected credit losses” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses and applies to financial assets including loans, held-to-maturity debt securities, net investment in leases, and reinsurance and trade receivables, as well as certain off-balance sheet credit exposures, such as loan commitments. The standard also changes the impairment model for available-for-sale debt securities. In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which updated the effective date of this credit loss standard to fiscal years beginning after December 15, 2022 for nonpublic entities, including interim periods within those fiscal years. Early adoption is permitted, however as of the date of these consolidated financial statements the Company has not adopted. The Company is evaluating the impact of adopting ASU 2016-13 and currently does not expect this guidance to have material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. This new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments, and it amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts may be settled in cash. Further, the ASU made amendments to the earnings per share guidance in ASC 260 for convertible instruments, the most significant impact of which is requiring the use of the if-converted method for diluted EPS calculation, and no longer allowing the net share settlement method. The ASU also revised ASC 815-40, which provides guidance on how an entity must determine whether a contract qualifies for a scope exception from derivative accounting. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, including interim periods, however, the FASB also specified that an entity should adopt the guidance as of the beginning of its annual fiscal year and is not permitted to adopt the guidance in an interim period. The Company elected not to early adopt ASU 2020-06 and is in the process of assessing the impact of this ASU on its consolidated financial statements.

Note 3. Business Combinations

On February 25, 2020, the Company acquired substantially all of the assets of Blackbird, a Delaware corporation. Blackbird owns and operates an online mobile platform that allows customers to book a single seat on third party scheduled flights or book charter planes. As consideration for the assets acquired and liabilities assumed, the Company issued 66,100,094 Class B-6s convertible preferred shares (see Note 13, Redeemable convertible preferred shares), of which 58,545,798 of the Class B-6s convertible preferred shares were delivered at the acquisition date and the remaining 7,554,296 Class B-6s convertible preferred shares were being held in escrow as of December 31, 2020. Shares in escrow are held for 18.5 months from the acquisition date and are related to the seller satisfying general representations and warranties as of the acquisition date and, therefore, are treated as consideration transferred as of the acquisition date. The shares were released from the escrow as of December 31, 2021.

The Company considered the provisions of ASC 805-50, Business Combinations, and accounted for the transaction as an asset acquisition. The Company measured the consideration transferred based on the fair value of the Class B-6s convertible preferred shares as of the acquisition date. The consideration transferred was allocated to the assets acquired net of liabilities assumed based on their relative fair values. The Company engaged an independent valuation specialist to assist management in determining the fair value of the intangible assets acquired and consideration transferred. Fair value was determined under ASC 820, Fair Value Measurement.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 3. Business Combinations (cont.)

Third party valuation specialist is using replacement cost method to determine the fair value of the assets purchased. Fair values are classified within Level 3 of the fair value hierarchy.

The fair value of the total consideration transferred at the acquisition date was $3.0 million, which includes transaction costs of $179 thousand, and this consideration was allocated to the assets acquired and liabilities assumed based on their relative fair values as follows (in thousands):

Amount
Allocation of consideration transferred
Cash	$599
Other current assets	99
Developed software technology	2,967
Customer list	163
Assembled workforce	17
Accounts payable and accrued expenses	(811)
Total consideration transferred	$3,034

The useful life of each of the components as of December 31, 2021 were as follows:

Active database	10 months
Assembled workforce	24 months
Software platform	60 months

Note 4. Intangible Assets, Net

Below is a summary of intangible assets, net as of December 31, 2021 and 2020 (in thousands):

	December 31,
	2021	2020
Trademarks	$7,060	$7,060
Software	2,967	3,458
Other intangibles	242	242
Intangible assets, gross	10,269	10,760
Accumulated amortization	(8,326)	(8,263)
Intangible assets, net	1,943	2,497
Other assets	2,122	123
Intangible and other assets, net	$4,065	$2,620

For the years ended December 31, 2021 and December 31, 2020, amortization expense for intangible assets was $0.6 million, and $2.3 million, respectively, which was recognized as a component of depreciation and amortization expense in the accompanying Consolidated Statements of Operations and Other Comprehensive Loss.

The Company capitalized $2.1 million and $117 thousand of costs incurred to enhance the functionality of its internal-use software platforms for the years ended December 31, 2021 and 2020, respectively. Furthermore, in 2020 the Company acquired a developed software technology as part of the Blackbird acquisition, which had a fair value of approximately $3.0 million at the time of the acquisition (see Note 3, Business Combination).

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 4. Intangible Assets, Net (cont.)

As of December 31, 2021, the weighted average remaining useful life of the intangible assets was approximately 3.0 years. The future expected amortization expense of the intangible assets held at December 31, 2021, for each of next five years through December 31, 2026 is as follows (in thousands):

Expected future amortization:	Amount
2022	$626
2023	624
2024	593
2025	100
2026 and thereafter	—
Total	$1,943

Note 5. Property and Equipment, net

As of December 31, 2021 and 2020, property and equipment, net consisted of the following (in thousands):

	December 31,
	2021	2020
Furniture and fixtures	$90	$57
Equipment and vehicle	154	93
Internal-use software	458	1,878
Leasehold improvements	622	1,255
Property and equipment, gross	1,324	3,283
Accumulated depreciation	(621)	(2,683)
Property and equipment, net	$703	$600

The Company recorded depreciation expense on property and equipment of $436 thousand and $482 thousand for the years ended December 31, 2021 and 2020, respectively, which was recognized as a component of depreciation and amortization expense in the accompanying Consolidated Statements of Operations and Other Comprehensive Loss. During the year ended December 31, 2021 the Company wrote off $1.1 million of fully depreciated assets and wrote off $1.5 million of internally developed software. The Company returned two planes that had lease hold improvements and the lease terminated.

Note 6. Leases

As of December 31, 2021 and 2020, the Company had four and six noncancellable aircraft operating lease agreements, respectively, for Pilatus PC-12 aircraft. The lease term of the four noncancellable aircraft operating lease agreements with Park Lane Investments, LLC (“Park Lane”) a related party of the Company (see Note 16, Related party balances and transactions) was through July of 2022. In August of 2022 the lease was extended through July 2023. During the year ended December 31, 2021, at the end of the lease term, the two aircrafts are returned to the lessor at the Company’s expense.

The Company recorded rent expense of $1.9 million and $1.8 million related to aircraft leases for the years ended December 31, 2021 and 2020, respectively, and was recorded as part of Cost of revenue in the Company’s Consolidated Statements of Operations and Other Comprehensive Loss.

Operating Lease Commitments — Non-aircraft

At December 31, 2021 and 2020, Surf Air leased aircraft hangar/tie-down space and related office space for operations via various short-term rental agreements at four and six locations, respectively. The Company recorded rent expense in the amount of $401 thousand and $454 thousand for the years ended December 31, 2021 and 2020, respectively, related to these agreements.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 6. Leases (cont.)

Future minimum payments under noncancelable non-aircraft operating lease agreements, was $0.9 million and $0.2 million as of December 31, 2021 and 2020 respectively. At the conclusion of the original lease terms, two leases were extended through April and August 2022, while the remainder were extended on a month-to-month basis.

Future minimum payments under noncancelable aircraft and non-aircraft operating lease agreements as of December 31, 2021 are as follows (in thousands):

Amount
2022	$1,578
2023	940
2024	229
2025	19
2026	—
Total	$2,766

Note 7. Accrued Expenses

At December 31, 2021 and 2020, accrued expenses consisted of the following (in thousands):

	December 31,
	2021	2020
Accrued compensation and benefits	$476	$383
Excise and other taxes payables	3,768	3,951
Interest and commitment fee payable	3,257	2,362
Reserve for settlement for non accredited investors	872	630
Accrued Monarch legal settlement	1,314	1,265
Accrued service payable	2,392	1,572
Other accrued liabilities	1,119	1,387
Total accrued expenses	$13,198	$11,550

Note 8. Paycheck Protection Program Loan

On April 23, 2020, the Company borrowed an aggregate amount of $719 thousand under the U.S. government assisted Paycheck Protection Program (the “PPP”) under the Coronavirus Aid Relief and Economic Security Act (“CARES Act”), which was enacted on March 27, 2020 as a result of the COVID-19 pandemic. The Loan, which was in the form of a Promissory Note dated April 23, 2020, bears interest at a rate of 1.0% per annum, and is payable monthly commencing on November 23, 2020. The Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Per the provisions of the Loan agreement, proceeds from the Loan may only be used to cover certain qualifying expenses, such as payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company used the aggregate amount of the Loan to cover qualifying payroll and payroll related benefit payments during the loan’s qualifying period. Under the terms of the PPP, the Company may apply for full forgiveness of the Loan. In February of 2021, the Company requested for full forgiveness of the aggregate loan amount of $719 thousand and was provided full forgiveness on March 19, 2021.

The Company initially recognized the $719 thousand as a deferred income liability on the Consolidated Balance Sheet. The deferred income liability was derecognized on a systematic basis over the periods in which the Company incurred the qualifying payroll and payroll related benefit expenses the grant intended to offset. The offset is presented within operating expenses in the Consolidated Statements of Operations and Other Comprehensive Loss, where the Company records payroll and benefit expenses. Furthermore, the Loan proceeds expected to be forgiven are classified within the operating activities section of the Consolidated Statement of Cash Flows, since those proceeds relate to operating costs (payroll and payroll related benefits).

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 8. Paycheck Protection Program Loan (cont.)

In March 2021, the Company borrowed an additional $717.5 thousand under the PPP. The loan is in the form of a Promissory Note and the covered period of the loan is from March 31, 2021 to June 30, 2021. Under the terms of the PPP, the Company may apply for full forgiveness of the Loan. In September 2021, the Company requested for full forgiveness for the aggregate loan amount of $717.5 thousand and was provided full forgiveness for the loan amount of $717.5 thousand by the SBA in October 2021.

Note 9. Financing Arrangements

Convertible Notes at Fair Value

2017 Convertible Notes

During 2017 and 2018, Surf Air issued an aggregate of $6.6 million of convertible notes under the June 2, 2017, convertible note purchase agreement, as amended on various dates through December 31, 2020 (the “2017 Notes”). The 2017 Notes accrue interest at a rate of 22% simple interest per annum, but also have a conversion interest rate of 8% per annum, if converted. The 2017 Notes are convertible into one of the following: (i) automatically into future preferred shares of the Company at a price per share paid by the other purchasers of new preferred shares multiplied by 70%, upon occurrence of a Qualified Financing (defined as equity financing with gross proceeds of at least $60 million) on or before the maturity date; or (ii) automatically into Class B-2 redeemable convertible preferred shares of the Company at price of $1.1533 per share, if a Qualified Financing has not occurred on or before the maturity; or (iii) Ordinary shares of the Company upon occurrence of change of control prior to the time when the 2017 Notes may otherwise be converted at a price of $1.1533 per share; or (iv) ordinary shares of the Company, at the option of the holders of a majority in interest of the aggregate principal amount of the 2017 Notes then outstanding at a price per share of $1.1533, if an IPO occurs prior to the time when the 2017 Notes may otherwise be converted; or (v) at the lender’s election any time prior to the time when the 2017 Notes may otherwise be converted, provided that the accrued interest at conversion would be calculated at 22% per annum and Company would have the sole discretion on whether the conversion is into Class B-5 redeemable convertible preferred shares and/or Class B-6s convertible preferred shares, in which case at a conversion price of $0.38 per share. If the lender makes such an election, a warrant to purchase a number of ordinary shares equal to 10% of number of preferred shares received upon conversion would also be granted.

On March 24, 2021, 2017 Notes with the total amount of principal and accrued interest of approximately $1.4 million were converted into 3,649,587 Class B-5 Preferred Shares (at $0.38 conversion price).

The fair value of the 2017 Notes as of December 31, 2021 and 2020 was $8.7 million for both periods of which $6.2 million was related to the notes due to Lam Ven, a related party. Changes in fair value of the 2017 Notes, including accrued interest, were not material during the year ended December 31, 2021, within changes in fair value of financial instruments carried at fair value, net, on the Consolidated Statements of Operations and Other Comprehensive Loss. The convertible notes are carried at fair value with a Level 3 assessment.

2020 Convertible Note

On May 1, 2020, the Company entered into a convertible promissory note agreement (the “2020 Note”) with a vendor for a principal amount of $541 thousand. On September 30, 2020, the Company entered into an amendment to the 2020 Note increasing the principal amount to $557 thousand in exchange for additional services. The 2020 Note bears compound interest at a rate of 6.25% per annum. Unless converted, principal and any accrued but unpaid interest under the 2020 Note is due and payable upon the written election of the vendor no sooner than 36 months from the agreement date. The 2020 Note matures on May 1, 2023 unless converted earlier.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 9. Financing Arrangements (cont.)

The fair value of the 2020 Note was $397 thousand as of December 31, 2020. Decrease in fair value of the 2020 Note, including accrued interest, of $160 thousand was recognized during year ended December 31, 2020, within Changes in fair value of financial instruments carried at fair value, net, on the Consolidated Statements of Operations and Other Comprehensive Loss.

On March 26, 2021, the Company entered into a second amendment to the 2020 Notes. This amendment increased the principal sum from $557 thousand to $633 thousand for value received. With accrued interest, the face value of the 2020 Convertible Note was $702 thousand at December 31, 2021. The fair value at December 31, 2021 was $408 thousand. The convertible notes are carried at fair value with a Level 3 assessment.

2021 Convertible Note

During 2021, Surf Air issued an aggregate of $4.45 million of convertible notes under the May 12, 2022 (which is effective October 28, 2021), convertible note agreement, (the “2021 Note”) to an entity affiliated with the co founder of the Company. The 2021 Note is scheduled to mature on the earlier of December 31, 2022 or the date on which the Note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 8.25% per annum until the 2021 Note is paid in full whether at maturity, upon acceleration by prepayment or converted into conversion shares. The note had a face value of $4.45 million, from a capital contribution of $3.5 million at December 31, 2021 and $0.95 million at March 31, 2022. The 2021 Notes recorded at fair value on the Consolidated Balance Sheets as of December 31, 2021 were $2.6 million. During 2022, the 2021 Note with a face amount of $4.45 million was converted into 17,373,521 B-6a convertible preferred shares (see Note 18, Subsequent Events). The convertible notes are carried at fair value with a Level 3 assessments.

SAFE Notes at Fair Value

During the year ended December 31, 2020, SAFE instruments with a fair value of $1.6 million were converted into 2,944,099 Class B-2 redeemable convertible preferred shares and SAFE instruments with fair value of $6.8 million were converted into 17,547,959 Class B-6a redeemable convertible preferred shares (see Note 13, Redeemable convertible preferred shares).

The Company’s SAFE are carried at fair value and are Simple Agreements for Future Equity (SAFE instruments). As of December 31, 2021 and 2020, outstanding SAFE instruments had a fair value of $19 thousand and $37 thousand, respectively.

The decrease in the fair value of SAFE instrument of $18 thousand during the year ended December 31, 2021 and an increase of $0.8 million during year ended December 31, 2020, were recognized within Changes in fair value of financial instruments carried at fair value, net, on the Consolidated Statements of Operations and Other Comprehensive Loss. The SAFEs are carried at fair value with a Level 3 assessment.

Convertible Notes at Amortized Cost

Convertible Portion of the 2017 Term Notes

As of December 31, 2021, and 2020, included in the $11.8 million and $11.3 million balances of the 2017 Term Notes, respectfully, is a $2.0 million convertible note (see Note 10, Term Notes for convertible portion of 2017 Term Notes). The lender has the right to exchange the additional $2 million of the 2017 Tern Notes into the new convertible note, which has not been exercised as of December 31, 2021. On May 17, 2022, the 2017 Term Notes including the convertible portion were converted into SAFE notes with the fair value of $11.2 million as of June 30, 2022.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 9. Financing Arrangements (cont.)

Fair Value of Convertible Instruments

Fair value of all the convertible instruments: (in millions)

	Fair Value at December 31,
	2021	2020
2017 Convertible Notes	$8.7	$8.7
2020 Convertible Notes	0.4	0.4
2021 Convertible Notes	2.6	—
Total	$11.7	$9.1

Note 10. Term Notes

During 2017, the Company entered into a loan and security agreement with a commercial lender (“Lender”) as subsequently restated during 2018 (hereinafter referred to as “2017 Term Notes”). On the maturity date of January 31, 2019, the Company defaulted on its obligation to pay the principal and accrued interest due on its 2017 Term Notes. As a result of the event of default, the Lender had certain remedies available which included declaring the term loan to be immediately due and payable and, without notice, taking possession of substantially all the Company’s assets, which serve as collateral for the loan. The 2017 Term Notes are convertible at any time at the holder’s option on a dollar-for-dollar basis into any financing instruments issued by the Company. The conversion price with respect to a particular financing instrument is as follows: (i) for Class B-2, Class B-3 or Class B-4 redeemable convertible preferred shares, $1.7068 or, (ii) for equity-based financings the stated issue price at which the financing instruments are issued to investors in the last closing.

On April 7, 2020, Surf Air entered into a Forbearance Agreement with the Lender, under which the Lender agreed not to exercise any remedies that it had against the Company for any event of default existing through December 31, 2020. Under the Forbearance Agreement, the per annum interest rate applicable from November 1, 2019 through February 28, 2020 was 8.25% and the Company was required to: (i) make monthly principal payments of $100 thousand, in addition to interest accrued at 8.25% commencing May 1, 2020; and (ii) pay principal payments equal to 5.0% of all future financings proceeds within three days of its receipt of such funds. On May 1, 2020, the Company further defaulted on payment of principal and interest. Total principal on the 2017 Term Notes due as of December 31, 2020 was approximately $11.3 million including $2.0 million of convertible note. The Company recorded $1.2 million interest expense related to the 2017 Term Notes for the year ended December 31, 2020. The fair values of the 2017 Term Notes, including convertible portion, were $7.4 million as of December 31, 2020, estimated using Level 3 fair value measurements.

On May 31, 2021, the Company entered into an amendment with the Lender for the 2017 Term Notes under which the Lender agreed to not exercise any remedies that it may have against the Company for any event of default existing as of January 31, 2020, through December 31, 2020. As a result, the maturity date of the 2017 Term Notes was extended to December 31, 2021 (the “New Maturity Date”), interest was accrued on the unpaid principal amount of the 2017 Term Notes at 12.0%, and was payable on the New Maturity Date. Subsequent to the New Maturity Date, the outstanding balance is due on demand. In connection with the New Maturity Date and the waiver of existing defaults, the Company issued to the Lender a warrant to purchase up to 16,168,295 ordinary shares with an exercise price of $0.01 per ordinary share and expiration date of June 9, 2031. As of December 31, 2021 the Term loan balance was $11.8 million. The fair values of the 2017 Term Notes, including convertible portion, were $8.6 million as of December 31, 2021, estimated using Level 3 fair value measurements.

On May 17, 2022 the 2017 Term Note was converted into a SAFE instrument with the fair value of $15.2 million (see Note 18, Subsequent Events).

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 11. Warrants

Preferred Share Warrants

Convertible Preferred Share Warrant Liability

Warrants to purchase shares of convertible preferred stock are classified as liabilities on the consolidated balance sheet at fair value upon issuance because the underlying shares of convertible preferred share are redeemable at the option of the holders upon the occurrence of certain deemed liquidation events considered not solely within our control, which may therefore obligate the Company to transfer assets at some point in the future. The convertible preferred share warrants are subject to remeasurement to fair value at each balance sheet date and any change in fair value is recognized as a component of other expense, net in the consolidated statement of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise of expiration of the warrants, or the completion of a deemed liquidation event. At that time, the convertible preferred share warrant liability will be reclassified into convertible preferred share or additional paid-in capital, as applicable. The Company uses third party to estimate the fair value of these warrants, and these estimates could differ significantly in the future. The convertible preferred share warrant liabilities will increase or decrease each period based on the fluctuations of the fair value of the underlying security.

The changes in carrying amounts of warrant liabilities for the years ended December 31, 2021 and 2020 were as follows (in thousands):

	December 31,
	2021	2020
Warrant liabilities, beginning of the year	$35	$2
Change in fair value of warrants	(26)	33
Warrant liabilities, end of the year	$9	$35

Ordinary Share Warrants

Warrants were issued by the Company in connection with debt and equity capital raising transactions, as well as part of debt restructuring activities.

At December 31, 2021 and 2020, the Company had the following ordinary share warrants issued and outstanding: (in thousands, except share and per share data)

	Shares		Issuance Date	Exercise Price per Share	Expiration Date
Warrant Class	2021	2020
Ordinary share warrant	1,264,488	1,264,488	August 2016	$0.21	July 2025
Ordinary share warrant	1,982,802	1,982,802	May 2017	$0.01	May 2027
Ordinary share warrant	1,189,681	1,189,681	July 2017	$0.01	July 2027
Ordinary share warrant	2,399,570	2,399,570	February 2018	$0.01	February 2028
Ordinary share warrant	5,597,006	5,597,006	September 2018	$0.01	September 2028
Ordinary share warrant	1,742,784	1,742,784	December 2018	$0.01	Change in Control
Ordinary share warrant	23,515,057	23,515,057	December 2020	$0.01	Change in Control
Ordinary share warrant	45,322,638	45,322,638	February 2019	$0.01	Change in Control
Ordinary share warrant	364,955	—	March 2021	$0.01	March 2028
Ordinary share warrant	16,168,295	—	June 2021	$0.01	June 2031
	99,547,276	83,014,026

During the year ended December 31, 2019, the Company issued warrants to purchase 45,322,638 ordinary shares at an exercise price of $0.01 per share to Park Lane, a related party, in conjunction with the issuance of a Convertible Promissory Note under the April 7, 2020, Secured Promissory Note Agreement (“2020 SPNA”) (see Note 16, Related party balances and transactions). These warrants are equity classified and the fair value of warrants on the date of issuance of $5.6 million was recorded as issuance costs within Interest expense in the Consolidated Statements of

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 11. Warrants (cont.)

Operations and Other Comprehensive Loss with corresponding impact recognized within Additional paid-in capital. The warrants remain outstanding as of December 31, 2021 and 2020, and expire if unexercised upon a deemed liquidation event or an initial public offering, whichever occurs first.

In 2021, Park Lane assigned the warrants to LF Trust and remained unexercised in 2021. In May 2021, Park Lane Investments, LLC converted the remaining portion of the $7.5 million Secured Promissory Note Agreement (“2020 SPNA”) ($442 thousand) into 834,556 Class B-6a preferred shares at a conversion price of $0.5295.

During the year ended December 31, 2020, the Company entered into an Advisory Services Agreement (“ASA”) with an investor to provide services to the Company for at least one year plus an automatic renewal period of one year. As consideration for the ASA, the Company issued warrants to purchase 23,515,057 ordinary shares at an exercise price of $0.01 per share, with expiration upon a deemed liquidation event or an initial public offering, whichever occurs first. The warrants had no vesting conditions on the grant date and are equity classified and remained unexercised as of December 31, 2021. Fair value of the warrants on the grant date was $2.2 million which was recognized within General and administrative expenses on the Consolidated Statements of Operations and Other Comprehensive Loss for the year ended December 31, 2020.

During the year ended December 31, 2021, the Company issued warrants to purchase 364,955 ordinary shares at an exercise price of $0.01 per share to different individuals, as the part of the conversion of the debt in 2021, all related parties, pursuant to the 2017 Convertible Note Purchase Agreement dated June 2, 2017. The fair value of the warrants as of issuance was $15 thousand using Level 3 fair value measurements. The ordinary share warrants remain unexercised as of December 31, 2021. Refer to Note 9 Financing Arrangements.

During 2021, the Company also issued warrants to purchase 16,168,295 ordinary shares at an exercise price of $0.01 per share to Partners for Growth V, L.P. (“PFG”) in conjunction with the amendment to the 2017 Term Notes in 2021. The fair value of the warrants as of issuance was $0.8 million using Level 3 fair value measurements. The ordinary share warrants remain unexercised as of December 31, 2021.

The following is a summary of assumptions used in the Black-Scholes model to determine the fair value of warrants granted during the years ended December 31, 2021 and 2020:

	December 31,
	2021	2020
Risk-free interest rate	1.49%	0.13%
Expected term (in years)	2.0	2.0
Dividend yield	—	—
Expected volatility	89.0%	163.6%

Note 12. Commitments and Contingencies

Software License Agreements

On May 18, 2021, the Company executed two agreements with Palantir Technologies Inc. license a suite of software for the term of seven years commencing on the effective date. The agreements identify two phases; an Initial Term from May 18, 2021 through June 30, 2023 with a cost of $11 million and an Enterprise Term from July 1, 2023 to May 17, 2028 with a cost of $39 million, for a total software cost of $50 million.

Share Purchase Agreement with GEM

During 2020, the Company entered into a Share Purchase Agreement (“SPA”) with GEM Global Yield LLC SCS (“GEM”) and an entity affiliated with GEM to provide incremental financing in the event the Company completes a business combination transaction with a special purpose acquisition company (“SPAC”). Pursuant to the SPA, GEM is required to purchase ordinary shares of the Company at a discount to then fair value up to $200.0 million, and in return

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 12. Commitments and Contingencies (cont.)

the Company agreed to pay a total commitment fee of $8.0 million payable in installments at the time of each purchase of ordinary shares or no later than one year from the anniversary of the SPAC transaction and issued a forward contract for GEM to purchase 0.75% of the Company’s fully diluted ordinary shares outstanding upon completion of business combination transaction with a SPAC at an exercise price of $0.01 per ordinary share.

In May 2022, SPA was amended to increase the facility to $400.0 million with the same terms (See Note 18 Subsequent Events).

The Company has accounted for the arrangement as a derivative financial instrument which is recorded at fair value using Level 3 inputs each period with changes in fair value recorded in Changes in fair value of financial instruments carried at fair value, net on the Consolidated Statements of Operations and Other Comprehensive Loss. The Company estimated the fair value at December 31, 2021 and 2020 to be $0.4 million and $0.7 million, respectively, which was recognized within Other liabilities on the Consolidated Balance Sheets.

Guarantees

The Company indemnifies its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential future amount the Company could be required to pay under these indemnification agreements is unlimited. The Company believes its insurance would cover any liability that may arise from the acts of its officers and directors and as of December 31, 2021 and 2020, the Company is not aware of any pending claims or liabilities.

The Company entered into indemnification provisions under agreements with other parties in the ordinary course of business, typically with business partners, contractors, customers, landlords and investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of its activities or, in some cases, as a result of the indemnified party’s activities under the agreement. These indemnification provisions often include indemnifications relating to representations Surf Air has made with regards to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential future amount the Company could be required to pay under these indemnification provisions is unlimited.

Legal Contingencies

In 2017, the Company acquired Rise U.S. Holdings, LLC (“Rise”). Prior to the close of the acquisition, Rise Alpha, LLC and Rise Management, LLC, (both of which are wholly-owned subsidiaries of Rise and hereinafter referred to as the “Rise Parties”), were served with a petition for judgment by Menagerie Enterprises, Inc. (“Monarch Air”), relating to breach of contract for failure to pay Monarch Air pursuant to the terms and conditions of the Monarch Air Flight Services Agreement, which occurred prior to the Company’s acquisition of Rise. The Rise Parties filed numerous counterclaims against Monarch Air, including fraud, breach of contract, and breach of fiduciary duty. Rise, a subsidiary of the Company, was named as a party in the lawsuit. During 2018 and 2019, certain summary judgements were granted in favor of Monarch Air.

On November 8, 2021, the Rise Parties entered into a final judgment in respect of litigation to finally resolve all claims raised by Monarch Air and the Rise Parties agreed to pay actual damages of $1 million, pre-judgment interest of $230 thousand, attorneys’ fees of $61 thousand and court costs of approximately $3 thousand. Since then, Monarch Air has been conducting post-judgment discovery. The full settlement had been accrued within Accrued expenses on the Consolidated Balance Sheets by the Company as of December 31, 2021 and 2020.

Surf Air is also a party to various claims and matters of litigation incidental to the normal course of its business.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 12. Commitments and Contingencies (cont.)

Federal Excise Tax Commitment

On May 15, 2018, Surf Air received notice of a tax lien filing from the Internal Revenue Service (“IRS”) for unpaid federal excise taxes for the quarterly periods beginning October 2016 through September 2017 in the amount of $1.9 million, including penalties and interest as of the date of the notice. In 2019, the Company agreed to a payment plan (“Installment Plan”) whereby the IRS would take no further action and remove such liens at the time such amounts have been paid. Since 2019, the Company has made untimely payments on the Installment Plan. Defaulting on the payment plan can result in the IRS nullifying the arrangement, placing the Company in default, and taking collection action against the Company for any unpaid balance. The Company’s total outstanding federal excise tax liability including accrued penalties and interest is included as accrued liability in the balance sheet and is in the amount of $3.8 million and $3.5 million as of December 31, 2021 and 2020, respectively.

Note 13. Redeemable Convertible Preferred Shares and Convertible Preferred Shares

The preferred shares for all classes do not have mandatory redemption provisions. However, the preferred shares are subject to mandatory conversion upon the occurrence of a deemed liquidation event. Except for the Class Seed and B-6s preferred stock, the preferred shares provide for conversion at the option of the holders. Further, the shares of preferred stock are not subject to mandatory repurchases at the option of the holders.

The following table presents information about the Company’s convertible preferred shares as of December 31, 2021 (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Issuance Price	Liquidation Preference
Class Seed	1,866,056	1,866,056	$838	$0.54	$1,000
Class A-1	1,930,155	1,380,217	1,525	1.12	1,546
Class A-2	2,820,319	1,197,296	1,840	1.54	1,840
Class A-3	9,070,476	6,206,269	6,192	1.00	6,206
Class A-4	552,804	552,804	675	1.30	716
Class A-5	15,646,415	15,400,417	4,447	1.11	17,155
Class B-1	14,934,552	14,934,552	20,000	1.34	20,000
Class B-2	25,000,000	24,194,129	30,768	1.71	41,295
Class B-3	2,000,000	1,464,728	2,213	1.71	2,500
Class B-4	6,000,000	3,671,818	5,361	1.71	6,267
Class B-5	33,638,500	19,140,703	6,240	0.38	7,273
Class B-6a	150,000,000	89,320,082	38,593	0.53	47,295
	263,459,277	179,329,073	118,692		153,093
Class B-6s	98,799,158	70,606,523	3,294		—
Total	362,258,435	249,935,594	$122,466	—	$153,093

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 13. Redeemable Convertible Preferred Shares and Convertible Preferred Shares (cont.)

The following table presents information about the Company’s convertible preferred shares as of December 31, 2020 (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Issuance Price	Liquidation Preference
Class Seed	1,866,056	1,866,056	$838	$0.54	$1,000
Class A-1	1,930,155	1,380,217	1,525	1.12	1,546
Class A-2	2,820,319	1,197,296	1,840	1.54	1,840
Class A-3	9,070,476	6,206,269	6,192	1.00	6,206
Class A-4	552,804	552,804	675	1.30	716
Class A-5	15,646,415	15,400,417	4,447	1.11	17,155
Class B-1	14,934,552	14,934,552	20,000	1.34	20,000
Class B-2	25,000,000	24,204,128	30,784	1.71	41,312
Class B-3	2,000,000	1,464,728	2,213	1.71	2,500
Class B-4	4,000,000	3,661,818	5,343	1.71	6,250
Class B-5	33,638,500	15,491,119	5,887	0.38	5,887
Class B-6a	88,214,400	61,459,480	23,841	0.53	32,543
	199,673,677	147,818,884	103,585		136,955
Class B-6s	98,799,158	70,470,546	3,284	—	—
Total	298,472,835	218,289,430	$106,869	—	$136,955

____________

*        The Class B-6s convertible preferred shares have no liquidation preference and are pari passu to the ordinary shares upon a liquidation event.

Amended and Restated Articles of Association

The rights, privileges, and preferences of the Company’s Class A redeemable convertible preferred shares, Class B-1 convertible preferred shares, Class B-2 redeemable convertible preferred shares, Class B-3 redeemable convertible preferred shares, Class B-4 redeemable convertible preferred shares, Class B-5 redeemable convertible preferred shares and Class B-6a redeemable convertible preferred shares (collectively, “Senior Preferred Shares”), the Class seed redeemable convertible preferred shares and Class B-6s convertible preferred shares (collectively “Junior Preferred Shares”) and the ordinary shares are shown as follows:

Dividend Rights

Holders of Senior Preferred Shares are entitled to receive noncumulative dividends on a pari passu basis and in preference to Junior Preferred Shares and ordinary shares equal to 6% per annum of $1.1203 Class A-1 redeemable convertible preferred shares, $1.5368 Class A-2 redeemable convertible preferred shares, $1.0000 Class A-3 redeemable convertible preferred shares, $1.2958 Class A-4 redeemable convertible preferred shares, $1.1139 Class A-5 redeemable convertible preferred shares, $1.3392 Class B-1 redeemable convertible preferred shares, $1.7068 Class B-2, Class B-3 and Class B-4 redeemable convertible preferred shares $0.3800 Class B-5 redeemable convertible preferred shares and $0.5295 Class B-6a convertible preferred shares, payable if and when declared by the Board of Directors. No dividends on Senior Preferred Shares or ordinary shares have been declared by the Board of Directors through December 31, 2021. The Company shall not declare pay or set aside any dividends on ordinary shares unless the holders of Senior Preferred Shares and Junior Preferred Shares then outstanding first receive, or simultaneously receive a dividend on each outstanding Senior Preferred share or Junior Preferred share equal to the product of (a) the dividend paid on each ordinary share and (b) the number of ordinary shares issuable upon conversion of each Senior Preferred Share or Junior Preferred Share. Holders of Junior Preferred Shares are not entitled to receive any dividends unless the Board of Directors declares a dividend on ordinary shares and the Senior Preferred Shareholders have received a dividend.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 13. Redeemable Convertible Preferred Shares and Convertible Preferred Shares (cont.)

Voting Rights

Ordinary shares vote together with the holders of Senior Preferred Shares as a single class. Each holder of Senior Preferred Shares shall be entitled to the number of votes equal to the number of ordinary shares, into which such shares of Senior Preferred Shares could be converted as of the record date. Holders of Junior Preferred Shares do not have voting rights, except as to matters that affect Junior Preferred Shares as set forth in the Company’s charter documents.

Conversion Rights

The holders of Senior Preferred Shares have the right, at the option of the holder at any time, to convert their preferred shares into ordinary shares of the Company. The conversion rate is equal to $1.1203 Class A-1 redeemable convertible preferred shares, $1.5368 Class A-2 redeemable convertible preferred shares, $1.0000 Class A-3 redeemable convertible preferred shares, $1.2958 Class A-4 redeemable convertible preferred shares, $1.1139, Class A-5 redeemable convertible preferred shares, $1.3392 Class B-1 redeemable convertible preferred shares, $1.7068 Class B-2, Class B-3 and Class B-4 redeemable convertible preferred shares, $0.3800 Class B-5 redeemable convertible preferred shares and $0.5295 Class B-6a redeemable convertible preferred shares. Certain events will trigger mandatory conversion of both Senior Preferred Shares and Junior Preferred Shares, into the Company’s ordinary shares. Such triggering events include a public offering of the Company’s share generating proceeds, net of discounts and commissions, of at least $50 million and with a minimum per share price of $3.4136.

The holders of Class B-6s convertible preferred shares and Class Seed redeemable convertible preferred shares do not have conversion rights unless there is a mandatory conversion event at which time each Class B-6s convertible preferred share converts one for one into ordinary shares and each Class Seed redeemable convertible preferred share converts at a rate of $1.7068 into ordinary shares.

Liquidation

In the event of any liquidation dissolution, or winding up of the Company, either voluntary or involuntary or upon a deemed liquidation event, assets available for distribution are first distributed to the holders of Senior Preferred Shares in preference to any distribution to the Junior Preferred Shares shareholders and ordinary shareholders an amount per Senior Preferred Share equal to the greater of (a) one times the original issue price, plus any dividends declared but unpaid or (b) such amount per Senior Preferred Share as would have been payable had all shares of the class of such Senior Preferred Share been converted into ordinary shares. Thereafter, the holders of class seed convertible preferred shares are entitled to receive in preference to any distributions to ordinary shareholders or Class B-6s convertible preferred shareholders equal to the greater of $0.5359 per Class seed preferred share or such amount per Class seed preferred share as would have been payable had all Class seed preferred shares been converted into ordinary shares.

If the holders of Senior Preferred Shares and class seed preferred stock are paid in full, the remaining assets of the Company will be distributed pro rata to the holders of ordinary shares and Class B-6s convertible preferred shares, pro rata as a single class and on an as converted to ordinary shares basis, based on the number of shares held by each such holder.

Deemed liquidation events include a change in control of the Company and sale of substantially all of the assets of the Company. These deemed liquidation event provisions are considered contingent redemption provisions because such events are not solely within the control of the Company. Therefore, all Senior Preferred Shares and Junior Preferred Shares, except for Class B-6s convertible preferred shares, have been presented in the mezzanine section of the Consolidated Balance Sheets.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 13. Redeemable Convertible Preferred Shares and Convertible Preferred Shares (cont.)

Protective Provisions and Anti-dilution

The Company requires the vote or written consent of (i) the holders of a majority Class A preferred voting as a single class on an as-converted basis and (ii) the holders of a majority Class B preferred, excluding the Class Seed and Class B-6s convertible preferred (i.e., Junior Preferred Shares voting as a single class on an as-converted basis, before it, or any of its subsidiaries can take certain corporate actions or enter certain transactions including, but not limited to, liquidation events, charter amendments, other actions that would result in the issuance or reclassification of securities that are senior to or on parity with any class of preferred shares, or creation or authorization of debt that has not received the prior approval of the Board of Directors.

Each class of preferred shares also has protective provisions that require consent of any class whose rights, preferences, privileges or powers are disproportionately and materially impacted by a charter amendment or by the authorization or issuance of additional shares of such class. Each class of preferred shares also has anti-dilution protection for share splits, combinations, dividends, distributions, and reorganizations as well as price-based weighted average anti-dilution protection for certain nonexempted equity issuances below the conversion price of the applicable class of preferred shares.

Class B-2 Preferred Shares

During 2020, the Company converted SAFE instruments into 2,944,099 shares of its Class B-2 convertible preferred shares with a total fair value of $1.6 million (see Note 9, Financing arrangements).

Class B-5 Preferred Shares

On March 24, 2021, the 2017 Notes with the total amount of principal and accrued interest of approximately $1.4 million were converted into 3,649,587 Class B-5 Preferred Shares (at $0.38 conversion price).

Class B-6 Preferred Shares

During 2020, the Company converted SAFE instruments into 17,547,959 shares of its Class B-6a convertible preferred shares with a total fair value of $6.8 million. (see Note 9, Financing arrangements). Also during 2020, the Company issued an additional 29,635,115 shares of its Class B-6a convertible preferred shares with fair value of $15.6 million.

During 2020, the Company converted the outstanding convertible loan under Secured Promissory Note Agreement with Park Lane into 14,276,406 Class B-6a convertible preferred shares at a conversion rate of $0.53 per share (see Note 16, Related party balances and transactions).

On February 25, 2020, the Company issued 66,100,094 of Class B-6s convertible preferred shares as consideration for the Blackbird asset acquisition (See Note 3, Business Combinations).

During 2021, the Company received the $14.3 million cash in connection with the issuance of Class B-6a convertible preferred shares.

Note 14. Share-Based Compensation

On August 15, 2016, the Company’s Board of Directors adopted the Surf Air Global Limited 2016 Equity Incentive Plan (“2016 Plan”).

Under the 2016 Plan, officers, employees, and consultants can be granted incentive stock options (“ISOs”), nonqualified stock options (“NSOs”), restricted stock and restricted stock units (“RSUs”) to acquire the Company’s ordinary shares. The 2016 Plan, as amended through July 15, 2021, is administered by the Board of Directors and permits the issuance of up to an aggregate of 138,620,470 of the Company’s ordinary shares. The Company recorded $3.2 million and $6.2 million in share-based compensation expense for the years ended December 31, 2021, and December 31, 2020, respectively.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 14. Share-Based Compensation (cont.)

If any award under the 2016 Plan expires or lapses or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of Company repurchased or redeemed shares at or below the original issuance price), the unused shares shall again be available for the grant of awards under the 2016 Plan. Shares issued under the 2016 Plan may consist in whole or in part of authorized, but unissued shares, shares purchased on the open market or treasury shares.

The Company uses the Black-Scholes option valuation model, which was developed for use in estimating the fair value of options. Option valuation models require the input of highly complex and subjective variables including the expected life of options granted and the Company’s expected stock price volatility over a period equal to the expected life of the options.

Share Options

A summary of share option activity under the 2016 Plan for the years ended December 31, 2021 and 2020 is set forth below:

	Number of Share Options Outstanding	Weighted Average Grant Date Fair Value Per Share	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2019	5,238,479	$0.30	7.70	$289	$0.60
Granted	—
Exercised	—
Canceled	(1,413,814)	$0.32			$0.59
Outstanding at December 31, 2020	3,824,665	$0.29	6.72	205	$0.60
Granted	7,515,074	$0.04	9.71	0	$0.06
Exercised	(10,000)	$0.04			$0.06
Canceled	(522,948)	$0.37			$0.64
Outstanding at December 31, 2021	10,806,791	$0.13	8.48	$196	$0.22
	Number of Share Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2021	10,806,791	$0.22	$196	8.48
Exercisable at December 31, 2021	9,954,701	$0.22	$196	$8.48

Compensation expense is generally recognized for those options expected to vest, with forfeitures recognized as they occur. As of December 31, 2021, unrecognized compensation expense related to the unvested portion of the Company’s share options was approximately $33 thousand with a current weighted average remaining vesting period of approximately 0.23 years.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 14. Share-Based Compensation (cont.)

The assumptions used to estimate the fair value of share options granted during the years ended December 31, 2021 and 2020 were as follows:

	December 31,
	2021	2020
Risk-free interest rate	0.79 – 1.49%	2.30%
Expected term (in years)	5.0 – 6.08	6.71
Dividend yield	—	—
Expected volatility	89 – 113%	130.20%

Restricted Stock Units

At December 31, 2021, 2020, and 2019 the Company had 4,937,535 RSU’s unvested with the weighted average grant date fair value of $0.33 per RSU.

As of December 31, 2021 and 2020, the Company has two separate types of granted and unvested RSUs, one with a combined service and performance condition (RSU SPLE) and one with only a performance condition (RSU LE). Both award types contain a performance condition involving the satisfaction of a pre-determined liquidity event, which includes (1) change in control or (2) becoming a publicly listed company. The RSU SPLE awards contains a service-based vesting condition whereby the service condition either vests monthly over a one-year period, or vests quarterly over a three-year period after a one year cliff vest period, which has been fully satisfied as of December 31, 2021.

Share-based compensation expense is recognized only for the RSU SPLE awards that are expected to meet both the service and performance conditions, and only for the RSU LE awards that meet the required performance condition. As of December 31, 2021 and 2020, achievement of the performance condition was not probable, resulting in unrecognized shared-based compensation expense for all RSUs of $1.7 million, all of which would have vested immediately, if the performance condition had been satisfied on December 31, 2021.

Restricted Share Purchase Agreement

A summary of RSPA activity under the 2016 Plan for the years ended December 31, 2021 and 2020 is set forth below:

	Number of RSPA	Weighted Average Grant Date Fair Value per RSPA
Unvested RSPAs at December 31, 2019	—	$—
Granted	114,778,316	$0.25
Vested	(38,764,608)	$0.10
Forfeited	—	—
Unvested RSPAs at December 31, 2020	76,013,708	$0.33
Granted	32,344,494	$0.09
Vested	(32,332,988)	$0.07
Forfeited	(335,537)	$0.08
Unvested RSPAs at December 31, 2021	75,689,677	$0.10

Some RSPAs were issued for cash while others were issued for promissory notes. As of December 31, 2021, the unrecognized compensation expense related to the unvested portion of the Company’s RSPAs issued for promissory notes, excluding executive award as disclosed below, was $1.4 million, which is expected to be recognized over a weighted average period of 1.9 years. The executed promissory note creates an option for the RSPA holder, since they will repay the loan when the exercise price is lower than the ordinary share fair value. The promissory note contains prepayment features and therefore can be repaid at any time. The maturity date is five years from the grant date. The grant date fair value is based on the terms of the promissory note, since the promissory notes creates the option. The related expense is recorded over the service vesting terms of the restricted shares.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 14. Share-Based Compensation (cont.)

During 2020, an executive received an award of RSPA’s for a promissory note which included three tranches. The first tranche vest based on service conditions only, and vest ratably over each continuous month of service. The second tranche becomes subject to service vesting after a performance condition is met. Subject to the performance vesting conditions, the awards will vest ratably for each continuous month of service. The third tranche vest immediately upon satisfaction of performance conditions and market conditions such as the Company achieving a certain valuation prior to an IPO. For these awards, the repurchase option terminates upon vesting (either immediately or over a service vesting term). However, if the participant is terminated within 12 months of a liquidation event (excluding termination for cause), then the awards vest in full. As of December 31, 2021, the unrecognized compensation expense related to the unvested portion of the Company’s executive RSPAs was $22.2 million.

The Company recognizes share compensation expense on the executive’s RSPA’s in the first and second tranche, ratably over each month of continuous service after July 1, 2020. No share compensation expense is recorded related to the executive’s RSPA’s for the third tranche, as it is not probable for the performance condition to be met as of December 31, 2021. No share compensation expense will be recorded for this tranche until the performance condition triggers become probable.

The RSPAs issued for cash contain service vesting conditions. The grant date fair value of the RSPA’s is the same as the ordinary share fair value at the grant date. As the grantees paid cash for the RSPA’s, they are considered prepaid shares. Should a grantee’s service be terminated, any unvested shares would be repurchased by the Company and the Company would have to return the original cash payment to the grantee for the unvested share portion, thereby creating a liability.

As of December 31, 2021, the unrecognized compensation expense related to the unvested portion of the Company’s RSPAs issued for cash was $0.4 million, which is expected to be recognized over a weighted average period of 2.4 years.

The assumptions used to estimate the fair value of RSPAs granted during the years ended December 31, 2021 and 2020 were as follows:

	December 31,
	2021	2020
Risk-free interest rate	0.97%	0.28% – 0.41%
Expected term (in years)	5.00	5.00
Dividend yield	—	—
Expected volatility	152.00%	163.60%

Restricted Share Grant Agreement

During 2021, the Company made twelve RSGA’s grants totaling 2,112,418 shares to certain employees. The grant date fair value is $119 thousand. These were issued related to provision of employee services and were fully-vested at date of grant. Until such time as the Company exercises the right of first refusal, the grantee has all the rights of a shareholder with respect to voting, liquidation rights and receipt of dividends.

There are transfer restrictions over the RSGA shares. The shares have not been registered under the Securities Act and may not be sold or transferred unless registered under the SEC laws or with receipt of an exemption therefrom. The employee must also notify the Company of his/her intention to dispose of the shares and the Company maintains a right of first refusal and a market stand-off right over the shares. The right of first refusal will lapse on the earlier to occur of i) the first date on which the ordinary shares are held by at least 2,000 persons ii) a determination by the Company’s Board of Directors that a public market exists and iii) a firm commitment underwritten public offering of the shares valued at, at least $20 million.

There is no Company repurchase option unless the Company exercises its right of first refusal. After delivery of notice to the Company of intended disposition of the shares by the employee, the Company has the option to repurchase the shares from the employee on the same terms indicated on the disposal form.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 15. Income Taxes

The provision for income taxes for the years ended December 31, 2021 and 2020 consist of current state taxes of $7 thousand and $6 thousand, respectively. Income taxes in our consolidated financial statements have been calculated on a separate tax return basis.

The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate (in thousands):

	December 31,
	2021		2020
	$	%	$	%
Pretax loss	$(7,600)	21.0%	$(4,921)	21.0%
State tax benefit	(2,251)	6.22%	(1,302)	5.56%
Foreign tax differential	787	(2.17)%	1,380	(5.89)%
Transaction costs	646	(1.79)%	215	(0.92)%
Permanent differences	193	(0.54)%	83	(0.35)%
PPP loan forgiveness	(154)	0.42%	(152)	0.65%
Change in valuation allowance	8,369	(23.12)%	4,730	(20.18)%
Other	17	(0.05)%	(27)	0.11%
Effective income tax rate	$7	(0.03)%	$6	(0.02)%

Deferred income tax assets and liabilities are recorded for differences between the consolidated financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Significant components of deferred tax assets and liabilities are as follows (in thousands):

	Year Ended December 31,
	2021	2020
Deferred tax assets:
Book to tax depreciation differences	$545	$438
Accrued expenses and reserves	1,415	1,108
Stock compensation	267	269
Net operating loss carryforward	50,158	42,081
Other	165	173
Total deferred tax assets	$52,550	$44,069
Deferred tax liabilities:	—	—
Prepaid expenses	(236)	(124)
Total deferred tax liabilities, net	$(236)	$(124)
Valuation allowance	(52,314)	(43,945)
Total deferred tax assets (liabilities), net	$—	$—

As of December 31, 2021, the Company has approximately $36.1 million of federal net operating loss (“NOL”) carryforwards, and $14.0 million of California NOL carryforwards, which will begin to expire in 2031. The described carryforwards are included in the Company’s calculation of its deferred tax asset; however, realization of the deferred tax asset is dependent on the Company generating sufficient taxable income prior to expiration of the NOL carryforwards. Also, utilization of the operating losses and tax credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 under Section 382 and similar state provisions. As of December 31, 2021 and 2020, the Company recorded a full valuation allowance of approximately $52.3 million and $43.9 million, respectively, on the net deferred tax assets, as management does not believe it is more likely than not that the tax assets will ultimately be realized. The valuation allowance increased by $8.4 million during the year ended December 31, 2021.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 15. Income Taxes (cont.)

Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a corporation’s ability to utilize its NOL carryforwards, if it experiences an “ownership change” as defined. In general terms, an ownership change may result from transactions increasing the ownership percentage of certain stockholders in the stock of the corporation by more than 50% over a three-year period. In the event of an ownership change, utilization of the NOL carryforwards would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate. We have not completed a Section 382 study at this time; however, should a study be completed, certain NOL carryforwards may be subject to such limitations. Any future annual limitation may result in the expiration of NOL carryforwards before utilization.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act or Act) was signed into law, which is a $2 trillion relief package comprising of a combination of tax provisions and other stimulus measures. The Act broadly provides tax payment relief and significant business incentives and makes certain technical corrections to the 2017 Tax Cuts and Jobs Act (TCJA). The Company qualified for the Paycheck Protection Program (“PPP”) loan and received a loan in the year ended December 31, 2021. Some of the more significant provisions did not impact the Company’s financial statements, including the removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to five years, increasing the ability to deduct interest expense, and the technical correction made to the previously enacted Tax Cuts and Jobs Act in relation to tax depreciation of qualified improvement property.

We recognize the impact of a tax position in our consolidated financial statements if the tax position is more likely than not to be sustained upon examination and on the technical merits of the position. Based on our evaluation, we have concluded that for the years ended December 31, 2021 and 2020, there were no unrecognized tax benefits. We do not anticipate a significant change in its unrecognized tax benefits during the next 12 months.

The Company and its subsidiaries file tax returns in the United States (federal and state). There are no open income tax examinations as of December 31, 2021.

Note 16. Related Party Balances and Transactions

As of December 31, 2019, the Company owed $2.1 million to LamVen LLC (“LamVen”), an entity owned by an officer of the Company, for various expenses incurred by LamVen on the Company’s behalf. During 2020, $2.0 million of the amount owed to LamVen was extinguished through issuance of 4,370,452 Class B-6s convertible preferred shares with fair value of $428 thousand resulting in a gain on extinguishment of $1.9 million, which was recognized within Additional paid-in capital on the Consolidated Balance Sheets. As of December 31, 2021, the Company owed $90 thousand to LamVen. Amounts due to LamVen are included within “Due to related parties” on the Consolidated Balance Sheets as of December 31, 2021 and 2020.

Convertible notes at fair value on the Consolidated Balance Sheets as of December 31, 2021 and 2020 include $6.2 million of 2017 Note due to LamVen.

During 2021, Surf Air issued an aggregate of $4.45 million of convertible notes under the May 12, 2022 (which is effective October 8, 2021), convertible note agreement, (the “2021 Note”), to an entity affiliated with the co-founder of the Company. See Note 9, Financing Arrangements. During 2022, the 2021 Note in the amount of $4.5 million was converted into 17,373,521 B-6a convertible preferred shares.

During 2019, the Company commenced leasing three aircrafts from Park Lane for a monthly lease payment of $25 thousand per aircraft. During 2020, the Company began leasing a fourth aircraft from Park Lane for a monthly lease payment of $25 thousand (see Note 6, Leases). The leases were extended to July 2023.

As of December 31, 2019, the Company owed $6.0 million to Park Lane, an entity affiliated with an officer of the Company, for short term loans made by Park Lane to the Company during 2019. On April 7, 2020, the Company entered into a convertible Secured Promissory Note Agreement with Park Lane (“2020 SPNA”) under which the loans

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 16. Related Party Balances and Transactions (cont.)

made during 2019 were exchanged for a secured convertible loan aggregating $7.5 million. During 2021, Park Lane contributed $0.4 million in cash towards the SPNA which was immediately converted to 834,556 of B-6a preferred convertible stock.

During 2021, Park Lane purchased an additional $5.0 million in Class B-6a redeemable convertible preferred shares of Surf Air, totaling 9,442,871 Class B-6a redeemable convertible preferred shares.

Note 17. Net Loss Per Share Applicable to Common Stockholders, Basic and Diluted

The following table sets forth the computation of net loss per common share:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Net loss	$(35,784)	$(23,437)
Weighted average number of common shares used in net loss per share applicable to common stockholders – basic and diluted	192,372,698	104,219,962
Net loss per share applicable to common stockholders, basic and diluted	$(0.19)	$(0.22)

The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Excluded securities:
Options to purchase common stock	10,806,791	3,824,665
Restricted stock units	4,937,535	4,937,535
Unvested RSPAs	75,689,677	76,013,708
Preferred stock (as converted to common shares)	249,935,594	218,289,430
Total common stock equivalents	341,369,597	303,065,338

Note 18. Subsequent Events

ASC Topic 855, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the date of the consolidated financial statements, but before the consolidated financial statements are issued. In accordance with this accounting standard, management evaluated events occurring subsequent to December 31, 2021 through October 24, 2022, the date the consolidated financial statements were available for issuance.

Proposed Acquisition

The Company entered into a prospective transaction, which will be executed through its wholly-owned subsidiary, Surf Air Mobility (“SAM”) whereby SAM will acquire 100% of the equity interests in Southern Airways Corporation, a Delaware corporation (“Southern”) pursuant to an acquisition agreement dated as of March 17, 2021, as amended on August 22, 2021 and on May 17, 2022. As of the date this report, this business combination transaction has not yet been completed, and is subject to satisfaction of various terms and conditions including the completion of a business combination transaction among SAM and a publicly-traded special purpose acquisition company (SPAC), which would enable SAM to deliver the agreed consideration for the proposed acquisition.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 18. Subsequent Events (cont.)

Share Purchase Agreement with GEM

During 2020, the Company entered into a SPA with GEM and an entity affiliated with GEM to provide incremental financing in the event the Company completes a business combination transaction with a SPAC. Pursuant to the SPA, GEM is required to purchase ordinary shares of the Company at a discount to then fair value up to $200.0 million. (Note 12. Commitments and Contingencies)

In May 2022, SPA was amended to increase the facility to $400.0 million with the same terms.

Business Combination and Southern Airlines Acquisition

The Company entered into a Business Combination Agreement, dated as of May 17, 2022 (the “Merger Agreement”), by and among Tuscan Holdings Corp II (“Tuscan”), THCA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of SAM (“Merger Sub I”), and SAGL Merger Sub Limited, a BVI business company formed under the laws of the British Virgin Islands and wholly-owned subsidiary of SAM (“Merger Sub II” and together with the Company, SAM and Merger Sub I, the “Surf Entities”).

Pursuant to the Merger Agreement, (i) Merger Sub I will merge with and into Tuscan (the “First Merger”), with Tuscan surviving the First Merger as a wholly-owned subsidiary of SAM, and (ii) simultaneously with the First Merger, Merger Sub II will merge with and into the Company (the “Second Merger” and together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as a wholly-owned subsidiary of SAM. The Merger Agreement contemplates a related business combination transaction, governed by a separate agreement, pursuant to which on the closing date a wholly-owned subsidiary of Global will be merged with and into Southern, after which Southern will be a wholly-owned subsidiary of SAM (the “Southern Acquisition”).

Following the Mergers and the Southern Acquisition, (i) the Company, Southern and Tuscan will be wholly owned subsidiaries of SAM, (ii) the security holders of Tuscan, the Company and Southern will be security holders of SAM, (iii) SAM will be the publicly traded company, and (iv) SAM will own directly or indirectly all of the equity securities, assets, business and operations of each of Tuscan, the Company, and Southern.

Convertible Notes

On June 30, 2021, the Company entered into the fifth amendment to the 2017 Notes (see Note 9, Financing arrangements) and extended the maturity date on the outstanding 2017 Notes from June 30, 2021 to September 30, 2021. On September 15, 2021, the maturity date of the 2017 Notes was further extended to March 31, 2022. On March 31, 2022, the maturity date of the 2017 Notes was further extended to December 31, 2022. As defined in the 2017 Notes agreements, the holders may elect to receive repayment of the principal amount along with a 22% cash repayment interest and additional warrants to purchase certain classes of equity shares on demand in the event of no conversion at the maturity date.

On January 17, 2022, the Company entered into a convertible note agreement for a principal amount of $3.0 million with Aperitus Limited (f/k/a Marcel Reinchart Limited) (the “Aperitus Note”). The full $3.0 million was loaned under the Aperitus Note, which bears interest at a rate of 8.25% per annum and matures on December 31, 2022. At the election of the holder at any time, the principal and interest due under the Aperitus Note are convertible into a number of shares of convertible preferred shares sold in the Company’s most recent financing round equal to the aggregate amount due under the Aperitus Note multiplied by two, divided by the price per share of the convertible preferred shares. The Aperitus Note accrues interest at the rate of 15% per annum during any period of time that an event of default has occurred.

Surf Air Global Limited
Notes to Consolidated Financial Statements

Note 18. Subsequent Events (cont.)

During January and February 2022, the Company received the remainder of the $4.45 million from LamJam (the “2021 Note”), an entity owned by an officer of the Company. The 2021 Note is scheduled to mature on the earlier of December 31, 2022 or the date on which the Note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 8.25% per annum until the 2021 Note is paid in full whether at maturity, upon acceleration by prepayment or converted into conversion shares. On May 12, 2022, the 2021 Note in the amount of $4.5 million was converted into 17,373,521 B-6a convertible preferred shares.

On February 15, 2022, the Company entered into a convertible note agreement with Vechery Trust. Under the Note Agreement, the Company issued a convertible note with a value of $1 million, which was scheduled to mature on December 31, 2022. Interest is due upon maturity at a rate of 8.25% per annum until the note is paid in full whether at maturity, upon acceleration by prepayment or converted into conversion shares. On February 15, 2022, the note in the amount of $1 million was converted into 2,832,860 B-6a convertible preferred shares.

During April 2022, the company received $1.3 million from LamVen, an entity owned by an officer of the Company.

During May 2022, the Company issued investors convertible notes (the “Security”) in an aggregate amount of $49.2 million, of which $15 million was received in cash, $15.2 million was in satisfaction of existing term debt, and $19 million was to provide future services. The Security is classified as a Simple Agreement for Future Equity agreement (“SAFE”). The convertible notes are automatically convertible into shares of the Company’s common stock upon the completion of an initial public offering (or other liquidity event if sooner) at a discounted price to the value of its common stock at the time of such event. The discount shall initially be equal to 35%. If there is a change of control event, these SAFE notes will automatically convert into the securities offered in connection with such change of control event, at a 20% discount.

Licensing, Exclusivity and Aircraft Purchase Arrangements

On July 6, 2021, Textron Aviation Inc. and one of its affiliates (“Textron”), entered into license, sales and marketing and aircraft purchase agreements with the Company, which are only effective as of the first trading date of shares of common stock of SAM or its affiliate (“Effective Date”) on a national securities exchange following a business combination with a SPAC.

The licensing agreement grants Surf Air a nonexclusive license to certain technical Information and intellectual property for the purpose of developing an electrified propulsion system for the Caravan aircraft, and to assist in obtaining Supplemental Type Certificates (“STC”) from the Federal Aviation Administration (“FAA”), including any foreign validation by any other aviation authority, for electrified propulsion upfits/retrofits of the Caravan aircraft. Upon the effectiveness of the license agreement, the Company will make an initial license fee payment of $25 million. In addition, the license agreement requires Surf Air to make scheduled payments of annual license sustaining fees totaling up to $35 million to Textron based on the issuance of STCs from the FAA over the 8-year term of the license payment period. Furthermore, Surf Air will earn a $200 thousand credit for each Caravan order in excess of 100 units, which may be applied towards unpaid annual license sustaining fees in the contract year the credit is earned.

Under the exclusive sales and marketing agreement, Textron and the Company agree to use their respective commercially reasonable efforts to promote the sales of the electrified propulsion upfits/retrofits of the Caravan aircraft and Textron appointed Surf Air as its exclusive supplier of electrified and hybrid-electric propulsion systems for the Caravan. Surf Air will pay Textron an exclusivity fee totaling up to $40 million during an exclusivity period of 8 years commencing from the effective date of the sales and marketing agreement. Additionally, as stated above, Surf Air will receive a $200 thousand credit for each Caravan order in excess of 100 units, on the first anniversary following the STC issuance and such credit is applicable towards unpaid exclusivity fees through the seventh anniversary of the STC issuance for the amount of the credit earned after it is first applied to any unpaid sustaining license fees.

Under the aircraft purchase agreement, Surf Air agreed to a firm commitment to purchase 100 Caravan aircraft for a purchase price of $2.35 million per Caravan aircraft adjusted for changes in consumer price Index between July 2021 through November of the year preceding the year of the delivery plus 2.0%. A non-refundable deposit in the amount

Surf Air Global Limited
Notes to Surf Air Global Limited Consolidated Financial Information

Note 18. Subsequent Events (cont.)

of $10.0 million is due within 10 days of the Effective Date. In the event that the agreement is terminated prior to the delivery of the 50th Caravan aircraft, any remaining balance of deposit is forfeited. Additionally, the Company has the option to purchase an additional 50 Caravan aircraft between the Effective Date and March 31, 2026.

On March 16, 2022, the Company entered into an amendment to the licensing and sales and marketing agreements with Textron whereby the definition of the Effective Date has been amended to refer to the date upon which Surf Air or its affiliate executes a business combination agreement with a SPAC, together with capital commitments from third parties sufficient to satisfy a minimum cash condition of $300.0 million (“New Effective Date”). Also, the termination provision has been amended so that if SAM does not execute a business combination agreement with a SPAC on or prior to April 30, 2022, or if the listing of SAM shares (upon the closing of a business combination with a SPAC) does not occur on or prior to December 31, 2022, Textron will have the right to terminate each agreement.

The Company also entered into an amendment to the aircraft purchase agreement on March 16, 2022, whereby the Company has the right to terminate the aircraft purchase agreement upon written notice to Textron if (a) the New Effective Date does not occur on or prior to April 30, 2022, or (b) the listing of SAM shares (upon the closing of a business combination with a SPAC) does not occur on or prior to December 31, 2022.

On September 15, 2022 the Company entered into the second amendment to the aircraft purchase agreement.

Share Issuances

Subsequent to December 31, 2021, the Company raised $1.34 million of net proceeds from the issuance of 2,549,574 Class B-6a redeemable convertible preferred shares. Additionally, the Company issued 1,888,574 Series B-6s convertible preferred shares as payment for outstanding liabilities totaling $0.5 million owed to various vendors of the Company.

During 2022, the Company converted outstanding payable into 3,777,148 shares of its Class B-6a convertible preferred shares with the total cash value of $2.0 million.

SAFEs at Fair Value

On May 17, 2022, in connection with the Business Combination, Surf Air and LamVen entered into a simple agreement for future equity (the “LamVen SAFE”), pursuant to which LamVen provided Surf Air with an investment advance of $7.5 million (the “Issue Price”). The terms of the share issuance requirement essentially fix the number of shares to be delivered under the agreement, contingent of the simultaneous settlement with the Company’s planned SPAC Transaction.

On May 17, 2022, in connection with the Business Combination, Surf Air and Park Lane entered into a simple agreement for future equity (the “Park Lane SAFE”), pursuant to which, Park Lane provided Surf Air with an investment advance of $7.5 million (the “Issue Price”). The terms of the share issuance requirement essentially fix the number of shares to be delivered under the agreement, contingent on a public listing.

On May 17, 2022, the Company and iHeart Media entered into a SAFE in which the Company agreed to sell to iHeart Media up to a number of common shares having an aggregate value of $10 million. The Company recognizes the future services at fair value on the balance sheet as the prepaid expense.

On June 30, 2022, the Company and Palantir entered into a SAFE in which the Company agreed to sell to Palantir up to a number of common shares having an aggregate value of $9.0 million. The Company recognizes the future services at fair value on the balance sheet as the prepaid expense.

In May 2022, the Company converted its term loan into SAFE instrument in the amount of $15.2 million, with a fair value of $11.2 million as of June 30, 2022.

In September 2022, the Company issued 1,889,823 Series B-6a redeemable convertible preferred shares to an existing investor in exchange for $1 million.

In September 2022, the Company issued SAFE in exchange for an investor’s payment of the $100 thousand issue price.

Surf Air Global Limited
Notes to Surf Air Global Limited Consolidated Financial Information

Note 18. Subsequent Events (cont.)

Jetstream Agreement

On October 10, 2022, Surf Air Mobility Inc. (SAM) and Jetstream Aviation Capital, LLC (“Jetstream”) entered into a Master Agreement (the “Jetstream Agreement”) that provides for a sale and/or assignment of purchase rights of aircraft from SAM to Jetstream and the leaseback of such aircraft from Jetstream to SAM within a maximum aggregate purchase amount of $450 million, including a $120 million total minimum usage obligation for SAM. Jetstream is the largest global aircraft lessor focused exclusively on commercially-operated turboprop regional aircraft and engines.

The agreement further provides SAM and Jetstream will endeavor to co-market SAM’s electrified powertrain technology to Jetstream’s other customers and lessees. Subject to further negotiation and entry into definitive agreements, Jetstream also intends to commit to acquire up to 50 hybrid-electrified powertrains per year for five years. The powertrains will be installed in Jetstream’s aircraft and leased to other customers, subject to certain thresholds and governmental approval processes. Both parties will endeavor to collaborate on potentially developing a co-financing platform pursuant to which SAM may offer leasing terms to its third-party service operators.

Events Subsequent to Original Issuance of the Consolidated Financial Statements (Unaudited)

In connection with the reissuance of the consolidated financial statements, the Company has evaluated subsequent events through November 14, 2022, the date the financial statements were available to be reissued.

On November 14, 2022, SAM terminated the Merger Agreement with Tuscan. SAM shall issue to Tuscan 600,000 shares of Common Stock if SAM consummates a direct listing of its common stock on a nationally recognized stock exchange (“Direct Listing”) within one year from the effective date of the termination.

On November 11, 2022, SAM amended the acquisition agreement with Southern Airways Corporation dated as of March 17, 2021, as amended on August 22, 2021 and on May 17, 2022, to reflect termination of the Merger Agreement with Tuscan and to reflect that SAM will acquire 100% of the equity interests in Southern Airways Corporation pursuant to any public listing of SAM common stock for consideration of the higher of $81.25 million or 12.5% of SAM fully-diluted shares at the time of the merger.

On October 31, 2022, the Company entered into a term note agreement to receive $4.5 million in cash from LamVen, an entity owned by an officer of the Company. The note is scheduled to mature on the earlier of December 31, 2023 or the date on which the note is otherwise accelerated as provided for in the agreement. Interest is due upon maturity at a rate of 8.25% per annum until the note is paid in full at maturity or upon acceleration by prepayment.

Southern Airways Corporation and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share data)
(Unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash	$3,835	$5,710
Accounts receivable, net	3,317	3,174
Prepaid expenses and other current assets	3,381	2,509
Total current assets	10,533	11,393
Property and equipment, net	30,437	14,295
Operating lease right-of-use assets	8,699	—
Finance lease right-of-use assets	1,800	—
Intangible assets, net	30	69
Goodwill	386	—
Other assets	3,470	3,022
Total assets	$55,355	$28,779
Liabilities, redeemable convertible preferred shares and stockholders’ equity
Current liabilities:
Accounts payable	$3,218	$1,754
Accrued salaries, wages and benefits	2,139	1,936
Deferred revenue	5,945	3,904
Current maturities of long-term debt	1,602	497
Current maturities of capital lease obligations	—	129
Short-term operating lease liabilities	1,613	—
Current portion due to related parties	2,496	1,016
Short-term finance lease liabilities	134	—
Other current liabilities	1,399	2,072
Total current liabilities	18,546	11,308
Long-term debt, net of current maturities	17,906	3,468
Long-term capital lease obligations, net of current maturities	—	1,974
Long-term operating lease liabilities	2,461	—
Long-term finance lease liabilities	1,905	—
Due to related parties, net of current portion	7,588	4,689
Other liabilities	1,423	747
Total liabilities	$49,829	$22,186
Commitments and contingencies (Note 17)
Redeemable convertible preferred shares, $0.0001 par value; 162,589 shares authorized; 162,589 shares issued and outstanding as of both June 30, 2022 and December 31, 2021; and aggregate liquidation preference of $6,853 and $6,627 as of June 30, 2022 and December 31, 2021, respectively.	$3,624	$3,624
Stockholders’ equity:
Common stock, $0.0001 par value; 1,000,000 shares authorized; 360,364 and 336,914 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively.	$—	$—
Additional paid-in capital	9,572	8,468
Accumulated deficit	(7,670)	(5,499)
Total stockholders’ equity	1,902	2,969
Total liabilities, redeemable convertible preferred shares and stockholders’ equity	$55,355	$28,779

The accompanying notes are an integral part of these condensed consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Condensed Consolidated Statements of Operations
(In thousands)
(Unaudited)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Revenue	$36,521	$24,645
Operating expenses:
Maintenance, materials, and repairs	2,467	1,092
Depreciation and amortization	1,223	869
Aircraft fuel	7,152	3,407
Airport-related expenses	1,956	1,391
Aircraft rent	3,970	3,331
Salaries, wages and benefits	13,023	9,741
CARES Act	—	(9,759)
Other operating expenses	8,361	5,529
Total operating expenses	38,152	15,601
Operating income (loss)	(1,631)	9,044
Other income (expense):
Interest expense	(529)	(398)
Other income (expense)	(5)	79
Total other expense	(534)	(319)
Net income (loss) before income taxes	(2,165)	8,725
Income tax expense	6	329
Net income (loss)	$(2,171)	$8,396

The accompanying notes are an integral part of these condensed consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and
Stockholders’ Equity (Deficit)
(In thousands)
(Unaudited)

	Redeemable Convertible Preferred Shares		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Amount	Number of Shares	$0.0001 Par Value
Balance at December 31, 2021	162,589	$3,624	336,914	$—	$8,468	$(5,499)	$2,969
Issuance of common shares to SkyWest for guarantee of debt	—	—	23,450	—	1,104	—	1,104
Net loss	—	—	—	—	—	(2,171)	(2,171)
Balance at June 30, 2022	162,589	$3,624	360,364	$—	$9,572	$(7,670)	$1,902
	Redeemable Convertible Preferred Shares		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	$0.0001 Par Value
Balance at December 31, 2020	162,589	$3,624	324,669	$—	$8,148	$(16,274)	$(8,126)
Stock-based compensation	—	—	10,020	—	220	—	220
Net income	—	—	—	—	—	8,396	8,396
Balance at June 30, 2021	162,589	$3,624	334,689	$—	$8,368	$(7,878)	$490

The accompanying notes are an integral part of these condensed consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net income (loss)	$(2,171)	$8,396
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss on disposal of fixed assets	5	—
Loss on the extinguishment of debt	37	—
Depreciation and amortization	1,223	869
Stock-based compensation	—	220
Decrease in provision for allowance for doubtful accounts	(4)	(1)
Other, net	23	2
Amortization of operating lease assets	1,648	—
Changes in operating assets and liabilities:
Accounts receivable, net	(139)	60
Prepaid expenses and other current assets	(689)	(227)
Other assets	(446)	(494)
Accounts payable	1,351	171
Accrued salaries, wages, and benefits	203	265
Decrease in operating lease liabilities	(1,821)	—
Deferred revenue	1,913	2,603
CARES Act liability	—	(168)
Other current liabilities	(611)	(26)
Due to a related party	(237)	(545)
Other liabilities	142	(146)
Net cash provided by operating activities	427	10,979
Cash flows from investing activities:
Purchase of property and equipment	(13,492)	(797)
Proceeds from the sale of fixed assets	1	—
Acquisition of MUA, net of cash	(4,164)	—
Net cash used in investing activities	(17,655)	(797)
Cash flows from financing activities:
Proceeds from borrowings of long-term debt, net of closing costs	16,932	—
Proceeds from Marianas Pacific Express, LLC – other liabilities	1,000	—
Principal payments on long-term debt	(2,168)	—
Principal payments on long-term debt – related parties	(347)	(193)
Repayment of capital lease obligations	(64)	(137)
Net cash provided by (used in) financing activities	15,353	(330)
Increase (decrease) in cash and cash equivalents	(1,875)	9,852
Cash and cash equivalents at beginning of period	5,710	2,073
Cash and cash equivalents at end of period	$3,835	$11,925
Supplemental cash flow information:
Cash paid for interest	$500	$316
Cash paid for income taxes, net of refunds	$408	$—
Supplemental schedule of noncash investing and financing activities:
Common shares issued to related party for guarantee of debt financing	$1,104	$—
Right-of-use assets obtained in exchange for new finance lease liabilities	$2,408	$—
Property and equipment purchased through debt financing	$1,806	$—
Derecognition of right-of-use operating assets and liabilities upon lease termination	$(1,224)	$—
Right-of-use assets obtained in exchange for new operating lease liabilities	$11,572	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 1. Description of Business

Southern Airways Corporation (“SAC”) and its wholly owned subsidiaries (Southern Airways Express, LLC (“SAE”), Southern Airways Pacific (“SAP”), Southern Airways Autos, LLC (“SAA”), and Multi-Aero Inc. (“MUA”), is a Delaware Corporation that was founded on April 5th, 2013. Southern Airways Corporation together with its consolidated subsidiaries are collectively referred to hereafter as “Southern” or the Company”.

Nature of Operations

Southern is a scheduled service commuter airline serving nearly forty cities across the United States, and is a certified Part 135 operator which operates a fleet of over 45 aircraft, including the Cessna Caravan, the Cessna Grand Caravan, the King Air Super 200, and the Citation Bravo. Southern provides both seasonal and full-year scheduled passenger air transportation service in New England, the Mid-Atlantic and Gulf regions, Rockies and West Coast, Far Pacific, Hawaii, with select routes subsidized by the United States Federal government under the Essential Air Service (“EAS”) program. The Company is headquartered in Palm Beach, Florida and commenced flight operations in June 2013.

Note 2. Impact of COVID-19

COVID-19, which was declared a global health pandemic by the World Health Organization in March 2020, resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in the economy and led to reduced economic activity particularly in the air travel industry. To prevent or reduce the spread of COVID-19, there has been implementation and continuation of significant government-imposed measures including travel restrictions, closing of the U.S. border, “shelter in place” orders and business closures. Consequently, the Company experienced an unprecedented decline in the demand for air travel during 2020, which materially and adversely affected the Company’s revenues. While the length and severity of the reduction in demand due to COVID-19 are uncertain due in part to the emergence of new COVID variants, which continue to impact flight demand from consumers, the Company implemented a number of measures to focus on the personal safety of its passengers and employees. Additionally, the Company continues to focus on reducing expenses and managing its liquidity and will continue to modify its cost management structure and capacity as the timing of demand recovery continues to evolve.

Note 3. Summary of Significant Accounting Policies

Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The information herein reflects all material adjustments (consisting of normal recurring adjustments), which are, in the opinion of management, necessary to fairly state the results for the periods presented. The results for the interim period are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2022.

Basis of Presentation and Principles of Consolidation

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of Southern. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and the accompanying notes. On an ongoing basis, the Company evaluates its estimates using historical experience and

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 3. Summary of Significant Accounting Policies (cont.)

other factors including the current economic and regulatory environment as well as management’s judgment. Items subject to such estimates and assumptions include: revenue recognition, certain accrued liabilities, useful lives and recoverability of long-lived assets including finite-lived intangible assets, fair value of assets acquired and liabilities assumed in acquisitions, legal contingencies, stock-based compensation, determination of the fair value of warrants to purchase the Company’s common stock, and realization of tax assets and estimates of tax liabilities. Management evaluates its assumptions and estimates on an ongoing basis and may engage outside subject matter experts to assist in the development estimates. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgments in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

Concentration of Risk

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. All of the Company’s cash deposits are held at financial institutions that management believes to be of high credit quality. The Company’s cash deposit accounts may exceed federally insured limits at times. The Company has not experienced any losses on cash deposits to date. As of both June 30, 2022 and December 31, 2021, approximately 70% of the Company’s accounts receivable balance is due from the United States Department of Transportation (U.S. DOT), in relation to certain air routes served by the Company under the U.S. DOT’s Essential Air Service (EAS) program.

Leases

Arrangements are analyzed at inception to determine the existence of a lease. Right-of-use assets (ROUAs) represent the right to use the underlying asset and lease liabilities represent the obligation to make lease payments for the lease term. ROUAs and leases liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the appropriate term and information available at commencement date in determining the present value of lease payments. The lease term may include options to extend the lease when it is reasonably certain that the option will be exercised. ROUAs and lease liabilities are reported on the Condensed Consolidated Balance Sheet. Lease cost is recognized on a straight-line basis over the lease term, net of lessor rebates and other incentives. Aggregate lease cost is recorded in Aircraft rent, Airport-related expenses and Other Operating Expenses on the Condensed Consolidated Statements of Operations.

Deferred Revenue

The Company records deferred revenue (contract liabilities) when it receives customer payments in advance of the performance obligations being satisfied on the Company’s contracts. The Company generally collects fees from customers in advance of services being provided. The Company recognizes the deferred revenue as revenue when it meets the applicable revenue recognition criteria, which is usually at the point in time when a flight is completed or the required services have been provided. The Company generally meets performance obligations associated with all revenues deferred during the succeeding 12-month period. Accordingly, deferred revenue is classified as a current liability in the accompanying Condensed Consolidated Balance Sheet. As of the six months ended June 30, 2022 and 2021, the deferred revenue balances on the Condensed Consolidated Balance Sheet are customer cash receipts related to unflown passenger ticket sales.

The changes in deferred revenue were as follows: (in thousands)

	Six Months Ended June 30,
	2022	2021
Deferred revenue, beginning of year	$3,904	$2,127
Revenue deferred	22,078	13,551
Revenue recognized	(20,037)	(10,947)
Deferred revenue, end of period	$5,945	$4,731

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 3. Summary of Significant Accounting Policies (cont.)

During the periods ended June 30, 2022 and 2021 the Company recognized revenue for all of the deferred revenue balances at the beginning of the year.

Recent Accounting Pronouncements

Adopted

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This guidance eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance also modifies certain disclosure requirements for nonpublic entities to make them less burdensome and is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company adopted this guidance as of January 1, 2020. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles of income taxes and reducing the cost and complexity in accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance as of January 1, 2021. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842). ASU 2016-02 outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. The Company adopted ASU 2016-02 beginning January 1, 2022. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. There were several updates issued in 2018, 2019, and 2020 related to ASC 842, which will also be considered when adopting ASC 842. We elected the optional transition method to apply the standard as of the effective date and therefore, we have not applied the standard to the comparative periods presented on our condensed consolidated financial statements.

In May 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, that deferred the effective date of the revenue standard for private companies that have not issued (or made available for issuance) financial statements as of June 3, 2020. The amendments in this Update defer, for one year, the required effective date of Topic 606, Revenue From Contracts with Customers for those entities noted above. Those entities may elect to adopt the guidance for annual reporting periods beginning after December 15, 2019, and for interim reporting periods within annual reporting periods beginning after December 15, 2020. The Company adopted this guidance as of January 1, 2020. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Our practical expedients were as follows:

Implications as of January 1, 2022
Practical expedient package	a) We have not reassessed whether any expired or existing contracts are, or contain, leases.
b) We have not reassessed the lease classification for any expired or existing leases.
c) We have not reassessed initial direct costs for any expired or existing leases.
Hindsight practical expedient	We have not elected the hindsight practical expedient, which permits the use of hindsight when determining lease term and impairment of operating lease assets.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 3. Summary of Significant Accounting Policies (cont.)

The impact on the condensed consolidated balance sheet is as follows:

	December 31, 2021	Adjustments Due to the Adoption of ASC 842	January 1, 2022
Assets
Current assets:
Cash	$5,710	$—	$5,710
Accounts receivable, net	3,174	—	3,174
Prepaid expenses and other current assets	2,509	—	2,509
Total current assets	11,393	—	11,393

Property and equipment, net	14,295	(2,054)	12,241

Operating lease right-of-use assets	—	11,174	11,174
Intangibles, net	69	—	69
Finance lease right-of-use assets	—	2,054	2,054
Other assets	3,022	—	3,022
Total assets	$28,779	$11,174	$39,953
Current liabilities:
Accounts payable	$1,754	$—	$1,754
Accrued salaries, wages and benefits	1,936	—	1,936
Deferred revenue	3,904	—	3,904
Current maturities of long-term debt	497	—	497
Current maturities of capital lease liabilities	129	(129)	—
Short-term operating lease liabilities	—	1,635	1,635
Due to related parties	1,016	1,819	2,835
Short-term finance lease liabilities	—	129	129
Other current liabilities	2,072	(9)	2,063
Total current liabilities	11,308	3,443	14,751

Long-term debt, net of current maturities	3,468	—	3,468
Long-term capital lease obligations, net of current maturities	1,974	(1,974)	—
Long-term operating lease liabilities	—	3,086	3,086
Long-term finance lease liabilities	—	1,974	1,974
Due to related parties, net of current portion	4,689	4,657	9,346
Other liabilities	747	(14)	733
Total liabilities	$22,186	$11,174	$33,360

Redeemable convertible preferred shares	$3,624	$—	$3,624
Shareholders’ equity:
Common stock	—	—	—
Additional paid-in capital	8,468	—	8,468
Accumulated deficit	(5,499)	—	(5,499)
Total stockholders’ equity	2,969	—	2,969
Total liabilities, redeemable convertible preferred shares and stockholders’ equity	$28,779	$11,174	$39,953

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 3. Summary of Significant Accounting Policies (cont.)

Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This new credit losses standard changes the accounting for credit losses for certain instruments. The new measurement approach is based on expected losses, commonly referred to as the current expected credit loss (“CECL”) model, which is utilized to estimate lifetime “expected credit losses” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses and applies to financial assets including loans, held-to-maturity debt securities, net investment in leases, and reinsurance and trade receivables, as well as certain off-balance sheet credit exposures, such as loan commitments. The standard also changes the impairment model for available-for-sale debt securities. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to ASC 326, Financial Instruments — Credit Losses (“ASC 326”), which updated the effective date of this credit loss standard to fiscal years beginning after December 15, 2022 for non-public entities, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact of adopting the ASC 326 guidance on the Company’s consolidated financial statements and disclosures.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in ASC 606. Under this “ASC 606 approach”, the acquirer applies the revenue model as if it had originated the contracts. This is a departure from the current requirement to measure contract assets and contract liabilities at fair value. Under current practice, measuring deferred revenue at fair value typically results in a reduction to the deferred revenue balance the acquiree had recorded before the acquisition. The reduction causes the acquirer to recognize less revenue than the acquiree would have absent an acquisition. The amendments in this ASU are applied to business combinations occurring on or after the effective date of the amendments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods for public entities and for fiscal years beginning after December 15, 2023, including interim periods for nonpublic entities. The Company believes the adoption of this ASU will not have an impact on the Company’s consolidated financial statements.

Note 4. Business Combinations

Multi-Aero, Inc. Acquisition

On April 1, 2022, the Company acquired all of the issued and outstanding capital stock of St. Louis-based air carrier Multi-Aero, Inc. dba Air Choice One (“MUA” or "Air Choice One") for total cash purchase consideration of $4.1 million which was funded at close by the Clarus Tranche 1 Note (See Note 11 — Long-Term Debt, Net). The primary reason for the acquisition was to expand capacity to serve additional EAS routes planned for in the third and fourth quarter of 2022. The net assets acquired primarily include three aircraft ($3.1 million), a spare aircraft engine ($0.2 million), spare parts inventory ($0.5 million), and liabilities ($0.1 million). The Company recognized $0.4 million of goodwill as part of this transaction. At acquisition close, Air Choice One was serving a total of three destinations in the United States: Arkansas, Missouri, and Tennessee. Per ASC 805, this was deemed to be a business combination and the Company did not incur any acquisition-related cost as part of this transaction.

The assessment of fair value is based on preliminary valuations and estimates that were available to management at the time the condensed consolidated financial statements were prepared. Accordingly, the allocation of purchase price is preliminary and therefore subject to adjustment during the measurement adjustment period.

Air Choice One contributed revenues of $0.7 million for the period from April 1, 2022 to June 30, 2022. Net income related to Air Choice One post-acquisition was not material to the Condensed Consolidated Statements of Operations for the periods presented. The impact of the Air Choice One acquisition was not material to the proforma revenue or net income of our combined operations for the periods presented.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 5. Prepaid and Other Current Assets

Prepaids and other current assets (in thousands):

	June 30, 2022	December 31, 2021
Credit card receivables	$242	$150
Other receivables	759	214
Prepaid insurance	324	1,043
Prepaid fuel	208	96
Other	1,848	1,006
Total prepaids and other current assets	$3,381	$2,509

Note 6. Property and Equipment, net

Property and equipment, net (in thousands):

	June 30, 2022	December 31, 2021
Aircraft, equipment, and rotable spares	$30,756	$14,622
Office, vehicles and ground equipment	1,913	1,651
Leasehold improvements	1,981	1,658
Property and equipment, gross	34,650	17,931
Accumulated depreciation	(4,213)	(3,636)
Property and equipment, net	$30,437	$14,295

During the six months ended June 30, 2022, the Company purchased a total of twelve aircraft in several transactions described as follows:

•        In March 2022, the Company purchased one aircraft for approximately $1.8 million, where the Company paid $100 thousand in cash and financed the remainder through the Tranche 3 Note.

•        In April 2022, the Company purchased a total of three previously leased aircraft from a lessor for $1.6 million per aircraft. The Company financed one of the aircraft purchases with the Tranche 2 Note and the other two aircraft purchases with the Tranche 3 Note.

•        In April 2022, the Company purchased a total of three aircraft and a spare aircraft engine as part of the Air Choice One Acquisition, for a total purchase consideration of $4.2 million. The transaction was financed by the Tranche 1 Note.

•        In May 2022, the Company purchased one aircraft for approximately $2.8 million from Tecnam S.p.A (“Tecnam”) to carry out the inter-island scheduled and chartered air service between Guam and the Commonwealth of the Northern Mariana Islands for the proposed Marianas Joint Venture. The Company financed the purchase of the airplane with a $1.8 million Promissory Note issued to Tecnam. The remaining consideration of $1.0 million was paid by Marianas Pacific Express, LLC and is included as a component of Other Liabilities in the Condensed Consolidated Balance Sheets.

•        In June 2022, the Company purchased a total of four aircraft for a total consideration of $4.5 million. The Company financed the purchase of all four aircraft with the Tranche 3 Note.

The Company recorded depreciation expense of $934 thousand and $587 thousand for the six months ended June 30, 2022 and 2021 respectively, which was recognized as a component of Depreciation and Amortization expense in the accompanying Condensed Consolidated Statement of Operations.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 7. Intangible Assets, net

Intangible assets consist of the following (in thousands):

	June 30, 2022	December 31, 2021
Tradename	$270	$270
Noncompete agreement	500	500
Intangible assets, gross	770	770
Accumulated amortization	(740)	(701)
Intangible assets, net	$30	$69

For the six months ended June 30, 2022 and 2021, amortization expense was $39 thousand and $282 thousand, respectively. As of June 30, 2022, the weighted average remaining useful life of the intangible assets was less than 1 year. The intangible assets held at June 30, 2022 are expected to be fully amortized during the year ended December 31, 2022.

Note 8. Goodwill

The change in Goodwill during the period ending June 30, 2022 is as of the follows (in thousands):

	June 30, 2022	December 31, 2021
Beginning of period	$—	$—
Acquired goodwill	386	—
Impairment	—	—
End of period	$386	$—

The Company recognized $0.4 million of goodwill as part of the Multi-Aero, Inc. Acquisition during the six months ended June 30, 2022.

Note 9. Other Current Liabilities

Other current liabilities (in thousands):

	June 30, 2022	December 31, 2021
Insurance premium liability	$345	$794
Accrued rent	242	554
Accrued vendor payables	724	512
Accrued interest	52	5
Other	36	207
Total other current liabilities	$1,399	$2,072

Note 10. The CARES Act

Under the CARES Act, assistance was made available to the aviation industry in the form of a government assisted Paycheck Protection Program Loan (the “PPP Loan”) and direct payroll support grant, the Payroll Support Program (“PSP”).

Paycheck Protection Program Loan

On April 17, 2020, the Company borrowed $4.3 million under the PPP Loan, which was in the form of a Promissory Note dated April 7, 2020, and due on April 7, 2022. The PPP Loan bears interest at a rate of 0.98% per annum, payable monthly commencing on November 7, 2020. The PPP Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Per the provisions of the PPP Loan agreement, proceeds from the PPP Loan may only be used to cover certain qualifying expenses, such as payroll costs, costs used to continue group health care

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 10. The CARES Act (cont.)

benefits, and other eligible expenses such as mortgage payments, rent, utilities, and interest on other debt obligations. The Company used the aggregate amount of the PPP Loan to cover qualifying expenses during 2020. In July 2020, the Company requested full forgiveness of the fully drawn loan amount of $4.3 million and was provided forgiveness for the full outstanding balance in October 2021.

The Company recognized the $4.3 million borrowed under the PPP Loan as a deferred liability within CARES Act liability on the Condensed Consolidated Balance Sheet. The deferred liability was derecognized on a systematic basis over the periods in which the Company paid the qualifying salaries, wages, and benefits the PPP Loan intended to offset. The offset is presented as CARES Act within Operating Expenses on the Condensed Consolidated Statement of Operations. Furthermore, the PPP Loan proceeds are classified within the operating activities section of the Condensed Consolidated Statement of Cash Flows since those proceeds relate to operating costs (payroll and payroll related benefits).

Payroll Support Program

On June 19, 2020, the Company entered into the PSP with the U.S. Treasury Department, and from June 22, 2020, through October 1, 2020, Southern received proceeds through a direct grant under the PSP totaling $8.4 million. The proceeds for the PSP grant could only be used exclusively for the continuation of payment of employee salaries, wages, and benefits, and were conditioned on the Company’s agreement to refrain from conducting involuntary employee layoffs or furloughs through September 2020. Other conditions include prohibitions on share repurchases and dividends through September 2021, and certain limitations on executive compensation until March 2022. The PSP grant proceeds do not have to be repaid as long as the Company complies with the criteria of the PSP.

The Company recognized the PSP grant proceeds received as a deferred liability within CARES Act liability on the Consolidated Balance Sheet. The deferred liability was derecognized on a systematic basis over the periods in which the Company paid the qualifying salaries, wages, and benefits the PSP intended to offset. The offset is presented as CARES Act within Operating Expenses on the Consolidated Statement of Operations since the proceeds relate to operating costs (payroll and payroll related benefits). As of and for the year ended December 31, 2020, approximately $6.9 million of the PSP grant had been used towards the payment of eligible payroll and benefit expenses. The unused proceeds of $1.5 million remained in CARES Act liability on the Consolidated Balance Sheet as of December 31, 2020. The CARES Act liability was zero as of June 30, 2022 and December 31, 2021 and there was no income statement activity for the six months ending June 30, 2022.

In March 2021, the Company entered into a Payroll Support Program extension agreement (“PSP Extension”) with the U.S. Treasury Department and received a grant totaling approximately $4.7 million. In addition, the Company entered into a Payroll Support Program Agreement in April 2021 (“PSP 3”) with the U.S. Treasury Department and received a grant totaling approximately $4.9 million. Under the terms of the PSP Extension and PSP 3 agreements, these payments are intended to provide payroll support to passenger air carriers and certain contractors and must be used for the continuation of payment of employee salaries, wages, and benefits. At any time, any payroll support in excess of the amount the U.S. Treasury Department determines the Company is authorized to receive or retain under the terms of these agreements, constitutes debt to the U.S. Government and must be repaid. During 2021, the Company used all proceeds received under these two agreements for the continued payment of employee salaries, wages, and benefits, and the Company will not be required to repay the U.S. Treasury Department.

Note 11. Long-Term Debt, Net

In the six months ended June 30, 2022, the Company executed three separate promissory notes with Clarus Capital Funding I LLC (“Clarus”) in the amounts of $4.2 million (“Tranche 1 Note”), $3.42 million (“Tranche 2 Note”), and $9.35 million (“Tranche 3 Note”). Subsequent to June 30, 2022, the Company executed a separate promissory note with Clarus in the amount of $2.9 million (“Tranche 4 Note”); see Note 18, Subsequent Events.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 11. Long-Term Debt, Net (cont.)

Clarus Capital — Tranche 1 Note

On April 1, 2022, the Company executed a 5-year promissory note, the Tranche 1 Note, in the amount of $4.2 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 6.75% per annum. Principal and interest are payable monthly commencing on May 1, 2022, through the maturity date of April 1, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $2.5 million is due. The note is collateralized by the combined value of a total of four specific aircraft and one aircraft engine. The proceeds were used for the funding of the Air Choice One Acquisition.

Clarus Capital — Tranche 2 Note

On April 29, 2022, the Company executed a 5-year promissory note, the Tranche 2 Note, in the amount of $3.4 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 6.75% per annum. Principal and interest are payable monthly commencing on May 29, 2022 through the maturity date of April 29, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $2.0 million is due. The note is collateralized by the combined value of a total of two specific aircraft. The $1.8 million of the $3.4 million of proceeds were used to repay the Note payable to the U.S. Government in April 2022. Upon repayment of the U.S. Government loan the Company recorded a loss on extinguishment of debt of approximately $37 thousand, which is included in interest expense.

Clarus Capital — Tranche 3 Note

On June 27, 2022, the Company executed a 5-year promissory note, the Tranche 3 Note in the amount of $9.4 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 7.25% per annum. Principal and interest are payable monthly commencing on July 27, 2022, and continuing through the maturity date of June 27, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $5.6 million is due. The note is collateralized by the combined value of a total of eight specific aircraft, of which, one was purchased in 2021 and seven were purchased in 2022.

Tecnam Note

On May 27, 2022, the Company executed a 10-year promissory note in the amount of $1.8 million with Tecnam. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 6.75% per annum. Principal and interest are payable monthly commencing on August 1, 2022 and continuing through the maturity date of August 31, 2032. The note is collateralized by a specific aircraft.

The Company’s total debt due to unrelated parties consisted of the following (in thousands):

	June 30, 2022	December 31, 2021
Note payable to U.S. Government, interest rate of 6.5% plus LIBOR adjustment, due October 2025	$—	$1,839
Note payable, fixed interest rate of 5.72%, due January 2025	967	1,058
Note payable, fixed interest rate of 7.60%, due November 2024	659	781
Note payable to bank, fixed interest rate of 4.65%, due November 2025	26	31
Note payable to a financing company, fixed interest rate of 5.49%, due December 2026	280	306
Note payable to Clarus Capital, fixed interest rate ranging from 6.75% to 7.25%, due April and June 2027	16,898	—
Note payable to Tecnam, fixed interest of 6.75%, due August 2032	1,806	—
Long-term debt, gross	20,636	4,015
Current maturities of long-term debt	(1,602)	(497)
Less: debt issuance costs	(1,128)	(50)
Long-term debt, net of current maturities	$17,906	$3,468

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 11. Long-Term Debt, Net (cont.)

Total debt is recorded on the Condensed Consolidated Balance Sheet as follows (in thousands):

	June 30, 2022	December 31, 2021
Long-term debt, gross	$20,636	$4,015
Due to related party (See Note 16, Related Party Transactions)	4,592	4,938
Total debt, gross	$25,228	$8,953

Future maturities of total debt are as follows (in thousands):

Amount
Remainder of 2022	$1,282
2023	2,668
2024	2,841
2025	2,949
2026	2,617
Thereafter	12,871
Total	$25,228

SkyWest Guarantee and Call Option

In conjunction with the Air Choice One acquisition and the financings of ten aircraft, SkyWest, Inc. agreed to guarantee the Company’s Security Agreement associated with three tranches of notes with Clarus in exchange for 23,450 shares of the Company’s common stock. Subsequent to this issuance, SkyWest owns a total of 81,613 shares of the Company’s total outstanding common stock. The guarantee was recorded as debt issuance costs and will be amortized over the life of the loan.

In addition to the consideration set forth above, commencing on April 1, 2023 and terminating on March 31, 2026, SkyWest shall have a limited, one-time option to purchase the Multi-Aero 14 CFR Part 135 Air Carrier Certificate No.MUIA594G for a purchase price of 1,365 shares of the Company’s common stock.

Note 12. Leases

Southern leases aircraft, airport passenger terminal space, aircraft hangars and other airport facilities, other commercial real estate, office, among other items. Certain of these leases include provisions for variable lease payments which are based on several factors, including, but not limited to, relative leased square footage, passenger facility charges, terminal equipment usage fees, departures, and airports’ annual operating budgets. Due to the variable nature of the rates, these leases are not recorded on our balance sheet as a right-of-use asset and lease liability, rather the lease costs are expensed as incurred. For leases with terms greater than 12 months, we record the related right-of-use asset and lease liability at the present value of fixed lease payments over the lease term. To the extent a lease agreement includes an extension option that is reasonably certain to be exercised, we have recognized those amounts as part of our right-of-use assets and lease liabilities. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the term of the lease. We combine lease and non-lease components, such as common area maintenance costs, in calculating the right-of-use assets and lease liabilities for all leases.

Upon adoption of ASC 842 on January 1, 2022, the Company recognized an operating lease right-of-use asset of $11.2 million and a corresponding lease liability of $11.9 million, using discount rates between 7% and 8.5%, which reflects the Company’s incremental borrowing rates for a similar asset, adjusted for duration of term and the quality of collateral as of the date of adoption. The difference between the operating lease right-of-use asset of $11.2 million and a corresponding lease liability of $11.9 million is inclusion of deferred rent of $0.7 million within the operating lease right-of-use asset.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 12. Leases (cont.)

Related to the adoption of ASC 842 and for leases executed subsequent to the adoption of ASC 842 our policy elections are as follows:

Separation of lease and non-lease components:    We elected this expedient to account for lease and non-lease components as a single component for our entire population of operating leases.

Short-term policy:    We have elected the short-term lease recognition exemption for all applicable classes of underlying assets. Short-term disclosures include only those leases with a term greater than one month and 12 months or less, and expense is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less, that do not include an option to purchase the underlying asset that we are reasonably certain to exercise, are not recorded on the Condensed Consolidated Balance Sheets.

Operating Leases

The Company leased various aircraft, hangar/tie-down space, airport facilities, office space and other property and equipment under non-cancelable leases. Many of the Company’s operating leases require the Company to pay all taxes, maintenance, insurance, and other operating expenses. Lease cost is recognized on a straight-line basis over the lease term, net of lessor rebates and other incentives. Aggregate lease cost is recorded in Aircraft rent, Airport-related expenses, and Other Operating Expenses on the Company’s Condensed Consolidated Statement of Operations.

Aircraft Leases

The Company had twenty-three operating leases of aircraft at June 30, 2022, of which ten of the aircraft leases were from three related parties, Schuman Aviation Ltd., JA Flight Services, and BAJ Flight Services LLC (see Note 16, Related Party Transactions). The leases generally range in term from three to five years, and generally have non-escalating rent payments. Of the twenty-three operating leases at June 30, 2022, eight operating leases of aircraft did not include any fixed leases payments, but rather variable payments based on a rate per flight hour, therefore the rent payments were included in variable lease cost as of June 30, 2022.

Non-Aircraft Leases

The Company’s non-aircraft lease assets include space at four airport terminals, a corporate office and a jet refueling truck.

Supplemental balance sheet information related to leases was as follows (in thousands):

Operating Leases	Classification	June 30, 2022
Assets
Right-of-use assets	Operating lease right-of-use assets	$8,699
Liabilities
Current lease liabilities	Short-term operating lease liabilities	1,613
Current lease liabilities	Current portion due to related parties	1,703
Non-current lease liabilities	Long-term operating lease liabilities	2,461
Non-current lease liabilities	Due to related parties, net of current portion	3,509
Total lease liabilities		$9,286

Lease term and discount rate were as follows:

Six months ended June 30, 2022
Weighted average remaining lease term	2.93 years
Weighted average discount rate	7.98%

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 12. Leases (cont.)

The components of lease cost were as follows (in thousands):

Lease Cost	Classification	Six months ended June 30, 2022
Operating lease cost – aircraft	Aircraft rent	$1,923
Operating lease cost – non-aircraft	Airport-related expenses	153
Short-term lease cost	Airport-related expenses and other operating expenses	967
Variable lease cost	Aircraft rent	539
Engine reserves	Aircraft rent	1,259
Total lease cost		$4,841

Supplemental disclosures of cash flow information related to leases were as follows (in thousands):

Six months ended June 30, 2022
Cash paid for operating lease liabilities	$2,249
Operating lease assets obtained in exchange for operating lease liabilities(1)	11,572
Derecognition of operating lease assets due to termination of three leases	(1,224)

____________

(1)      Amounts for the six months ended June 30, 2022, include the transition adjustment for the adoption of ASC 842 discussed in Note 3. “Summary of Significant Accounting Policies.”

Maturities of lease liabilities were as follows as of June 30, 2022 (in thousands):

Amount
2022 (remainder of year)	$1,987
2023	3,803
2024	2,826
2025	1,314
2026	465
Total lease payment, undiscounted	10,395
Less: imputed interest	1,109
Total	$9,286

Maturities of lease liabilities were as follows as of December 31, 2021 under ASC 840 (in thousands):

Amount
2022	4,091
2023	3,356
2024	2,172
2025	486
Total	$10,105

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 12. Leases (cont.)

Finance Leases

The Company’s finance lease assets include one aircraft, one camera equipment, and one vehicle.

Supplemental balance sheet information related to leases was as follows (in thousands):

June 30, 2022
Assets
Finance lease right-of-use assets	$1,800
Liabilities
Finance lease liabilities (short-term)	134
Finance lease liabilities (long-term)	1,905
Total finance lease liabilities	$2,039

Lease term and discount rate were as follows (in thousands):

Six months ended June 30, 2022
Weighted average remaining lease term	3.57 years
Weighted average discount rate	9.70%

Supplemental disclosures of cash flow information related to leases were as follows (in thousands):

June 30, 2022
Cash paid for finance lease liabilities	$161
Finance lease assets obtained in exchange for finance lease liabilities(1)	2,408

____________

(1)      Amounts for the six months ended June 30, 2022, include the transition adjustment for the adoption of ASC 842 discussed in Note 3, Summary of Significant Accounting Policies

Supplemental information related to the finance leases is as follows:

As of December 31, 2021, three capital leased assets, consisting of one aircraft, camera equipment, and one vehicle were included in property and equipment, net on the Condensed Consolidated Balance Sheet at a combined cost of $2.4 million with accumulated amortization of $354 thousand. One capital lease (aircraft engine) with a balance of $133 thousand at December 31, 2020 was paid off during 2021. The lease terms associated with the remaining three capital leases range from 11 to 61 months and the weighted average implicit rate of interest associated with these leases is approximately 9.2%. The Company reclassified these leases from PPE to Finance right-of-use asset upon ASC 842 adoption.

Maturities of lease liabilities were as follows as of June 30, 2022 (in thousands):

Amount
2022 (remainder of year)	$161
2023	323
2024	323
2025	312
2026	1,540
Total lease payment, undiscounted	2,659
Less: imputed interest	620
Total	$2,039

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 12. Leases (cont.)

Maturities of lease liabilities were as follows as of December 31, 2021 under ASC 840 (in thousands):

Amount
2022	$323
2023	323
2024	323
2025	312
Thereafter	1,540
Total lease payment, undiscounted	$2,821
Less: imputed interest	703
Total	$2,118

Note 13. Redeemable Convertible Preferred Shares

The following table presents information about the Company’s redeemable convertible preferred shares as of June 30, 2022: (in thousands, except for share data)

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	105,556	105,556	$2,150	$3,512
Series A-1	7,033	7,033	141	230
Series A-2	25,000	25,000	500	817
Series B	25,000	25,000	833	2,294
Total	162,589	162,589	$3,624	$6,853

The following table presents information about the Company’s redeemable convertible preferred shares as of December 31, 2021: (in thousands, except for share data)

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	105,556	105,556	$2,150	$3,396
Series A-1	7,033	7,033	141	222
Series A-2	25,000	25,000	500	790
Series B	25,000	25,000	833	2,219
Total	162,589	162,589	$3,624	$6,627

As the Company’s convertible preferred shares are only contingently redeemable in the event of a deemed liquidation event, the Company has not recorded preferred dividends of $1.5 million and $1.3 million on the Condensed Consolidated Balance Sheet as of June 30, 2022 and December 31, 2021, respectively, as the occurrence of the contingent liquidation event is not deemed probable. If the redemption event becomes probable, the carrying amount of the convertible preferred shares will be accreted to its full redemption value.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 14. Disaggregated Revenue

Southern operates one of the largest commuter airlines in the country. The Company generates revenue from the following principal sources (in thousands):

	Six Months Ended June 30,
	2022	2021
Passenger revenue	$17,756	$9,607
EAS revenue	14,732	11,858
Charter revenue	2,033	1,728
Other revenue	2,000	1,452
Total revenue	$36,521	$24,645

The Company provides direct booking of flights, on-demand charter flights and tours for individual passengers through their website or by telephone. It also provides scheduled passenger service in the Mid-Atlantic Region of the US, subsidized by the Federal government under the EAS program. The EAS program is a US government program enacted to guarantee that small communities in the US can maintain a minimum level of scheduled air services that otherwise would not be profitable for certified airlines.

In addition, Southern offers Charter service in which a corporation or employer can purchase through the customer’s corporate account. Separately, the Company generates other revenue from ancillary services such as baggage fees, reservation change fees, lounge fees, and pet-travel (carry-on) fees.

Note 15. Income Taxes

The total income tax expense for the six months ended June 30, 2022, and June 30, 2021, was $6 thousand and $0.3 million, respectively. The expense was due to current state taxes in various jurisdictions. The main driver of the $0.3 million liability for the six months ended June 30, 2021 was income generated from the CARES Act (See Note 10, The CARES Act). Meanwhile, the Company generated losses for the six months ended June 30, 2022, and was therefore only subject to minimum taxes.

The Company recognizes deferred income taxes for deferred tax benefits arising from NOL carryforwards and temporary differences between book and tax income, which will be recognized in future years as an offset against future taxable income. A valuation allowance is provided to offset deferred tax assets, if based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character. Sources of taxable income include future reversals of existing taxable temporary differences, expected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax planning strategies. As of June 30, 2022, and December 31, 2021, management has evaluated all positive and negative evidence to determine that it is appropriate to record a full valuation allowance on the Company’s deferred tax assets, as management does not believe that it is more likely than not that the deferred tax assets will ultimately be realized.

ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. Furthermore, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and subsequent periods. As of June 30, 2022, the Company had $0.4 million of unrecognized tax benefits, none of which would result in a reduction of the Company’s effective rate, if recognized, due to a full valuation allowance recorded within the U.S federal and state jurisdictions. Furthermore, in the next six months, it is reasonably possible that the Company’s unrecognized tax benefits could change due to the resolution of certain tax matters related to substantiation of federal and state NOL’s. These resolutions could reduce the Company’s unrecognized tax benefits by $0.4 million.

The Company files tax returns in the United States (federal and state). There were no open income tax examinations as of June 30, 2022, and June 30, 2021, respectively.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 16. Related Party Transactions

The following table presents Company’s amounts due to related parties as of June 30, 2022 and December 31, 2021: (in thousands)

	June 30, 2022	December 31, 2021
Accounts receivable and other current assets(1)	$(78)	$(56)
Other current liabilities(2)	158	373
Short-term operating lease liabilities(3)	1,703	—
Current maturities of long-term debt(4)	713	699
Total current portion due to related parties	$2,496	$1,016
	June 30, 2022	December 31, 2021
Other liabilities(2)	$200	$450
Long-term operating lease liabilities(3)	3,509	—
Long-term debt, net of current maturities(4)	3,879	4,239
Total due to related parties, net of current portion	$7,588	$4,689

____________

(1)      Net amount of SkyWest engine reserve, accounts receivable and accounts payable from/to various individuals

(2)      Liability related to Makani Kai Acquisition and SkyWest Note’s accrued interest

(3)      Aircraft leased from Schuman Aviation, JAFS and BAJFS

(4)      SkyWest Note

SkyWest Airlines

At June 30, 2022 and December 31, 2021, the Company had a note payable to SkyWest Airlines, Inc. (“SkyWest”) with a principal amount of $4.6 million and $4.9 million, respectively, bearing interest at 4.0% per annum (“SkyWest Note”). Principal and interest payments are due monthly, through April 30, 2028 and the note is collateralized by a pledge for 100% of the stock of Southern Airways Pacific (“SAP”), a wholly-owned subsidiary of the Company), a first priority security interest in all assets of SAP. In the event of a change of control associated with the Company, the then outstanding principal and interest on the note will become due and payable immediately by the Company. At June 30, 2022 and December 31, 2021, $713 thousand and $699 thousand, respectively, is included in Due to Related Parties and $3.9 million and $4.2 million, respectively, is included in Due to Related Parties, net of current portion on the Condensed Consolidated Balance Sheet.

SkyWest is currently represented by one of the Company’s total of seven Board of Director seats and owns 81,613 shares of common stock of the Company as of June 30, 2022.

Kuzari Investor 94647 LLC

As of June 30, 2022, and December 31, 2021, Kuzari Investor 94647 LLC (“Kuzari”) owns 32,699 shares of the Company’s common stock, and is currently represented by one of the Company’s total of seven Board of Directors seats. In addition, an affiliate of Kuzari owns 2,380 shares of the Company’s common stock as of June 30, 2022. Separately, Kuzari owns 105,556 Series A redeemable convertible preferred shares and 25,000 Series A-2 redeemable convertible preferred shares, for a combined preferred share investment of $2.65 million at June 30, 2022. Kuzari is also owed approximately $1.1 million and $905 thousand of accrued and unpaid cumulative redeemable convertible preferred share dividends as of June 30, 2022, and December 31, 2021, respectively.

Since March 2017, an affiliate of Kuzari provides the Company certain advisory services in areas such as evaluation of business decisions, assessment of market opportunities, and the exploring of financial and/or operational strategic initiatives. In return for the consulting services, Kuzari is entitled to compensation from the Company consisting of an annualized fee of at least $100 thousand per year up to $150 thousand per year. For the periods ending June 30, 2022, and 2021, the Company incurred consulting expenses due to Kuzari of $75 thousand and $75 thousand, respectively.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 16. Related Party Transactions (cont.)

JA Flight Services and BAJ Flight Services

As of June 30, 2022, and December 31, 2021, the Company leased a total of three aircraft from JA Flight Services (“JAFS”) and one aircraft from BAJ Flight Services (“BAJFS”). JAFS is 50% owned by Bruce A. Jacobs (“BAJ”), an officer, shareholder, and board member of the Company and BAJFS is 100% owned by BAJ.

As of June 30, 2022, and December 31, 2021, JAFS owns 40,000 shares of the total outstanding common stock of the Company. The Company recorded approximately $560 thousand and $535 thousand in combined lease and engine reserve expense attributable to JAFS and BAJFS during the period ended June 30, 2022 and 2021, respectively. As of June 30, 2022, the Company had combined right-of-use assets of $1.1 million and combined lease liabilities of $1.5 million related to JAFS and BAJFS. Of the $1.5 million owed to both JAFS and BAJFS at June 30, 2022, approximately $860 thousand and $610 thousand are included in Current Due to Related Parties and Due to Related Parties, net of current portion, respectively, on the Condensed Consolidated Balance Sheet.

As of December 31, 2021, the Company owed approximately $500 thousand in total to JAFS and BAJFS, relating primarily to deferred lease payments, as well as engine reserve payments. Of the $500 thousand owed to both JAFS and BAJFS at December 31, 2021, approximately $250 thousand and $250 thousand were included in Current Due to Related Parties and Due to Related Parties, net of current portion, respectively, on the Condensed Consolidated Balance Sheet.

In February 2022, BAJ retired from his role as an officer within the Company, though JAFS continues to be a shareholder of the Company and lessor of three aircraft to the Company as of the date of this report. BAJFS continues to be a lessor of one aircraft to the Company.

Schuman Aviation

During the year ended December 31, 2021, the Company entered into five aircraft operating lease arrangements with Schuman Aviation Ltd., an entity which is owned by an executive and shareholder of the Company. Schuman owns 5,002 shares of the total outstanding common stock of the Company. All of these leases consist of 60-month leases with base rent payments of $16 thousand per month and are all eligible for extension at the end of the lease term. All the leases are also subject to monthly engine, propeller and other reserve payment requirements, based on actual flight activity incurred on the subject aircraft engine.

As of June 30, 2022, the Company had right-of-use assets of $3.7 million and lease liabilities of $3.7 million related to Schuman. Of the $3.7 million owed to Schuman at June 30, 2022, approximately $844 thousand and $2.9 million are included in Current Due to Related Parties and Due to Related Parties, net of current portion, respectively, on the Condensed Consolidated Balance Sheet.

The Company recorded approximately $792 thousand and $185 thousand in combined lease and engine reserve expense attributable to Schuman for the periods ended June 30, 2022 and 2021, respectively.

Note 17. Commitments and Contingencies

Guarantees

The Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential future amount the Company could be required to pay under these indemnification agreements is unlimited. The Company believes that its insurance would cover any liability that may arise from the acts of its officers and directors. As of December 31, 2021, the Company is not aware of any such pending liabilities.

The Company has entered into indemnification provisions under agreements with other parties in the ordinary course of business, typically with business partners, contractors, customers, landlords and investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities or, in some cases, as a result of the indemnified party’s

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 17. Commitments and Contingencies (cont.)

activities under the agreement. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential future amount the Company could be required to pay under these indemnification provisions is unlimited.

Aircraft Purchases and Sales

Electric Wing-in-ground-effect Aircraft

In December 2021, the Company signed a Letter of Intent (“LOI”) with a certain aircraft vendor to purchase a total of four electric wing-in-ground-effect Viceroy aircraft (“Firm Viceroys”), with options to purchase eleven additional Viceroy aircraft (“Viceroy Purchase Options”). The price for each Firm Viceroy and Viceroy Purchase Options in a standard configuration is $5.2 million, and the order is not subject to price escalation. In addition, the LOI ensures the Company’s net delivery price will be less than or equal to any third party’s net purchase price for the same aircraft. The Company agreed to make payments related to the purchase of the Firm Viceroy’s at: a) $50 thousand per aircraft upon the execution of the purchase agreement (which is anticipated to occur in Q4 2023), b) $150 thousand per Firm Viceroy one year prior to the first commercial delivery (anticipated to occur in Q4 2024), and c)the balance due upon delivery of each Viceroy.

As part of the LOI, the vendor provided the Company the option to purchase a total of five electric wing-in-ground-effect Monarch aircraft for $35 million per aircraft in a standard configuration, which is subject to certain price adjustments, based on the execution of the purchase agreement and the delivery of each aircraft.

As part of the Company’s acceptance of the LOI, Southern paid the vendor a non-refundable deposit of $50 thousand and received a warrant with an option to purchase $50 thousand of equity in the vendor’s company within one year following completion of the vendor’s mezzanine funding round. In addition, the Company paid the vendor a second non-refundable deposit of $50 thousand, which was placed in an escrow account. This will be released to the vendor, and credited against the balance due, upon delivery of the first Viceroy to the Company.

Legal Contingencies

Southern is also a party to various claims and matters of litigation incidental to the normal course of its business. As of and for the six months ended June 30, 2022, there were no material legal contingencies.

Note 18. Subsequent Events

ASC Topic 855, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the date of the consolidated financial statements, but before the consolidated financial statements are issued. In accordance with this accounting standard, management evaluated events occurring subsequent to June 30, 2022, through October 24, 2022, the date the condensed consolidated financial statements were available for issuance.

Schuman Aviation

In July 2022, the Company made its 3rd out of a total of 5 scheduled yearly instalment payments to Schuman, consisting of 772 shares of Southern Common stock. The payments relate to the Company’s acquisition of Makani Kai in 2020.

Marianas Southern Joint Venture

In July 2022, the Company reached an agreement in principle with Saipan-based MP Enterprises, LLC to form Marianas Pacific Express, LLC, dba Marianas Airways Express, LLC (“Marianas”) as a joint venture, which establishes inter-island scheduled and chartered air service between Guam and the Commonwealth of the Northern Mariana Islands (“CNMI”). Southern Airways Express acts as the airline operator, focusing on safety, flight and ground operations, ticketing, and maintenance. MP Enterprises, LLC contributes market knowledge, media and governmental relations, route development, and community outreach to the joint venture Company.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 18. Subsequent Events (cont.)

Marianas commenced service in August 2022 and is expected to introduce a total of seven aircraft over the next three years to meet the growing demand for air travel in the region. The joint venture is expected to provide more than 90 weekly flights between Saipan, Tinian, Rota, and Guam. In order to service these routes, the Company executed an agreement to purchase two Tecnam P2012 aircraft to carry out the air service in May 2022. The purchase price of each aircraft was $2.8 million. The first aircraft was delivered in May 2022 and the second aircraft was delivered in July 2022. The aircraft delivered in May 2022 is recorded as a portion of fixed assets, net on the Condensed Consolidated Balance Sheets as of June 30, 2022. In addition, the Company entered into a 36-month lease agreement for a third aircraft. The third aircraft was delivered in September 2022.

As consideration for the two purchased aircraft, the Company executed two ten-year promissory notes with Tecnam in the amount of $1.8 million and $2.0 million, respectively. $1.0 million and $0.55 million of the purchase price were provided by Marianas Pacific Express, LLC and MP Enterprises, LLC, respectively. The Company paid $0.25 million in cash for the second aircraft in July 2022. The Company recorded the portion of the purchase price paid by Marianas Pacific Express, LLC, and is included as a component of Other Liabilities in the Condensed Consolidated Balance Sheets. The Company has the sole title to the referenced aircraft. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 6.75% per annum.

The government of the CNMI has agreed to provide various incentives to Marianas in order to help mitigate the associated start-up costs, including: 1) $1.5 million dollars in American Rescue Plan Act (ARPA)-sourced funding as an initial incentive fund for the airline, to cover the acquisition or mobilization of aircraft, fuel, and equipment; staffing; flight crews; training; travel costs; consultants; real estate and other costs; 2) an 18-month Flight Incentive Program, consisting of payments by CNMI to Marianas based on various flight/departure target volumes; and 3) a Corporate Discount Program for official CNMI government travel.

Clarus Capital — Tranche 4 Note

On August 5, 2022, the Company executed a 5-year promissory note, the Tranche 4 Note (“Tranche 4 Note”) in the amount of $2.9 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 7.50% per annum. Principal and interest are payable monthly commencing on September 5, 2022, and continuing through the maturity date of August 5, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $1.7 million is due. The note is collateralized by the combined value of a total of two aircraft, which were both purchased in 2022.

SkyWest Guarantee

In conjunction with the financings of two aircraft, SkyWest, Inc. agreed to guarantee the Tranche 4 Note with Clarus in exchange for 3,705 shares of the Company’s common stock. Subsequent to this issuance, SkyWest owns a total of 85,318 shares of the Company’s total outstanding common stock.

Proposed Acquisition

The Company entered into a prospective transaction, whereby Surf Air Mobility (“SAM”) a wholly owned subsidiary of Surf Air Global Limited created in 2021, will acquire 100% of the equity interests in Southern Airways Corporation pursuant to an acquisition agreement dated as of March 17, 2021, as amended on August 22, 2021. On May 17, 2022, the prospective transaction was further amended when Surf Air Global Limited and its wholly owned subsidiary entered into a business combination agreement with Tuscan Holdings Corp. II (“SPAC”) whereby the SAM and its related entities will acquire 100% of the equity interests in Southern Airways Corporation.

As of the date of this report, this business combination transaction has not yet been completed. It is subject to satisfaction of various terms and conditions including the completion of a business combination transaction among SAM and SPAC, which would enable SAM to deliver the agreed consideration for the proposed acquisition.

Southern Airways Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 18. Subsequent Events (cont.)

Events Subsequent to Original Issuance of the Consolidated Financial Statements

On November 11, 2022, SAM amended the acquisition agreement with Southern Airways Corporation dated as of March 17, 2021, as amended on August 22, 2021 and on May 17, 2022, to reflect termination of the Merger Agreement with Tuscan and to reflect that SAM will acquire 100% of the equity interests in Southern Airways Corporation pursuant to any public listing of SAM common stock for consideration of the higher of $81.25 million or 12.5% of SAM fully-diluted shares at the time of the merger.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Southern Airways Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Southern Airways Corporation and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of changes in redeemable convertible preferred shares and stockholders’ equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

October 24, 2022

We have served as the Company’s auditor since 2021.

Southern Airways Corporation and Subsidiaries
Consolidated Balance Sheets
as of December 31, 2021 and 2020
(in thousands, except share and per share data)

	December 31,
	2021	2020
Assets
Current assets:
Cash	$5,710	$2,073
Accounts receivable, net	3,174	2,794
Prepaid expenses and other current assets	2,509	1,498
Total current assets	11,393	6,365
Property and equipment, net	14,295	9,051
Intangibles, net	69	388
Other assets	3,022	2,197
Total assets	$28,779	$18,001
Liabilities, redeemable convertible preferred shares and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,754	$1,821
Accrued salaries, wages and benefits	1,936	1,309
Deferred revenue	3,904	2,127
Current maturities of long-term debt	497	413
Current maturities of capital lease obligations	129	253
Current portion due to related parties	1,016	1,100
CARES Act liability	—	1,500
Other current liabilities	2,072	1,532
Total current liabilities	11,308	10,055
Long-term debt, net of current maturities	3,468	3,609
Long-term capital lease obligations, net of current maturities	1,974	2,112
Due to related parties, net of current portion	4,689	5,688
Other liabilities	747	1,039
Total liabilities	$22,186	$22,503
Commitments and contingencies (Note 18)
Redeemable convertible preferred shares, $0.0001 par value; 162,589 shares authorized; 162,589 shares issued and outstanding; and aggregate liquidation preference of $6,627 and $6,200 as of December 31, 2021 and 2020, respectively.	$3,624	$3,624
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 1,000,000 shares authorized; 336,914 and 324,669 shares issued and outstanding at December 31, 2021 and 2020, respectively.	$—	$—
Additional paid-in capital	8,468	8,148
Accumulated deficit	(5,499)	(16,274)
Total stockholders’ equity (deficit)	2,969	(8,126)
Total liabilities, redeemable convertible preferred shares and stockholders’ equity (deficit)	$28,779	$18,001

The accompanying notes are an integral part of these consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Consolidated Statements of Operations
for the Years ended December 31, 2021 and 2020
(In thousands)

	Year Ended December 31,
	2021	2020
Revenue	$57,794	$38,195
Operating expenses:
Maintenance, materials, and repairs	3,033	2,543
Depreciation and amortization	1,604	1,393
Aircraft fuel	8,310	5,012
Airport-related expenses	3,121	2,676
Aircraft rent	7,274	7,327
Salaries, wages and benefits	21,202	18,057
Cares Act	(11,092)	(11,217)
Other operating expenses	12,467	7,371
Total operating expenses	45,919	33,162
Operating income	11,875	5,033
Other income (expense):
Interest expense	(744)	(792)
Other income (expense)	84	(161)
Total other income (expense), net	(660)	(953)
Net income before income taxes	11,215	4,080
Income tax expense	440	14
Net income	$10,775	$4,066

The accompanying notes are an integral part of these consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and
Stockholders’ Equity (Deficit)
for the Years Ended December 31, 2021 and 2020
(in thousands, except per share data)

	Redeemable Convertible Preferred Shares		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	$0.0001 Par Value
Balance at December 31, 2019	162,589	$3,624	321,892	—	$8,048	$(20,340)	$(12,292)
Issuance of common stock for Makani Kai transaction	—	—	2,777	—	100	—	100
Net income	—	—	—	—	—	4,066	4,066
Balance at December 31, 2020	162,589	3,624	324,669	—	8,148	(16,274)	(8,126)
Issuance of common stock for Makani Kai transaction	—	—	2,225	—	100	—	100
Stock-based compensation	—	—	10,020	—	220	—	220
Net income	—	—	—	—	—	10,775	10,775
Balance at December 31, 2021	162,589	$3,624	336,914	—	$8,468	$(5,499)	$2,969

The accompanying notes are an integral part of these consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Consolidated Statements of Cash Flows
for the Years ended December 31, 2021 and 2020
(in thousands)

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net income	$10,775	$4,066
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,604	1,393
Increase (decrease) in allowance for doubtful accounts	(26)	16
Loss (gain) on disposal of property and equipment	(26)	167
Stock-based compensation	220	—
Amortization of deferred gain on sale leaseback transaction	(36)	(36)
Amortization of debt issuance costs	47	3
Changes in operating assets and liabilities:
Accounts receivable, net	(354)	(2,205)
Prepaid expenses and other current assets	(1,011)	(104)
Other assets	(825)	(665)
Accounts payable	(67)	(2,367)
Accrued salaries, wages, and benefits	627	(5)
Deferred revenue	1,777	(225)
CARES Act liability	(1,500)	1,500
Other current liabilities	540	(22)
Due to a related party	(533)	(277)
Other liabilities	(187)	981
Net cash provided by operating activities	11,025	2,220
Cash flows from investing activities:
Purchase of property and equipment	(6,381)	(737)
Proceeds from the sale of fixed assets	114	—
Net cash used in investing activities	(6,267)	(737)
Cash flows from financing activities:
Proceeds from borrowings of long-term debt	—	1,839
Payment of debt issuance costs related to U.S. government loans	—	(100)
Repayment of long-term debt	(409)	(1,252)
Principal payments on long-term debt- related party	(450)	—
Repayment of capital lease obligations	(262)	—
Net cash (used in) provided by financing activities	(1,121)	487
Increase in cash and cash equivalents	3,637	1,970
Cash and cash equivalents at beginning of year	2,073	103
Cash and cash equivalents at end of year	$5,710	$2,073
Supplemental cash flow information:
Cash paid for interest	$696	$815
Cash paid for income taxes, net of refunds	$—	$8
Supplemental schedule of noncash investing and financing activities:
Issuance of common stock for Makani Kai transaction	$100	$100
Due to related party for acquisition of Makani Kai intangible asset	$—	$400
Intangible asset acquired in the Makani Kai transaction	$—	$500
Purchases of property and equipment included in accounts payable and other current liabilities	$—	$128
Property and equipment acquired with debt financing	$305	$38
Payment of other liabilities as part of sale of fixed assets	$69	$—

The accompanying notes are an integral part of these consolidated financial statements.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Description of Business

Southern Airways Corporation (“SAC”) and its wholly owned subsidiaries (Southern Airways Express, LLC (“SAE”), Southern Airways Pacific (“SAP”), and Southern Airways Autos, LLC (“SAA”), is a Delaware Corporation that was founded on April 5th, 2013. Southern Airways Corporation together with its consolidated subsidiaries are collectively referred to hereafter as “Southern” or the “Company”.

Nature of Operations

Southern is a scheduled service commuter airline serving nearly forty cities across the United States and is a certified part 135 operator which operates a fleet of over 35 aircraft, including the Cessna Caravan, the Cessna Grand Caravan, the King Air Super 200, and the Citation Bravo. Southern provides both seasonal and full-year scheduled passenger air transportation service in New England, the Mid-Atlantic and Gulf regions, Rockies and West Coast, Far Pacific, Hawaii, with select routes subsidized by the United States Federal government under the Essential Air Service (“EAS”) program. The Company is headquartered in Palm Beach, Florida and commenced flight operations in June 2013.

Note 2. Impact of COVID-19

COVID-19, which was declared a global health pandemic by the World Health Organization in March 2020, resulted in changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, which created significant volatility in the economy and led to reduced economic activity particularly in the air travel industry. To prevent or reduce the spread of COVID-19, there has been implementation and continuation of significant government-imposed measures including travel restrictions, closing of the U.S. border, “shelter in place” orders and business closures. Consequently, the Company experienced an unprecedented decline in the demand for air travel during 2020, which materially and adversely affected the Company’s revenues. While the length and severity of the reduction in demand due to COVID-19 are uncertain due in part to the emergence of new COVID variants, which continue to impact flight demand from consumers, the Company implemented a number of measures to focus on the personal safety of its passengers and employees. Additionally, the Company continues to focus on reducing expenses and managing its liquidity and will continue to modify its cost management structure and capacity as the timing of demand recovery continues to evolve.

During 2020, the Company received an aggregate of approximately $12.7 million in financial assistance through the Payroll Support Program (“PSP”) grants and Paycheck Protection Plan (“PPP”) loans under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). In addition, the Company entered into a PSP extension agreement (“PSP Extension”) in March 2021 with the U.S. Treasury Department and received a loan of approximately $4.7 million and entered into a PSP agreement in April 2021 (“PSP 3”) with the U.S. Treasury Department and received a grant of approximately $4.9 million. The PPP loan was forgiven in October 2021.

In October 2020, the Company entered into a $1.9 million Loan and Guarantee Agreement (“CARES Act Loan”) with the U.S. Treasury Department, and subsequent to December 31, 2021, the Company executed four separate promissory notes with Clarus Capital Funding I LLC (“Clarus”) in the amounts of $4.2 million (“Tranche 1 Note”), $3.42 million (“Tranche 2 Note”), and $9.35 million (“Tranche 3 Note”), $2.9 million (“Tranche 4 Note”). See Note 9, The CARES Act; Note 10, Long-Term Debt, Net; and Note 19, Subsequent Events.

Given the above actions, the Company’s current level of cash, and the current expectations about the future impact of the COVID-19 pandemic on travel demand, which could be materially different due to the inherent uncertainties of the current operating environment, the Company expects to meet its cash obligations as well as remain in compliance with the covenants in the Company’s existing debt financing agreements as of, and during the 12-months subsequent to the date these consolidated financial statements are available for issuance.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of Southern. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. On an ongoing basis, the Company evaluates its estimates using historical experience and other factors including the current economic and regulatory environment as well as management’s judgment. Items subject to such estimates and assumptions include: revenue recognition, certain accrued liabilities, useful lives and recoverability of long-lived assets including finite-lived intangible assets, fair value of assets acquired and liabilities assumed in acquisitions, legal contingencies, stock-based compensation, determination of the fair value of warrants to purchase the Company’s common stock, and realization of tax assets and estimates of tax liabilities. Management evaluates its assumptions and estimates on an ongoing basis and may engage outside subject matter experts to assist in the development estimates. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgments in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

Concentration of Risk

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. All of the Company’s cash deposits are held at financial institutions that management believes to be of high credit quality. The Company’s cash deposit accounts may exceed federally insured limits at times. The Company has not experienced any losses on cash deposits to date. As of December 31, 2021 and December 31, 2020, approximately 70% and 80%, respectively, of the Company’s accounts receivable balance is due from the United States Department of Transportation (U.S. DOT), in relation to certain air routes served by the Company under the EAS program.

Cash

Cash consists of cash on deposit with financial institutions. There were no cash equivalents as of December 31, 2021 or 2020.

Accounts Receivable, net

Accounts and other receivable are carried at cost. The accounts receivable balance at December 31, 2021 and 2020 primarily consist of amounts due from the U.S. DOT, in relation to certain air routes served by the Company under the EAS program. The Company evaluates its receivables periodically for collectability on an individual customer level and establishes an allowance for doubtful accounts based on the expected uncollectible receivables. In determining the allowance for doubtful accounts, the Company analyzes the aging of accounts receivable, historical bad debts, customer credit worthiness, current economic trends, and any specific customer collection issues identified. Additions to the allowance are charged to other operating expenses. Accounts receivables are written off against the allowance when an account balance is deemed uncollectible. At December 31, 2021 and 2020, the Company had an allowance for doubtful accounts of $4 thousand and $30 thousand, respectively.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Expenditures for major additions, renewals, and modifications are capitalized, while minor replacements, maintenance, and repairs, which do not extend the asset’s life, are expensed as incurred.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, or in the case of leasehold improvements, over the term of the lease or economic life, whichever is shorter as follows:

Assets	Depreciable Life
Aircraft	up to 20 years
Rotable spares	7 years
Aircraft engines	3.5 years
Office equipment, vehicles, and other	5 years
Ground equipment	7 years
Furniture and fixtures	7 years
Leasehold improvements	shorter of estimated lease term or 7 years

Depreciation of property and equipment is included within depreciation and amortization on the Consolidated Statement of Operations. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the Consolidated Statement of Operations. For the years ended December 31, 2021 and December 31, 2020, the Company recorded a gain of $26 thousand and a loss of $167 thousand, respectively, on disposal of property and equipment.

Intangible Assets, net

Intangible assets consist of a trade name resulting from an acquisition in 2019, and a noncompete agreement executed as part of the Makani Kai transaction in 2020 (see Note 4, Makani Kai). The Company amortizes its trade name and noncompete intangible assets on a straight-line basis over their estimated useful lives of four years and one year, respectively. The straight-line recognition method approximates the manner in which the expected benefits will be derived.

Acquisitions

The Company applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction should be accounted for as an asset acquisition or business combination. If the gross assets are not concentrated in a single asset or group of similar assets, then the Company determines if the set of assets acquired represents a business. A business is an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return. Depending on the nature of the acquisition, judgment may be required to determine if the set of assets acquired is a business combination or not.

The Company accounts for business combinations under the acquisition method of accounting, which requires that the assets acquired, and the liabilities assumed be recorded at the date of acquisition at their respective fair value and that direct costs of acquisitions be expensed as they are incurred. The excess purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

In an asset acquisition, goodwill is not recognized, but rather, any excess purchase consideration over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets as of the acquisition date and any direct acquisition-related transaction costs are capitalized as part of the purchase consideration.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Events or changes in circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, significant underperformance relative to expected historical or projected future results of operations, a change in the extent or manner in which an asset is utilized, significant decline in the estimated fair value of the overall Company for a sustained period, shifts in technology, loss of key management or personnel, changes in the Company’s operating model or strategy and competitive forces.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

The carrying amount of a long-lived asset may not be recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as appropriate. For the years ended December 31, 2021 and 2020, there were no triggering events identified and no impairment charge has been recorded.

Deferred Revenue

The Company records deferred revenue (contract liabilities) when it receives customer payments in advance of the performance obligations being satisfied on the Company’s contracts. The Company generally collects fees from customers in advance of services being provided. The Company recognizes the deferred revenue as revenue when it meets the applicable revenue recognition criteria, which is usually at the point in time when a flight is completed or the required services have been provided. The Company generally meets performance obligations associated with all revenues deferred during the succeeding 12-month period. Accordingly, deferred revenue is classified as a current liability in the accompanying Consolidated Balance Sheet. As of the years ended December 31, 2021 and 2020, the deferred revenue balances on the Consolidated Balance Sheet are customer cash receipts related to unflown passenger tickets.

Changes in the carrying amount of deferred revenue for the years ended December 31, 2021 and 2020 were as follows: (in thousands)

	December 31,
	2021	2020
Deferred revenue, beginning of year	$2,127	$2,352
Revenue deferred	30,797	12,482
Revenue recognized	(29,020)	(12,707)
Deferred revenue, end of year	$3,904	$2,127

During the years ended December 31, 2021 and 2020, the Company recognized revenue for all of the beginning of the year deferred revenue balances.

Revenue Recognition

Essential Air Services

The Company provides scheduled passenger flight service on certain routes which is subsidized by the U.S. DOT under the EAS program. The EAS program is enacted to guarantee that small communities in the U.S. have the ability to maintain a minimum level of scheduled air services. These contracts are typically in duration of 2 – 4 years and include certain commitments for the Company to fly a specific number of times annually to each location. The Company generally bills the U.S. DOT on the first of the month following the prior month’s completed flights and typically collects from the U.S. DOT within 12 to 14 days after billing.

Revenue is recognized when the flights are completed. Approximately $25.6 million and $25.1 million of the Company’s revenues during 2021 and 2020, respectively, were attributable to this EAS program.

Direct Passenger Sales

The Company earns revenue from the passenger for scheduled passenger flight service, as well as charter flights and tours. These sales are generally paid for by credit card. The Company also earns revenue generated by third-party travel booking sites or travel agencies. Tickets are refundable within 24 hours of purchase for flights scheduled to

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

take place more than one week out, or when flights or services are changed, interrupted, or otherwise canceled by the Company. The Company generally does not offer refunds. The Company recognizes revenue when it meets the applicable revenue recognition criteria, which is at the point in time when a flight is completed or when tickets expire (generally within one year from the date of purchase). Approximately $29.0 million and $11.7 million of the Company’s revenues during the years 2021 and 2020, respectively, were attributable to direct passenger sales.

Other Revenue

The Company also earns revenue from various ancillary services such as those relating to baggage fees, reservation change fees, lounge fees, and pet-travel (carry-on) fees. These types of fees are all standard within the aviation industry. These fees are earned when the services are performed at the time of travel. The Company generated approximately $3.2 million and $1.3 million of other revenues during the years 2021 and 2020, respectively.

Principal vs Agent

The Company evaluates whether it is a principal or an agent for the contracts that involve more than one party, by assessing whether it controls the specified services before they are transferred to its customers. In transactions where the Company directs third-party air carriers to provide flight services to its customers, the Company determined it acts as the principal as it controls the services provided to the customers. In these instances, the Company is primarily responsible for fulfillment of the obligation in the contract, has the authority to direct the key components of the service on behalf of the member or customer regardless of which third-party is used and therefore the Company reports revenue and the associated costs on a gross basis in the Consolidated Statements of Operations.

Operating Expenses

Maintenance, Materials and Repairs

Maintenance, materials and repairs expense consists primarily of engine overhauls, mandatory periodic inspections, routine and non-routine repair and general maintenance monitoring expense.

The Company uses the direct expense method of accounting for its aircraft engine overhauls, wherein the associated expense is recorded when the overhaul event occurs. Under the direct expense method, all maintenance costs are expensed in the period incurred as maintenance activities do not represent separately identifiable assets, property units, or enhancements, rather the maintenance activities performed only restore assets to their original operating condition.

The costs of maintenance for airframe and avionics components, landing gear and other recurring maintenance are expensed as incurred.

Aircraft Fuel

Aircraft fuel expense consists of aircraft jet fuel usage expense, along with certain “into-plane” service expenses, which are costs related to loading the fuel into the planes.

Airport-related Expenses

Airport-related expenses consist of aircraft landing fees, hangar rental expense, aircraft parking fees, terminal rent expense, as well as other airport-related charges.

Aircraft Rent

The Company accounts for certain of its aircraft leases as operating leases, which results in the recording of the associated lease payments as operating expenses over the term of the related leases on a straight-line basis.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

The Company’s aircraft leases generally include engine and/or propeller reserves. These amounts are collected by the lessor on a monthly basis from the Company based on the number of flight hours flown in the preceding month. The amounts are used by the lessor for future maintenance and overhauls. These amounts are recorded as aircraft rent expense as incurred.

The Company records the compensation paid to lessors for use of their engines as additional rent expense or engine utilization fees. Maintenance costs under these contracts are recognized when the engine hours are flown pursuant to the negotiated terms of each contract. These costs are recorded as part of Aircraft rent on the Consolidated Statement of Operations.

Salaries, Wages, and Benefits

Salaries, wages, and benefits consist of all payroll-related costs relating to the Company’s employees.

CARES Act

The “CARES Act” represents the reduction of qualified payroll and benefit expenses from proceeds received by the Company from Payroll Support Program (“PSP”) grants and Paycheck Protection Plan (“PPP”) loans under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”).

During 2020 and 2021, the Company entered into agreements with the U.S. Department of the Treasury to receive emergency support via monetary grants through the PSP as well as borrowed monies under the government assisted PPP. The Company used proceeds from both the PSP and PPP to make payroll and payroll-related payments to retain employees at the Company during the qualifying period. When received, the proceeds under both the PSP and PPP were recorded as a deferred liability, and was subsequently derecognized on a systematic basis over the periods in which the Company paid the qualifying salaries, wages and benefits the PSP grant and PPP loan were intended to offset. The amount of the PPP loan proceeds recorded in the Consolidated Statement of Operations was based on the amount of the PPP loan that was expected to be forgiven. See Note 9, The CARES Act.

Other Operating Expenses

Other operating expenses consist primarily of charges relating to the operation of the Company’s non-wage related customer service center costs, passenger ticket reservation system, insurance expenses, utilities expense, non-aircraft rent expense, legal and other professional fees, and marketing expense inclusive of advertising costs of $714 thousand and $270 thousand for the years ended December 31, 2021 and 2020, respectively.

Share-Based Compensation

The Company’s share-based compensation arrangements consist of common stock granted in exchange for goods or services and the issuance of its common stock for such compensatory arrangements is accounted for in the consolidated financial statements based on the grant date fair value of the common stock. The grant-date fair value of share-based awards is recognized as expense in the Consolidated Statement of Operations over the requisite service period, if any. Historically, the Company has granted share-based awards with no vesting conditions. Additionally, awards granted to nonemployees are accounted for using their grant date fair value and are accounted for in the same manner as awards granted to employees.

Because there is no public market for the Company’s common stock, the Board of Directors determines the fair value of the common stock by considering a number of objective and subjective factors including the results of third-party valuations, the Company’s actual operating and financial performance, market conditions, and developments and milestones in the Company, among other factors.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

Warrants

The Company accounts for warrants issued to purchase its common stock at fair value of the awards upon issuance using option pricing models. Warrants are principally issued to certain non-employees in conjunction with various consulting services. The Company also assesses whether the warrants are liability or equity-classified based on the terms of the warrants. If the warrants are determined to be liability-classified, then the warrants are remeasured to fair value each period with changes in fair value recorded on the Consolidated Statement of Operations. If the warrants are determined to be equity-classified, then the initial fair value is recorded in Additional paid-in capital and the warrants are not remeasured thereafter.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with U.S. GAAP. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

Deferred tax assets and liabilities are calculated at the beginning and end of the period. The change in the sum of the deferred tax asset, valuation allowance and deferred tax liability during the period generally is recognized as a deferred tax expense or benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company determines whether a tax position taken or expected to be taken in a tax return is to be recognized in the consolidated financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in its income tax expense in the accompanying Consolidated Statement of Operations. Management does not believe it is reasonably possible that the Company’s unrecognized tax benefits will significantly change within the next twelve months.

Leases

Operating Leases

The Company performs an assessment on all leases at inception to determine the proper classification in accordance with Accounting Standards Codification (“ASC”) Topic 840, Leases. Lease expense is recognized on a straight-line basis as rent expense in the accompanying Consolidated Statement of Operations. Leases containing tenant improvement allowances, rent holidays, and/or rent escalation clauses are recognized as deferred rent, which is the difference between the amount charged to rent expense and the rent paid. Deferred rent is amortized over the non-cancellable lease term. Additionally, inducements received from lessors are treated as a reduction of costs over the term of the agreement. Leasehold improvements are depreciated on a straight-line basis over the shorter of the noncancelable lease term or useful life of the leasehold improvements. The Company accounts for lease modifications on the straight-line expense method as of the effective date of the lease modification and through the end of the amended lease term. Lease payments made above the straight-line rent expense amount are applied against the deferred rent liability.

Aircraft Leases

Aircraft leases generally range in term from three to five years, and generally have non-escalating rent payments. Many of the aircraft leases continue on a month-to-month basis for months after termination, and in some cases, leases are renewed or extended.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

Capital Leases

The Company measures a capital lease asset and capital lease obligation initially at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term, excluding that portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) including any profit thereon, with the corresponding obligation recorded within the liabilities section of the balance sheet. During the lease term, each minimum lease payment is allocated by the lessee between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation (the interest method). Capital lease assets are depreciated in accordance with the Company’s property and equipment policy and the corresponding lease obligations are reduced as lease payments are made.

Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Inputs used to measure fair value are classified in the following hierarchy:

Level 1	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level 2

Inputs other than quoted prices included in Level I, that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3	Inputs are unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Assets and liabilities are classified in the hierarchy based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The Company measures the fair value of certain long-lived assets including finite-lived intangible assets on a nonrecurring basis, when such assets are required to be written down to fair value if impaired. Such fair values are classified within Level 3 of the fair value hierarchy, as the valuations contain significant unobservable inputs, including assumptions of the present value of future cash flows, the use of these assets, as well as estimated disposition value.

There were no assets measured at fair value on a recurring basis as of December 31, 2021 and 2020.

The carrying amounts of certain financial assets and liabilities, including cash, accounts receivable, other current assets, accounts payable, and accrued expenses approximate fair value because of the short maturity and liquidity of those instruments.

The Company’s long-term debt represents term debt. The carrying value of the Company’s long-term debt approximates fair value, which is estimated based on borrowing rates currently available to the Company for financing with similar terms and were determined to be Level 2 fair value measurements.

Recent Accounting Pronouncements

Adopted

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This guidance eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. Entities will no longer be

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance also modifies certain disclosure requirements for nonpublic entities to make them less burdensome and is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. The Company adopted this guidance as of January 1, 2020. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles of income taxes and reducing the cost and complexity in accounting for income taxes. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance as of January 1, 2021. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements

In May 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, that deferred the effective date of the revenue standard for private companies that have not issued (or made available for issuance) financial statements as of June 3, 2020. The amendments in this Update defer, for one year, the required effective date of Topic 606, Revenue From Contracts with Customers for those entities noted above. Those entities may elect to adopt the guidance for annual reporting periods beginning after December 15, 2019, and for interim reporting periods within annual reporting periods beginning after December 15, 2020. The Company adopted this guidance as of January 1, 2020. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842). ASU 2016-02 outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than 12 months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. There were several updates issued in 2018, 2019, and 2020 related to ASC 842, which will also be considered when adopting ASC 842.

The Company will adopt ASU 2016-02 effective January 1, 2022 using the modified retrospective transition method. The Company is currently evaluating the requirements of ASU No. 2016-02 but expects the adoption will not have a significant impact on the Consolidated Statements of Operations and Consolidated Statements of Cash Flows. Upon adoption, there will be a material increase in total assets and total liabilities in the Consolidated Balance Sheet due to the recognition of right-of-use assets and lease liabilities for the Company’s leases. The Company expects to recognize right-of-use assets of approximately $11.1 million and lease liabilities of approximately $11.9 million in its Consolidated Balance Sheet.

In May 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, that deferred the effective date of the new leases standard for private companies that have not issued (or made available for issuance) financial statements as of June 3, 2020. Private companies that have not issued (or made available for issuance) financial statements that reflect the new lease standard as of June 3, 2020 are required to adopt the new leases standard for annual reporting periods beginning after December 15, 2021 and interim reporting periods in annual reporting periods beginning after December 15, 2022. Early adoption is permitted for all entities.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This new credit losses standard changes the accounting for credit losses for certain instruments. The new measurement approach is based on expected losses, commonly referred to as the current expected credit loss (“CECL”) model, which is utilized to estimate lifetime “expected credit losses” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses and applies to financial assets including

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies (cont.)

loans, held-to-maturity debt securities, net investment in leases, and reinsurance and trade receivables, as well as certain off-balance sheet credit exposures, such as loan commitments. The standard also changes the impairment model for available-for-sale debt securities. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to ASC 326, Financial Instruments — Credit Losses (“ASC 326”), which updated the effective date of this credit loss standard to fiscal years beginning after December 15, 2022 for non-public entities, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact of adopting the ASC 326 guidance on the Company’s consolidated financial statements and disclosures.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in ASC 606. Under this “ASC 606 approach”, the acquirer applies the revenue model as if it had originated the contracts. This is a departure from the current requirement to measure contract assets and contract liabilities at fair value. Under current practice, measuring deferred revenue at fair value typically results in a reduction to the deferred revenue balance the acquiree had recorded before the acquisition. The reduction causes the acquirer to recognize less revenue than the acquiree would have absent an acquisition. The amendments in this ASU are applied to business combinations occurring on or after the effective date of the amendments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods for public entities and for fiscal years beginning after December 15, 2023, including interim periods for nonpublic entities. The Company is evaluating the impact on the Company’s consolidated financial statements.

Note 4. Makani Kai Transaction

On July 7, 2020, the Company entered into a transaction with Schuman Aviation Company, Ltd. (“Schuman”), a Honolulu-based FAA Part 135 schedule air carrier, whereby Schuman agreed not to fly any of its “Makani Kai” airline routes servicing the Hawaiian Island commuter airspace for a period of 10 years. As consideration for this noncompete agreement, the Company agreed to pay Schuman a total of $500 thousand in the Company’s common stock in five equal installments of $100 thousand. The first installment of 2,777 shares of common stock was transferred on the transaction date of July 7, 2020, with the remaining consideration due on each anniversary of the transaction date. See Note 17, Related Party Transactions for disclosure of liability.

In July 2021, the Company made its second installment payment to Schuman, consisting of 2,225 shares of Southern common stock. In July 2022, the Company made its third installment payment to Schuman, consisting of 772 shares of Southern common stock. See Note 19, Subsequent Events.

Note 5. Prepaids and Other Current Assets

At December 31, 2021 and 2020, prepaids and other current assets consisted of the following: (in thousands):

	December 31,
	2021	2020
Credit card receivables	$150	$68
Other receivables	214	137
Prepaid insurance	1,043	678
Prepaid fuel	96	71
Other	1,006	544
Total prepaid expenses and other current assets	$2,509	$1,498

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 6. Property and Equipment, net

As of December 31, 2021 and 2020, the Company’s property and equipment, net, consisted of the following: (in thousands)

	December 31,
	2021	2020
Aircraft, equipment, and rotable spares	$14,622	$9,915
Office, vehicles and ground equipment	1,651	790
Leasehold improvements	1,658	868
Property and equipment, gross	17,931	11,573
Accumulated depreciation	(3,636)	(2,522)
Property and equipment, net	$14,295	$9,051

The Company recorded depreciation expense of $1.3 million and $1.1 million for the year ended December 31, 2021 and 2020, respectively, which was recognized as a component of Depreciation and Amortization expense in the accompanying Consolidated Statement of Operations.

Note 7. Intangible Assets, net

Below is a summary of intangible assets, net, for the years ended December 31, 2021 and 2020: (in thousands)

	December 31,
	2021	2020
Tradename	$270	$270
Noncompete agreement	500	500
Intangible assets, gross	770	770
Accumulated amortization	(701)	(382)
Intangible assets, net	$69	$388

For both the years ended December 31, 2021 and 2020, amortization expense was $319 thousand. As of December 31, 2021, the weighted average remaining useful life of the intangible assets was approximately 1 year. The intangible assets held at December 31, 2021 are expected to be fully amortized during the year ended December 31, 2022.

Note 8. Other Current Liabilities

At December 31, 2021 and 2020, other current liabilities consisted of the following: (in thousands):

	December 31,
	2021	2020
Insurance premium liability	$794	$527
Accrued rent	554	412
Accrued vendor payables	512	401
Other	212	192
Total other current liabilities	$2,072	$1,532

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 9. The CARES Act

Under the CARES Act, assistance was made available to the aviation industry in the form of a government assisted Paycheck Protection Program Loan (the “PPP Loan”) and direct payroll support, the Payroll Support Program (“PSP”).

Paycheck Protection Program Loan

On April 17, 2020, the Company borrowed $4.3 million under the PPP Loan, which was in the form of a Promissory Note dated April 7, 2020 and due on April 7, 2022. The PPP Loan bears interest at a rate of 0.98% per annum, payable monthly commencing on November 7, 2020. The PPP Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Per the provisions of the PPP Loan agreement, proceeds from the PPP Loan may only be used to cover certain qualifying expenses, such as payroll costs, costs used to continue group health care benefits, and other eligible expenses such as mortgage payments, rent, utilities, and interest on other debt obligations. The Company used the aggregate amount of the PPP Loan to cover qualifying expenses during 2020. In July 2020, the Company requested full forgiveness of the fully drawn loan amount of $4.3 million and was provided forgiveness for the full outstanding balance in October 2021.

The Company recognized the $4.3 million borrowed under the PPP Loan as a deferred liability within CARES Act liability on the Consolidated Balance Sheet. The deferred liability was derecognized on a systematic basis over the periods in which the Company paid the qualifying salaries, wages, and benefits the PPP Loan intended to offset. The offset is presented as CARES Act within Operating Expenses on the Consolidated Statement of Operations. Furthermore, the PPP Loan proceeds are classified within the operating activities section of the Consolidated Statement of Cash Flows since those proceeds relate to operating costs (payroll and payroll related benefits).

Payroll Support Program

On June 19, 2020, the Company entered into the PSP with the U.S. Treasury Department, and from June 22, 2020 through October 1, 2020, Southern received proceeds through a direct grant under the PSP totaling $8.4 million. The proceeds for the PSP grant could only be used exclusively for the continuation of payment of employee salaries, wages, and benefits, and were conditioned on the Company’s agreement to refrain from conducting involuntary employee layoffs or furloughs through September 2020. Other conditions include prohibitions on share repurchases and dividends through September 2021, and certain limitations on executive compensation until March 2022. The PSP grant proceeds do not have to be repaid as long as the Company complies with the criteria of the PSP.

In March 2021, the Company entered into a Payroll Support Program extension agreement (“PSP Extension”) with the U.S. Treasury Department and received a grant totaling approximately $4.7 million. In addition, the Company entered into a Payroll Support Program Agreement in April 2021 (“PSP 3”) with the U.S. Treasury Department and received a grant totaling approximately $4.9 million. Under the terms of the PSP Extension and PSP 3 agreements, these payments are intended to provide payroll support to passenger air carriers and certain contractors and must be used for the continuation of payment of employee salaries, wages, and benefits. At any time, any payroll support in excess of the amount the U.S. Treasury Department determines the Company is authorized to receive or retain under the terms of these agreements, constitutes debt to the U.S. Government and must be repaid. During 2021, the Company used all proceeds received under these two agreements for the continued payment of employee salaries, wages, and benefits, and the Company recorded it as a reduction of 2021 expenses and recorded the proceeds systematically as the expenses were incurred and the Company will not be required to repay the U.S. Treasury Department. The CARES Act liability was zero as of December 31, 2021.

The Company recognized the PSP grant proceeds received as a deferred liability within CARES Act liability on the Consolidated Balance Sheet. The deferred liability was derecognized on a systematic basis over the periods in which the Company paid the qualifying salaries, wages, and benefits the PSP intended to offset. The offset is presented as CARES Act within Operating Expenses on the Consolidated Statement of Operations since the proceeds relate to operating costs (payroll and payroll related benefits). As of and for the year ended December 31, 2020, approximately $6.9 million of the PSP grant had been used towards the payment of eligible payroll and benefit expenses. The unused proceeds of $1.5 million remained in CARES Act liability on the Consolidated Balance Sheet as of December 31, 2020.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 10. Long-Term Debt, Net

At December 31, 2021 and 2020, the Company’s long-term debt due to unrelated parties consisted of the following: (in thousands)

	December 31,
	2021	2020
Note payable to U.S. Government, interest rate of 6.5% plus LIBOR adjustment, due October 2025	$1,839	$1,839
Note payable, fixed interest rate of 5.72%, due January 2025	1,058	1,227
Note payable, fixed interest rate of 7.60%, due November 2024	781	1,015
Note payable to bank, fixed interest rate of 4.65%, due November 2025	31	37
Note payable to a financing company, fixed interest rate of 5.49%, due December 2026	306	—
Long-term debt, gross	4,015	4,118
Current maturities of long-term debt	(497)	(413)
Less: debt issuance costs	(50)	(96)
Long-term debt, net of current maturities	$3,468	$3,609

As of December 31, 2021 and 2020, total debt is recorded on the Consolidated Balance Sheet as follows: (in thousands)

	December 31,
	2021	2020
Long-term debt, gross	$4,015	$4,118
Due to related party (See Note 17, Related Party Transactions)	4,938	5,389
Total debt, gross	$8,953	$9,507

As of December 31, 2021, future maturities of total debt are as follows: (in thousands)

Amount
2022	$1,196
2023	1,258
2024	1,294
2025	3,171
2026	888
Thereafter	1,146
Total	$8,953

6.5% Note Payable to U.S. Government

In October 2020, the Company entered into a $1.9 million Loan and Guarantee Agreement (“CARES Act Loan”) with the U.S. Treasury Department. The loan is a five-year term loan dated October 28, 2020 and matures on October 28, 2025 and bears interest at a variable rate per annum equal to the London Interbank Offer Rate (“LIBOR”) divided by one minus the Eurodollar Reserve Percentage plus 6.5%. The Eurodollar Reserve Percentage is defined as the reserve percentage in effect any day during any interest period, whether or not applicable to any Lender, under regulations issued from time to time by the Federal Reserve Board of the United States, for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding. Accrued interest on the loan is payable in arrears on a quarterly basis commencing on December 15, 2020. The principal amount must be repaid in a single installment on the maturity date on October 28, 2025. The obligation under the CARES Act Loan is secured by liens on the Company’s aircraft, aircraft engines, spare parts, flight simulator and related assets.

The terms of the CARES Act Loan includes affirmative and negative covenants that restrict the Company’s ability to, among other things, dispose of collateral, merge, consolidate or sell assets, incur certain additional indebtedness or pay certain dividends. In addition, the Company is required to maintain a minimum ratio of the borrowing base of the collateral (determined as the sum of a specified percentage of the appraised value of each type of collateral) to outstanding obligations under the CARES Act Loan of not less than 1.6 to 1.0. If the Company does not meet the

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 10. Long-Term Debt, Net (cont.)

minimum collateral coverage ratio, we must either provide additional collateral to secure our obligations under the CARES Act Loan or repay the loans by an amount necessary to maintain compliance with the collateral coverage ratio. Upon the occurrence of an event of default, the outstanding obligations under the CARES Act Loan may be accelerated and become due and payable immediately. In addition, if certain change of control events occur with respect to Southern, the Company will be required to pay the loans in full under the CARES Act Loan.

The proceeds are to be used for certain general corporate purposes and operating expenses, to the extent permitted by the CARES Act. This loan can be prepaid at any time with no prepayment penalties. Amounts prepaid may not be reborrowed. In connection with the CARES Act Loan, the Company recognized $100 thousand of issuance costs, which was recorded as an offset to the carrying value of loan and is amortized to interest expense over the term of the loan. This loan was repaid in full in April 2022.

5.72% Note Payable

At December 31, 2021 and 2020, the Company has a note payable to a financial institution that is due in monthly installments with a fixed annual interest rate of 5.72% and is secured by an underlying aircraft. In addition, the note payable agreement requires the Company to maintain a minimum debt service coverage ratio of 1.1 to 1.0. At inception, the note payable was personally guaranteed by a former officer of an acquired business. The maturity date for the entire unpaid principal balance was December 15, 2022.

The agreement was amended at various times in 2020 and 2021 to defer required payments, and at December 31, 2020 the Company was in forbearance on this note payable, which protects the Company against any action by the lender from exercising their rights and remedies as a result of the Company’s events of default. The Company accounted for these amendments as a troubled debt restructuring (“TDR”) due to concessions provided by the financial institution. No aggregate gain or loss was recorded as a result of the TDR. On June 15, 2021, the guarantee on this note was reassigned to the Company from the previous guarantor and the payment terms were modified to consist of 42 installment payments of $20 thousand dollars each, commencing on July 15, 2021, followed by a balloon payment of $477 thousand at the new maturity date of January 15, 2025. The Company was in compliance with the terms and conditions as of December 31, 2021 and therefore no longer in forbearance. The Company made all the agreed-upon debt payments, as well as all required engine reserve payments related to future engine overhaul work associated with the aircraft collateralizing this note payable.

7.60% Note Payable

At December 31, 2021 and 2020, the Company had a note payable to Textron Aviation Finance Corporation (“Textron”). Interest is payable in monthly installments with a fixed annual interest rate of 7.6% and is secured by an aircraft. In February 2020, the agreement was modified to defer payments and extend the original term of the agreement from December 2020 to November 2024. The Company accounted for this amendment as a TDR due to concessions provided by Textron. No aggregate gain or loss was recorded as a result of the TDR. The entire unpaid principal balance is due on the maturity date, November 7, 2024.

4.65% Note Payable

On October 28, 2020, the Company entered into a promissory note agreement for $38 thousand related to the purchase of vehicles. The debt has a five-year term and is due in monthly installments with a fixed annual interest rate of 4.65% and is secured by the underlying vehicles. The maturity date on the promissory note is November 11, 2025.

The Company is subject to customary affirmative covenants and negative covenants on all of the above notes payable as well as specific financial covenants noted above. As of December 31, 2021, the Company was in compliance with all of its covenants in relation to all its loan agreements.

5.49% Term Loan

In November 2021, the Company entered into a term loan with Chrysler Capital related to the financing of several vehicles. The term loan has a five-year term and is due in monthly installments with a fixed annual interest rate of 5.49% and is secured by the underlying vehicles. The maturity date of the term loan is in December 2026.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 11. Leases

Capital Leases

As of December 31, 2021, three capital leased assets, consisting of one aircraft, camera equipment, and one vehicle were included in Property and equipment, net on the Consolidated Balance Sheet at a combined cost of $2.4 million with accumulated depreciation of $354 thousand. One capital lease (aircraft engine) with a balance of $133 thousand at December 31, 2020 was fully depreciated as of December 31, 2021. The lease terms associated with the remaining three capital leases range from 11 to 61 months and the weighted average implicit rate of interest associated with these leases is approximately 9.2%.

As of December 31, 2020, four capital leased assets, consisting of one aircraft, one aircraft engine, camera equipment, and one vehicle were included in Property and equipment, net on the Consolidated Balance Sheet at a combined cost of $2.5 million with accumulated amortization of $292 thousand. The remaining lease terms associated with these four capital leases range from 11 to 61 months and the weighted average implicit rate of interest associated with these leases is approximately 9.2%.

Future minimum payments under capital lease agreements as of December 31, 2021 are as follows: (in thousands)

Amount
2022	$323
2023	323
2024	323
2025	312
2026	1,540
Thereafter	—
Total	$2,821

Included in the total future minimum lease payments above is $703 thousand representing interest, with a current portion of $188 thousand and a long-term portion of $515 thousand.

Operating Leases

The Company leases various aircraft, hangar/tie-down space, airport facilities, office space and other property and equipment under non-cancelable operating leases. Many of the Company’s operating leases require the Company to pay all taxes, maintenance, insurance, and other operating expenses. Rental expense is recognized on a straight-line basis over the lease term, net of lessor rebates and other incentives.

As of December 31, 2021, aggregate rental expense, which includes approximately $2.4 million of aircraft engine reserve expense, under all operating aircraft, equipment and facility leases totaled $9.2 million for the year ended December 31, 2021. Of this amount, $7.3 million, $1.7 million, and $200 thousand was included in Aircraft rent, Airport-related expenses, and Other Operating Expenses, respectively, on the Company’s Consolidated Statement of Operations.

As of December 31, 2020, aggregate rental expense, which includes approximately $2.1 million of aircraft engine reserve expense, under all operating aircraft, equipment and facility leases totaled $9.1 million. Of this amount, $7.3 million, $1.6 million, and $200 thousand was included in Aircraft rent, Airport-related expenses, and Other Operating Expenses, respectively, on the Company’s Consolidated Statement of Operations.

Aircraft Leases

The Company had twenty-seven active leases of aircraft at December 31, 2021, of which ten of the aircraft leases were from three related parties, Schuman Aviation Ltd., JA Flight Services, and BAJ Flight Services LLC (see Note 17, Related Party Transactions). Of the twenty-seven active leases at December 31, 2021, twenty-six were identified as operating leases, and one was identified as a capital lease, which are included in Property and equipment, net on the Consolidated Balance Sheet. The leases generally range in term from three to five years, and generally have non-escalating rent payments.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 11. Leases (cont.)

The Company had twenty-nine active leases of aircraft at December 31, 2020, of which five of the aircraft leases were from three related parties, Schuman Aviation Ltd., JA Flight Services, and BAJ Flight Services LLC (see Note 17, Related Party Transactions). Of the twenty-nine active leases at December 31, 2020, twenty-eight were identified as operating leases, and one was identified as a capital lease, which are included in Property and equipment, net on the Consolidated Balance Sheet. The leases generally range in term from three to five years, and generally have non-escalating rent payments.

In April 2020, the Company entered into an amended aircraft lease agreement with one lessor, which covered eight aircraft. As part of this amended agreement, the Company was required to pay utilization-based rent instead of fixed rent for up to nine months per aircraft. The lessor required that the lease be extended by the number of months in which no fixed rent was paid. Additionally, scheduled payments totaling the past due amounts were added to the required future payments. At the date of the amendment, the Company calculated the straight-line rent expense based on the remaining fixed lease payments. When the fixed lease payments resumed in 2021, payments made above the straight-line rent expense were applied against the deferred rent liability.

In May 2021, the Company amended several of its existing aircraft lease agreements. Though all such leases continue to be categorized as operating leases, six of these outstanding leases were modified with regards to leases’ duration terms and will now terminate based on when the associated aircraft engines reach a certain number of flown hours. Thus, payments associated with six of these leases continue to be based on a flight-hour basis (base rent plus engine reserves, although capped at a maximum monthly amount), whereas the other two subject leases continue to be based on a fixed monthly base rent with variable engine use expense. The Company further amended these leases in July 2022 to modify lease payments to a fixed per month amount and extended the lease term to 60 months.

Future minimum payments under non-cancelable operating lease agreements as of December 31, 2021 are as follows: (in thousands)

Amount
2022	$4,586
2023	4,374
2024	2,889
2025	1,239
2026	465
Thereafter	—
Total	$13,553

Note 12. Stock-Based Compensation

On February 22, 2021, the Company awarded a total of 10,020 fully-vested, non-forfeitable, shares of common stock to various employees and members of the Board of Directors. These common shares were valued at $21.98 per share at the grant date and are subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization within the Company. The Company recorded $220 thousand in share-based compensation expense related to these fully-vested common stock grants for the year ended December 31, 2021 and the entire expense is included within Salaries, Wages, and Benefits expense on the Consolidated Statement of Operations. The Company recorded no share-based compensation expense for the year ended December 31, 2020, and had no un-recognized share-based compensation expense as December 31, 2021 and 2020.

Additionally, on February 22, 2021, the Company awarded a total of 43,500 shares of non-forfeitable restricted common stock (“Restricted Stock”) to various employees and executives of the Company for their continued service to the Company. The Restricted Stock was also valued at $21.98 per share and vests immediately upon two conditions: a) the closing of a Proposed Acquisition agreement requiring the listing of shares to the public on an exchange, and

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 12. Stock-Based Compensation (cont.)

b) recipients of the Restricted Stock grant must remain in continuous employment or service with the Company from the date of grant through the closing of the proposed acquisition (see “Proposed Acquisition”). As there is both a required service-based condition and a specific performance condition that must be satisfied for the vesting of these Restricted Stock to occur, no share-based compensation expense was recorded for the year ended December 31, 2021 in accordance with ASC 718. A summary of Restricted Stock activity for the years ended December 31, 2021 and 2020 is set forth below:

	Number of Restricted Stock	Weighted Average Grant Date Fair Value per RSU
Unvested Restricted Stock at December 31, 2020	—	$—
Granted	43,500	21.98
Vested	—	—
Forfeited	—	—
Unvested Restricted Stock at December 31, 2021	43,500	$21.98

The Company utilized an option valuation model to value its common stock and Restricted Stock grants, which was developed for use in estimating the fair value of the Company’s common stock under the Proposed Acquisition. Option valuation models require the input of highly complex and subjective variables, such as expected liquidation dates, discount rates, weighting of financing scenarios, weighted average cost of capital, and forecasted revenue and expense growth rates.

Note 13. Common Stock Warrants

The Company has issued fully vested common stock warrants in exchange for certain consulting services rendered to the Company in February 2016. A summary of the Company’s outstanding common stock warrants as of December 31, 2021 were as follows:

Warrant Tranche	Exercise Price	Shares
A	$12.18	2,052
B	$14.01	713
C	$18.87	795
D	$18.98	4,742
E	$41.24	606
F	$47.32	634
G	$50.00	376
Total		9,918

As of both December 31, 2021 and 2020, total outstanding common stock warrants issued by the Company were 9,918 with weighted average exercise price of $27.25 per share. All the warrants outstanding expire at the earlier of March 7, 2023 or the initial closing of a deemed liquidation event, as defined in the warrant agreements None of these warrants were exercised during 2021 or 2020 and remained unexercised and outstanding as of December 31, 2021 and 2020.

All tranches of the common stock warrants issued (A-G) do not have vesting conditions and are equity classified.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 14. Redeemable Convertible Preferred Shares

The following table presents information about the Company’s redeemable convertible preferred shares as of December 31, 2021: (in thousands, except for share data)

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	105,556	105,556	$2,150	$3,396
Series A-1	7,033	7,033	141	222
Series A-2	25,000	25,000	500	790
Series B	25,000	25,000	833	2,219
Total	162,589	162,589	$3,624	$6,627

The following table presents information about the Company’s redeemable convertible preferred shares as of December 31, 2020: (in thousands, except for share data)

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	105,556	105,556	$2,150	$3,176
Series A-1	7,033	7,033	141	208
Series A-2	25,000	25,000	500	739
Series B	25,000	25,000	833	2,077
Total	162,589	162,589	$3,624	$6,200

Dividend Rights

Holders of shares of Series A, Series A-1, and Series A-2 redeemable convertible preferred shares are entitled to receive prior and in preference to dividends paid on any other class or series of capital stock and dividends as follows:

Holders of Series A, Series A-1, and Series A-2 redeemable convertible preferred shares are entitled to receive cumulative dividends equal to 8% per annum of the original issue price of $20.37 per share of Series A redeemable convertible preferred shares, $20.00 per share of Series A-1 redeemable convertible preferred shares, $20.00 per share of Series A-2 redeemable convertible preferred shares subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization with respect to the Series A and Series A-1 redeemable convertible preferred shares, as applicable.

Series A, Series A-1, and Series A-2 redeemable convertible preferred share dividends are payable quarterly in cash on the final business day of each calendar quarter. The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the Series A, Series A-1, and Series A-2 redeemable convertible preferred shares then outstanding first receive, or simultaneously receive, a dividend on each outstanding share in an amount at least equal to all accrued but unpaid Series A, Series A-1, Series A-2 redeemable convertible preferred share dividends. Unpaid dividends for Series A, Series A-1, and Series A-2 redeemable convertible preferred shares when due will increase to 10% of their respective original issue price for a period of sixty days effective as of the date such dividend payment was due. After such a 60-day period, if the accrued Series A, Series A-1, and Series A-2 redeemable convertible preferred share dividend remains unpaid, the rate will increase to 15% of the respective original issue price until the accrued but unpaid dividends are paid in full.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 14. Redeemable Convertible Preferred Shares (cont.)

The Series A, Series A-1, and Series A-2 redeemable convertible preferred share dividend rate will increase to and remain at 15% if the Company, without the prior vote or consent of the Series A Director, Mark Rimer, issues equity securities or convertible securities that are pari passu or senior in priority or preference to the Series A, Series A-1, and Series A-2 redeemable convertible preferred shares with respect to the payment of dividends, amounts in liquidation, or rights of redemption. After the payment in full of accrued Series A, Series A-1, and Series A-2 redeemable convertible preferred share dividends, the holders of shares of redeemable convertible preferred shares are entitled to receive prior and in preference to any dividends paid to the holders of shares of common stock, dividends of redeemable convertible preferred shares are to be paid: (a) 70% to the holders of shares of Series A, Series A-1, and Series A-2 redeemable convertible preferred shareholders ratably among them based upon such holder’s ownership percentage in the Company, and (b) 30% to the holders of Series B redeemable convertible preferred shares until the Series A, Series A-1, and Series A-2 capital repayment amount has been paid in full to the holders. The 30% payment to the holders of Series B redeemable convertible preferred shares will pay, in priority order, (i) the then accrued but unpaid Series B redeemable convertible preferred share dividends and (ii) the Series B capital repayment amount. Holders of the Series B redeemable convertible preferred shares are entitled to receive cumulative dividends equal to 8% per annum of the original issue price of $60.00 per share.

After the payment in full of the Dividends noted above, the Company may pay Dividends to the holders of all shares of capital stock, when declared by the Board of Directors. For the years ended December 31, 2021 and December 31, 2020, no dividends on any series of redeemable convertible preferred shares or common stock has been declared by the Board of Directors.

Accumulated Dividends

As the Company’s convertible preferred shares are only contingently redeemable in the event of a deemed liquidation event, the Company has not recorded dividends of $1.3 million and $888 thousand on the Consolidated Balance Sheets as of December 31, 2021 and 2020, respectively, as the occurrence of the contingent liquidation event is not deemed probable. If the redemption event becomes probable, the carrying amount of the convertible preferred shares will be accreted to their full redemption value.

Voting Rights

Each holder of outstanding redeemable convertible preferred shares is entitled to cast the number of votes equal to the number of whole shares of common stock, into which the redeemable convertible preferred shares held by such holder are convertible. Holders of redeemable convertible preferred shares vote together with the holders of common stock as a single class.

Conversion Rights

Each share of redeemable convertible preferred shares is convertible at any time, at the option of the holder and without the payment of additional consideration, into such number of fully paid and non-assessable shares of common stock determined by dividing the applicable original issue price by the applicable conversion price (as defined below) in effect at the time of conversion. The conversion price is initially (i) $11.6491 per share for the Series A redeemable convertible preferred shares, (ii) $5.4515 per share for the Series A-1 redeemable convertible preferred shares, (iii) $15.2910 per share for the Series A-2 redeemable convertible preferred shares, and (iv) $17.2654 per share for the Series B redeemable convertible preferred shares. Such initial conversion price, and the rate at redeemable convertible preferred shares may be converted into shares of common stock, is subject to certain adjustments. In the event of liquidation, dissolution, or winding up of the Company, or a deemed liquidation event, these conversion rights will terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of redeemable convertible preferred shares.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 14. Redeemable Convertible Preferred Shares (cont.)

Liquidation

The liquidation preference provisions allow for redemption upon deemed liquidation, which is not in the company’s control and could require settlement in cash or other assets of the company available for distribution. As such, the Redeemable Convertible Preferred Shares are disclosed in mezzanine equity. For each reporting period the Company will reassess the shares for remeasurements based on whether or not the redemption feature is probable of becoming exercisable.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or a deemed liquidation event (as defined below), the holders of shares of capital stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders in the following priority:

First, the holders of Series A, Series A-1, and Series A-2 redeemable convertible preferred shares then outstanding are entitled, on a pari passu basis, to be paid out of the assets of the Company available for distribution to its stockholders prior and in preference to any payment made to the holders of Series B redeemable convertible preferred shares and common stock by reason of their ownership thereof, all proceeds including all accrued but unpaid Series A, Series A-1, and Series A-2 accrued dividends have been paid in full.

Second, after the payment in full of accrued Series A, Series A-1, Series A-2 redeemable convertible preferred share dividends, the holders of Series B redeemable convertible preferred shares then outstanding are entitled to paid out of the assets of the Company available for distribution to its stockholders prior and in preference to any payments to the holders of shares of common stock by reason of their ownership thereof, all proceeds including all accrued Series B redeemable convertible preferred share dividends have been paid in full.

Lastly, after the payment in full of all amounts pursuant to the foregoing, all remaining amounts from assets of the Company available for distribution to its stockholders will be paid to the holders of all shares of capital stock ratably among them the based upon each such holder’s percentage interest in the Company. The holders of redeemable convertible preferred shares are not required or obligated to convert redeemable convertible preferred shares into shares of common stock to receive the payments obligated to be made by the Company to them on an as-converted basis.

The liquidation preference is calculated by adding (i) the Original Issue Price plus (ii) the product obtained by multiplying (x) the Original Issue Price of each such share of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) by (y) the then applicable Dividend Tax Rate which the rate is 23.8% on the date hereof. Original Issue Prices are as follows: (i) $20.3683 per share for the shares of Series A Preferred Stock, (ii) $20.00 per share for the Series A-1 Preferred Stock, (iii) $20.00 per share for the Series A-2 Preferred Stock, and (iv) $60.00 per share for the Series B Preferred Stock.

Each of the following events shall be considered a “Deemed Liquidation Event”, unless the holders of a majority of each class or series of capital stock elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(i)     the sale, transfer, assignment, conveyance or other disposition (including by merger or consolidation, but excluding any sales by the stockholders of the Company made as part of an underwritten public offering of the Company’s securities) in one transaction or a series of related transactions, of more than 50% of all outstanding shares of the Company,

(ii)    the consummation of a consolidation, merger or reorganization of the Company, unless the stockholders of the Company immediately before such consolidation, merger or reorganization own, directly or indirectly, at least a majority of the combined securities of the outstanding securities resulting from such consolidation, merger or reorganization,

(iii)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole or (iv) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) of beneficial ownership (within the meaning of Rule 13d-3 promulgated thereunder) of 50% or more of all outstanding shares of the Company.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 14. Redeemable Convertible Preferred Shares (cont.)

Election of Directors

The size of the Board of Directors of the Company is set at seven directors. The holders of record of the shares of Series A, Series A-1, and Series A-2 redeemable convertible preferred shares, exclusively and voting together as a separate and single class, are entitled (but not obligated) to elect one (1) director of the Company (the “Series A Director”). The holders of record of Series B convertible preferred shares, exclusively and voting as a separate and single class, are entitled (but not obligated) to elect one (1) director of the Corporation (the “Series B Director”). The holders of record of the shares of common stock, exclusively and voting as a separate class, are entitled to elect three (3) directors of the Corporation (the “Common Directors”).

Note 15. Disaggregated Revenue

The Company generates revenue from the following principal sources.

	Year Ended December 31,
	2021	2020
Passenger revenue	$25,853	$10,711
EAS revenue	25,597	25,120
Charter revenue	3,101	1,000
Other revenue	3,243	1,364
Total revenue	$57,794	$38,195

Note 16. Income Taxes

Significant components of the provision from income taxes consist of the following: (in thousands)

	Year Ended December 31,
	2021	2020
Current:
Federal	$—	$—
State	440	14
Total	440	14
Deferred:
Federal	—	—
State	—	—
Total	—	—
Total tax expense (benefit)	$440	$14

The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate: (in thousands, except for tax rates)

	December 31,
	2021		2020
	$	%	$	%
Provision at statutory rate	$2,355	21.0%	$857	21.0%
State tax provision, net of federal benefit	687	6.1%	14	0.3%
Permanent book/ tax difference	14	0.1%	25	0.6%
PPP loan forgiveness	—	—	(900)	(22.1)%
Change in valuation allowance	(2,616)	(23.3)%	18	0.4%
Effective income tax rate	$440	3.9%	$14	0.2%

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 16. Income Taxes (cont.)

Deferred income tax assets and liabilities are recorded for differences between the consolidated financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Significant components of deferred tax assets and liabilities as of December 31, 2021 and 2020 were as follows: (in thousands)

	Year Ended December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforward, net of reserves	$2,629	$3,930
Capital loss carryforward	142	140
Amortization	429	386
Accrued liabilities	214	174
Deferred rent	395	359
Other DTA’s	9	8
Total deferred tax assets	$3,818	$4,997
Deferred tax liabilities:
Book to tax depreciation differences	(2,123)	(686)
Total deferred tax liabilities	(2,123)	(686)
Valuation allowance	(1,695)	(4,311)
Total deferred tax assets (liabilities), net	$—	$—

As of December 31, 2021 and December 31, 2020, the Company has approximately $2.3 million and $3.3 million of federal net operating loss (“NOL”) carryforwards, respectively, and $0.4 million and $0.7 million of state NOL carryforwards, respectively, which will begin to expire in 2028. The above described carryforwards are included in the Company’s calculation of its deferred tax asset; however, realization of the deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the NOL carryforwards. Also, utilization of the operating losses and tax credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 under Section 382 and similar state provisions. As of December 31, 2021, management does not believe it is more likely than not that their assets will ultimately be realized and has recorded a full valuation allowance of approximately $1.7 million on the net deferred tax assets. The valuation allowance decreased by $2.6 million during the year ended December 31, 2021.

Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a corporation’s ability to utilize its NOL carryforwards if it experiences an “ownership change” as defined. In general terms, an ownership change may result from transactions increasing the ownership percentage of certain stockholders in the stock of the corporation by more than 50% over a three-year period. In the event of an ownership change, utilization of the NOL carryforwards would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate. Management has not completed a Section 382 study as of the date of this report; however, should a study be completed, certain NOL carryforwards may be subject to such limitations. Any future annual limitation may result in the expiration of NOL carryforwards before utilization.

ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Furthermore, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods.

As of both December 31, 2021 and 2020, the Company had $0.4 million and $0.4 million of unrecognized tax benefits, none of which would result in a reduction of the Company’s effective tax rate, if recognized, due to a full valuation recorded within the U.S. federal and state jurisdictions. Furthermore, in the next twelve months, it is reasonably

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 16. Income Taxes (cont.)

possible that the Company’s unrecognized tax benefits could change due to the resolution of certain tax matters related to the substantiation of federal and state NOL’s. These resolutions could reduce the Company’s unrecognized tax benefits by $0.4 million.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act or Act) was signed into law, which is a $2 trillion relief package comprising of a combination of tax provisions and other stimulus measures. The act broadly provides tax payment relief and significant business incentives and makes certain technical corrections to the 2017 Tax Cuts and Jobs Act (TCJA). The Company qualified for the Paycheck Protection Program (“PPP”) loan and received a $4.29 million loan in 2020 that was fully forgiven in 2021. The Company also received $8.4 million in support under the Payroll Support Program (“PSP”) during 2020 for which approximately $6.9 million was used for qualified expenses during 2020, and the remaining $1.5 million was utilized during 2021. The Company also received $9.6 million from the PSP during 2021, which was entirely utilized for qualified expenses.

The Company is subject to income tax examinations by the U.S. federal and state tax authorities. There are no open income tax examinations as of December 31, 2021.

Note 17. Related Party Transactions

The following table presents Company’s amounts due to related parties as of December 31, 2021 and 2020: (in thousands)

	December 31, 2021	December 31, 2020
Accounts payable (receivable)(1)	$(56)	$276
Other current liabilities(2)	373	373
Current maturities of long-term debt(3)	699	451
Total current portion due to related parties	$1,016	$1,100
	December 31, 2021	December 31, 2020
Other liabilities(2)	$450	$750
Long-term debt, net of current maturities(3)	4,239	4,938
Total due to related parties, net of current portion	$4,689	$5,688

____________

(1)      Net amount of accounts receivable and accounts payable from/to various individuals

(2)      Liability related to Makani Kai Acquisition and SkyWest Note’s accrued interest

(3)      SkyWest Note

SkyWest Airlines

At December 31, 2021 and 2020, the Company had a note payable to SkyWest Airlines, Inc. (“SkyWest”) with a principal amount of $4.9 million and $5.4 million, respectively, bearing interest at 4.0% per annum (the “SkyWest Note”). Principal and interest payments are due monthly, through April 30, 2028 and the note is collateralized by a pledge for 100% of the stock of Southern Airways Pacific (“SAP”, a wholly-owned subsidiary of the Company), a first priority security interest in all assets of SAP. In the event of a change of control associated with the Company, the then outstanding principal and interest on the note will become due and payable immediately by the Company. At December 31, 2021 and 2020, $699 thousand and $451 thousand, respectively is included in Due to Related Parties and $4.2 million and $4.9 million, respectively, is included in Due to Related Parties, net of current portion on the Consolidated Balance Sheet.

SkyWest is currently represented by one of the Company’s total of seven Board of Director seats and owns 58,163 shares of common stock of the Company.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 17. Related Party Transactions (cont.)

Kuzari Investor 94647 LLC

As of December 31, 2021, Kuzari Investor 94647 LLC (“Kuzari”) owns 32,699 shares of the Company’s common stock, and is currently represented by one of the Company’s total of seven Board of Directors seats. In addition, Kuzari owns 105,556 Series A redeemable convertible preferred shares and 25,000 Series A-2 redeemable convertible preferred shares, for a combined preferred share investment of $4.2 million at December 31, 2021. Kuzari is also owed approximately $905 thousand of unpaid cumulative redeemable convertible preferred share dividends.

Since March 2017, one of the affiliates of Kuzari provides the Company certain advisory services in areas such as evaluation of business decisions, assessment of market opportunities, and the exploring of financial and/or operational strategic initiatives. In return for the consulting services, Kuzari is entitled to compensation from the Company consisting of an annualized fee of at least $100 thousand per year up to $150 thousand per year. For both the years ended December 31, 2021 and 2020, the Company incurred consulting expenses due to Kuzari of $150 thousand. As of December 31, 2021 and 2020, the Company owed Kuzari $0 and $234 thousand, respectively, in connection with the consulting arrangement, and these amounts are included within Current Due to Related Parties on the Consolidated Balance Sheet.

JA Flight Services and BAJ Flight Services

As of December 31, 2021, the Company leased a total of three aircraft from JA Flight Services (“JAFS”) and one aircraft from BAJ Flight Services (“BAJFS”). JAFS is 50% owned by Bruce A. Jacobs (“BAJ”), an officer, shareholder, and board member of the Company and BAJFS is 100% owned by BAJ.

As of December 31, 2021 JAFS owns 40,000 shares of the total outstanding common stock of the Company. The Company recorded approximately $1.2 million and $638 thousand in combined lease and engine reserve expense attributable to JAFS and BAJFS during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the Company owed approximately $500 thousand in total to JAFS and BAJFS, relating primarily to deferred lease payments, as well as engine reserve payments. Of the $500 thousand owed to both JAFS and BAJFS at December 31, 2021, approximately $250 thousand and $250 thousand are included in Due to Related Parties and Due to Related Parties, net of current portion, respectively, on the Consolidated Balance Sheet.

In February 2022, BAJ retired from his role as an officer within the Company, though JAFS continues to be a shareholder of the Company and lessor of three aircraft to the Company as of the date of this report. BAJFS continues to be a lessor of one aircraft to the Company.

Schuman Aviation

As of December 31, 2021, the Company leased six aircraft from Schuman Aviation Ltd., an entity which is owned by an executive and shareholder of the Company. Schuman owns 5,002 shares of the total outstanding common stock of the Company. All leases consist of 60-month terms, fixed monthly lease payments and are all eligible for extension at the end of the lease term. All the leases are also subject to monthly engine, propeller and other reserve payment requirements, based on actual flight activity incurred on the subject aircraft engine.

As of December 31, 2020, the Company leased one aircraft from Schuman.

The Company recorded approximately $930 thousand and $96 thousand in combined lease and engine reserve expense attributable to Schuman for the years ended December 31, 2021 and 2020, respectively.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 18. Commitments and Contingencies

Guarantees

The Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential future amount the Company could be required to pay under these indemnification agreements is unlimited. The Company believes that its insurance would cover any liability that may arise from the acts of its officers and directors. As of December 31, 2021, the Company is not aware of any such pending liabilities.

The Company has entered into indemnification provisions under agreements with other parties in the ordinary course of business, typically with business partners, contractors, customers, landlords and investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities or, in some cases, as a result of the indemnified party’s activities under the agreement. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential future amount the Company could be required to pay under these indemnification provisions is unlimited.

Aircraft Purchases and Sales

Electric Wing-in-ground-effect Aircraft

In December 2021, the Company signed a Letter of Intent (“LOI”) with a certain aircraft vendor to purchase a total of four electric wing-in-ground-effect Viceroy aircraft (“Firm Viceroys”), with options to purchase eleven additional Viceroy aircraft (“Viceroy Purchase Options”). The price for each Firm Viceroy and Viceroy Purchase Options in a standard configuration is $5.2 million, and the order is not subject to price escalation. In addition, the LOI ensures the Company’s net delivery price will be less than or equal to any third party’s net purchase price for the same aircraft. The Company agreed to make payments related to the purchase of the Firm Viceroy’s at: a) $50 thousand per aircraft upon the execution of the purchase agreement (which is anticipated to occur in Q4 2023), b) $150 thousand per Firm Viceroy one year prior to the first commercial delivery (anticipated to occur in Q4 2024), and c)the balance due upon delivery of each Viceroy.

As part of the LOI, the vendor provided the Company the option to purchase a total of five electric wing-in-ground-effect Monarch aircraft for $35 million per aircraft in a standard configuration, which is subject to certain price adjustments, based on the execution of the purchase agreement and the delivery of each aircraft.

As part of the Company’s acceptance of the LOI, Southern paid the vendor a non-refundable deposit of $50 thousand and received a warrant with an option to purchase $50 thousand of equity in the vendor’s company within one year following completion of the vendor’s mezzanine funding round. In addition, the Company paid the vendor a second non-refundable deposit of $50 thousand, which was placed in an escrow account, which will be released to the vendor, and credited against the balance due, upon delivery of the first Viceroy to the Company.

Legal Contingencies

Southern is also a party to various claims and matters of litigation incidental to the normal course of its business. As of and for the year ended December 31, 2021, there were no material legal contingencies.

Note 19. Subsequent Events

ASC Topic 855, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the date of the consolidated financial statements, but before the consolidated financial statements are issued. In accordance with this accounting standard, management evaluated events occurring subsequent to December 31, 2021 through October 24, 2022, the date the consolidated financial statements were available for issuance.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 19. Subsequent Events (cont.)

Proposed Acquisitions

Surf Air Mobility Proposed Acquisition

The Company entered into a prospective transaction, whereby Surf Air Mobility (“SAM”) a wholly-owned subsidiary of Surf Air Global Limited created in 2021, will acquire 100% of the equity interests in Southern Airways Corporation pursuant to an acquisition agreement dated as of March 17, 2021, as amended on August 22, 2021. On May 17, 2022, the prospective transaction was further amended when Surf Air Global Limited and its wholly owned subsidiary entered into a business combination agreement with Tuscan Holdings Corp. II (“SPAC”) whereby the SAM and its related entities will acquire 100% of the equity interests in Southern Airways Corporation.

As of the date this report, this business combination transaction has not yet been completed, and is subject to satisfaction of various terms and conditions including the completion of a business combination transaction among SAM and SPAC, which would enable SAM to deliver the agreed consideration for the proposed acquisition.

Marianas Southern Joint Venture

In July 2022, the Company reached an agreement in principle with Saipan-based MP Enterprises, LLC to form Pacific Express, LLC, dba Marianas Airways Express, LLC (“Marianas”) as a joint venture, which establishes inter-island scheduled and chartered air and service between Guam and the Commonwealth of the Northern Mariana Islands (“CNMI”). Southern Airways Express acts as the airline operator, focusing on safety, flight and ground operations, ticketing, and maintenance. MP Enterprises, LLC contributes market knowledge, media and governmental relations, route development, and community outreach to the joint venture Company.

Marianas commenced service in August 2022 and is expected to introduce a total of seven aircraft over the next three years to meet the growing demand for air travel in the region. The joint venture is expected to provide more than 90 weekly flights between Saipan, Tinian, Rota, and Guam. In order to service these routes, the Company executed an agreement to purchase two Tecnam P2012 aircraft to carry out the air service in May 2022. The purchase price of each aircraft was $2.8 million. The first aircraft was delivered in May 2022 and the second aircraft was delivered in July 2022 and are recorded as a portion of fixed assets. In addition, the Company entered into a 36-month lease agreement for a third aircraft. The third aircraft was delivered in September 2022.

As consideration for the two purchased aircraft, the Company executed two ten-year promissory notes with Tecnam in the amount of $1.8 million and $2.0 million, respectively. $1.0 million and $0.55 million of the purchase price were provided by the Marianas Pacific Express, LLC and MP Enterprises, LLC, respectively and recorded as other liabilities. The Company paid $0.25 million in cash for the second aircraft in July 2022. The Company has the sole title to the referenced aircraft. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 6.75% per annum.

The government of the CNMI has agreed to provide various incentives to Marianas in order to help mitigate the associated start-up costs, including: 1) $1.5 million dollars in American Rescue Plan Act (ARPA)-sourced funding as an initial incentive fund for the airline, to cover the acquisition or mobilization of aircraft, fuel, and equipment; staffing; flight crews; training; travel costs; consultants; real estate and other costs; 2) an 18-month Flight Incentive Program, consisting of payments by CNMI to Marianas based on various flight/departure target volumes; and 3) a Corporate Discount Program for official CNMI government travel.

The Company is currently evaluating the accounting for the joint venture.

New Borrowings

Clarus Capital

In 2022, the Company executed four separate promissory notes with Clarus Capital Funding I LLC (“Clarus”) in the amounts of $4.2 million (“Tranche 1 Note”), $3.42 million (“Tranche 2 Note”), $9.35 million (“Tranche 3 Note”), and $2.9 million (“Tranche 4 Note”).

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 19. Subsequent Events (cont.)

Clarus Capital — Tranche 1 Note

On April 1, 2022, the Company executed a 5-year promissory note, the Tranche 1 Note, in the amount of $4.2 million with Clarus. Interest accrues on the entire principal amount of the Note outstanding at a fixed rate of 6.75% per annum. Principal and interest are payable monthly commencing on May 1, 2022 through the maturity date of April 1, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $2.5 million is due. The note is collateralized by the combined value of a total of four specific aircraft and one engine. The proceeds were used for the funding of the Air Choice One Acquisition.

Clarus Capital — Tranche 2 Note

On April 29, 2022, the Company executed a 5-year promissory note, the Tranche 2 Note, in the amount of $3.4 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 6.75% per annum. Principal and interest are payable monthly commencing on May 29, 2022 through the maturity date of April 29, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $2.0 million is due. The note is collateralized by the combined value of a total of two specific aircraft. The $1.8 million of $3.4 million of proceeds were used to repay the U.S. Treasury Department loan. See Note 10, Long-Term Debt, Net.

Clarus Capital — Tranche 3 Note

On June 27, 2022, the Company executed a 5-year promissory note, the Tranche 3 Note in the amount of $9.4 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 7.25% per annum. Principal and interest are payable monthly commencing on July 27, 2022 and continuing through the maturity date of June 27, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $5.6 million is due. The note is collateralized by the combined value of a total of eight specific aircraft, of which, one was purchased in 2021 and seven were purchased in 2022.

Clarus Capital — Tranche 4 Note

On August 5, 2022, the Company executed a 5-year promissory note, the Tranche 4 Note in the amount of $2.9 million with Clarus. Interest accrues on the entire principal amount of the note outstanding at a fixed rate of 7.50% per annum. Principal and interest are payable monthly commencing on September 5, 2022 and continuing through the maturity date of August 5, 2027. On the maturity date, in addition to the final principal and interest payment, a principal balloon payment of $1.7 million is due. The note is collateralized by the combined value of a total of two aircraft, which were both purchased in 2022.

Multi-Aero, Inc. Acquisition

On April 1, 2022, the Company acquired all of the issued and outstanding capital stock of St. Louis-based air carrier Multi-Aero, Inc. dba Air Choice One (“MUA” or “Air Choice One”) for total cash purchase consideration of $4.1 million which was funded at close by the Clarus Tranche 1 Note. The primary reason for the acquisition was to expand capacity to serve additional EAS routes planned for in the third and fourth quarter of 2022. The net assets acquired primarily include three aircraft ($3.1 million), a spare aircraft engine ($0.2 million), spare parts inventory ($0.5 million), and liabilities ($0.1 million). The Company recognized $0.4 million of goodwill as part of this transaction. At acquisition close, Air Choice One was serving a total of three destinations in the United States: Arkansas, Missouri, and Tennessee. Per ASC 805, this was deemed to be a business combination and the Company did not incur any acquisition-related cost as part of this transaction.

The assessment of fair value is based on preliminary valuations and estimates that were available to management at the time the condensed consolidated financial statements were prepared. Accordingly, the allocation of purchase price is preliminary and therefore subject to adjustment during the measurement adjustment period.

Southern Airways Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 19. Subsequent Events (cont.)

Aircraft Purchases

During 2022, the Company purchased a total of thirteen aircraft in several transactions described as follows:

•        In March  2022, the Company purchased one aircraft for approximately $1.8 million, where the Company paid $100 thousand in cash and financed the remainder through the Tranche 3 Note.

•        In April 2022, the Company agreed to purchase a total of three previously-leased aircraft from a lessor for $1.6 million per aircraft. The Company financed one of the aircraft purchases with the Tranche 2 Note and the other two aircraft purchases were financed with the Tranche 3 Note.

•        In April 2022, the Company purchased a total of three aircraft as part of the Air Choice One Acquisition, for a total purchase consideration of $4.1 million. The transaction was financed by the Tranche 1 Note.

•        In June 2022, the Company executed an agreement to purchase two Tecnam P2012 aircraft to carry out the air service for the proposed Marianas JV. The purchase price of each aircraft was $2.8 million. The first aircraft was delivered in May 2022 and the second aircraft was delivered in July 2022. As consideration for the two purchased aircraft, the Company executed two ten-year promissory notes with Tecnam in the amount of $1.8 million and $2.0 million, respectively.

•        In June 2022, the Company purchased a total of four aircraft for a total purchase consideration of $4.5 million. The Company financed the purchase of all four aircraft with the Tranche 3 Note.

SkyWest Guarantee and Call Option

In conjunction with the Air Choice One acquisition and the financings of ten aircraft, SkyWest, Inc. agreed to guarantee the Company’s Security Agreement associated with all four Tranches of Notes with Clarus in exchange for 27,155 shares of the Company’s common stock. As of the date of this report, SkyWest owns a total of 85,318 shares of the Company’s total outstanding common stock.

In addition to the consideration set forth above, commencing on April 1, 2023 and terminating on March 31, 2026, SkyWest shall have a limited, one-time option to purchase the Multi-Aero 14 CFR Part 135 Air Carrier Certificate No.MUIA594G (the “Multi-Aero Certificate”) for a purchase price of 1,365 shares of the Company’s common stock.

Related Party Subsequent Event — Schuman

In July 2022, the Company made its 3rd out of a total of 5 scheduled yearly installment payments to Schuman, consisting of 772 shares of Southern Common stock. The payments relate to the Company’s acquisition of Makani Kai in 2020.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with this registration statement and the listing of our Common Stock, all of which will be paid by us. All amounts are estimated except the SEC registration fee and the exchange listing fee.

Amount
SEC registration fee	$	*
Exchange listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent, and registrar fees		*
Other advisors’ fees		*
Miscellaneous fees and expenses		*
Total	$	*

____________

*        To be filed by amendment.

Item 14.     Indemnification of Directors and Officers.

Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

“(a)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

“(b)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

“(c)   To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

“(d)   Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

“(e)   Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

“(f)   The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

“(g)   A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

“(h)   For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

“(i)    For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

“(j)    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

“(k)   The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

The Amended and Restated Certificate of Incorporation will provide for indemnification of SAM’s directors and officers to the maximum extent permitted by the DGCL, and the Amended and Restated Bylaws will provide for indemnification of SAM’s directors and officers to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, SAM will enter into indemnification agreements with directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require SAM, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.     Recent Sales of Unregistered Securities.

Since November 1, 2019, we have issued and sold the following unregistered securities:

Preferred Stock Issuances

In January 2020, Surf Air issued an aggregate of 66,072,234 shares of Preferred Class B-6s to 53 accredited investors in connection with the acquisitions of Blackbird Air Inc. at a purchase price of $0.5295 per share, for an aggregate purchase price of $35.0 million.

In February 2020, Surf Air issued an aggregate of 20,545,127 shares of Preferred Class B-6a to three accredited investors at a purchase price of $0.5295 per share, for an aggregate purchase price of $10.9 million.

In March 2020, Surf Air issued an aggregate of 93,673 shares of Preferred Class B-6a to one accredited investor at a purchase price of $0.5295 per share, for an aggregate purchase price of $49,600.

In April 2020, Surf Air issued an aggregate of 283,286 shares of Preferred Class B-6a to one accredited investor at a purchase price of $0.5295 per share, for an aggregate purchase price of $150,000.

In June 2020, Surf Air issued an aggregate of 472,143 shares of Preferred Class B-6a to one accredited investor at a purchase price of $0.5295 per share, for an aggregate purchase price of $250,000.

In July 2020, Surf Air issued an aggregate of 5,665,722 shares of Preferred Class B-6a to one accredited investor at a purchase price of $0.5295 per share, for an aggregate purchase price of $3.0 million.

In October 2020, Surf Air issued an aggregate of 1,416,430 shares of Preferred Class B-6a to one accredited investor at a purchase price of $0.5295 per share, for an aggregate purchase price of $750,000.

In December 2020, Surf Air issued an aggregate of 18,483,821 shares of Preferred Class B-6a to nine accredited investors at a purchase price of $0.5295 per share, for an aggregate purchase price of $9.8 million.

In December 2020, Surf Air issued an aggregate of 222,872 shares of Preferred Class B-6a to one accredited investor in connection with the repayment of debt obligations of $118,011.

In December 2020, Surf Air issued an aggregate of 4,370,452 shares of Preferred Class B-6s to one accredited investor in connection with the repayment of debt obligations of $2.3 million.

In January 2021, Surf Air issued an aggregate of 920,280 shares of Preferred Class of B-6a to two accredited investors at a purchase price of $0.5295 per share, for an aggregate purchase price of $487,288.

In February 2021, Surf Air issued an aggregate of 8,588,879 shares of Preferred Class of B-6a to three accredited investors at a purchase price of $0.5295 per share, for an aggregate purchase price of $4.5 million.

In March 2021, Surf Air issued an aggregate of 283,286 shares of Preferred Class of B-6a to one accredited investor at a purchase price of $0.5295 per share, for an aggregate purchase price of $150,000.

In March 2021, Surf Air issued an aggregate of 3,649,587 shares of Preferred Class of B-5 to six accredited investors, in connection with a conversion of the 2017 Notes, at a purchase price of $0.38 per share, for an aggregate purchase price of $1.8 million.

In May 2021, Surf Air issued an aggregate of 834,556 shares of Preferred Class of B-6a to one accredited, in connection with a conversion of the remaining principal balance of a $7.5 million convertible note.

In June 2021, Surf Air issued an aggregate of 5,665,722 shares of Preferred Class of B-6a to one accredited investor at a purchase price of $0.5295 per share, for an aggregate purchase price of $3.0 million.

In August 2021, Surf Air issued an aggregate of 3,777,148 shares of Preferred Class of B-6a to one accredited investor at a purchase price of $0.5295 per share, for an aggregate purchase price of $2.0 million.

In September 2021, Surf Air issued an aggregate of 7,062,764 shares of Preferred Class of B-6a to four accredited investors at a purchase price of $0.5295 per share, for an aggregate purchase price of $3.7 million.

In October 2021, Surf Air issued an aggregate of 727,967 shares of Preferred Class of B-6a to one accredited investor at a purchase price of $0.5295 per share, for an aggregate purchase price of $385,459.

In January 2022, Surf Air issued an aggregate of 708,214 shares of Preferred Class of B-6a to two accredited investors at a purchase price of $0.5295 per share, for an aggregate purchase price of $375,000.

In January 2022, Surf Air issued an aggregate of 309,911 shares of Preferred Class of B-6s to three accredited investors in connection with the repayment of debt obligations of $164,098.

In February 2022, Surf Air issued an aggregate of 230,405 shares of Preferred Class of B-6a to two accredited investor at a purchase price of $0.5295 per share, for an aggregate purchase price of $122,000.

In February 2022, Surf Air issued an aggregate of 2,832,860 shares of Preferred Class of B-6a to five accredited investors at a purchase price of $0.3530 per share, for an aggregate purchase price of $1.0 million.

In February 2022, Surf Air issued an aggregate of 6,215,365 shares of Preferred Class of B-5 to three accredited investors in connection with the conversion of $1.0 million principal of the 2017 Notes plus accrued interest.

In February 2022, Surf Air issued an aggregate of 3,777,148 shares of Preferred Class of B-6a to one accredited investor at a purchase price of $0.5295 per share, for an aggregate purchase price of $2.0 million.

In March 2022, Surf Air issued an aggregate of 132,564 shares of Preferred Class of B-6s to two accredited investors in connection with the repayment of debt obligations of $70,193.

In May 2022, Surf Air issued an aggregate of 188,021 shares of Preferred Class of B-6s to one accredited investor in connection with the repayment of debt obligations of $99,557.

In June 2022, Surf Air issued an aggregate of 377,700 shares of Preferred Class of B-6s to one accredited investor in connection with debt extinguishment related to advisory fees of $199,992.

In September 2022, Surf Air issued an aggregate of 1,888,574 shares of Preferred Class of B-6a to one accredited investor at a purchase price of $0.5295 per share for an aggregate purchase price of $1 million.

Convertible Notes Issuances

In October 2021, Surf Air issued to one accredited investor 8.25% 2022 convertible notes at an aggregate purchase price of $750,000, which was converted into an aggregate of 3,048,643 Preferred Class of B-6a shares in May 2022.

In November 2021, Surf Air issued to one accredited investor 8.25% 2022 convertible notes at an aggregate purchase price of $1.0 million, which was converted into an aggregate of 4,044,581Preferred Class of B-6a shares] in May 2022.

In December 2021, Surf Air issued to one accredited investor 8.25% 2022 convertible notes at an aggregate purchase price of $1.8 million, which was converted into an aggregate of 7,025,992 Preferred Class of B-6a shares] in May 2022.

In January 2022, Surf Air issued to one accredited investor 8.25% 2022 convertible notes at an aggregate purchase price of $450,000, which was converted into an aggregate of 1,798,536 Preferred Class of B-6a shares] in May 2022.

In January 2022, Surf Air issued to one accredited investor 8.25% 2022 convertible notes at an aggregate purchase price of $750,000, which was converted into an aggregate of 2,992,296 Preferred Class of B-6a shares in May 2022.

In February 2022, Surf Air issued to one accredited investor 8.25% 2022 convertible notes at an aggregate purchase price of $500,000, which was converted into an aggregate of 1,991,449 Preferred Class of B-6a shares in May 2022.

In February 2022, Surf Air issued to one accredited investor 8.25% 2022 convertible notes at an aggregate purchase price of $2.3 million, which was converted into an aggregate of 8,934,417 Preferred Class of B-6a shares in May 2022.

In April 2022, Surf Air issued to one accredited investor 8.25% 2022 convertible notes at an aggregate purchase price of $1.3 million, which was converted into an aggregate of 5,096,749 Preferred Class of B-6a shares in May 2022.

Term Note Issuances

In October 2022, Surf Air entered into a term note agreement to receive $4.5 million in cash from LamVen, an entity owned by an officer of the Company. Interest is due upon maturity at a rate of 8.25% per annum.

Share-based Compensation

From November 1, 2019, through the date of this prospectus, Surf Air granted to certain directors, officers, employees, consultants, and other service providers options to purchase 22.0 million of its ordinary shares, restricted share purchase agreements covering 164.1 million of its ordinary shares, and restricted share grant agreements covering 84.6 million of its ordinary shares, with grant date fair values per share ranging from $0.04 to $0.25.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.     Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1+	Acquisition Agreement, dated as of March 17, 2021, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation.
2.2

Amendment No. 1 to Acquisition Agreement, dated as of August 22, 2021, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation.

2.3	Amendment No. 2 to Acquisition Agreement, dated as of May 17, 2022, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation.
2.4

Amendment No. 3 to Acquisition Agreement, dated as of November 11, 2022, by and between Surf Air Mobility Inc., Surf Air Global Limited, Surf Air Inc., SAC Merger Sub Inc. and Southern Airways Corporation.

3.1	Form of Amended and Restated Certificate of Incorporation of SAM.
3.2	Form of Amended and Restated Bylaws of SAM.
4.1*	Specimen Common Stock Certificate.
5.1*	Opinion of O’Melveny & Myers LLP regarding the validity of the securities being registered.
10.1#*	Form of SAM 2023 Equity Incentive Plan.
10.2#*	Form of SAM 2023 Employee Stock Purchase Plan.
10.3++	Amended and Restated Share Purchase Agreement, dated as of May 17, 2022, among Surf Air Global Limited, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited.
10.4	Form of SAFE Agreement.
10.5*	Form of Director Indemnification Agreement.
10.6+++	Collaboration & Engineering Services Agreement, dated as of September 15, 2022, by and between Textron Aviation Inc. and Surf Air Mobility Inc.
10.7+++	Amended and Restated Sales and Marketing Agreement, dated as of September 27, 2022, by and between Textron Aviation Inc. and Surf Air Mobility Inc.
10.8+++	Data License Agreement, dated as of September 15, 2022, among Textron Aviation Inc., Textron Innovations Inc. and Surf Air Mobility Inc.
10.9	Pilot Pathway Agreement, dated as of July 17, 2019, by and between SkyWest Airlines, Inc. and Southern Airways Corporation.
10.10++	Amendment No. 1 to Pilot Pathway Agreement, dated as of October 1, 2020, by and between SkyWest Airlines, Inc. and Southern Airways Corporation.
10.11+++	Master Agreement, dated as of October 10, 2022, by and between Jetstream Aviation Capital, LLC and Surf Air Mobility Inc.
10.12+	Business Combination Agreement, dated as of May 17, 2022, by and among Tuscan Holdings Corp. II, Surf Air Global Limited, Surf Air Mobility Inc., THCA Merger Sub Inc. and SAGL Merger Sub Limited.
10.13

Amendment No. 1 to Business Combination Agreement, dated as of September 1, 2022, by and among Tuscan Holdings Corp. II, Surf Air Global Limited, Surf Air Mobility Inc., THCA Merger Sub Inc. and SAGL Merger Sub Limited.

10.14

Mutual Termination and Release Agreement, dated as of November 14, 2022, by and among Tuscan Holdings Corp. II, Surf Air Global Limited, Surf Air Mobility Inc., THCA Merger Sub Inc. and SAGL Merger Sub Limited.

16.1*	Letter from CohnReznick LLP regarding change in certifying accountant.
21.1*	List of Subsidiaries.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of PricewaterhouseCoopers LLP.
23.3*	Consent of O’Melveny & Myers LLP (included as part of Exhibit 5.1).
99.1*	Consent of Carl Albert to be named as a director.
99.2*	Consent of John D’Agostino to be named as a director.
99.3*	Consent of Stan Little to be named as a director.
99.4*	Consent of Edward Mady to be named as a director.

Exhibit No.	Description
99.5*	Consent of Ann Nelson to be named as a director.
99.6*	Consent of Tyler Painter to be named as a director.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
107*	Filing Fee Table.

____________

*        To be filed by amendment.

+        Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

++      Schedules to this Exhibit omitted pursuant to Regulation S-K Item 601(a)(5) promulgated under the Exchange Act. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

+++   Specific provisions or terms to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(10)(iv) promulgated under the Exchange Act. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

#        Indicates management contract or compensatory plan or arrangement.

Item 17.     Undertakings.

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act, as amended, or the Securities Act.

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hawthorne, State of California, on         , 2022.

By:
Sudhin Shahani
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
	Chief Executive Officer	, 2022
Sudhin Shahani	(Principal Executive Officer) and Director
	Chief Financial Officer	, 2022
Deanna White	(Principal Financial Officer and Principal Accounting Officer)